Filed Pursuant to Rule 424(b)(4)
Registration No. 333-208596

8,000,000 Shares

Class A Common Stock

This is our initial public offering. We are offering 8,000,000 shares of our Class A common stock.

The initial public offering price is $14.00 per share. No public market currently exists for the shares, and no shares of the Class A common stock were outstanding before this offering. Our Class A common stock has been approved for listing on the NASDAQ Global Select Market under the trading symbol “SCWX.”

We are currently an indirect wholly-owned subsidiary of Dell Inc. and Dell Inc.’s ultimate parent company, Denali Holding Inc. Following this offering, our two classes of authorized common stock will consist of Class A common stock and Class B common stock. Denali Holding Inc. will own, indirectly through Dell Inc. and Dell Inc.’s subsidiaries, no shares of our outstanding Class A common stock and all outstanding shares of our Class B common stock, which will represent approximately 86.8% of our total outstanding shares of common stock and approximately 98.5% of the combined voting power of both classes of our outstanding common stock immediately after this offering (or approximately 85.5% and 98.3%, respectively, if the underwriters exercise their over-allotment option in full). As a result, we will be a “controlled company” for purposes of the marketplace rules of the NASDAQ Stock Market.

The rights of the holders of the Class A common stock and Class B common stock will be identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. While beneficially owned by Denali Holding Inc. or any of its subsidiaries (excluding us and our controlled affiliates), each share of Class B common stock will be convertible into one share of Class A common stock at any time at the holder’s option. The Class B common stock will automatically convert into Class A common stock on a share-for-share basis in circumstances specified in our charter.

We are an “emerging growth company” under the federal securities laws and are eligible to comply with reduced disclosure requirements for this prospectus and our public company filings.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 13.

	Price to Public	Underwriting Discounts and Commissions (1)	Proceeds to SecureWorks Corp.
Per Share	$14.00	$0.98	$13.02
Total	$112,000,000	$7,840,000	$104,160,000

(1)	See “Underwriters” on page 159 for additional information regarding underwriting compensation.

The underwriters have an option to purchase a maximum of 1,200,000 additional shares of Class A common stock from us solely to cover over-allotments of shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the shares of Class A common stock will be made on or about April 27, 2016.

BofA Merrill Lynch	Morgan Stanley	Goldman, Sachs & Co.	J.P. Morgan

Barclays	Citigroup	Credit Suisse	RBC Capital Markets	UBS Investment Bank

Pacific Crest Securities a division of KeyBanc Capital Markets	Stifel	SunTrust Robinson Humphrey	William Blair

Academy Securities	Ramirez & Co., Inc.	Siebert Brandford Shank & Co., L.L.C.	The Williams Capital Group, L.P.

The date of this prospectus is April 21, 2016.

OUR MISSIONOUR MISSION
WE SECURE OUR CLIENTS BY
PROVIDING EXCEPTIONAL
INTELLIGENCE-DRIVEN
INFORMATION
SECURITY SOLUTIONS
SecureWorks

SecureWorks®

59 countries

Over 4,200 clients

As many as
160 BILLION
events analyzed daily

MANAGED SECURITY

THREAT INTELLIGENCE

INCIDENT RESPONSE

59 countries
Over 4,200clients As many as
160 BILLION
events analyzed daily
MANAGED THREAT INCIDENT SECURITY INTELLIGENCE RESPONSE

Increasing Client Base & Global Visibility
Prevent
Detect
Counter Threat Unit
Counter Threat Platform
Counter Threat Operations Platform
Predict
Respond
Generating Actionable Intelligence
SECURITY & RISK CONSULTING

Neither we nor the underwriters have authorized anyone to provide you with any information or make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Through and including May 16, 2016 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

Except where the context otherwise requires or where otherwise indicated, (1) all references to “SecureWorks,” “we,” “us,” “our” and “our company” in this prospectus refer to SecureWorks Corp. and our subsidiaries on a consolidated basis, (2) all references to “Dell” refer to Dell Inc. and its subsidiaries on a consolidated basis, (3) all references to “Denali” refer to Denali Holding Inc., the ultimate parent company of Dell Inc., (4) all references to “Dell Marketing” refer to Dell Marketing L.P., the indirect wholly-owned subsidiary of Dell Inc. and Denali that directly holds shares of our common stock, (5) all references to “Silver Lake” refer to Silver Lake Partners and (6) all references to our “charter” refer to our restated certificate of incorporation as it will be in effect immediately before the closing of this offering.

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PROSPECTUS SUMMARY

This summary highlights information presented in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider before deciding whether to purchase shares of our Class A common stock. You should read the entire prospectus carefully in making your investment decision. You should carefully consider, among other information, our financial statements and the related notes and the information under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Some of the statements in this summary contain forward-looking statements, as discussed under “Special Note Regarding Forward-Looking Statements.”

Our fiscal year is the 52- or 53-week period ending on the Friday nearest January 31. Our 2016 fiscal year ended on January 29, 2016, our 2015 fiscal year ended on January 30, 2015 and our 2014 fiscal year ended on January 31, 2014.

Except where the context otherwise requires or where otherwise indicated, all share numbers and per share amounts in this prospectus have been retroactively adjusted to give effect to a 70,000-for-1 forward stock split of our Class B common stock that was effective on April 8, 2016.

SECUREWORKS CORP.

Our Mission

Our mission is to secure our clients by providing exceptional intelligence-driven information security solutions.

Overview

We are a leading global provider of intelligence-driven information security solutions exclusively focused on protecting our clients from cyber attacks. We have pioneered an integrated approach that delivers a broad portfolio of information security solutions to organizations of varying size and complexity. Our solutions enable organizations to fortify their cyber defenses to prevent security breaches, detect malicious activity in real time, prioritize and respond rapidly to security breaches and predict emerging threats. The solutions leverage our proprietary technologies, processes and extensive expertise in the information security industry which we have developed over 16 years of operations. As of January 29, 2016, we served over 4,200 clients across 59 countries. Our success in serving our clients has resulted in consistent recognition of our company as a market leader in managed security services by industry research firms such as International Data Corporation and Forrester Research, Inc. Separately, Gartner, Inc. has recognized us as a Leader in its “Magic Quadrant for Managed Security Services” from 2007 to 2015.

Organizations of all sizes rely on information technologies to make their businesses more productive and effective. These technologies are growing in complexity and often include a combination of on-premise, cloud and hybrid environments which are connected to multiple networks and are increasingly accessed via mobile devices. As a result, protecting information from cyber threats has become progressively more challenging, IT security budgets are growing and cybersecurity has become a critical priority for senior executives and boards of directors. At the same time, cyber attacks, which are growing in frequency and sophistication, are increasingly initiated by cyber criminals, nation states and other highly skilled adversaries intent on misappropriating information or inflicting financial and reputational damage. The challenge of information security is compounded by the proliferation of new regulations and industry-specific compliance requirements mandating that organizations maintain the integrity and confidentiality of their data.

These increasing cybersecurity challenges have created a large and fragmented market for IT security products and services. We believe that many organizations remain vulnerable to cyber attacks because they lack sufficient internal expertise in cybersecurity and rely on a collection of uncoordinated “point” products that address specific security issues but fall short in identifying and defending against next-generation cyber threats. As a result, these organizations engage information security services providers as part of their IT security strategy. Traditional security services providers, however, often lack a broad perspective on the threat landscape, are unable to scale their services to match the security needs of organizations, fail to provide actionable security information, focus only on a subset of the security needs of organizations or have limited deployment options.

Our intelligence-driven information security solutions offer an innovative approach to prevent, detect, respond to and predict cybersecurity breaches. Through our managed security offerings, we provide global visibility and insight into malicious activity, enabling our clients to detect and effectively remediate threats quickly. Threat intelligence, which is typically deployed as part of our managed security offerings, delivers early warnings of vulnerabilities and threats along with actionable information to help prevent any adverse impact. Through security and risk consulting, we advise clients on a broad range of security and risk-related matters. Incident response, which is typically deployed along with security and risk consulting, minimizes the impact and duration of security breaches through proactive client preparation, rapid containment and thorough event analysis followed by effective remediation.

Our proprietary Counter Threat Platform constitutes the core of our intelligence-driven information security solutions. This platform is purpose-built to provide us with global visibility into the threat landscape and a powerful perspective on our clients’ network environments. Each day, from our clients across the globe, it aggregates as many as 160 billion events, which are events that possibly indicate anomalous activity or trends in a client’s environment. Our platform analyzes these events with sophisticated algorithms to discover malicious activity and deliver security countermeasures, dynamic intelligence and valuable context regarding the intentions and actions of cyber adversaries. The platform leverages our intelligence gained over 16 years of processing and handling events, the exclusive research on emerging threats and attack techniques conducted by our Counter Threat Unit research team and the extensive experience and deep understanding of the nature of cyber threats of our highly trained security analysts. We incorporate this intelligence into the platform on a real-time basis to provide additional context regarding “security events” or “threat events,” which represent malicious activity potentially compromising the security of a network, and to enhance the quality of the actionable security information we provide. The improved intelligence augments the value and drives broader adoption of our solutions, which in turn enables us to analyze yet more security information generated by a larger client base and increase the effectiveness of our protective and incident response measures.

We believe that our singular focus on providing a comprehensive portfolio of information security solutions makes us a trusted advisor and an attractive partner for our clients. Our flexible deployment model allows us to support the evolving needs of the largest, most sophisticated enterprises staffed with in-house security experts, as well as small and medium-sized businesses and government agencies with limited in-house capabilities and resources. Our vendor-neutral approach enables our clients to enhance their evolving IT security infrastructure, appliances and “best of breed” technologies with our solutions and capabilities, which provide our clients with both a comprehensive and highly effective security defense posture.

We have experienced significant growth since our inception. We generate revenue from our managed security and threat intelligence solutions through subscription-based arrangements, which provide us with a highly visible and recurring revenue stream, as well as revenue from our security and risk consulting engagements through fixed-price or retainer-based contracts. Our total revenue was $339.5 million in fiscal 2016, $262.1 million in fiscal 2015 and $205.8 million in fiscal 2014, for annual growth of 30% and 27%, respectively. Our subscription revenue was $271.8 million in fiscal 2016, $207.2 million in fiscal 2015 and $170.2 million in fiscal 2014, for annual growth of 31% and 22%, respectively. We incurred net losses of $72.4 million in fiscal 2016, $38.5 million in fiscal 2015 and $44.5 million in fiscal 2014.

Industry Background

Organizations of all sizes are using new information technologies to make their businesses more productive and effective.

Organizations of all sizes rely on information technologies to make their businesses more productive and effective. Modern IT infrastructures are growing in complexity and often include a combination of on-premise, cloud and hybrid environments. In addition, the adoption of mobile computing allows access to critical business information from various devices and locations. The widespread adoption of these advanced IT architectures, along with the rapid growth of connected devices and new ways of delivering IT services, enables organizations to benefit from business applications that are more powerful and easier to deploy, use and maintain.

This rapidly evolving IT environment is increasingly vulnerable to frequent and sophisticated cyber attacks.

The evolving landscape of applications, modes of communication and IT architectures makes it increasingly challenging for businesses to protect their critical business assets from cyber threats. New technologies heighten security risks by increasing the number of ways a threat actor can attack a target by giving users greater access to important business networks and information and by facilitating the transfer of control of underlying applications and infrastructure to third-party vendors. Cyber attacks have evolved from computer viruses written by amateur hackers into highly complex and targeted attacks led by highly skilled adversaries intent on stealing information or causing financial and reputational damage.

The severe economic and reputational impact of attacks, coupled with growing regulatory burdens, makes cybersecurity defense increasingly a priority for senior management and boards of directors.

In the wake of numerous recent high-profile data breaches, organizations are increasingly aware of the financial and reputational risks associated with IT security vulnerabilities. We believe that the cybersecurity programs at many organizations do not rival the persistence, tactical skill and technological prowess of today’s cyber adversaries. Security breaches can be highly public and result in reputational damage and legal liability as well as large losses in productivity and revenue. Many organizations are particularly concerned about attacks that attempt to misappropriate sensitive and valuable business information. Adding to the urgency of the IT security challenge, new regulations and industry-specific compliance requirements direct organizations to design, implement, document and demonstrate controls and processes to maintain the integrity and confidentiality of information transmitted and stored on their systems.

The traditional cybersecurity approach of using numerous “point” products often fails to detect threats and block attacks.

Information systems at many organizations are vulnerable to breach because they rely on a collection of uncoordinated “point” security products that address security risks in a piecemeal fashion rather than in a proactive and coordinated manner. An effective cyber defense strategy requires the coordinated deployment of multiple products and services tailored to an organization’s specific security needs. Point products, however, primarily address security issues in a reactive manner, employing passive auditing or basic blocking techniques, and often lack integration and intelligent monitoring capabilities and management within a common framework necessary to provide effective information security throughout an organization.

Identifying and hiring qualified security professionals is a significant challenge for many organizations.

The difficulty in providing effective information security is exacerbated by the highly competitive environment for identifying, hiring and retaining qualified information security professionals.

As a result, organizations engage information security services vendors to integrate, monitor and manage their point products to enhance their defense against cyber threats.

Because many organizations cannot adequately protect their networks from cyber threats, they are augmenting their IT security strategies to include information security services. By using these services, organizations seek to decrease their vulnerability to security breaches, increase the effectiveness of their existing investments in security products and free their own IT staff to focus on other responsibilities.

Traditional information security services vendors, however, often fail to satisfy the IT security needs of organizations, many of which seek the advantages of our solutions.

Gartner, Inc. estimates that the size of the combined Enterprise Security Services IT Outsourcing and consulting services markets was $25.0 billion in 2013 and expects it to grow at a compound annual growth rate of 11% to $47.0 billion in 2019 based on Current Dollar-Tables which convert foreign currencies into U.S. dollars at contemporaneous exchange rates. Frost & Sullivan estimates that sales of managed security services were $6.9 billion globally and $1.8 billion in North America in 2013, and expects sales to grow to $12.8 billion globally and $3.3 billion in North America in 2018, representing a compound annual growth rate of 13% and 12%, respectively. Recognizing the weaknesses of many traditional information security services vendors, organizations of all sizes are engaging us to help improve their defensive posture and manage their day-to-day exposure to cyber threats.

Our Solutions

Our Counter Threat Platform constitutes the core of our intelligence-driven information security solutions and provides our clients with a powerful integrated perspective and intelligence regarding their network environments and security threats. Our integrated suite of solutions includes:

•	Managed security, through which we provide our clients global visibility and insight into malicious activity in their network environments and enable them to detect and remediate threats quickly and effectively

•	Threat intelligence, through which we deliver early warnings of vulnerabilities and threats and provide actionable security intelligence to address these problems

•	Security and risk consulting, through which we advise our clients on a variety of information security and risk-related matters, such as how to design and build strategic security programs, assess and test security capabilities and meet regulatory compliance requirements

•	Incident response, through which we help our clients rapidly analyze, contain and remediate security breaches to minimize their duration and impact

The key capabilities of our solutions include:

Global Visibility. We have global visibility into the cyber threat landscape through our work for over 4,200 clients across 59 countries as of January 29, 2016. We are able to gain real-time insights that enable us to predict, detect and respond to threats quickly and effectively. We also are able to identify threats originating within a particular geographic area or relating to a particular industry and proactively leverage this threat intelligence to protect other clients against these threats.

Scalable Platform with Powerful Network Effects. Our proprietary Counter Threat Platform features a multi-tenant and distributed architecture that enables our software to scale and to provide faster performance while efficiently utilizing its underlying infrastructure. The platform analyzes as many as 160 billion daily events from across our global client base to provide real-time risk assessment and rapid response. It is highly automated and processes an increasing percentage of events—over 99% as of January 29, 2016—without the need for human intervention. As our client base increases, our platform is able to analyze more events, and the intelligence derived from the additional events makes the platform more effective, which in turn drives broader client adoption and enhances the value of our solutions to both new and existing clients.

Contextual and Predictive Threat Intelligence. Our proprietary and purpose-built technology analyzes and correlates billions of events using advanced analytical tools and sophisticated algorithms to generate threat intelligence. This intelligence is augmented by our Counter Threat Unit research team, which conducts research into threat actors, uncovers new attack techniques, analyzes emerging threats and evaluates the risks posed to our clients. Applying this intelligence across our solutions portfolio provides clients with deeper insights and enriched context regarding tactics, techniques and procedures employed by those threat actors.

Integrated, Vendor-Neutral Approach. Our solutions are designed to monitor alerts, logs and other messages across multiple stages of the threat lifecycle by integrating a wide array of proprietary and third-party security products. This vendor-neutral approach allows us to aggregate events from a wide range of security and network devices, applications and endpoints to enhance our understanding of clients’ networks and increase the effectiveness of our monitoring solutions.

Flexible Solution and Delivery Options. Our intelligence-driven information security solutions are purpose-built to serve a broad array of evolving client needs regardless of a client’s size or the complexity of its security infrastructure. Our clients may subscribe to any combination of our solutions and also choose how much control they will maintain over their IT security infrastructure by selecting among our fully-managed, co-managed or monitored solution delivery options. Our flexible approach enables clients to tailor our solutions to reduce large and risky investments and costly implementations and to ensure quick and easy deployment.

Our Competitive Strengths

We believe that the following key competitive advantages will allow us to maintain and extend our leadership position in providing intelligence-driven information security solutions:

A Leader in Intelligence-Driven Information Security Solutions. We are a global leader in providing intelligence-driven information security solutions and believe that we have become a mission-critical vendor to many of the large enterprises, small and medium-sized businesses and U.S. state and local government agencies we serve. Our position as a technology and market leader enhances our brand and enables us to influence organizations’ purchasing decisions as they look for a comprehensive solution.

Purpose-Built, Proprietary Technology. At the core of our solutions is the Counter Threat Platform, a proprietary technology platform we have developed during our 16 years of operations. This platform collects, correlates and analyzes billions of daily events and data points, and generates enriched security intelligence on threat actor groups and global threat indicators.

Specialist Focus and Expertise. We have built our company, technology and culture with a singular focus on protecting our clients by delivering intelligence-driven information security solutions. We believe this continued focus reinforces our differentiation from other information security services vendors, including telecommunications and network providers, IT security product companies and local and regional information security services providers.

Strong Team Culture. At our company, the fight against sophisticated and malicious cybersecurity threats is a personal one, and we take great pride in helping our clients protect their critical business data and processes. We dedicate significant resources to ensure that our culture and brand reflect our exclusive focus on protecting our clients.

Seasoned Management Team and Extensive IT Security Expertise. We have a highly experienced and tenured management team with extensive IT security expertise and a record of developing successful new technologies and solutions to help protect our clients.

Our Growth Strategy

Our goal is to be the global leader of intelligence-driven information security solutions. To pursue our growth strategy, we seek to:

Maintain and extend our technology leadership: We intend to enhance our leading intelligence-driven integrated suite of solutions by adding complementary solutions that strengthen the security posture of our clients, such as security solutions for cloud-based environments. We intend to meet this goal by investing in research and development, increasing our global threat research capabilities and hiring personnel with extensive IT security expertise.

Expand and diversify our client base: We intend to continue to grow our client base, both domestically and internationally, by investing in our direct sales force, further developing our strategic and distribution relationships, pursuing opportunities across a broad range of industries and creating new cloud-based solutions. We also intend to continue increasing our geographic footprint to further enhance our deep insight into the global threat landscape and our ability to deliver comprehensive threat intelligence to our clients.

Deepen our existing client relationships: We intend to leverage the strong client relationships and high client satisfaction from across our client base to sell additional solutions to existing clients. We will continue to invest in our account management, marketing initiatives and client support programs in seeking to achieve high client renewal rates, help clients realize greater value from their existing solutions and encourage them to expand their use of our solutions over time.

Attract and retain top talent: Our technology leadership, brand, exclusive focus on information security, client-first culture and robust training and development program have enabled us to attract and retain highly talented professionals with a passion for building a career in the information security industry. We will continue to invest in attracting and retaining top talent to support and enhance our information security offerings.

Risks Associated with Our Business

Our business is subject to numerous risks, including those discussed under “Risk Factors” beginning on page 13 immediately following this prospectus summary. These risks could materially and adversely affect our business, financial condition, operating results and prospects, which could cause the trading price of our Class A common stock to decline and could result in a partial or total loss of your investment.

Our Relationship with Dell and Denali

Ownership of Our Company Before this Offering. On February 8, 2011, we were acquired by Dell, a global information technology company. On October 29, 2013, Dell Inc. completed a going-private transaction in which its public stockholders received cash for their shares of Dell Inc. common stock. Dell Inc. was acquired by Denali Holding Inc., a holding company formed for the purposes of the transaction, and Dell Inc. thereafter ceased to file reports with the SEC. As of April 1, 2016, the beneficial owners of Denali’s outstanding voting securities were Michael S. Dell, the Chairman, Chief Executive Officer and founder of Dell (64%), the Susan Lieberman Dell Separate Property Trust, a separate property trust for the benefit of Mr. Dell’s wife (6%), investment funds affiliated with Silver Lake, a global private equity firm (24%), MSDC Denali Investors, L.P. and MSDC Denali EIV, LLC, which are managed by MSD Partners, L.P., an investment firm that was formed by the principals of MSD Capital, L.P., the investment firm that exclusively manages the capital of Mr. Dell and his family (4%), and members of Dell’s management and other investors (2%). Denali currently beneficially owns all of our outstanding common stock indirectly through Dell Inc. and Dell Inc.’s subsidiaries.

Upon the completion of Dell Inc.’s going-private transaction, we guaranteed repayment of certain indebtedness incurred by Dell to finance the transaction and pledged substantially all of our assets to secure repayment of the indebtedness. In connection with this offering, our guarantees of Dell’s indebtedness and the pledge of our assets have been terminated and we have ceased to be subject to the restrictions of the agreements governing the indebtedness. Following this offering, all of our shares of common stock held by Dell Marketing L.P., an indirect wholly-owned subsidiary of Dell Inc. and Denali, or by any other subsidiary of Denali that is a party to the debt agreements will be pledged to secure repayment of the foregoing indebtedness.

Control of Our Company by Denali After this Offering. Immediately after the completion of this offering, Denali will own, indirectly through Dell Inc. and Dell Inc.’s subsidiaries, including Dell Marketing L.P., no shares of our Class A common stock and all 70,000,000 outstanding shares of our Class B common stock, which will represent approximately 86.8% of our total outstanding shares of common stock and approximately 98.5% of the combined voting power of both classes of our outstanding common stock immediately after this offering (or approximately 85.5% and 98.3%, respectively, if the underwriters exercise their over-allotment option in full). As a result, Denali will continue to control us following this offering, and will be able to exercise control over all matters requiring approval by our stockholders, including the election of our directors and approval of significant corporate transactions. Denali’s controlling interest may discourage a change in control of our company that other holders of our common stock may favor. Denali is not subject to any contractual obligation to retain any of our common stock, except that it has agreed not to sell or otherwise dispose of any of our common stock during the period ending 180 days after the date of this prospectus without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC, on behalf of the underwriters, as described under “Underwriters.”

Michael S. Dell, the Chairman and Chief Executive Officer of Dell and Denali, and Egon Durban, a director of Dell and Denali, serve on our board of directors.

Our Services Arrangements with Dell. Before this offering, Dell has provided various corporate services to us in the ordinary course of our business, including finance, tax, human resources, legal, insurance, IT, procurement and facilities-related services. Dell also has provided us with the services of a number of its executives and employees. In connection with this offering, we have entered into agreements with Dell and Denali relating either to this offering or for the purpose of formalizing our existing and future relationships with these companies after this offering. The agreements include a shared services agreement, intellectual property agreements, a tax matters agreement, an employee matters agreement and agreements related to real estate matters. For a description of these agreements, see “Certain Relationships and Related Transactions—Operating and Other Agreements Between Dell or Denali and Us.”

Our Commercial Arrangements with Dell. Before this offering, as a subsidiary of Dell, we have participated in commercial arrangements with Dell, under which, for example, we provide information security solutions to third-party clients with which Dell has contracted to provide our solutions, procure hardware, software and services from Dell and sell our solutions through Dell in the United States and some international jurisdictions. In connection with this offering, we have entered into agreements that govern these commercial arrangements now and after the offering. In particular, under a new master commercial customer agreement between us and Dell, we are able to procure hardware, software and services from Dell either at a discount to list price or at a margin above Dell’s cost that is generally consistent with the pricing terms Dell offers to select corporate customers. For information about our existing commercial arrangements with Dell and how we expect this offering will affect them, see “Certain Relationships and Related Transactions—Relationship with Dell” and “—Operating and Other Agreements Between Dell or Denali and Us.”

Corporate Information

Our principal executive offices are located at One Concourse Parkway NE, Suite 500, Atlanta, Georgia 30328. Our telephone number at that address is (404) 327-6339. Our website is www.secureworks.com. Information appearing on, or that can be accessed through, our website is not a part of this prospectus.

Our predecessor company was originally formed as a limited liability company in Georgia in March 1999, and we were incorporated in Georgia under the name SecureWorks Holding Corporation in May 2009. On November 24, 2015, we reincorporated from Georgia to Delaware pursuant to a plan of conversion. In connection with our reincorporation, we changed our name to SecureWorks Corp. We are a holding company that conducts operations through our wholly-owned subsidiaries.

“SecureWorks,” the SecureWorks logos and other trade names, trademarks or service marks of SecureWorks appearing in this prospectus are the property of SecureWorks. This prospectus contains additional trade names, trademarks and service marks of other companies, which are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

Emerging Growth Company Status

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For so long as we remain an emerging growth company, we are permitted and currently intend to rely on the following provisions of the JOBS Act that contain exceptions from disclosure and other requirements that otherwise are applicable to companies that conduct initial public offerings and file periodic reports with the SEC. The JOBS Act provisions:

•	permit us to include three years, rather than five years, of selected financial data in this prospectus;

•	provide an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002;

•	permit us to include reduced disclosure regarding executive compensation in this prospectus and our SEC filings as a public company; and

•	provide an exemption from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute arrangements not previously approved.

We will remain an emerging growth company until:

•	the first to occur of the last day of the fiscal year (1) which follows the fifth anniversary of the completion of this offering, (2) in which we have total annual gross revenue of at least $1 billion or (3) in which the market value of our capital stock held by non-affiliates was $700 million or more as of the last business day of the preceding second fiscal quarter; or

•	if it occurs before any of the foregoing dates, the date on which we have issued more than $1 billion in non-convertible debt over a three-year period.

We have irrevocably elected not to avail ourselves of the provision of the JOBS Act that permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. As a result, we will be subject to new or revised accounting standards at the same time as other public companies that are not emerging growth companies.

THE OFFERING

Class A common stock offered by us	8,000,000 shares

Class A common stock offered by us pursuant to the underwriters’ over-allotment option	1,200,000 shares

Common stock to be outstanding after this offering:

Class A common stock	10,671,149 shares (or 11,871,149 shares, if the underwriters exercise their over-allotment option in full)

Class B common stock	70,000,000 shares

Voting rights	Following this offering, our two classes of authorized common stock will consist of Class A common stock and Class B common stock. The rights of the holders of the Class A common stock and Class B common stock will be identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. While beneficially owned by Denali or any of its subsidiaries (excluding us and our controlled affiliates), each share of Class B common stock will be convertible into one share of Class A common stock at any time at the holder’s option. The Class B common stock will automatically convert into Class A common stock on a share-for-share basis in circumstances specified in our charter. See “Description of Our Capital Stock” for more information about the rights of each class of our common stock.

Denali’s ownership of common stock to be outstanding after this offering:

Class A common stock	No shares

Class B common stock	Immediately after this offering, Denali will own (indirectly through its wholly-owned subsidiaries) all 70,000,000 outstanding shares of our Class B common stock, which will represent approximately 86.8% of our total outstanding shares of common stock and approximately 98.5% of the combined voting power of both classes of our outstanding common stock (or 85.5% and 98.3%, respectively, if the underwriters exercise their over-allotment option in full).

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $100.3 million, or approximately $115.9 million if the underwriters exercise their over-allotment option in full, at the initial public offering price of $14.00 per share, after deducting the underwriting discounts and commissions and estimated unpaid offering expenses payable by us.

We intend to use the net proceeds we receive from this offering for working capital and other general corporate purposes, which may include financing our growth, developing new solutions and enhancements to our current solutions, funding capital expenditures, and making investments in, and acquisitions of, complementary businesses, services or technologies. We do not intend to transfer any net proceeds we receive from this offering to Denali, Dell or their respective affiliates, other than payments in the ordinary course of business under one or more of the agreements described under “Certain Relationships and Related Transactions—Operating and Other Agreements Between Dell or Denali and Us.” For information about our proposed use of proceeds, see “Use of Proceeds.”

NASDAQ Global Select Market trading symbol	“SCWX”

Unless otherwise indicated, the number of shares of our common stock that will be outstanding immediately after this offering as stated in this prospectus includes the following shares:

•	2,008,924 shares of Class A common stock that will be issued upon the conversion of our outstanding convertible notes at the closing of this offering, based on the initial public offering price of $14.00 per share; and

•	662,225 restricted shares of our Class A common stock to be granted under our 2016 long-term incentive plan before the closing of this offering, based on the initial public offering price, as described under “Executive Compensation—Equity Awards.”

Unless otherwise indicated, the number of shares of our common stock that will be outstanding immediately after this offering as stated in this prospectus excludes the following shares:

•	70,000,000 shares of our Class A common stock that may be issuable upon the conversion of the 70,000,000 shares of our Class B common stock outstanding as of the date of this prospectus; and

•	7,837,775 shares of our Class A common stock reserved for issuance under our 2016 long-term incentive plan after the closing of this offering, including 4,355,904 shares of Class A common stock issuable pursuant to grants of restricted stock units and stock options to be made before the closing of this offering, based on the initial public offering price of $14.00 per share, as described under “Executive Compensation—Benefit Plans—SecureWorks Corp. 2016 Long-Term Incentive Plan—Initial Grants.”

In connection with this offering, we expect to grant restricted shares of our Class A common stock with an aggregate value of approximately $9.3 million, restricted stock units with an aggregate fixed dollar value of $20.2 million and stock options with an exercise price equal to the initial public offering price and an aggregate fair value of $18.6 million. In addition, our outstanding convertible notes will convert into shares of Class A common stock with an aggregate fixed dollar value of $28.1 million. Based on the initial public offering price of $14.00 per share, we will grant 662,225 restricted shares of our Class A common stock, 1,445,401 restricted stock units and options to purchase 2,910,503 shares of our Class A common stock and will issue 2,008,924 shares of our Class A common stock upon the conversion of our outstanding convertible notes.

Except as otherwise indicated, the information in this prospectus about our common stock reflects our capitalization as it will be in effect upon the closing of this offering and assumes no exercise of the underwriters’ over-allotment option.

SUMMARY CONDENSED FINANCIAL DATA

The following tables present our summary historical condensed financial data. For the purposes of the financial statements included in this prospectus, we elected to utilize pushdown accounting for Dell’s going-private transaction completed on October 29, 2013. Accordingly, periods prior to October 29, 2013 reflect our financial position, results of operations and changes in financial position before the transaction, referred to as the predecessor period, and the period beginning on October 29, 2013 reflects our financial position, results of operations and changes in financial position after the transaction, referred to as the successor periods. The summary condensed statements of operations for the periods ended January 29, 2016, January 30, 2015 and January 31, 2014 and the summary condensed statements of financial position as of January 29, 2016 are derived from our audited financial statements included elsewhere in this prospectus.

The summary historical condensed financial data presented below should be read in conjunction with our audited financial statements and accompanying notes, as well as “Selected Condensed Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus. Our condensed financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been if we had operated as a stand-alone public company during the periods presented, including changes that will occur in our operations and capitalization as a result of this offering.

	Fiscal Year Ended
	Successor	Successor	Combined (1)
	January 29, 2016	January 30, 2015	January 31, 2014
	(in thousands, except per share data)
Results of Operations:
Net revenue	$339,522	$262,130	$205,830
Gross margin	$155,713	$117,284	$92,623
Operating expenses	$261,721	$178,377	$160,871
Operating loss	$(106,008)	$(61,093)	$(68,248)
Net loss	$(72,381)	$(38,490)	$(44,515)
Share and Per Share Data (2):
Net loss per share - basic and diluted	$(1.03)	$(0.55)	$(0.17)
Weighted average shares outstanding - basic and diluted	70,000	70,000	70,000
Pro forma net loss per share attributable to common stockholders - basic and diluted	$(0.97)
Pro forma weighted average shares outstanding - basic and diluted	70,983

(1)	For comparative purposes, we have combined the fiscal 2014 operating results for the predecessor and successor periods in the above table. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Relationship with Dell and Denali—Recognition of Dell’s Going-Private Transaction” and “Notes to Financial Statements—Note 1—Description of the Business and Basis of Presentation” for more information on the predecessor and successor periods. Share and per share data are for the successor period only.
(2)	Pro forma net loss per share and pro forma weighted average shares outstanding give effect to the automatic conversion of the outstanding principal and fair value accretion on our outstanding convertible notes into shares of Class A common stock at the closing of this offering as if such conversion occurred as of the date of issuance of the convertible notes.

The following table presents our summary historical condensed consolidated balance sheet information as of January 29, 2016:

•	on an actual basis;

•	on a pro forma basis to give effect to our capitalization as it will be in effect immediately before the closing of this offering; and

•	on a pro forma as adjusted basis to give effect to our sale of 8,000,000 shares of our Class A common stock in this offering at the public offering price of $14.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	January 29, 2016
	Actual	Pro Forma	Pro Forma As Adjusted
		(in thousands)
Balance Sheet:
Cash and cash equivalents	$33,422	$33,422	$133,746	(1)
Accounts receivable, net	$116,357	$116,357	$116,357
Total assets	$917,785	$917,785	$1,013,780
Short-term deferred revenue	$109,467	$109,467	$109,467
Short-term convertible notes	$27,993	$—	$—
Long-term deferred revenue	$18,352	$18,352	$18,352
Total stockholders’ equity	$588,456	$616,449	$713,509	(1)

(1)	The pro forma as adjusted amount reflects $7.1 million of estimated total offering expenses. All of these estimated expenses have been reflected as a deduction from the estimated gross proceeds of this offering in pro forma as adjusted additional paid in capital. Of such $7.1 million of estimated offering expenses, $3.3 million was incurred and paid prior to January 29, 2016, including $2.0 million that was paid on our behalf by Dell. The estimated offering expenses of $3.8 million not paid prior to January 29, 2016 are reflected as a deduction from the estimated gross proceeds of this offering in pro forma as adjusted cash and cash equivalents.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information in this prospectus, including our financial statements and related notes, before deciding whether to purchase shares of our Class A common stock. The risks could materially and adversely affect our business, financial condition, results of operations and prospects. As a result, the trading price of our Class A common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business and Our Industry

We have a history of losses and may not achieve or maintain profitability.

We incurred net losses of $72.4 million in fiscal 2016, $38.5 million in fiscal 2015 and $44.5 million in fiscal 2014. Any failure to increase our revenue as we grow our business could prevent us from achieving or maintaining profitability on a consistent basis or at all. We expect our operating expenses to continue to increase as we implement our growth strategy to maintain and extend our technology leadership, expand and diversify our client base and attract and retain top talent. Our strategic initiatives may be more costly than we expect, and we may not be able to increase our revenue to offset these increased operating expenses and the additional expenses we will incur as a public company. Our revenue growth may slow or revenue may decline for a number of reasons, including increased competition, reduced demand for our solutions, a decrease in the growth or size of the information security market or any failure by us to capitalize on growth opportunities. If we are unable to meet these risks and challenges as we encounter them, our business, financial condition and results of operations may suffer.

We must continually enhance our existing solutions and technologies and develop or acquire new solutions and technologies, or we will lose clients and our competitive position will suffer.

Many of our clients operate in markets characterized by rapidly changing technologies, which require them to support a variety of hardware, software applications, operating systems and networks. As their technologies grow more complex, we expect these clients to face new and increasingly sophisticated methods of cyber attack. To maintain or increase our market share, we must continue to adapt and improve our solutions in response to these changes without compromising the high service levels demanded by our clients. If we fail to predict accurately or react in a timely manner to the changing needs of our clients and emerging technological trends, we will lose clients, which will negatively affect our revenue, financial condition and results of operations. The forces behind changes in technology, which we do not control, include:

•	the establishment by organizations of increasingly complex IT networks that often include a combination of on-premise, cloud and hybrid environments;

•	the rapid growth of smart phones, tablets and other mobile devices and the “bring your own device” trend in enterprises;

•	action by hackers and other threat actors seeking to compromise secure systems;

•	evolving computer hardware and software standards and capabilities;

•	changing client requirements for information technology; and

•	introductions of new products and services or enhancements to existing products and services by our competitors.

Our future growth also depends on our ability to scale our Counter Threat Platform to analyze an ever increasing number of events. As of January 29, 2016, our platform analyzed as many as 160 billion events each day, and we estimate that the number of events analyzed through our solutions doubles approximately every 16 months. If the number of events grows to a level that our platform is unable to process effectively, or if our platform fails to handle automatically an increasing percentage of events or is unable to process a sudden, sharp increase in the number of events, we might fail to identify network events as significant threat events, which could harm our clients and negatively affect our business and reputation.

We operate in a rapidly evolving market, and if the new solutions and technologies we develop or acquire do not achieve sufficient market acceptance, our growth rates will decline and our business, results of operations and competitive position will suffer.

We spend substantial amounts of time and money researching and developing new information security solutions and technologies and enhancing the functionality of our current solutions and technologies to meet the rapidly evolving demands of our clients for information security in our highly competitive industry. For us to realize the benefits from our significant investments in developing and bringing our solutions to market, our new or enhanced solutions must achieve high levels of market acceptance, which may not occur for many reasons, including as a result of:

•	delays in introducing new, enhanced or modified solutions that address and respond to innovations in computer technology and client requirements;

•	defects, errors or failures in any of our solutions;

•	any inability by us to integrate our solutions with the security and network technologies used by our current and prospective clients;

•	any failure by us to anticipate, address and respond to new and increasingly sophisticated security threats or techniques used by hackers and other threat actors;

•	negative publicity about the performance or effectiveness of our solutions; and

•	disruptions or delays in the availability and delivery of our solutions.

Even if the initial development and commercial introduction of any new solutions or enhancements to our existing solutions are successful, the new or enhanced solutions may not achieve widespread or sustained market acceptance. In such an event, our competitive position may be impaired and our revenue and profitability may be diminished. The negative effect of inadequate market acceptance on our results of operations may be particularly acute because of the significant research, development, marketing, sales and other expenses we will have incurred in connection with the new or enhanced solutions.

We rely on personnel with extensive information security expertise, and the loss of, or our inability to attract and retain, qualified personnel in the highly competitive labor market for such expertise could harm our business.

Our future success depends on our ability to identify, attract, retain and motivate qualified personnel. We depend on the continued contributions of Michael R. Cote, our President and Chief Executive Officer, and our other senior executives, who have extensive information security expertise. The loss of any of these executives could harm our business and distract other senior managers engaged to search for their replacements.

Our Counter Threat Unit and security analyst teams are staffed with experts in information security, software coding and advanced mathematics. Because there are a limited number of individuals with the education and training necessary to fill these roles, such individuals are in high demand. We face intense competition in hiring individuals with the requisite expertise, including from companies with greater resources than ours. As a result, we may be unable to attract and retain on a timely basis, or at all, suitably qualified individuals who are capable of meeting our growing technical, operational and managerial requirements, or may be required to pay increased compensation to satisfy our staffing needs. Further, if we hire personnel from competitors, we may be subject to allegations that the new employees were improperly solicited or have divulged proprietary or other confidential information in breach of agreements with their former employers. Any inability by us to attract and retain the qualified personnel we need to succeed could adversely affect our competitive market position, revenue, financial condition and results of operations.

Our quarterly results of operations or other operating measures may fluctuate significantly based on a number of factors that could make our future results difficult to predict.

Our results of operations or other operating measures have fluctuated in the past from quarter to quarter. We expect that quarterly fluctuations will continue as a result of a number of factors, many of which are outside of our control and may be difficult to predict, including:

•	our ability to increase sales to existing clients and to renew contracts with our clients;

•	delays in deployment of solutions under our client contracts;

•	our ability to attract new clients;

•	interruptions or service outages in our data centers and other technical infrastructure, other technical difficulties or security breaches;

•	client budgeting cycles, seasonal buying patterns and purchasing practices;

•	changes in our pricing policies or those of our competitors;

•	fluctuations in demand for our information security solutions and in the growth rate of the information security market generally;

•	the level of awareness of IT security threats and the market adoption of information security solutions;

•	the timing of the recognition of revenue and related expenses;

•	our ability to expand our direct sales force and our strategic and distribution relationships;

•	our ability to develop in a timely manner new and enhanced information security solutions and technologies that meet client needs;

•	our ability to retain, hire and train key personnel, including sales personnel, security analysts and members of our security research team;

•	fluctuations in available cash flow from prepayments for our solutions;

•	changes in the competitive dynamics of our market, including the launch of new products and services by our competitors;

•	the effectiveness and efficiency of in-house information security solutions;

•	our ability to control costs, including our operating and capital expenses;

•	our ability to keep our proprietary technologies current;

•	any failure of or technical issues with a significant number of our appliances or software;

•	adverse litigation judgments, settlements or other litigation-related costs;

•	costs related to the acquisition of businesses, talent, technologies or intellectual property, including potentially significant amortization costs and possible write-downs;

•	stock-based compensation expenses associated with attracting and retaining personnel; and

•	general economic conditions, geopolitical events and natural catastrophes.

The factors above, individually or in the aggregate, may result in significant fluctuations in our financial and other results of operations from quarter to quarter. As a result of this variability and unpredictability, you should not unduly rely on our historical results of operations as an indication of future performance.

We face intense competition, including from larger companies, and may lack sufficient financial or other resources to maintain or improve our competitive position.

The market for managed security and other information security services is highly competitive, and we expect competition to intensify in the future. Increased competition in our market could result in intensified pricing pressure, reduced profit margins, increased sales and marketing expenses and a failure to increase, or a loss of, market share. Our competitors vary in size and in the scope and breadth of the products and services they offer. For additional information regarding our competitors, see “Business—Competition.”

Many of our existing and potential competitors, particularly in the large enterprise market, enjoy substantial competitive advantages because of their longer operating histories, greater brand name recognition, larger client bases, more extensive client relationships within large commercial enterprises, more mature intellectual property portfolios and greater financial and technical resources. As a result, they may be able to adapt more quickly than we can to new or emerging technologies and changing opportunities, standards or client requirements. In addition, several of our competitors have made acquisitions or entered into partnerships or other strategic relationships with one another to offer more comprehensive cybersecurity solutions than each could offer individually. Mergers, consolidations or alliances among competitors, or acquisitions of our competitors by large companies, may result in more formidable competition for us if their security products and services are bundled into sales packages with their widely utilized non-security-related products and services. For example, large telecommunications companies may choose in the future to integrate managed security services aggressively as a complement to their existing communications offerings. In addition, we expect pricing pressures within the information security market to intensify as a result of action by our larger competitors to reduce the prices of their security monitoring, detection and prevention products and managed security services. If we are unable to maintain or improve our competitive position with respect to our current or future competitors, our failure to do so could adversely affect our revenue growth and financial condition.

If we are unable to attract new clients, retain existing clients or increase our annual contract values, our revenue growth will be adversely affected.

To achieve revenue growth, we must expand our client base, retain existing clients and increase our annual contract values. In addition to attracting additional large enterprise and small and medium-sized business clients, we intend to pursue non-U.S. clients, government entity clients and clients in other industry sectors in which our competitors may have a stronger position. The renewal rates of our existing clients may decline or fluctuate as a result of a number of factors, including their satisfaction or dissatisfaction with our solutions, the price of our solutions, the prices or availability of competing solutions and technologies or consolidation within our client base. If we fail to attract new clients, or our clients do not renew their contracts for our solutions or renew them on less favorable terms, our revenue may cease to grow or may decline and our business may suffer.

We offer managed security and advanced threat intelligence on a subscription basis under contracts with initial terms that typically range from one to three years and, as of January 29, 2016, averaged two years in duration. Our clients have no obligation to renew their contracts after the expiration of their terms, and we cannot be sure that client contracts will be renewed on terms favorable to us or at all. The fees we charge for our solutions vary based on a number of factors, including the solutions selected, the number of client devices covered by the selected solutions and the level of management we provide for the solutions. Our initial contracts with clients may include amounts for hardware, installation and professional services that may not recur. Further, if a client renews a contract for a term longer than the preceding term, it may pay us greater total fees than it paid under the preceding contract, but still pay lower average annual fees, because we generally offer discounted rates in connection with longer contract terms. In any of these situations, we would need to sell additional solutions to maintain the same level of annual fees from the client. Some clients elect not to renew their contracts with us or renew them on less favorable terms, and we may not be able on a consistent basis to increase our annual contract values by obtaining advantageous contract renewals.

The loss of, or significant reduction in purchases by, our largest client could adversely affect our business and financial results.

In fiscal 2016, we derived 9% of our revenue from Bank of America, N.A., or Bank of America, which is our largest client. Our business, financial condition and results of operations could suffer if Bank of America were to terminate or significantly curtail its purchases of our solutions, if we were unable to sell our solutions to Bank of America on terms substantially as favorable to us as the terms under our current agreement, or if we were to experience delays in collecting payments from Bank of America. We provide managed security solutions to Bank of America under supplements entered into from time to time under a master services agreement. Bank of America may terminate any supplement for convenience and without cause at any time. The master services agreement will terminate automatically two years after the date on which there are no supplements outstanding under the agreement, and may be terminated by the parties for cause under specified circumstances. Bank of America may choose not to continue purchasing solutions from us in the future. The continuation of our business relationship with Bank of America, and the amount and timing of Bank of America’s purchases and payments, might be adversely affected by general economic conditions, significant changes within the financial services industry or in the regulation of that industry, competition from other providers of managed security services, changes in Bank of America’s demand for our solutions and other factors beyond our control.

We generate a significant portion of our revenue from clients in the financial services industry, and changes within that industry or an unfavorable review by the federal banking regulatory agencies could reduce demand for our solutions.

We derived approximately 39% of our revenue in fiscal 2016 from financial services institutions and expect to continue to derive a substantial portion of our revenue from clients in the financial services industry. Any of a variety of changes in that industry could adversely affect our revenue, profitability and financial condition. Spending by financial services clients on technology generally has fluctuated, and may continue to fluctuate, based on changes in economic conditions and on other factors, such as decisions by clients to reduce or restructure their technology spending in an attempt to improve profitability. Further, mergers or consolidations of financial institutions could reduce our current and potential client base, resulting in a smaller market for our solutions.

Some of our solutions have been deemed to be mission-critical functions of our financial institution clients that are regulated by one or more member agencies of the Federal Financial Institutions Examination Council, or the FFIEC. We therefore are subject to examination by the member agencies of the FFIEC. The agencies conduct periodic reviews of our operations to identify existing or potential risks associated with our operations that could adversely affect our financial institution clients, evaluate our risk management systems and controls, and determine our compliance with applicable laws that affect the solutions we provide to financial institutions. Areas of examination include our management of technology, data integrity, information confidentiality, service availability and financial stability. A sufficiently unfavorable review could result in our financial institution clients not being allowed, or not choosing, to continue using our solutions, which could adversely affect our revenue, financial condition and results of operations.

If we fail to manage our growth effectively, we may be unable to execute our business plan and maintain high levels of client service, and our operations may be disrupted.

We have substantially increased our overall headcount and expanded our business and operations in recent periods. Since February 1, 2013, our client base grew approximately 31% from approximately 3,200 managed security clients to over 4,200 managed security clients as of January 29, 2016, contributing to an increase in our revenue from $172.8 million in fiscal 2013 to $339.5 million in fiscal 2016. In addition, since February 1, 2013, our headcount increased from 1,036 full-time employees to 2,047 full-time employees as of January 29, 2016. As our client base continues to grow, we will be required to further expand our operations, which could place a strain on our resources and infrastructure and affect our ability to maintain the quality of our solutions, deploy our solutions, support our clients after deployment and foster our client-focused culture. If we are unable to manage our growth, expenses or business effectively, our financial condition, results of operations and profitability could be adversely affected.

As we grow, we must continue to manage efficiently our employees, operations, finances, research and development and capital investments. Our productivity, client-focused culture and the quality of our solutions may be negatively affected if we do not integrate and train our new employees, particularly our sales and account management personnel, quickly and effectively. In addition, we may need to make substantial investments in additional IT infrastructure to support our growth and will need to maintain or improve our operational, financial and management controls and our reporting procedures, which will require substantial management effort and additional investments in our operations. Further, if we expand our offerings, we may compete more directly with security software and service providers that may be better established or have greater resources than we do, our relationships with our channel and strategic partners may be impaired and we may be required to comply with additional industry regulations.

Failure to maintain high-quality client service and support functions could adversely affect our reputation and growth prospects.

Once our solutions are deployed within our clients’ networks, our clients depend on our technical and other support services to ensure the security of their IT systems. If we fail to hire, train and retain qualified technical support and professional services employees, our ability to satisfy our clients’ requirements could be adversely affected, particularly if the demand for our solutions expands more rapidly than our ability to implement our solutions and provide client support. If we do not effectively assist our clients to deploy our solutions, resolve post-deployment issues or provide effective ongoing support, our ability to sell additional solutions or subscriptions to existing clients could suffer and our reputation with potential clients could be damaged. If we fail to meet the requirements of our existing clients, particularly larger enterprises that may require higher levels of support, it may be more difficult to realize our strategy of selling higher-margin or different types of solutions to those clients.

Our results of operations may be adversely affected by service level agreements with some of our clients that require us to provide them with credits for service failures or inadequacies.

We have agreements with some of our clients in which we have committed to provide them our solutions at specified levels. If we are unable to meet the commitments, we may be obligated to extend service credits to such clients, or could face terminations of the service agreements. Damages for failure to meet the service levels specified in our service level agreements generally are limited to the fees charged over the previous 12 months, but, if challenged, such limits on damages payable by us may not be upheld, and we may be required to pay damages greater than such fees. Repeated or significant service failures or inadequacies could adversely affect our reputation and results of operations.

If we are unable to continue the expansion of our sales force, the growth of our business could be harmed.

We are substantially dependent on our direct sales force to obtain new clients and increase sales to existing clients, and believe that our growth will be constrained if we are not successful in recruiting, training and retaining a sufficient number of qualified sales personnel. There is significant competition for sales personnel with the deep skills and technical knowledge that are required to sell our information security solutions. We may be unable to hire or retain sufficient numbers of qualified individuals in the domestic and international markets in which we do business or plan to do business. Because we continue to grow rapidly, a large percentage of our sales force is new to our company. Newly hired sales personnel require extensive training and experience in selling activity before they achieve full productivity. Sales force members that we have hired recently or plan to hire may not become productive as quickly as we expect. If we are unable to hire and train a sufficient number of effective sales personnel, or the sales personnel we hire are not successful in obtaining new clients or increasing sales to our existing client base, our business, results of operations and growth prospects will be adversely affected.

Our sales cycles are long and unpredictable, and our sales efforts require considerable time and expense, which could adversely affect our results of operations.

Sales of our information security solutions usually require lengthy sales cycles, which are typically three to nine months, but can exceed 12 months for larger clients. Sales to our clients can be complex and require us to educate our clients about our technical capabilities and the use and benefits of our solutions. Clients typically undertake a significant evaluation and acceptance process, and their subscription decisions frequently are influenced by budgetary constraints, technology evaluations, multiple approvals and unplanned administrative, processing and other delays. We spend substantial time, effort and money in our sales efforts without any assurance that our efforts will generate long-term contracts. If we do not realize the sales we expect from potential clients, our revenue and results of operations could be adversely affected.

As we continue to expand sales of our information security solutions to clients located outside the United States, our business increasingly will be susceptible to risks associated with international sales and operations.

We have limited experience operating in international jurisdictions compared to our experience operating in the United States and expect to increase our presence internationally through additional relationships with local and regional strategic and distribution partners and potentially through acquisitions of other companies. In each of fiscal 2016, fiscal 2015 and fiscal 2014, approximately 12% of our revenue was attributable to sales to clients located outside the United States. Our lack of experience in operating our business outside the United States increases the risk that any international expansion efforts will not be successful. In addition, operating in international markets requires significant management attention and financial resources. The investment and additional resources required to establish operations and manage growth in other countries may not produce the expected levels of revenue or earnings.

Conducting international operations subjects us to risks that include:

•	localization of our solutions, including translation of our Internet-based portal interface into additional foreign languages, provision of client support in foreign languages and creation of localized agreements;

•	the burdens of complying with a wide variety of international laws, regulations and legal standards, including local data privacy laws, local consumer protection laws that could regulate permitted pricing and promotion practices, and restrictions on the use, import or export of encryption technologies;

•	longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

•	fluctuations in foreign currency exchange rates;

•	tariffs and trade barriers and other regulatory or contractual limitations on our ability to sell or develop our solutions in some international markets;

•	difficulties in managing and staffing international operations;

•	compliance with U.S. laws that apply to foreign operations, including the Foreign Corrupt Practices Act, or FCPA, the Trading with the Enemy Act and regulations of the Office of Foreign Assets Control;

•	potentially adverse tax consequences and compliance costs resulting from the complexities of international value added tax systems, restrictions on the repatriation of earnings and overlap of different tax regimes;

•	reduced or varied protection of intellectual property rights in some countries that could expose us to increased risk of infringement of our patents; and

•	political, social and economic instability abroad, terrorist attacks and security concerns in general.

The occurrence of any of these risks could negatively affect our international business and, consequently, our overall business, results of operations and financial condition.

An inability to expand our key distribution relationships would constrain the growth of our business.

We intend to expand our distribution relationships to increase domestic and international sales. Approximately 6% of our revenue in fiscal 2016 was generated through our channel partners, which include referral agents, regional value-added resellers and trade associations. Our strategy is to increase the percentage of our revenue that we derive from sales through our channel partners. Our inability to maintain or further develop relationships with our current and prospective distribution partners could reduce sales of our information security solutions and adversely affect our revenue growth and financial condition.

Our agreements with our partners generally are non-exclusive, and our partners may have more established relationships with one or more of our competitors. If our partners do not effectively market and sell our solutions, if they choose to place greater emphasis on their own products or services or those offered by our competitors or if they fail to meet our clients’ needs, our ability to expand our business and sell our solutions may be adversely affected. Our business also may suffer from the loss of a substantial number of our partners, the failure to recruit additional partners, any reduction or delay in the sales of our solutions by our partners, or conflicts between sales by our partners and our direct sales and marketing activities. The gross margins to us from sales by our partners generally are lower than gross margins to us from direct sales. In addition, sales by our partners are more likely than direct sales to involve collectability concerns and may contribute to periodic fluctuations in our results of operations.

Our technology alliance partnerships expose us to a range of business risks and uncertainties that could prevent us from realizing the benefits we seek from these partnerships.

We have entered, and intend to continue to enter, into technology alliance partnerships with third parties to support our future growth plans. Such relationships include technology licensing, joint technology development and integration, research cooperation, co-marketing and sell-through arrangements. We face a number of risks relating to our technology alliance partnerships that could prevent us from realizing the benefits we seek from these partnerships on a timely basis or at all. Technology alliance partnerships can require significant coordination between the partners and a significant commitment of time and resources by their technical staffs. In cases where we wish to integrate a partner’s products or services into our solutions, the integration process may be more difficult than we anticipate, and the risk of integration difficulties, incompatibility and undetected programming errors or defects may be higher than the risks normally associated with the introduction of new products or services. In addition, we have no assurance that any particular relationship will continue for any specific period of time. If we lose a significant technology alliance partner, we could lose the benefit of our investment of time, money and resources in the relationship. Moreover, we could be required to incur significant expenses to develop a new strategic alliance or to formulate and implement an alternative plan to pursue the opportunity that we targeted with the former partner.

Real or perceived defects, errors or vulnerabilities in our solutions or the failure of our solutions to prevent a security breach could disrupt our business, harm our reputation, cause us to lose clients and expose us to costly litigation.

Our solutions are complex and may contain defects or errors that are not detected until after their adoption by our clients. As a result of such defects, our clients may be vulnerable to cyber attacks and hackers or other threat actors may misappropriate our clients’ data or other assets or otherwise compromise their IT systems. In addition, because the techniques used to access or sabotage IT systems and networks change frequently and generally are not recognized until launched against a target, an advanced attack could emerge that our solutions are unable to detect or prevent. Further, as a well-known information security solutions provider, we are a high-profile target, and our websites, networks, information systems, solutions and technologies may be selected for sabotage, disruption or misappropriation by attacks specifically designed to interrupt our business and harm our reputation. Our solutions frequently involve the collection, filtering and logging of our clients’ information, and our enterprise operations involve the collection, processing, storage and disposition of our own human resources, intellectual property and other information. A security breach of proprietary information could result in significant legal and financial exposure, damage to our reputation and a loss of confidence in the security of our solutions that could potentially have an adverse effect on our business.

If any of our clients experiences an IT security breach after adopting our solutions, even if our solutions have blocked the theft of any data or provided some form of remediation, the client could be disappointed with our solutions and could look to our competitors for alternatives to our solutions. Further, if any enterprise or government entity publicly known to use our solutions is the subject of a publicized cyber attack, some of our other current clients could seek to replace our solutions with those provided by our competitors. Any real or perceived defects, errors or vulnerabilities in our solutions, or any other failure of our solutions to detect an advanced threat, could result in:

•	expenditure of significant financial and development resources in efforts to analyze, correct, eliminate or work around the cause of any related vulnerabilities;

•	loss of existing or potential clients or channel partners;

•	delayed or lost revenue;

•	extension of service credits to affected clients, which would reduce our revenue;

•	failure to attain or retain market acceptance; and

•	litigation, regulatory inquiries or investigations that may be costly and harm our reputation.

Any person that circumvents our security measures could misappropriate the confidential information or other valuable property of our clients or disrupt their operations. If such an event occurs, affected clients or others may sue us, and defending a lawsuit, regardless of its merit, could be time-consuming and costly. Because our solutions provide and monitor information security and may protect valuable information, we could face liability claims or claims for breach of service level agreements. Provisions in our service agreements that limit our exposure to liability claims may not be enforceable in some circumstances or may not protect us fully against such claims and related costs. Alleviating any of these problems could require significant expenditures by us and result in interruptions to and delays in the delivery of our solutions, which could cause us to lose existing or potential clients and damage our business and prospects.

If our solutions do not interoperate with our clients’ IT infrastructure, our solutions may become less competitive and our results of operations may be harmed.

Our solutions must effectively interoperate with each client’s existing or future IT infrastructure, which often has different specifications, utilizes multiple protocol standards, deploys products and services from multiple vendors and contains multiple generations of products and services that have been added over time. As a result, when problems occur in a network, it may be difficult to identify the sources of these problems and avoid disruptions in providing software updates or patches to defend against particular vulnerabilities. Ineffective interoperation could increase the risk of a successful cyber attack and violations of our service level agreements, which would require us to provide service credits that would reduce our revenue.

In addition, government entities and other clients may require our solutions to comply with security or other certifications and standards. If our solutions are late in achieving or fail to achieve compliance with these certifications and standards, or our competitors achieve compliance with these certifications and standards before we do, we may be disqualified from selling our solutions to such clients or otherwise may be placed at a competitive disadvantage.

Loss of our right or ability to use various third-party technologies could result in short-term disruptions to our business.

We incorporate some third-party technologies into our solutions and may seek to incorporate additional third-party technologies in the future. Any loss of our right to use third-party or other technologies could result in delays in producing or delivering our solutions until we identify and integrate equivalent technologies. If any of the technologies we license or purchase from others, or functional equivalents of these technologies, are no longer available to us or are no longer offered to us on commercially reasonable terms, we would be required either to redesign our solutions and devices to function with technologies available from other parties or to develop these components ourselves, which could result in increased costs or delays in the delivery of our solutions and in the release of new offerings. We also might have to limit the features available in our current or future solutions. If we fail to maintain or renegotiate some of our technology agreements with third parties, we could face significant delays and diversion of resources in attempting to license and integrate other technologies with equivalent functions. Any errors or defects in third-party technologies, any inability to utilize third-party technologies as contemplated, or any inability to procure and implement suitable replacement technologies could adversely affect our business and results of operations by impeding delivery of our solutions.

Evolving information security and data privacy laws and regulations may result in increased compliance costs, impediments to the development or performance of our offerings, and monetary or other penalties.

Because our solutions process client data that may contain personal identifying information or other potentially sensitive information, we are or may become subject to federal, state and foreign laws and regulations regarding the privacy and protection of such client data. These laws and regulations address a range of issues, including data privacy, cybersecurity and restrictions or technological requirements regarding the collection, use, storage, protection, retention or transfer of data. The regulatory framework for data privacy and cybersecurity issues worldwide can vary substantially from jurisdiction to jurisdiction, is rapidly evolving and is likely to remain uncertain for the foreseeable future. Foreign privacy and data protection laws and regulations can be more restrictive than those in the United States. Internationally, most of the jurisdictions in which we operate have established their own data security and privacy legal frameworks with which we or our clients must comply, including the Data Protection Directive established in the European Union. The costs of compliance with, and other burdens imposed by, these laws and regulations may become substantial and may limit the use and adoption of our offerings, require us to change our business practices, impede the performance and development of our solutions, or lead to significant fines, penalties or liabilities for noncompliance with such laws or regulations.

To facilitate the transfer of both client and personnel data from the European Union to the United States, we subscribed to the EU-U.S. Safe Harbor Framework, which requires organizations operating in the United States to provide assurance that they are adhering to relevant European standards for data protection for such transfers. On October 6, 2015, the Court of Justice of the European Union ruled that the EU-U.S. Safe Harbor Framework is invalid under European law. On February 29, 2016, the U.S. government and the European Commission released the texts of negotiated documents and announced support for a replacement framework known as the EU-U.S. Privacy Shield. In light of the court’s decision and pending review and acceptance of the EU-U.S. Privacy Shield by European authorities, we are reviewing our current operations to confirm that there exist available alternative means, such as standard contractual provisions, that will provide a sufficient legal basis under European law for such data transfers.

If we are not able to maintain and enhance our brand, our revenue and profitability could be adversely affected.

We believe that maintaining and enhancing the SecureWorks brand is critical to our relationships with our existing and potential clients, channel partners and employees and to our revenue growth and profitability. Our brand promotion activities, however, may not be successful. Any successful promotion of our brand will depend on our marketing and public relations efforts, our ability to continue to offer high-quality information security solutions and our ability to differentiate successfully our solutions from the services offered by our competitors.

We believe our association with Dell has helped us to build relationships with many of our clients because of Dell’s globally recognized brand and favorable market perception of the quality of its products. We have entered into a trademark license agreement with Dell Inc. under which Dell Inc. has granted us a non-exclusive, royalty-free worldwide license to use the trademark “DELL,” solely in the form of “SECUREWORKS—A DELL COMPANY,” in connection with our business and products, services and advertising and marketing materials related to our business, after this offering. Under the agreement, our use of the Dell trademark in connection with any product, service or otherwise is subject to Dell Inc.’s prior review and written approval, which may be revoked at any time. We must immediately cease use of the licensed trademark generally or in connection with any product, services or materials upon Dell Inc.’s written request. The agreement is terminable at will by either party, and we must cease all use of the Dell trademark upon any such termination. If we discontinue our association with Dell in the future, our ability to attract new clients may suffer.

Extending our brand to new solutions that differ from our current offerings may dilute our brand, particularly if we fail to maintain our quality standards in providing the new solutions. Moreover, it may be difficult to maintain and enhance our brand in connection with sales through channel partners. The promotion of our brand will require us to make substantial expenditures, and we anticipate that the expenditures will increase as the information security market becomes more competitive and as we continue to increase our geographic footprint. To the extent that our promotional activities yield increased revenue, the revenue may not offset the expenses we incur.

We may expand through acquisitions of other companies, which may divert our management’s attention from our current business and could result in unforeseen operating difficulties, increased costs and dilution to our stockholders.

We may make strategic acquisitions of other companies to supplement our internal growth. We could experience unforeseen operating difficulties in assimilating or integrating the businesses, technologies, services, products, personnel or operations of acquired companies, especially if the key personnel of any acquired company choose not to work for us. Further, future acquisitions may:

•	involve our entry into geographic or business markets in which we have little or no experience;

•	create difficulties in retaining the clients of any acquired business;

•	result in a delay or reduction of client sales for both us and the company we acquire because of client uncertainty about the continuity and effectiveness of solutions offered by either company; and

•	disrupt our existing business by diverting resources and significant management attention that otherwise would be focused on development of the existing business.

To complete an acquisition, we may be required to use a substantial amount of our cash, engage in equity or debt financings or obtain credit facilities to secure additional funds. If we raise additional funds through issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges senior to those of our Class A common stock. Any debt financing obtained by us in the future could involve restrictive covenants that will limit our capital-raising activities and operating flexibility. In addition, we may not be able to obtain additional financing on terms favorable to us or at all, which could limit our ability to engage in acquisitions, and may not realize the anticipated benefits of any acquisition we are able to complete. An acquisition also may negatively affect our results of operations because it may:

•	expose us to unexpected liabilities;

•	require us to incur charges and substantial indebtedness or liabilities;

•	have adverse tax consequences;

•	result in acquired in-process research and development expenses, or in the future require the amortization, write-down or impairment of amounts related to deferred compensation, goodwill and other intangible assets; or

•	fail to generate a financial return sufficient to offset acquisition costs.

Because we recognize revenue ratably over the terms of our managed security and threat intelligence contracts, decreases in sales of these solutions may not immediately be reflected in our results of operations.

Over the past three years, approximately 80% of our revenue was derived from subscription-based solutions attributable to managed security contracts, while approximately 20% was derived from professional services engagements. Our subscription contracts typically range from one to three years in duration and, as of January 29, 2016, averaged two years in duration. Revenue related to these contracts generally is recognized ratably over the contract term. As a result, we derive most of our quarterly revenue from contracts we entered into during previous fiscal quarters. A decline in new or renewed contracts and any renewals at reduced annual dollar amounts in a particular quarter may not be reflected in any significant manner in our revenue for that quarter, but would negatively affect revenue in future quarters. Accordingly, the effect of significant downturns in bookings may not be fully reflected in our results of operations until future periods. As of January 29, 2016, we billed approximately 45% of our recurring revenue in advance. We may not be able to adjust our outflows of cash to match any decreases in cash received from prepayments if sales decline. In addition, we may be unable to adjust our cost structure to reflect reduced revenue, which would have a negative effect on our earnings in future periods. Our subscription model also makes it difficult for us to increase our revenue rapidly through additional sales in any period, as revenue from new clients must be recognized over the applicable contract term. Accordingly, the effect of significant downturns in sales and market acceptance of our solutions may not be fully reflected in our results of operations in the current period, making it more difficult for investors to evaluate our financial performance.

Because we typically expense sales commissions paid to our strategic and distribution partners upon entering contracts for the solutions sold and recognize the revenue associated with such sales over the terms of the contracts, our operating income in any period may not be indicative of our future performance.

In connection with sales facilitated by our strategic and distribution partners, which accounted for approximately 6% of our revenue for fiscal 2016, we typically expense the associated commissions paid to such partners, which totaled $0.6 million for fiscal 2016, at the time we enter into the client contract for our solutions. In contrast, we recognize the revenue associated with the sales of our subscription-based solutions ratably over the term of a client contract, which, as of January 29, 2016, had an average duration of two years. The commissions associated with increased sales from our strategic and distribution partners could reduce our operating income. In addition, the number of sales through our strategic and distribution partners may fluctuate within a period. Therefore our operating income during any one quarter may not be a reliable indicator of our future financial performance.

If the estimates or judgments relating to our critical accounting policies prove to be incorrect, our reported results of operations may be adversely affected.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America, or GAAP, requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Our reported results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions. Significant assumptions and estimates used in preparing our financial statements include those related to revenue recognition, accounting for deferred commissions, establishing income tax provisions and estimating the amount of loss contingencies. In addition, GAAP is subject to interpretation by the Securities and Exchange Commission, or the SEC, and various other bodies. A change in GAAP or interpretations of GAAP could have a significant effect on our reported results and may affect our reporting of transactions completed before a change is announced. Changes to those rules or the interpretation of our current practices may adversely affect our reported financial results or the way we conduct our business.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations.

Our revenue and expenses denominated in foreign currencies are subject to fluctuations due to changes in foreign currency exchange rates. As we expand internationally in accordance with our growth strategy, we will enter into more sales contracts denominated in foreign currencies and incur an increasing portion of our operating expenses outside the United States. Further, a strengthening of the U.S. dollar could increase the real cost of our solutions and subscriptions to our clients outside of the United States, which could adversely affect our financial condition and results of operations. We do not currently hedge against the risks associated with currency fluctuations, but, as our international operations grow, we may begin to use foreign exchange forward contracts to partially mitigate the impact of fluctuations in net monetary assets denominated in foreign currencies. Any such hedges may be ineffective to protect us fully against foreign currency risk.

Governmental export or import controls could subject us to liability or limit our ability to compete in foreign markets.

Our information security solutions and technologies incorporate encryption technology and may be exported outside the United States only if we obtain an export license or qualify for an export license exception. Compliance with applicable regulatory requirements regarding the export of our solutions and technologies may create delays in the introduction of our solutions and technologies in international markets, prevent our clients with international operations from utilizing our solutions and technologies throughout their global systems or prevent the export of our solutions and technologies to some countries altogether. In addition, various countries regulate the import of our appliance-based technologies and have enacted laws that could limit our ability to distribute, and our clients’ ability to implement, our technologies in those countries. Any new export or import restrictions, new legislation or shifting approaches in the enforcement or scope of existing regulations, or in the countries, persons or technologies targeted by such regulations, could result in decreased use of our solutions and technologies by existing clients with international operations, loss of sales to potential clients with international operations and decreased revenue. If we fail to comply with export and import regulations, we may be denied export privileges, be subjected to fines or other penalties or fail to obtain entry for our technologies into other countries.

Failure to comply with the Foreign Corrupt Practices Act, and similar laws associated with our current and future international activities, could subject us to penalties and other adverse consequences.

In some countries where we currently operate or expect to conduct business in the future, it is common to engage in business practices that are prohibited by U.S. laws and regulations, including the FCPA. Such laws prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. and other business entities for the purpose of obtaining or retaining business. Although we have implemented policies and procedures to discourage such practices, some of our employees, consultants, sales agents or channel partners, including those that may be based in or from countries where practices that violate U.S. laws may be customary, may take actions in violation of our procedures and for which we ultimately may be responsible. Violations of the FCPA may result in severe criminal or civil sanctions, including suspension or debarment from contracting with government entities in the United States, and could subject us to other liabilities, which could negatively affect our business and financial condition.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the completion of this offering, we will be subject to the periodic reporting requirements of the Securities Exchange Act of 1934, or Exchange Act, and will be required to maintain effective disclosure controls and procedures. Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in reports we file with or submit to the SEC under the Exchange Act is accumulated and communicated to management and is recorded, processed, summarized and reported within the periods specified in SEC rules and forms. Because of the inherent limitations in our control system, however, misstatements due to error or fraud may occur and not be detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error. In addition, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls.

Earthquakes, fires, power outages, floods, terrorist attacks and other catastrophic events could disrupt our business and ability to serve our clients.

A significant natural disaster, such as an earthquake, a fire, a flood or a significant power outage, could have a material adverse effect on our business, results of operations or financial condition. Although our four counter threat operations centers are designed to be redundant and to offer seamless backup support in an emergency, we rely on two primary data centers to sustain our operations. While each of these data centers is capable of sustaining our operations individually, a simultaneous failure of the centers could disrupt our ability to serve our clients. In addition, our ability to deliver our solutions as agreed with our clients depends on the ability of our supply chain, manufacturing vendors or logistics providers to deliver products or perform services we have procured from them. If any natural disaster impairs the ability of our vendors or service providers to support us on a timely basis, our ability to perform our client engagements may suffer. Acts of terrorism or other geopolitical unrest also could cause disruptions in our business or the business of our supply chain, manufacturing vendors or logistics providers. The adverse impacts of these risks may increase if the disaster recovery plans for us and our suppliers prove to be inadequate.

Risks Related to Intellectual Property

We rely in part on patents to protect our intellectual property rights, and if our patents are ineffective in doing so, third parties may be able to use aspects of our proprietary technology without compensating us.

As of April 1, 2016, we owned 15 issued patents and 15 pending patent applications in the United States and four issued patents and two pending patent applications outside the United States. Obtaining, maintaining and enforcing our patent rights is costly and time-consuming. Moreover, any failure of our patents and patent strategy to protect our intellectual property rights adequately could harm our competitive position. We do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to modify or narrow our claims, and even if any of our pending patent applications issue, such patents may not provide us with meaningful protection or competitive advantages, and may be circumvented by third parties. Changes in patent laws, implementing regulations or the interpretation of patent laws may diminish the value of our rights. Our competitors may design around technologies we have patented, licensed or developed. In addition, the issuance of a patent does not give us the right to practice the patented invention. Third parties may have blocking patents that could prevent us from marketing our solutions or practicing our own patented technology.

Third parties may challenge any patent that we own or license, through adversarial proceedings in the issuing offices or in court proceedings, including as a response to any assertion of our patents against them. In any of these proceedings, a court or agency with jurisdiction may find our patents invalid or unenforceable or, even if valid and enforceable, insufficient to provide adequate protection against competing solutions. The standards by which the United States Patent and Trademark Office and its foreign counterparts grant technology-related patents are not always applied predictably or uniformly. The legal systems of some countries do not favor the aggressive enforcement of patents, and the laws of other countries may not allow us to protect our inventions with patents to the same extent as U.S. laws. If any of our patents is challenged, invalidated or circumvented by third parties, and if we do not own or have exclusive rights to other enforceable patents protecting our solutions or other technologies, competitors and other third parties could market products or services and use processes that incorporate aspects of our proprietary technology without compensating us, which may have an adverse effect on our business.

If we are unable to protect, maintain or enforce our non-patented intellectual property rights and proprietary information, our competitive position could be harmed and we could be required to incur significant expenses in order to enforce our rights.

Our business relies in part on non-patented intellectual property rights and proprietary information, such as trade secrets, confidential information and know-how, all of which offer only limited protection to our technology. The legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in the information technology industry are highly uncertain and evolving. Although we regularly enter into non-disclosure and confidentiality agreements with employees, vendors, clients and other third parties, these agreements may be breached or otherwise fail to prevent disclosure of proprietary or confidential information effectively or to provide an adequate remedy in the event of such unauthorized disclosure. In addition, the existence of our own trade secrets affords no protection against independent discovery or development of such trade secrets by other persons. If our employees, consultants or contractors use technology or know-how owned by third parties in their work for us, disputes may arise between us and those third parties as to the rights in related inventions. Our ability to police that misappropriation or infringement is uncertain, particularly in other countries. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to maintain trade secret protection could adversely affect our competitive business position.

Claims by others that we infringe their proprietary technology could harm our business and financial condition.

Third parties could claim that our technologies and the processes underlying our solutions infringe or otherwise violate their proprietary rights. The software and technology industries are characterized by the existence of a large number of patents, copyrights, trademarks and trade secrets and by frequent litigation, including by non-practicing entities, based on allegations of infringement or other violations of intellectual property rights, and we expect that such claims may increase as competition in the information security market continues to intensify, as we introduce new solutions (including in geographic areas where we currently do not operate) and as business-model or product or service overlaps between our competitors and us continue to occur. For example, we recently settled litigation in which SRI International, Inc., or SRI International, alleged that aspects of our business and solutions infringe and induce the infringement of two of their U.S. patents relating to network intrusion and event monitoring technology. SRI International sought damages (including enhanced damages for alleged willful infringement), a recovery of costs and attorneys’ fees, and such other relief as the court deemed appropriate. For more information about this litigation and the settlement, see “Business—Legal Proceedings.”

To the extent that we achieve greater prominence and market exposure as a public company, we may face a higher risk of being the target of intellectual property infringement claims. From time to time, we may receive notices alleging that we have infringed, misappropriated or misused other parties’ intellectual property rights. There may be third-party intellectual property rights, including patents and pending patent applications, that cover significant aspects of our technologies, processes or business methods. Any claims of infringement by a third party, even claims without merit, could cause us to incur substantial defense costs and could distract our management and technical personnel from our business, and there can be no assurance that our technologies and processes will be able to withstand such claims. Competitors may have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them than we do. Further, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages, which potentially could include treble damages if we are found to have willfully infringed patents. A judgment also could include an injunction or other court order that could prevent us from offering our solutions. In addition, we might be required to seek a license or enter into royalty arrangements for the use of the infringed intellectual property, which may not be available on commercially reasonable terms or at all. The failure to obtain a license or the costs associated with any license could materially and adversely affect our business, financial condition and results of operations. If a third party does not offer us a license to its technology or other intellectual property on reasonable terms, we could be precluded from continuing to use such intellectual property. Parties with which we currently have license agreements, or with which we may enter into license agreements in the future, including Dell, may have the right to terminate such agreements for our material breach or for convenience at any time, which could affect our ability to make use of material intellectual property rights. Alternatively, we might be required to develop non-infringing technology, which could require significant effort and expense and ultimately might not be successful.

Third parties also may assert infringement claims against our clients relating to our devices or technology. Any of these claims might require us to initiate or defend potentially protracted and costly litigation on their behalf, regardless of the merits of these claims, because under specified conditions we agree to indemnify our clients from claims of infringement of proprietary rights of third parties. If any of these claims were to succeed, we might be forced to pay damages on behalf of our clients, which could adversely affect our profitability and harm our reputation in the industry.

Our use of open source technology could require us in some circumstances to make available source code of our modifications to that technology, which could include source code of our proprietary technologies, and also may restrict our ability to commercialize our solutions.

Some of our solutions and technologies incorporate software licensed by its authors or other third parties under open source licenses. To the extent that we use open source software, we face risks arising from the scope and requirements of common open source software licenses. Some of these licenses contain requirements that we make available source code for modifications or derivative works we create based on the open source software, and that we license such modifications or derivative works under the terms of a particular open source license or other license granting third parties certain rights of further use. If we combine our proprietary technology with open source software in a certain manner, we may face claims from time to time from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. For example, the GNU General Public License could subject certain portions of our proprietary technologies to the requirements of that license, and these, or similar requirements, may have adverse effects on our sale of solutions incorporating such open source software.

Our ability to commercialize solutions or technologies incorporating open source software may be restricted because, among other reasons, open source license terms may be ambiguous and may result in unanticipated or uncertain obligations regarding our solutions, litigation or loss of the right to use this software. The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts. Therefore, there is a risk that the terms of these licenses will be construed in a manner that imposes unanticipated conditions or restrictions on our ability to commercialize our solutions, and we could be required to (1) seek licenses from third parties to continue offering our solutions, (2) re-engineer our technology or (3) discontinue offering our solutions if re-engineering cannot be accomplished in a commercially reasonable manner. In addition, use of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software, and it may be difficult for us to identify accurately the developers of the open source code and determine whether the open source software infringes third-party intellectual property rights. We would be subject to similar risks with respect to software or technologies we acquire that include open source components. Our need to comply with unanticipated license conditions and restrictions, the need to seek licenses from third parties or any judgments requiring us to provide remedies typically covered by third-party product warranties, as a result of our use of open source software, could adversely affect our business, results of operations and financial condition.

Risks Related to Our Relationship with Dell and Denali

As long as Denali controls us, your ability to influence matters requiring stockholder approval will be limited.

We have been an indirect wholly-owned subsidiary of Dell Inc. and Dell Inc.’s subsidiaries since our acquisition by Dell on February 8, 2011. On October 29, 2013, Dell Inc. was acquired in a going-private transaction by Denali Holding Inc., a holding company. As of April 1, 2016, the beneficial owners of Denali’s outstanding voting securities were Michael S. Dell, the Chairman, Chief Executive Officer and founder of Dell (64%), the Susan Lieberman Dell Separate Property Trust, a separate property trust for the benefit of Mr. Dell’s wife (6%), investment funds affiliated with Silver Lake, a global private equity firm (24%), MSDC Denali Investors, L.P. and MSDC Denali EIV, LLC, which are managed by MSD Partners, L.P., an investment firm that was formed by the principals of MSD Capital, L.P., the investment firm that exclusively manages the capital of Mr. Dell and his family (4%), and members of Dell’s management and other investors (2%). Upon the completion of the going-private transaction, we became an indirect wholly-owned subsidiary of Denali.

Immediately after this offering, Denali will own, indirectly through Dell Inc. and Dell Inc.’s subsidiaries, including Dell Marketing L.P., no shares of our outstanding Class A common stock and all 70,000,000 outstanding shares of our Class B common stock, which will represent approximately 86.8% of our total outstanding shares of common stock and approximately 98.5% of the combined voting power of both classes of our outstanding common stock immediately after this offering (or approximately 85.5% and 98.3%, respectively, if the underwriters exercise their over-allotment option in full).

Investors in this offering will not be able to affect the outcome of any stockholder vote while Denali controls the majority of the voting power of our outstanding common stock. Denali will be able to control, directly or indirectly and subject to applicable law, significant matters affecting us, including:

•	the election and removal of our directors;

•	amendments to our certificate of incorporation;

•	determinations with respect to mergers, business combinations, dispositions of assets or other extraordinary corporate transactions; and

•	agreements that may adversely affect us.

If Denali does not provide any requisite affirmative vote on matters requiring stockholder approval allowing us to take particular corporate actions when requested, we will not be able to take such actions, and, as a result, our business and our results of operations may be adversely affected.

Denali could have interests that differ from, or conflict with, the interests of our other stockholders, and could cause us to take corporate actions even if the actions are not favorable to us or our other stockholders, or are opposed by our other stockholders. For example, Denali’s voting control could discourage or prevent a change in control of our company even if some of our other stockholders might favor such a transaction. Even if Denali were to control less than a majority of the voting power of our outstanding common stock, it may be able to influence the outcome of significant corporate actions by us for as long as it owns a significant portion of the voting power. If Denali is acquired or otherwise experiences a change in control, any acquiror or successor will be entitled to exercise Denali’s voting control with respect to us, and might do so in a manner that could vary significantly from the manner in which Denali would have exercised such rights.

Our inability to resolve in a manner favorable to us any potential conflicts or disputes that arise between us and Dell or Denali with respect to our past and ongoing relationships may adversely affect our business and prospects.

Potential conflicts or disputes may arise between Dell or Denali and us in a number of areas relating to our past or ongoing relationships, including:

•	actual or anticipated variations in our quarterly or annual results of operations;

•	tax, employee benefit, indemnification and other matters arising from our changed relationship with Dell;

•	employee retention and recruiting;

•	business combinations involving us;

•	our ability to engage in activities with certain channel, technology or other marketing partners;

•	sales or dispositions by Denali of all or any portion of its beneficial ownership interest in us;

•	the nature, quality and pricing of services Dell has agreed to provide us;

•	business opportunities that may be attractive to both Dell and us;

•	Dell’s ability to use and sublicense patents that we have licensed to Dell under a patent license agreement; and

•	product or technology development or marketing activities that may require consent of Dell or Denali.

The resolution of any potential conflicts or disputes between us and Dell or Denali over these or other matters may be less favorable to us than the resolution we might achieve if we were dealing with an unaffiliated party.

The shared services agreement, the employee matters agreement, the tax matters agreement, the intellectual property agreements, the real estate-related agreements and the commercial agreements we have entered into with Dell or Denali, which are described in this prospectus, are of varying durations and may be amended upon agreement of the parties. The terms of these agreements were primarily determined by Dell and Denali, and therefore may not be representative of the terms we could obtain on a stand-alone basis or in negotiations with an unaffiliated third party. For so long as we are controlled by Denali, we may not be able to negotiate renewals or amendments to these agreements, if required, on terms as favorable to us as those we would be able to negotiate with an unaffiliated third party.

If Denali, Dell or Denali’s other affiliates or Silver Lake or its affiliates engage in the same type of business we conduct or take advantage of business opportunities that might be attractive to us, our ability to operate successfully and expand our business may be hampered.

Our charter provides that, except as otherwise agreed in writing between us and Denali, Dell or Denali’s other affiliates (other than us or our controlled affiliates), referred to as the Denali Entities, will have no duty to refrain from:

•	engaging in the same or similar activities or lines of business as those in which we are engaged;

•	doing business with any of our clients, customers or vendors; or

•	employing, or otherwise engaging or soliciting for such purpose, any of our officers, directors or employees.

In addition, under our charter, Silver Lake and its affiliates, referred to as the Silver Lake Entities, will have no duty to refrain from any of the foregoing activities except as otherwise agreed in writing between us and a Silver Lake Entity.

Our charter addresses potential conflicts of interest between our company, on the one hand, and the Denali Entities or the Silver Lake Entities and their respective officers and directors who are officers or directors of our company, on the other hand. If any Denali Entity or Silver Lake Entity is offered, or acquires knowledge of, a potential corporate opportunity suitable for both it and us, we will have no interest in that opportunity. Our charter also provides that if any of our directors or officers who is also a director or officer of any Denali Entity or Silver Lake Entity is offered, or acquires knowledge of, a potential corporate opportunity suitable for both the Denali Entity or the Silver Lake Entity and us, we will have no interest in that opportunity unless the opportunity is expressly offered to that person in writing solely in such person’s capacity as our director or officer.

These provisions of our charter could result in the Denali Entities and the Silver Lake Entities having rights to corporate opportunities in which both we and the Denali Entities or the Silver Lake Entities have an interest.

By becoming a stockholder in our company, you will be deemed to have notice of and to have consented to these provisions. See “Description of Our Capital Stock—Corporate Opportunity Charter Provisions” for more information about the provisions.

Our historical financial information as a subsidiary of Dell may not be representative of our results as an independent public company.

The historical financial statements and the related financial information presented in this prospectus do not purport to reflect what our results of operations, financial position, equity or cash flows would have been if we had operated as a stand-alone public company during the periods presented. Our financial statements include allocations for various corporate services Dell has provided to us in the ordinary course of our business, including finance, tax, human resources, legal, insurance, IT, procurement and facilities-related services. As a result, the historical financial statements included in this prospectus may not be comparable to the financial statements of the stand-alone public company after this offering. In addition, the preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

To preserve Denali’s ability to conduct a tax-free distribution of the shares of our Class B common stock that it beneficially owns and its ability to consolidate with us for tax purposes, we may be prevented from pursuing opportunities to raise capital, acquire other companies or undertake other transactions, which could hurt our ability to grow.

To preserve its ability to effect a future tax-free spin-off of us, or certain other tax-free transactions involving us, Denali is required to maintain “control” of us within the meaning of Section 368(c) of the Internal Revenue Code, which is defined as 80% of the total voting power and 80% of each class of nonvoting stock. In addition, to preserve its ability to consolidate with us for tax purposes, Denali generally is required to maintain 80% of the voting power and 80% of the value of our outstanding stock. We have entered into a tax matters agreement with Denali, which restricts our ability to issue any stock, issue any instrument that is convertible, exercisable or exchangeable into any of our stock or which may be deemed to be equity for tax purposes, or take any other action that would be reasonably expected to cause Denali to beneficially own stock in us that, on a fully diluted basis, does not constitute “control” within the meaning of Section 368(c) of the Internal Revenue Code or cause a deconsolidation of us for tax purposes with respect to the Denali consolidated group. We also have agreed to indemnify Denali for any breach by us of the tax matters agreement. As a result, we may be prevented from raising equity capital or pursuing acquisitions or other growth initiatives that involve issuing equity securities as consideration.

Our ability to operate our business effectively may suffer if we are unable to establish in a cost-effective manner our own administrative and other support functions in order to operate as a stand-alone company after the expiration of our shared services and other agreements with Dell.

As a subsidiary of Dell, we have relied on administrative and other resources of Dell to operate our business. In connection with this offering, we have entered into various agreements to retain the ability for varying periods to use these Dell resources. These services may not be sufficient to meet our needs, and if our agreements with Dell are not renewed by the parties after their initial terms, we may not be able to replace the services at all or obtain them at prices and on terms as favorable as those under our current arrangements with Dell. In such a case, we may need to create our own administrative and other support systems or contract with third parties to replace Dell’s systems. In addition, we have received informal support from Dell that may not be addressed in our new agreements, and the level of this informal support may diminish as we become a more independent company. Any significant performance failures affecting our own administrative systems or Dell’s administrative systems on which we rely could result in unexpected costs, adversely affect our results and prevent us from paying our suppliers or employees and performing other administrative services on a timely basis. We currently lease from Dell one of the primary data centers that sustain our operations. When the lease expires, we may not be able to renew it or renew it on terms that are as favorable to us as the current terms.

In connection with this offering, we have entered into agreements with Dell that formalize the process and terms pursuant to which Dell will purchase information security solutions from us, together with related hardware, and pursuant to which we will procure hardware and software from Dell from time to time. These agreements may not be renewed after their expiration or, if they are renewed, Dell may not agree to renew them on the existing terms. The expiration or termination of these agreements, or their renewal on less favorable terms to us, could result in a loss of business or require us to procure comparable hardware and software from alternative sources, which could have a material adverse effect on our business, results of operations and financial condition.

All of our shares of common stock directly held by a Dell subsidiary, our majority stockholder, are pledged to secure Dell’s indebtedness, and foreclosure on the pledge could result in a change in control of our company and depress the market price of our Class A common stock.

All of our shares of common stock held by Dell through its indirect wholly-owned subsidiary Dell Marketing L.P. are pledged to secure Dell’s indebtedness to financial institutions that are lenders to Dell or holders of Dell’s debt securities. If Dell defaults under its debt agreements and the secured parties foreclose on their pledge, they may acquire and seek to sell the pledged shares. Any such action with respect to a pledge of our Class B common stock could result in a conversion of our outstanding shares of Class B common stock into shares of Class A common stock. Investors are likely to perceive unfavorably any such action, which, based on ownership of our common stock immediately following this offering, could result in a change in control of our company. If, upon a foreclosure, the secured parties do not transfer the pledged shares immediately, their interests may differ from those of our public stockholders. Any of these events could depress the market price of our Class A common stock.

Risks Related to this Offering and Ownership of Our Class A Common Stock

The price of our Class A common stock may be volatile and your investment could decline in value.

The trading prices of the securities of technology companies historically have experienced high levels of volatility, and the trading price of our Class A common stock following this offering may fluctuate substantially. The price of our Class A common stock that will prevail in the market after this offering may be higher or lower than the price you pay, depending on many factors. The trading price of our Class A common stock could fluctuate as a result of the following factors, among others:

•	announcements of new products, services or technologies, commercial relationships, acquisitions or other events by us or our competitors;

•	changes in how customers perceive the effectiveness of our solutions in protecting against advanced cyber attacks;

•	actual or anticipated variations in our quarterly or annual results of operations;

•	changes in our financial guidance or estimates by securities analysts;

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of technology companies in general and of companies in the information security industry in particular;

•	actual or anticipated changes in the expectations of investors or securities analysts;

•	fluctuations in the trading volume of our shares or the size of the trading market for our shares held by non-affiliates;

•	litigation involving us, our industry, or both, including disputes or other developments relating to our ability to patent our processes and technologies and protect our other proprietary rights;

•	regulatory developments in the United States and foreign jurisdictions in which we operate;

•	general economic and political factors, including market conditions in our industry or the industries of our clients;

•	major catastrophic events;

•	sales of large blocks of our Class A common stock; and

•	additions or departures of key employees.

If the market for technology stocks or the stock market in general experiences a loss of investor confidence, the trading price of our Class A common stock could decline for reasons unrelated to our business, results of operations or financial condition. The market price of our Class A common stock also might decline in reaction to events that affect other companies in our industry, even if these events do not directly affect us.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. If our stock price is volatile, we may become the target of securities litigation, which could cause us to incur substantial costs and divert our management’s attention and resources from our business.

A market may not develop for our Class A common stock and the future market price of our Class A common stock cannot be predicted.

Our Class A common stock has been approved for listing on the NASDAQ Global Select Market under the symbol “SCWX.” An active trading market for our Class A common stock, however, may not develop on that exchange or elsewhere or, if such a market does develop, the market may not be sustained. We cannot predict the prices at which our Class A common stock will trade. The initial public offering price of our Class A common stock was determined through negotiations between us and the underwriters of this offering and may not bear any relationship to the market price at which our Class A common stock will trade after this offering or to any other established criteria of the value of our business.

If securities or industry analysts do not publish research or reports about our business, or publish inaccurate or unfavorable research reports about our business or prospects, the market price of our Class A common stock and trading volume could decline.

We expect that the trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us, our business or our prospects. We do not have any control over these analysts. If one or more of the analysts covering us should downgrade our shares or express a change of opinion regarding our shares, the market price of our Class A common stock could decline. If one or more of these analysts should cease coverage of our company or fail to publish reports on us on a regular basis, we could lose following in the financial markets, which could cause the market price or trading volume of our Class A common stock to decline.

As a “controlled company” under the marketplace rules of the NASDAQ Stock Market, we may rely on exemptions from certain corporate governance requirements that provide protection to stockholders of companies that are subject to such requirements.

Immediately after this offering, Denali will beneficially own more than 50% of the combined voting power of both classes of our outstanding shares of common stock. As a result, we will be a “controlled company” under the marketplace rules of the NASDAQ Stock Market, or NASDAQ, and eligible to rely on exemptions from NASDAQ corporate governance requirements generally obligating listed companies to maintain:

•	a board of directors having a majority of independent directors;

•	a nominating committee composed entirely of independent directors that will nominate candidates for election to the board of directors, or recommend such candidates for nomination by the board of directors; and

•	a compensation committee composed entirely of independent directors that will approve the compensation payable to the company’s chief executive officer and other executive officers.

Although we do not currently intend to rely on the foregoing exemptions from NASDAQ’s corporate governance requirements, we may decide to avail ourselves of one or more of these exemptions. During any period in which we do so, you may not have the same protections afforded to stockholders of companies that must comply with all of NASDAQ’s corporate governance requirements. Our status as a controlled company could make our Class A common stock less attractive to some investors or otherwise adversely affect its trading price.

Investors purchasing Class A common stock in this offering will experience immediate and substantial dilution.

The initial public offering price of shares of our Class A common stock is substantially higher than the net tangible book value per outstanding share of our Class A common stock. If you purchase shares of our Class A common stock in this offering, you will experience immediate dilution of $13.91 per share, the difference between the price per share you pay for our Class A common stock and the pro forma net tangible book value per share of our Class A common stock as of January 29, 2016, after giving effect to the issuance of shares of our Class A common stock in this offering. For a further description of the dilution you will experience immediately following this offering, see “Dilution.”

Future sales, or the perception of future sales, of a substantial amount of shares of our Class A common stock could depress the trading price of our Class A common stock.

Sales of a substantial number of shares of our Class A common stock in the public market after this offering, or the perception that these sales may occur, could adversely affect the market price of the Class A common stock at such time, which could make it more difficult for you to sell your shares of our Class A common stock at a time and price that you consider appropriate, and could impair our ability to raise equity capital or use our Class A common stock as consideration for acquisitions of other businesses, investments or other corporate purposes.

Immediately after this offering, we will have outstanding 10,671,149 shares of our Class A common stock and 70,000,000 shares of our Class B common stock (or 11,871,149 shares of our Class A common stock assuming full exercise of the underwriters’ over-allotment option). Of these shares, the 8,000,000 shares of Class A common stock to be sold in this offering (or 9,200,000 shares if the underwriters exercise their over-allotment option in full) will be freely tradable without restriction or further registration under the Securities Act of 1933, or Securities Act, unless these shares are held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, or Rule 144. Following this offering, Denali will own, indirectly through its subsidiary Dell Inc. and through Dell Inc.’s subsidiaries, no shares of our Class A common stock and all 70,000,000 outstanding shares of our Class B common stock.

We, our directors, our executive officers and the current holders of all of our common stock and other equity securities, including Denali, each have entered into lock-up agreements providing that we and they will not offer, sell or contract to sell, directly or indirectly, any shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock (including shares of Class B common stock), or engage in other specified transactions in our equity securities, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC, on behalf of the underwriters, during the period ending 180 days after the date of this prospectus, subject to certain exceptions. Any of our employees who acquire shares of our common stock or other equity securities, including awards issued under our 2016 long-term incentive plan, during this period will be subject to the same lock-up restrictions. See “Underwriters” for a description of these lock-up agreements and restrictions. In addition to entering into the foregoing lock-up agreements, the holders of the shares of Class A common stock issuable pursuant to our convertible notes have agreed in the note purchase agreement described under “Certain Relationships and Related Transactions—Note

Purchase Agreement” to comply with transfer restrictions substantially similar to those specified in such lock-up agreements during the period ending one year after the date of this prospectus.

Immediately upon the expiration of the 180-day lock-up period described above, the shares of our Class A common stock eligible for resale by our affiliates under Rule 144, subject to the volume limitations and other requirements of Rule 144, will consist of the 70,000,000 shares of Class A common stock issuable upon conversion of the same number of shares of our Class B common stock that will be outstanding immediately after this offering.

Before the completion of this offering, we will enter into a registration rights agreement with Dell Marketing, Michael S. Dell, the Susan Lieberman Dell Separate Property Trust, MSDC Denali Investors, L.P., MSDC Denali EIV, LLC and the Silver Lake investment funds that own Denali common stock in which we will grant them and their respective permitted transferees demand and piggyback registration rights with respect to the shares of our Class A common stock and Class B common stock held by them from time to time. In addition, we have entered into a registration rights agreement with the holders of our convertible notes in which we have granted such holders and their permitted transferees shelf and piggyback registration rights with respect to the shares of our Class A common stock that will be issued upon the conversion of the convertible notes at the closing of this offering. Registration of those shares under the Securities Act would permit the stockholders under each registration rights agreement to sell their shares into the public market. For more information about the registration rights, see “Shares Eligible for Future Sale—Registration Rights.”

Our issuance of additional capital stock in connection with financings, acquisitions, investments, our stock incentive plans or otherwise will dilute all other stockholders.

Our charter authorizes us to issue up to 2,500,000,000 shares of Class A common stock, up to 500,000,000 shares of Class B common stock and up to 200,000,000 shares of preferred stock with such rights and preferences as may be determined by our board of directors. Subject to compliance with applicable law, we may issue our shares of Class A common stock or securities convertible into our Class A common stock from time to time in connection with a financing, acquisition, investment, our stock incentive plans or otherwise. We may issue additional shares of Class A common stock from time to time at a discount to the market price of our Class A common stock at the time of issuance. Any issuance of Class A common stock could result in substantial dilution to our existing stockholders and cause the market price of our Class A common stock to decline.

Provisions in our charter and bylaws and in Delaware law could discourage takeover attempts even if our stockholders might benefit from a change in control of our company.

Provisions in our charter and bylaws and in Delaware law may discourage, delay or prevent a merger, acquisition or other change in control of our company that stockholders may favor, including transactions in which stockholders might receive a premium for their shares of Class A common stock. These provisions also could make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you support, including removing or replacing our current management. The charter and bylaw provisions:

•	provide that our Class B common stock is entitled to ten votes per share, while our Class A common stock is entitled to one vote per share, enabling Denali, as the beneficial owner of all outstanding shares of our Class B common stock upon the completion of this offering, to control the outcome of all matters submitted to a vote of our stockholders, including the election of directors;

•	provide for the classification of the board of directors into three classes, with approximately one-third of the directors to be elected each year;

•	limit the number of directors constituting the entire board of directors to a maximum of 15 directors, subject to the rights of the holders of any outstanding series of preferred stock, and provide that the authorized number of directors at any time will be fixed exclusively by a resolution adopted by the affirmative vote of the authorized number of directors (without regard to vacancies);

•	provide that, at such time (if any) as the Denali Entities beneficially own capital stock representing less than 40% in voting power of the capital stock entitled to vote generally on the election of directors, any newly-created directorship and any vacancy on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors then in office;

•	provide that, at such time (if any) as the Denali Entities beneficially own capital stock representing less than 50% in voting power of the capital stock entitled to vote generally on the election of directors, directors may be removed only for cause and only by the affirmative vote of the holders of at least a majority in voting power of all outstanding shares of capital stock, voting together as a single class;

•	provide that a special meeting of stockholders may be called only by our chairman of the board, a majority of the directors then in office or, so long as Denali Entities beneficially own capital stock representing at least 40% in voting power of the capital stock entitled to vote generally on the election of directors, Denali;

•	provide that, at such time (if any) as the Denali Entities beneficially own capital stock representing less than 50% in voting power of the capital stock entitled to vote generally on the election of directors, any action required or permitted to be taken by our stockholders at any annual or special meeting may not be effected by a written consent in lieu of a meeting unless such action and the taking of such action by written consent have been approved in advance by our board of directors;

•	establish advance notice procedures for stockholders to make nominations of candidates for election as directors or to present any other business for consideration at any annual or special stockholder meeting; and

•	provide authority for the board of directors without stockholder approval to provide for the issuance of up to 200,000,000 shares of preferred stock, in one or more series, with terms and conditions, and having rights, privileges and preferences, to be determined by the board of directors.

In addition, we will become subject to Section 203 of the Delaware General Corporation Law at such time (if any) as the Denali Entities cease to own beneficially capital stock representing at least 10% in voting power of the capital stock entitled to vote generally on the election of directors. This statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder (generally a person who, together with its affiliates, owns or within the last three years has owned 15% or more of our voting stock) for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in prescribed manner.

Our charter designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or with our directors, our officers or other employees, or our majority stockholder.

Our charter provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any of our directors, officers or other employees, or stockholders to us or our stockholders;

•	any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware; and

•	any action asserting a claim governed by the internal affairs doctrine.

Any person purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have received notice of and consented to the foregoing provisions. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds more favorable for disputes with us or with our directors, our officers or other employees, or our other stockholders, including our majority stockholder, which may discourage such lawsuits against us and such other persons. Alternatively, if a court were to find this choice of forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, results of operations and financial condition.

We have broad discretion in the use of the net proceeds that we receive in this offering.

We intend to use the net proceeds from this offering for working capital and other general corporate purposes, which may include financing our growth, developing new solutions and enhancements to our current solutions, and funding capital expenditures. We also may use a portion of the net proceeds to make investments in, or acquisitions of, complementary businesses, services and technologies. Accordingly, our management will have broad discretion over the specific use of the net proceeds that we receive in this offering and might not be able to obtain a significant return, if any, on investment of such net proceeds. Investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds. If we do not use the net proceeds that we receive in this offering effectively, our business, results of operations and financial condition could be harmed.

We do not expect to pay any dividends on our Class A common stock for the foreseeable future.

We intend to retain any earnings to finance the operation and expansion of our business, and do not expect to pay any cash dividends on our Class A common stock for the foreseeable future. Accordingly, investors must rely on sales of our Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our Class A common stock.

We are an “emerging growth company,” and our election to comply with the reduced disclosure requirements as a public company may make our Class A common stock less attractive to investors.

We qualify as an “emerging growth company” as defined in the JOBS Act. For so long as we remain an emerging growth company, we are permitted and currently intend to rely on the following provisions of the JOBS Act that contain exceptions from disclosure and other requirements that otherwise are applicable to companies that conduct initial public offerings and file periodic reports with the SEC. The JOBS Act provisions:

•	permit us to include three years, rather than five years, of selected financial data in this prospectus;

•	provide an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

•	permit us to include reduced disclosure regarding executive compensation in this prospectus and our SEC filings as a public company; and

•	provide an exemption from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute arrangements not previously approved.

We will remain an emerging growth company until:

•	the first to occur of the last day of the fiscal year (1) which follows the fifth anniversary of the completion of this offering, (2) in which we have total annual gross revenue of at least $1 billion or (3) in which the market value of our capital stock held by non-affiliates was $700 million or more as of the last business day of the preceding second fiscal quarter; or

•	if it occurs before any of the foregoing dates, the date on which we have issued more than $1 billion in non-convertible debt over a three-year period.

Some investors may find our Class A common stock less attractive if we rely on these exemptions, which could result in a less active trading market for our Class A common stock and higher volatility in our stock price.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

As a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NASDAQ Global Select Market and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel will need to devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain directors’ and officers’ liability insurance, which could make it more difficult for us to attract and retain qualified members of our board of directors. We cannot predict or estimate the amount of additional costs we will incur as a public company or the timing of such costs.

As a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our Class A common stock.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, to furnish a report by our management on, among other matters, the effectiveness of our internal control over financial reporting for the first full fiscal year beginning after the effective date of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting until our first annual report required to be filed with the SEC following the date we are no longer an emerging growth company. We will be required to disclose significant changes made in our internal control procedures on a quarterly basis.

We are engaged in the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404, and we may not be able to complete our evaluation, testing and any required remediation in a timely fashion. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. Although we currently perform regulatory audits, and expect that Dell will provide specified audit services to us pursuant to the shared services agreement that we have entered into with Dell, we may need to hire additional accounting and financial staff with public company experience and technical accounting knowledge necessary to perform the evaluation needed to comply with Section 404.

During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. We may experience material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to report accurately our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our Class A common stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, also could restrict our future access to the capital markets.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements, which are statements that relate to future, rather than past, events and outcomes. Forward-looking statements generally address our expectations regarding our business, results of operations, financial condition and prospects and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “target,” “seek,” “potential,” “believe,” “will,” “could,” “would” and “project” and similar words or expressions that convey the uncertainty of future events or outcomes.

The forward-looking statements in this prospectus include, but are not limited to, our statements concerning the following matters:

•	the evolution of the cyber threat landscape facing organizations in the United States and other countries;

•	developments and trends in the domestic and international markets for information security services;

•	our ability to educate prospective clients about our technical capabilities and the use and benefits of our solutions, and to achieve increased market acceptance of our solutions and technologies;

•	our beliefs and objectives regarding our prospects and our future results of operations and financial condition;

•	the effects of increased competition in the market for information security services and our ability to compete effectively;

•	our business plan and our ability to manage our growth effectively;

•	our growth strategy to maintain and extend our technology leadership, expand and diversify our client base, deepen our existing client relationships and attract and retain highly skilled IT security professionals;

•	our ability to enhance our existing solutions and technologies and develop or acquire new solutions and technologies;

•	our plans to attract new clients, retain existing clients and increase our annual contract revenue;

•	our expectations concerning renewal rates for subscriptions and solutions by existing clients and growth of our monthly recurring revenue;

•	our expectations regarding our relationships with third parties, including further development of our relationships with our strategic and distribution partners;

•	our plan to expand our international operations;

•	our expectations regarding future acquisitions of, or investments in, complementary companies, services or technologies;

•	our ability to continue to generate a significant portion of our revenue from clients in the financial services industry;

•	effects on our business of evolving information security and data privacy laws and regulations, government export or import controls and any failure to comply with the Foreign Corrupt Practices Act and similar laws;

•	our ability to maintain, protect and enhance our brand and intellectual property;

•	costs associated with defending intellectual property infringement and other claims;

•	fluctuations in our quarterly results of operations and other operating measures;

•	changes in our cost of revenue and operating costs and expenses;

•	our expectations regarding the portions of our revenue represented by subscription revenue and professional services revenue;

•	our expectations concerning the impact on our results of operations of development of our distribution programs and sales through our channel partners;

•	the impact on our revenue, gross margin and profitability of future investments in enhancement of our Counter Threat Platform, development of our solutions and expansion of our sales and marketing programs;

•	potential changes to our pricing strategy to support our strategic initiatives;

•	sufficiency of our existing liquidity sources to meet our cash needs;

•	our potential use of foreign exchange forward contracts to hedge our foreign currency risk;

•	our operation after this offering under shared services and other agreements with Dell and Denali; and

•	costs we expect to incur as a public company, including transitional costs to establish our own stand-alone corporate functions.

Our forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors” and elsewhere in this prospectus. Moreover, our business, results of operations, financial condition and prospects may be affected by new risks that could emerge from time to time. In light of these risks, uncertainties and assumptions, the forward-looking events and outcomes discussed in this prospectus may not occur and our actual results could differ materially and adversely from those expressed or implied in our forward-looking statements.

You should not rely on forward-looking statements as predictions of future events or outcomes. Although we believe that the expectations reflected in the forward-looking statements are reasonable, the results, levels of activity, performance or events and circumstances reflected in the forward-looking statements may not be achieved or occur. We undertake no obligation to update publicly any forward-looking statements after the date of this prospectus to conform such statements to changes in our expectations or to our actual results, or for any other reason, except as required by law.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various third-party sources, including reports from Gartner, Inc., International Data Corporation, or IDC, Forrester Research, Inc., or Forrester, Center for Strategic and International Studies, or CSIS, Enterprise Strategy Group, or ESG, Ponemon Institute, or Ponemon, PricewaterhouseCoopers LLP, or PwC, and Frost & Sullivan, or F&S, on assumptions we have made based on such information and other, similar sources and on our knowledge of the markets for our solutions. Although we are not aware of any misstatements regarding any third-party information presented in this prospectus, estimates of third parties, particularly as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause our results to differ materially from those expressed in the estimates made by the third parties and by us, and you are cautioned not to give undue weight to such estimates.

The Gartner Report(s) described herein (the “Gartner Report(s)”) represent(s) research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Report(s) are subject to change without notice. Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

The sources of the Gartner, IDC, Forrester, CSIS, ESG, Ponemon, PwC and F&S market and industry data contained in this prospectus are provided below:

•	Gartner, Forecast: Information Security, Worldwide, 2013-2019, 4Q15 Update, February 9, 2016

•	Gartner, Magic Quadrant for Managed Security Services, Worldwide, December 23, 2015

•	IDC, IDC MarketScape: Worldwide Managed Security Services, 2014 Vendor Assessment, June 2014

•	Forrester, The Forrester Wave™: Managed Security Services: North America, Q4 2014, November 18, 2014

•	CSIS, Net Losses: Estimating the Global Cost of Cybercrime, June 2014

•	ESG, 2016 IT Spending Intentions Survey, February 2016

•	ESG, 2015 IT Spending Intentions Survey, February 2015

•	ESG, 2014 IT Spending Intentions Survey, February 2014

•	ESG, 2013 IT Spending Intentions Survey, January 2013

•	ESG, 2012 IT Spending Intentions Survey, January 2012

•	Ponemon, 2015 Global Megatrends in Cybersecurity, February 2015

•	PwC, Managing cyber risks in an interconnected world, September 30, 2014

•	F&S, Global Managed Security Services Market – Threat Detection and Remediation to Emerge as a Key Market Engine Over the Forecast Period, March 2015

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of 8,000,000 shares of our Class A common stock in this offering will be approximately $100.3 million, or approximately $115.9 million if the underwriters exercise their over-allotment option in full, based on the initial public offering price of $14.00 per share, after deducting the underwriting discounts and commissions and estimated unpaid offering expenses of $3.8 million payable by us.

The principal purposes of this offering are to increase our financial flexibility, create a public market for our Class A common stock, obtain additional capital and increase our recognition in the marketplace. We intend to use the net proceeds from this offering for working capital and other general corporate purposes, which may include financing our growth, developing new solutions and enhancements to our current solutions, and funding capital expenditures. We also may use a portion of the net proceeds to make investments in, or acquisitions of, complementary businesses, services and technologies. We do not have any existing agreements or commitments for any specific investments or acquisitions. We do not intend to transfer any net proceeds we receive from this offering to Denali, Dell or their respective affiliates, other than payments in the ordinary course of business under one or more of the agreements described under “Certain Relationships and Related Transactions—Operating and Other Agreements Between Dell or Denali and Us.”

Our expected uses of the net proceeds from this offering represent our intentions based on our present plans and business conditions. We cannot predict with certainty all of the particular uses for such proceeds or the amounts that we actually will spend on the uses specified above. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering.

The timing and amount of our actual application of the net proceeds from this offering will be based on many factors, including our cash flows from operations and the actual and anticipated growth of our business. Pending the uses set forth above, we intend to invest the net proceeds from this offering in a variety of investments, including short-term and intermediate-term, interest-bearing securities.

DIVIDEND POLICY

We currently expect to retain all available funds and any future earnings for use in the operation and expansion of our business. We do not anticipate paying cash dividends on our Class A common stock in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, general business conditions, any restrictions under debt or other agreements, and other factors that our board of directors may consider relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our total capitalization as of January 29, 2016:

•	on an actual basis;

•	on a pro forma basis to give effect to our capitalization as it will be in effect immediately before the closing of this offering; and

•	on a pro forma as adjusted basis to give effect to our sale of 8,000,000 shares of our Class A common stock in this offering at the initial public offering price of $14.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and, with respect to additional paid-in capital, paid by Dell on our behalf.

You should read the following information together with the information under “Selected Condensed Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and accompanying notes included elsewhere in this prospectus.

	As of January 29, 2016
	Actual	Pro Forma (1)	Pro Forma As Adjusted (1)
		(unaudited)
	(in thousands except share and per share data)
Cash and cash equivalents	$33,422	$33,422	$133,746	(2)

Short-term convertible notes	27,993	—	—

Equity:
Preferred Stock, par value $0.01 per share: 0 shares authorized, actual; 200,000,000 shares authorized, 0 shares outstanding, pro forma; 200,000,000 shares authorized, 0 shares issued or outstanding, pro forma as adjusted	—	—	—
Class A common stock, par value $0.01 per share: 2,500,000,000 shares authorized, 0 shares issued and outstanding, actual; 2,500,000,000 shares authorized, 2,671,149 shares issued or outstanding, pro forma; 2,500,000,000 shares authorized, 10,671,149 shares issued or outstanding, pro forma as adjusted	—	27	107
Class B common stock, par value $0.01 per share: 500,000,000 shares authorized, 70,000,000 shares issued and outstanding, actual; 500,000,000 shares authorized, 70,000,000 shares issued or outstanding, pro forma; 500,000,000 shares authorized, 70,000,000 shares issued or outstanding, pro forma as adjusted	700	700	700
Additional paid-in capital	711,923	739,889	836,869	(2)
Accumulated deficit	(122,646)	(122,646)	(122,646)
Accumulated other comprehensive loss	(1,521)	(1,521)	(1,521)

Total equity	$588,456	$616,449	$713,509

Total capitalization	$616,449	$616,449	$713,509

(1)	The number of shares of Class A common stock and Class B common stock issued and outstanding on a pro forma and pro forma as adjusted basis in the table includes the following shares:

•	2,008,924 shares of Class A common stock that will be issued upon the conversion of our outstanding convertible notes at the closing of this offering, based on the initial public offering price of $14.00 per share; and

•	662,225 restricted shares of our Class A common stock to be granted under our 2016 long-term incentive plan before the closing of this offering, based on the initial public offering price, as described under “Executive Compensation—Equity Awards.”

The number of shares of Class A common stock and Class B common stock issued and outstanding on a pro forma and pro forma as adjusted basis in the table above excludes the following shares:

•	70,000,000 shares of our Class A common stock that may be issuable upon the conversion of the 70,000,000 shares of our Class B common stock outstanding as of the date of this prospectus; and

•	7,837,775 shares of our Class A common stock reserved for issuance under our 2016 long-term incentive plan after the closing of this offering, including 4,355,904 shares of Class A common stock issuable pursuant to grants of restricted stock units and stock options to be made before the closing of this offering, based on the initial public offering price of $14.00 per share, as described under “Executive Compensation—Benefit Plans—SecureWorks Corp. 2016 Long-Term Incentive Plan—Initial Grants.”

(2)	The pro forma as adjusted amount reflects $7.1 million of estimated total offering expenses. All of these estimated expenses have been reflected as a deduction from the estimated gross proceeds of this offering in pro forma as adjusted additional paid in capital. Of such $7.1 million of estimated offering expenses, $3.3 million was incurred and paid prior to January 29, 2016, including $2.0 million that was paid on our behalf by Dell. The estimated offering expenses of $3.8 million not paid prior to January 29, 2016 are reflected as a deduction from the estimated gross proceeds of this offering in pro forma as adjusted cash and cash equivalents.

DILUTION

If you invest in our Class A common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our Class A common stock upon the closing of this offering. Our pro forma net tangible book value gives effect to the pro forma adjustments to our capitalization referred to under “Capitalization.” Our pro forma as adjusted net tangible book value is further adjusted to give effect to our sale of 8,000,000 shares of our Class A common stock in this offering at the initial public offering price of $14.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and paid by Dell on our behalf.

Our pro forma net tangible book value represents the amount of our total tangible assets less our total liabilities, divided by the total number of pro forma shares of our common stock outstanding. As of January 29, 2016, our pro forma net tangible book value was $(94.0) million, or $(1.29) per share of our common stock.

After giving effect to the sale of shares of our Class A common stock at the initial public offering price of $14.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and paid by Dell on our behalf, our pro forma as adjusted net tangible book value as of January 29, 2016 would have been $7.4 million, or $0.09 per share of our common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $1.39 per share to our existing stockholders before this offering, and an immediate dilution of $13.91 per share to investors purchasing shares of Class A common stock at the initial public offering price.

The following table illustrates this dilution:

Initial public offering price per share		$14.00
Pro forma net tangible book value per share as of January 29, 2016	$(1.29)
Increase in pro forma net tangible book value per share attributable to investors purchasing shares of Class A common stock in this offering	1.39

Pro forma as adjusted net tangible book value per share after giving effect to this offering		0.09

Dilution in pro forma as adjusted net tangible book value per share to new investors		$13.91

If the underwriters exercise their option to purchase additional shares of our Class A common stock in full, the pro forma as adjusted net tangible book value per share of our common stock would be $0.28 per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $13.72 per share of Class A common stock.

The following table sets forth, on the pro forma as adjusted basis described above as of January 29, 2016, the differences between the number of shares of Class A common stock purchased from us, the total consideration and the weighted-average price per share paid by our existing stockholders and by the new investors in this offering at the initial offering public offering price of $14.00 per share, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us and paid by Dell on our behalf.

	Shares Purchased		Total Consideration		Weighted-Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders (on a pro forma as adjusted basis) (1)	72,671,149	90.1%	$740,747,936	86.9%	$10.19
Investors purchasing shares in this offering	8,000,000	9.9%	112,000,000	13.1	14.00

Total	80,671,149	100.0%	$852,747,936	100.0%

(1)	Includes (a) 70,000,000 shares of common stock (on the pro forma as adjusted basis described above) issued to Dell Marketing, an indirect wholly-owned subsidiary of Denali, in its acquisition of our company on February 8, 2011, (b) 2,008,924 shares of Class A common stock that will be issued upon the conversion of our outstanding convertible notes at the closing of this offering, based on the initial public offering price of $14.00 per share, and (c) 662,225 restricted shares of our Class A common stock to be granted under our 2016 long-term incentive plan before the closing of this offering, based on the initial public offering price. For additional information about our convertible notes, see “Certain Relationships and Related Transactions—Note Purchase Agreement” and “Notes to Financial Statements—Note 5—Debt.”

If the underwriters’ over-allotment option is exercised in full:

•	the number of shares of common stock held by our existing stockholders will represent approximately 88.8% of the total number of shares of our common stock outstanding after this offering; and

•	the number of shares held by new investors will represent approximately 11.2% of the total number of shares of our common stock outstanding after this offering.

For purposes of the discussion and the tables above, the number of shares of Class A common stock that will be outstanding after this offering excludes 7,837,775 shares of our Class A common stock reserved for issuance under our 2016 long-term incentive plan after the closing of this offering, including 4,355,904 shares of Class A common stock issuable pursuant to grants of restricted stock units and stock options to be made before the closing of this offering, based on the initial public offering price of $14.00 per share, as described under “Executive Compensation—Benefit Plans—SecureWorks Corp. 2016 Long-Term Incentive Plan—Initial Grants.”

SELECTED CONDENSED FINANCIAL DATA

The following tables present our selected condensed financial data. The condensed statements of operations for the periods ended January 29, 2016, January 30, 2015 and January 31, 2014 and the condensed consolidated statements of financial position as of January 29, 2016, January 30, 2015 and January 31, 2014 are derived from our audited financial statements included elsewhere in this prospectus. All successor periods have been presented on a consolidated basis, while the predecessor period has been presented on a combined basis. See “Notes to Financial Statements—Note 1—Description of the Business and Basis of Presentation” for more information.

The selected condensed financial data presented below should be read in conjunction with our audited financial statements and accompanying notes, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus. Our financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been if we had operated as a stand-alone public company during the periods presented, including changes that will occur in our operations and capitalization as a result of this offering.

	Successor (Consolidated)			Predecessor (Combined)
	Fiscal Year Ended January 29, 2016	Fiscal Year Ended January 30, 2015	October 29, 2013 through January 31, 2014	February 2, 2013 through October 28, 2013
	(in thousands, except per share data)
Results of Operations:
Net revenue	$339,522	$262,130	$54,350	$151,480
Gross margin	$155,713	$117,284	$23,551	$69,072
Operating expenses	$261,721	$178,377	$41,267	$119,604
Operating loss	$(106,008)	$(61,093)	$(17,716)	$(50,532)
Net loss	$(72,381)	$(38,490)	$(11,775)	$(32,740)
Share and Per Share Data (1):
Net loss per share - basic and diluted	$(1.03)	$(0.55)	$(0.17)	—
Weighted average shares outstanding - basic and diluted	70,000	70,000	70,000	—
Pro forma net loss per share attributable to common stockholders - basic and diluted	$(0.97)
Pro forma weighted average shares outstanding - basic and diluted	70,983

(1)	Pro forma net loss per share and pro forma weighted average shares outstanding give effect to the automatic conversion of the outstanding principal and fair value accretion on our outstanding convertible notes into shares of Class A common stock at the closing of this offering as if such conversion occurred as of the date of issuance of the convertible notes.

The following table presents our selected historical consolidated balance sheet information as of the dates indicated:

	January 29, 2016	January 30, 2015	January 31, 2014
	(in thousands)
Balance Sheet:
Cash and cash equivalents	$33,422	$6,669	$2,426
Accounts receivable	$116,357	$70,907	$47,160
Total assets	$917,785	$862,737	$875,417
Short-term deferred revenue	$109,467	$82,188	$47,954
Short-term convertible notes	$27,993	—	—
Long-term deferred revenue	$18,352	$11,040	$10,999
Total stockholder’s equity	$588,456	$606,926	$630,328

During the fourth quarter of fiscal 2016, we revised our balance sheet as of January 30, 2015 and our statements of stockholder’s equity as of and for the periods ended January 30, 2015, January 31, 2014 and October 29, 2013 as a result of the correction of an error related to deferred taxes caused by basis differences for deferred revenue, and to other balance sheet carve-out errors related to accrued and other liabilities. These errors impacted only goodwill or net parent investment and had no impact on our statements of operations or statements of cash flows for any prior period. See “Notes to Financial Statements—Note 1—Description of the Business and Basis of Presentation” for further information regarding these adjustments.

Non-GAAP Financial Measures

In this prospectus, we use supplemental measures of our performance, which are derived from our financial information, but which are not presented in our financial statements prepared in accordance with generally accepted accounting principles in the United States of America, referred to as GAAP. Non-GAAP financial measures presented in this prospectus include non-GAAP revenue, non-GAAP gross margin, non-GAAP operating expenses, non-GAAP operating loss, non-GAAP net loss and adjusted EBITDA. We use non-GAAP financial measures to supplement financial information presented on a GAAP basis. We believe these non-GAAP financial measures provide useful information to help evaluate our operating results by facilitating an enhanced understanding of our operating performance and enabling more meaningful period-to-period comparisons.

In particular, we have excluded the impact of certain purchase accounting adjustments related to a change in the basis of deferred revenue for Dell’s going-private transaction discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Relationship with Dell and Denali—Recognition of Dell’s Going-Private Transaction” and for the acquisition of our company by Dell in fiscal 2012. We believe it is useful to exclude such purchase accounting adjustments related to the foregoing transactions as this deferred revenue generally results from multi-year service contracts under which deferred revenue is established upon sale and revenue is recognized over the term of the contract. Pursuant to the fair value provisions applicable to the accounting for business combinations, GAAP requires this deferred revenue to be recorded at its fair value, which is typically less than the book value. In presenting non-GAAP earnings, we add back the reduction in revenue that results from this revaluation on the expectation that a significant majority of these service contracts will be renewed in the future and therefore the revaluation is not helpful in predicting our ongoing revenue trends. We believe that this non-GAAP financial adjustment is useful to investors because it allows investors to (1) evaluate the effectiveness of the methodology and information used by management in its financial and operational decision-making, and (2) compare past and future reports of financial results of our company as the revenue reduction related to acquired deferred revenue will not recur when related service contracts are renewed in future periods.

There are limitations to the use of the non-GAAP financial measures presented in this prospectus. Our non-GAAP financial measures may not be comparable to similarly titled measures of other companies. Other companies, including companies in our industry, may calculate non-GAAP financial measures differently than we do, limiting the usefulness of those measures for comparative purposes.

Non-GAAP revenue, non-GAAP gross margin, non-GAAP operating expenses, non-GAAP operating loss and non-GAAP net loss, as defined by us, exclude the following items: the impact of purchase accounting adjustments; amortization of intangible assets; other expenses, which consist of professional fees incurred in connection with this offering as well as amounts accrued for a legal matter; and for non-GAAP net income, an aggregate adjustment for income taxes. In addition to interest and other expenses, taxes, depreciation and amortization, adjusted EBITDA excludes purchase accounting adjustments primarily related to deferred revenue, stock-based compensation expense and other expenses. As the excluded items can have a material impact on earnings, our management compensates for this limitation by relying primarily on GAAP results and using non-GAAP financial measures supplementally. The non-GAAP financial measures are not meant to be considered as indicators of performance in isolation from or as a substitute for revenue, gross margin, operating expenses, operating loss or net loss prepared in accordance with GAAP, and should be read only in conjunction with financial information presented on a GAAP basis.

The following tables present our non-GAAP financial measures for each of the periods presented. For comparative purposes, we have combined the fiscal 2014 operating results for the predecessor and successor periods. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Basis of Presentation” and “Notes to Financial Statements—Note 1—Description of the Business and Basis of Presentation” for more information on the predecessor and successor periods.

	For the Fiscal Year Ended
	Successor	Successor	Combined
	January 29, 2016	January 30, 2015	January 31, 2014
	(in thousands)
Non-GAAP Results of Operations:
Non-GAAP net revenue	$342,291	$274,871	$216,190
Non-GAAP gross margin	$177,153	$143,829	$114,113
Non-GAAP operating expenses	$237,228	$161,293	$145,162
Non-GAAP operating loss	$(60,075)	$(17,464)	$(31,049)
Non-GAAP net loss	$(43,644)	$(11,350)	$(21,483)
Adjusted EBITDA	$(47,974)	$(6,142)	$(16,141)

Reconciliation of Non-GAAP Financial Measures

The table below presents a reconciliation of each non-GAAP financial measure to its most directly comparable GAAP financial measure. We encourage you to review the reconciliations in conjunction with the presentation of the non-GAAP financial measures for each of the periods presented. In future fiscal periods, we may exclude such items and may incur income and expenses similar to these excluded items. Accordingly, the exclusion of these items and other similar items in our non-GAAP presentation should not be interpreted as implying that these items are non-recurring, infrequent or unusual.

The following is a summary of the items excluded from the most comparable GAAP financial measures to calculate our non-GAAP financial measures:

•	Impact of Purchase Accounting. The impact of purchase accounting consists primarily of purchase accounting adjustments related to a change in the basis of deferred revenue for Dell’s going-private transaction discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Relationship with Dell and Denali—Recognition of Dell’s Going-Private Transaction,” as well as the acquisition of our company by Dell in fiscal 2012.

•	Amortization of Intangible Assets. Amortization of intangible assets consists of amortization of customer relationships and acquired technology. In connection with Dell’s going-private transaction and the acquisition of us by Dell in fiscal 2012, all of our tangible and intangible assets and liabilities were accounted for and recognized at fair value on the transaction date. Accordingly, for the successor periods, amortization of intangible assets consists of amortization associated with intangible assets recognized in connection with this transaction. In comparison, for the predecessor period, amortization of intangible assets consists of amortization associated with purchased intangible assets recognized in connection with the acquisition of us by Dell.

•	Other Expenses. Other expenses include professional fees incurred by us in connection with this offering and amounts expensed in the settlement of a legal matter. We are excluding these expenses for the purpose of calculating the non-GAAP financial measures presented below because we believe these items are outside our ordinary course of business and do not contribute to a meaningful evaluation of our current operating performance or comparisons to our past operating performance. Professional fees incurred by us in connection with this offering prior to the fiscal year ended January 29, 2016 were not material.

•	Aggregate Adjustment for Income Taxes. The aggregate adjustment for income taxes is the estimated combined income tax effect for the adjustments mentioned above. The tax effects are determined based on the tax jurisdictions where the above items were incurred.

	Fiscal Year Ended
	Successor	Successor	Combined (1)
	January 29, 2016	January 30, 2015	January 31, 2014
	(in thousands)
GAAP revenue	$339,522	$262,130	$205,830
Impact of purchase accounting	2,769	12,741	10,360

Non-GAAP revenue	$342,291	$274,871	$216,190

GAAP gross margin	$155,713	$117,284	$92,623
Amortization of intangibles	13,640	13,642	10,700
Impact of purchase accounting	2,932	12,903	10,790
Other	4,868	$—	$—

Non-GAAP gross margin	$177,153	$143,829	$114,113

GAAP operating expenses	$261,721	$178,377	$160,871
Amortization of intangibles	(14,660)	(16,168)	(15,480)
Impact of purchase accounting	(916)	(916)	(229)
Other	(8,917)	—	—

Non-GAAP operating expenses	$237,228	$161,293	$145,162

GAAP operating loss	$(106,008)	$(61,093)	$(68,248)
Amortization of intangibles	28,299	29,810	26,180
Impact of purchase accounting	3,848	13,819	11,019
Other	13,786	—	—

Non-GAAP operating loss	$(60,075)	$(17,464)	$(31,049)

GAAP net loss	$(72,381)	$(38,490)	$(44,515)
Amortization of intangibles	28,299	29,810	26,180
Impact of purchase accounting	3,848	13,819	11,019
Other	13,786	—	—
Aggregate adjustment for income taxes	(17,196)	(16,489)	(14,167)

Non-GAAP net loss	$(43,644)	$(11,350)	$(21,483)

GAAP net loss	$(72,381)	$(38,490)	$(44,515)
Interest and other, net	6,569	142	175
Income tax benefit	(40,196)	(22,745)	(23,908)
Depreciation and amortization	40,638	41,425	37,027
Stock-based compensation expense	841	785	4,331
Impact of purchase accounting	2,769	12,741	10,749
Other	13,786	—	—

Adjusted EBITDA	$(47,974)	$(6,142)	$(16,141)

(1)	For comparative purposes, we have combined the fiscal 2014 operating results for the predecessor and successor periods. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Basis of Presentation” and “Notes to Financial Statements—Note 1—Description of the Business and Basis of Presentation” for more information on the predecessor and successor periods.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis should be read in conjunction with our audited financial statements and accompanying notes included elsewhere in this prospectus. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed or implied in our forward-looking statements. Factors that could cause or contribute to these differences include those discussed in “Risk Factors” and elsewhere in this prospectus.

Our fiscal year is the 52- or 53-week period ending on the Friday nearest January 31. We refer to our fiscal years ended January 29, 2016, January 30, 2015 and January 31, 2014, as fiscal 2016, fiscal 2015 and fiscal 2014, respectively. Each of these fiscal years includes 52 weeks. All percentage amounts and ratios presented in this management’s discussion and analysis were calculated using the underlying data in thousands. Unless otherwise indicated, all changes identified for the current-period results represent comparisons to results for the prior corresponding fiscal periods.

Overview

We are a leading global provider of intelligence-driven information security solutions exclusively focused on protecting our clients from cyber attacks. We have pioneered an integrated approach that delivers a broad portfolio of information security solutions to organizations of varying sizes and complexities. Our solutions enable organizations to fortify their cyber defenses to prevent security breaches, detect malicious activity in real time, prioritize and respond rapidly to security breaches and predict emerging threats. The solutions leverage our proprietary technologies, processes and extensive expertise in the information security industry, which we have developed over the past 16 years.

Our mission is to secure our clients by providing exceptional intelligence-driven information security solutions. We were founded in 1999, when we opened our first counter threat operations center in Atlanta, Georgia to support our managed security business. We began providing security and risk consulting offerings to our clients in 2005. In 2006, we acquired LURHQ Corporation, a leading provider of security information and event monitoring solutions to enterprises. In addition, we launched our information security offerings. Shortly thereafter, we focused our growth strategy on expanding into new market segments and geographic regions. In 2008, we launched our log management solution, among other new solutions. We began offering our managed web application firewall solutions in 2009, shortly before we acquired Verisign, Inc.’s managed security business. In the same year, we also expanded internationally through the acquisition of dns Limited, a managed security and consulting organization, which operated in London, England and in Edinburgh, Scotland. From 2009 to 2012, we capitalized on all of our investments, both organic and acquired, and integrated these technologies into the Counter Threat Platform. This platform provides our clients with a comprehensive view of their network environments and security threats, while adapting to a constantly evolving threat landscape. From April 2009 to January 29, 2016, the number of events processed by our technology platform increased from five billion to as many as 160 billion events per day. Over the last several years, we have continued to expand our offerings, including through the recent launch of our advanced endpoint threat detection solution and our advanced malware protection and detection solution. Further, our client base has grown approximately 31% from approximately 3,200 managed security clients as of February 1, 2013 to over 4,200 managed security clients as of January 29, 2016.

We sell our solutions to clients of all sizes primarily through our direct sales organization, supplemented by sales through our channel partners. Over all of the periods presented in this management’s discussion and analysis, approximately 94% of our revenue was generated through our direct sales force, in some cases in collaboration with members of Dell’s sales force, with the remaining portion generated through our channel partners. As we focus on further developing our strategic and distribution relationships, we expect that sales from channel partners will account for an increasing percentage of our future revenue.

Sales to prospective clients involve educating organizations about our technical capabilities and the use and benefits of our solutions. Large clients considering deployments typically undertake a substantial evaluation and approval process before subscribing to our solutions. As a result, although our typical sales cycles are three to nine months, they can exceed 12 months for larger clients.

Our intelligence-driven information security solutions offer an innovative approach to prevent, detect, respond to and predict cybersecurity breaches. Through our managed security offerings, which are sold on a subscription basis, we provide global visibility and insight into malicious activity, enabling our clients to detect and effectively remediate threats quickly. Threat intelligence, which is typically deployed as part of our managed security offerings, delivers early warnings of vulnerabilities and threats along with actionable information to help prevent any adverse impact. In addition to these solutions, we also offer a variety of professional services, which include security and risk consulting and incident response. Through security and risk consulting, we advise clients on a broad range of security and risk-related matters. Incident response, which is typically deployed along with security and risk consulting, minimizes the impact and duration of security breaches through proactive client preparation, rapid containment and thorough event analysis followed by effective remediation. We continuously evaluate potential investments and acquisitions of businesses, services and technologies that could complement our existing offerings. We have a single organization responsible for the delivery of our security solutions, which enables us to respond quickly to our client’s evolving needs.

Our subscription contracts typically range from one to three years in duration, and as of January 29, 2016, averaged two years in duration. Our initial contracts with clients may include amounts for hardware, installation and professional services that may not recur. Revenue related to these contracts is recognized ratably over the term of the contract. Our professional services engagements generally are sold pursuant to contracts that are shorter in duration, and revenue from these contracts is recognized as services are performed. The fees we charge for our solutions vary based on a number of factors, including the solutions selected, the number of client devices covered by the selected solutions, and the level of management we provide for the solutions. Over all of the periods presented, approximately 80% of our revenue was derived from subscription-based solutions, attributable to managed security contracts, while approximately 20% was derived from professional services engagements. As we respond to the evolving needs of our clients, the mix of subscription-based solutions to professional services we provide our clients may fluctuate.

We have experienced significant growth since our inception. Our total revenue was $339.5 million in fiscal 2016, $262.1 million in fiscal 2015 and $205.8 million in fiscal 2014, representing annual growth of 30% and 27%, respectively. Our subscription revenue was $271.8 million in fiscal 2016, $207.2 million in fiscal 2015 and $170.2 million in fiscal 2014, for annual growth of 31% and 22%, respectively. As we have continued to invest in our business, we incurred net losses of $72.4 million in fiscal 2016, $38.5 million in fiscal 2015 and $44.5 million in fiscal 2014. We believe these investments are critical to our success, although they may impact our near-term profitability. As of January 29, 2016, we served over 4,200 managed security clients across 59 countries.

Revenue attributable to clients located outside the United States represented approximately 12% of total revenue in each of fiscal 2016, fiscal 2015 and fiscal 2014. Our international clients are located primarily in Europe and Canada as of January 29, 2016, but we are focused on continuing to expand our international client base into other regions in the upcoming years.

Key Factors Affecting Our Performance

We believe that our future success will depend on many factors, including the adoption of our solutions by organizations, continued investment in our Counter Threat Platform and threat intelligence research, our introduction of new solutions, our ability to increase sales of our solutions to new and existing clients and our ability to attract and retain top talent. Although these areas present significant opportunities, they also present risks that we must manage to ensure our future success. See “Risk Factors” for additional information about these risks. We operate in a highly competitive industry and face, among other competitive challenges, pricing pressures within the information security market as a result of actions by our larger competitors to reduce the prices of their security monitoring, detection and prevention products, and managed security services. We must continue to efficiently manage our investments and effectively execute our strategy to succeed. If we are unable to address these challenges, our business could be adversely affected.

Adoption of Intelligence-Driven Solution Strategy. The evolving landscape of applications, modes of communication and IT architectures makes it increasingly challenging for organizations of all sizes to protect their critical business assets, including proprietary information, from cyber threats. New technologies heighten security risks by increasing the number of ways a threat actor can attack a target, by giving users greater access to important business networks and information and by facilitating the transfer of control of underlying applications and infrastructure to third-party vendors. An effective cyber defense strategy requires the coordinated deployment of multiple products and services tailored to an organization’s specific security needs. Our integrated suite of solutions is designed to facilitate the successful implementation of such a strategy, but continual investment in, and adaptation of, our technology will be required as the threat landscape continues to evolve rapidly. The degree to which prospective and current clients recognize the mission-critical nature of our intelligence-driven information security solutions, and subsequently allocate budget dollars to our solutions, will affect our future financial results.

Investment in Our Platform and Threat Intelligence Research. Our Counter Threat Platform constitutes the core of our intelligence-driven information security solutions. It provides our clients with a powerful integrated perspective and intelligence regarding their network environments and security threats. The platform is augmented by our Counter Threat Unit research team, which conducts exclusive research into threat actors, uncovers new attack techniques, analyzes emerging threats and evaluates the risks posed to our clients. Our performance is significantly dependent on the investments we make in our research and development efforts, and on our ability to be at the forefront of threat intelligence research, and to adapt our platform to new technologies as well as to changes in existing technologies. Our investments in this area have included an 81% increase in our research and development staff from February 1, 2013 to January 29, 2016 and an increase in research and development expenses of approximately 118% during this period. We believe that investment in our platform will contribute to long-term revenue growth, but it may adversely affect our near-term profitability.

Introduction of New Information Security Solutions. Our performance is significantly dependent on our ability to continue to innovate and introduce new information security solutions that protect our clients from an expanding array of cybersecurity threats. We continue to invest in solutions innovation and leadership, including hiring top technical talent and focusing on core technology innovation. In addition, we will continue to evaluate and utilize third-party proprietary technologies, where appropriate, for the continuous development of complementary offerings. We cannot be certain that we will realize increased revenue from our solutions development initiatives. We believe that our investment in solutions development will contribute to long-term revenue growth, but it may adversely affect our near-term profitability.

Investments in Expanding Our Client Base and Deepening Our Client Relationships. To support future sales, we will need to continue to devote significant resources to the development of our global sales force. We have made and plan to continue to make significant investments in expanding our sales teams and distribution programs with our channel partners and increasing awareness of our brand. Any investments we make in our sales and marketing operations will occur before we realize any benefits from such investments. Therefore, it may be difficult for us to determine if we are efficiently allocating our resources in this area. The investments we have made, or intend to make, to strengthen our sales and marketing efforts may not result in an increase in revenue or an improvement in our results of operations. Although we believe our investment in sales and marketing will help us improve our results of operations in the long term, the resulting increase in operating expenses attributable to these sales and marketing functions may adversely affect our profitability in the near term. The continued growth of our business also depends in part on our ability to sell additional solutions to our existing clients. As our clients realize the benefits of the solutions they previously purchased, our portfolio of solutions provides us with a significant opportunity to sell additional solutions.

Investment in Our People. The difficulty in providing effective information security is exacerbated by the highly competitive environment for identifying, hiring and retaining qualified information security professionals. Our technology leadership, brand, exclusive focus on information security, client-first culture, and robust training and development program have enabled us to attract and retain highly talented professionals with a passion for building a career in the information security industry. These professionals are led by a highly experienced and tenured management team with extensive IT security expertise and a record of developing successful new technologies and solutions to help protect our clients. We will continue to invest in attracting and retaining top talent to support and enhance our information security offerings.

Key Operating Metrics

Over the periods presented, we have experienced broad growth across our portfolio of intelligence-driven information security solutions. Our growth strategy focuses on retaining our client base while maximizing the lifetime value of our relationships, adding new clients and expanding the capabilities of our solutions. We believe the key operating metrics described below provide insight into the long-term value of our subscription agreements and our ability to maintain and grow our client relationships.

	January 29, 2016	January 30, 2015	January 31, 2014
Client base	4,200	3,800	3,500
Monthly recurring revenue (in millions)	$28.6	$22.7	$18.7
Revenue retention rate	102%	97%	102%

Client Base. We define our client base as the number of clients who subscribe to our managed security solutions at a point in time. We believe that our ability to increase our client base is an indicator of our market penetration, the growth of our business and the value of our solutions. We also believe our existing client base represents significant future revenue and growth opportunities for us. As of January 29, 2016, January 30, 2015 and January 31, 2014, we served approximately 4,200, 3,800 and 3,500 subscription clients, respectively. The increase in our client base over this period is primarily related to an increase in the volume and complexity of cyber attacks and the results of our sales and marketing efforts to increase the awareness of our solutions. Our client base provides us with a significant opportunity to expand our professional services revenue. As of January 29, 2016, approximately 48% of our professional services clients subscribed to our managed security solutions.

Monthly Recurring Revenue. We define monthly recurring revenue as the monthly value of our subscription contracts, including operational backlog, as of a particular date. We define operational backlog as the monthly recurring revenue associated with pending contracts, which are contracts that have been sold but for which the service period has not yet commenced. Monthly recurring revenue totaled $28.6 million, $22.7 million and $18.7 million as of January 29, 2016, January 30, 2015 and January 31, 2014, respectively. This consistent increase in monthly recurring revenue has been driven primarily by our continuing ability to expand our offerings and sell additional solutions to existing clients, as well as by growth in our client base. Operational backlog totaled $3.5 million, $3.6 million and $2.1 million as of January 29, 2016, January 30, 2015 and January 31, 2014, respectively. We generally experience some volatility in our operational backlog due to the timing of sales, the size and complexity of our installations, and client readiness. Overall, we expect monthly recurring revenue to continue to grow as we retain and expand our client base, and as our clients extend the use of our solutions over time.

Revenue Retention Rate. Our revenue retention rate is an important measure of our success in retaining and growing revenue from our managed security clients. To calculate our revenue retention rate for any period, we compare the monthly recurring revenue of our managed security client base at the beginning of the period, which we call our base recurring revenue, to the monthly recurring revenue from that same cohort of clients at the end of the period, which we call our retained recurring revenue. By dividing the retained recurring revenue by the base recurring revenue, we measure our success in retaining and growing revenue from the specific cohort of clients we served at the beginning of the period. Our calculation includes the positive revenue impacts of selling additional solutions to this cohort of clients and the negative revenue impacts of client attrition during the period. However, it does not include the positive impact on revenue from sales of solutions to any new clients we obtain during the period. Our revenue retention rate was 102% as of January 29, 2016, compared to 97% and 102% as of January 30, 2015 and January 31, 2014, respectively. Our revenue retention rates may decline or fluctuate in the future as a result of several factors, including client satisfaction with our solutions, the price of our solutions, the prices or availability of competing solutions and changing technologies, and consolidation within our client base.

Non-GAAP Financial Measures

Non-GAAP financial measures presented in this prospectus include non-GAAP revenue, non-GAAP gross margin, non-GAAP operating expenses, non-GAAP operating loss, non-GAAP net loss and adjusted EBITDA. See “Selected Condensed Financial Data—Non-GAAP Financial Measures” and “—Reconciliation of Non-GAAP Financial Measures” for information about our use of these non-GAAP financial measures, including our reasons for including the measures, material limitations with respect to the usefulness of the measures and a reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure.

Our Relationship with Dell and Denali

On February 8, 2011, we were acquired by Dell. On October 29, 2013, Dell Inc. completed a going-private transaction in which its public stockholders received cash for their shares of Dell Inc. common stock. Dell Inc. was acquired by Denali Holding Inc., a holding company formed for the purposes of the transaction, and Dell Inc. thereafter ceased to file reports with the SEC. As of April 1, 2016, the beneficial owners of Denali’s outstanding voting securities were Michael S. Dell, the Chairman, Chief Executive Officer and founder of Dell (64%), the Susan Lieberman Dell Separate Property Trust, a separate property trust for the benefit of Mr. Dell’s wife (6%), investment funds affiliated with Silver Lake, a global private equity firm (24%), MSDC Denali Investors, L.P. and MSDC Denali EIV, LLC, which are managed by MSD Partners, L.P., an investment firm that was formed by the principals of MSD Capital, L.P., the investment firm that exclusively manages the capital of Mr. Dell and his family (4%), and members of Dell’s management and other investors (2%).

Upon the completion of Dell Inc.’s going-private transaction, we guaranteed repayment of certain indebtedness incurred by Dell to finance the transaction and pledged substantially all of our assets to secure repayment of the indebtedness. In connection with this offering, our guarantees of Dell’s indebtedness and the pledge of our assets have been terminated, and we have ceased to be subject to the restrictions of the agreements governing the indebtedness. Following this offering, all of our shares of common stock held by Dell Marketing L.P., an indirect wholly-owned subsidiary of Dell Inc. and Denali, or by any other subsidiary of Denali that is a party to the debt agreements will be pledged to secure repayment of the foregoing indebtedness.

The financial statements included elsewhere in this prospectus and information included herein have been derived from the accounting records of Dell and us and include transactions with Dell as well as direct costs and allocations for indirect costs attributable to our operations. During the period after we became a Dell subsidiary, Dell has provided various corporate services to us in the ordinary course of our business, including finance, tax, human resources, legal, insurance, IT, procurement and facilities-related services. Dell also has provided us with the services of a number of its executives and employees. For the first two quarters of fiscal 2016, the costs of such services have been allocated to us based on the allocation method most relevant to the service provided, primarily based on relative percentage of total net sales, relative percentage of headcount or specific identification. Beginning in the third quarter of fiscal 2016, the costs of services provided to us by Dell were governed by a shared services agreement between us and Dell Inc. or its wholly-owned subsidiaries. The total amount of the allocations from Dell and the charges under the shared services agreement with Dell was $5.5 million and $3.0 million, respectively, for fiscal 2016. The total amount of the allocations from Dell was $7.2 million for fiscal 2015 and $5.1 million for fiscal 2014. The amount for fiscal 2016 includes $2.2 million of fees for professional services directly related to the legal proceeding discussed in “Notes to Financial Statements—Note 7—Commitments and Contingencies.” These cost allocations are reflected primarily within selling, general, and administrative expenses in our statements of operations. Management believes that the basis on which the expenses have been allocated is a reasonable reflection of the utilization of services provided to or the benefit received by us during the periods presented.

As a public company, we will assume responsibility for all of the corporate services Dell currently provides us, and we will incur additional costs. We anticipate that these costs will be higher than those historically allocated to us by Dell. In addition to these incremental costs related to corporate services, we expect to incur incremental costs related to compliance and other costs that would normally be incurred by a public company.

As a subsidiary of Dell, we have participated in various commercial arrangements with Dell, under which, for example, we provide information security solutions to third-party clients with which Dell has contracted to provide our solutions, procure hardware, software and services from Dell, and sell our solutions through Dell in the United States and some international jurisdictions. In connection with this offering, effective August 1, 2015, we entered into agreements with Dell that govern these commercial arrangements. The commercial agreements set the terms and conditions for transactions between Dell and us, while our shared services agreement with Dell sets the terms and conditions for certain administrative functions that continue to be provided by Dell. These agreements generally are effective for up to one to three years and include extension and cancellation options. To the extent that we choose to or are required to transition away from the corporate services currently provided by Dell, we may incur additional non-recurring transition costs to establish our own stand-alone corporate functions. For a description of the material terms of these agreements, see “Certain Relationships and Related Transactions—Operating and Other Agreements Between Dell or Denali and Us.”

Following this offering, we expect to institute compensation policies and programs as a public company, the expense for which may differ from compensation expensed in the historical financial statements. For a description of our compensation practices as a subsidiary of Dell and anticipated compensation practices following this offering, see “Executive Compensation.” In addition, we will become subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. We will incur additional costs relating to internal audit, investor relations and stock administration, as well as other regulatory compliance costs.

As a result of the matters discussed above, our historical financial statements and the related financial information presented in this management’s discussion and analysis do not purport to reflect what our results of operations, financial position or cash flows would have been if we had operated as a stand-alone public company during the periods presented. The accompanying statements of financial position and the notes to our financial statements included elsewhere in this prospectus have been derived from the accounting records of Dell and us, and required the use of estimates and assumptions. Effective August 1, 2015, assets and liabilities supporting our business were contributed by Dell to us where necessary. As our historical statements of financial position reflect parent company equity, they will not be comparable to the opening balance sheet of the stand-alone public company after this offering. For a description of the basis of presentation and an understanding of the limitations of the financial statements, see “Notes to Financial Statements—Note 1—Description of the Business and Basis of Presentation.”

Recognition of Dell’s Going-Private Transaction

As discussed above, on October 29, 2013, our indirect parent company, Dell Inc., was acquired by Denali Holding Inc. in a merger transaction, which we refer to as Dell’s going-private transaction. This transaction was recorded using the acquisition method of accounting in accordance with the accounting guidance for business combinations. This guidance prescribes that the purchase price be allocated to assets acquired and liabilities assumed based on the estimated fair value of such assets and liabilities on the date of the transaction. For the purposes of the financial statements appearing in this prospectus, we elected to utilize pushdown accounting for this transaction, and, therefore, all of our assets and liabilities were accounted for and recognized at fair value as of the transaction date. Accordingly, the period prior to October 29, 2013 reflects our financial position, results of operations and changes in financial position prior to the going-private transaction, referred to as the predecessor period (with the entity during such period referred to as the predecessor entity), and the periods beginning on October 29, 2013 reflect our financial position, results of operations and changes in financial position subsequent to the going-private transaction, referred to as the successor periods (with the entity during such periods referred to as the successor entity). Included in the results for the successor periods are the impact of purchase accounting adjustments, primarily related to deferred revenue, and an increase in amortization expense for intangible assets. Included in the results for the predecessor period are the impact of purchase accounting adjustments related to deferred revenue and an increase in amortization expense for intangible assets recognized in connection with Dell’s acquisition of SecureWorks in fiscal 2012.

The following tables provide unaudited pro forma results of operations for the fiscal year ended January 31, 2014 as if Dell’s going-private transaction had occurred at the beginning of the fiscal year ended January 31, 2014. The fair value adjustments related to the deferred revenue and intangible assets are the only items impacting comparability between the 2014 predecessor and successor periods.

	As Reported
	Successor	Predecessor	Subtotal	Adjustments		Pro Forma
	October 29, 2013 through January 31, 2014	February 2, 2013 through October 28, 2013	Fiscal Year Ended January 31, 2014	Going-Private Transaction		Fiscal Year Ended January 31, 2014
	(in thousands)
Net revenue	$54,350	$151,480	$205,830	$(6,422	) (1)	$199,408
Cost of net revenue	30,799	82,408	113,207	2,942	(2)	116,149

Gross margin	23,551	69,072	92,623	(9,364)		83,259

Selling, general and administrative	34,480	99,398	133,878	688	(2)	134,566
Research and development	6,787	20,206	26,993	—		26,993

Total operating expenses	41,267	119,604	160,871	688		161,559

Operating loss	(17,716)	(50,532)	(68,248)	(10,052)		(78,300)
Interest and other, net	(85)	(90)	(175)	—		(175)

Loss before income taxes	(17,801)	(50,622)	(68,423)	(10,052)		(78,475)
Income tax benefit	(6,026)	(17,882)	(23,908)	(3,518	) (3)	(27,426)

Net loss	$(11,775)	$(32,740)	$(44,515)	$(6,534)		$(51,049)

(1)	This adjustment, which reduces revenue, reflects amortization of the fair value adjustment to reduce deferred revenue. We recognized this adjustment in connection with Dell’s going-private transaction.
(2)	These adjustments reflect an incremental increase in amortization expense for intangible assets recognized in connection with Dell’s going-private transaction. As a result of this transaction, we recognized $325 million in definite-lived intangible assets, which are being amortized over a weighted average useful life of 11.7 years.
(3)	This adjustment reflects the tax impact of the pro forma adjustments discussed above.

As discussed in “Selected Condensed Financial Data—Non-GAAP Financial Measures,” our management excludes purchase accounting adjustments and amortization of intangible assets when analyzing our operating results, as we do not believe these adjustments reflect the underlying operations of the business. Therefore, for purposes of the discussion in this management’s discussion and analysis, we have presented our fiscal 2014 results of operations without giving effect to the pro forma adjustments discussed above to be consistent with the manner in which we address our fiscal 2015 results of operations.

Basis of Presentation

As the following discussion compares our operating results for fiscal 2016 to fiscal 2015 and for fiscal 2015 to fiscal 2014, we have presented the operating results for the successor period ended January 31, 2014 and the predecessor period ended October 28, 2013 as results of one combined entity. Although the predecessor and successor periods within the year ended January 31, 2014 are not directly comparable due to the associated effects of the going-private transaction, including additional amortization expense and fair value adjustments, we believe the presentation of a 12-month period is more meaningful and provides more useful information.

During the fourth quarter of fiscal 2016, we revised our balance sheet as of January 30, 2015 and our statements of parent company equity and stockholder’s equity as of and for the periods ended January 30, 2015, January 31, 2014 and October 29, 2013 as a result of the correction of an error related to deferred taxes caused by basis differences for deferred revenue, and to other balance sheet carve-out errors related to accrued and other liabilities. These errors resulted from the use of incorrect tax bases or the elimination of certain balances in consolidation, both of which impacted only goodwill or net parent investment and had no impact on our statements of operations or statements of cash flows for any prior period. See “Notes to Financial Statements—Note 6—Income and Other Taxes” for more information about the effect of the deferred tax changes on our tax disclosures.

Out-of-Period Adjustments

The audited financial statements presented for the fiscal year ended January 29, 2016 include adjustments to correct errors related to the period ended January 30, 2015. For the fiscal year ended January 29, 2016, the out-of-period adjustments decreased loss before taxes and net loss by approximately $3.7 million and $2.4 million, respectively. The out-of-period adjustments primarily relate to the timing of services revenue recognition, cost of sales of hardware equipment sold but not expensed, and compensation expense from the previous year not recorded. Because these errors, both individually and in the aggregate, were not material to any of the prior periods’ financial statements, and because the impact of correcting these errors in the current period is not material to the audited financial statements included in this prospectus, we recorded the correction of these errors in our financial statements for fiscal 2016.

Components of Results of Operations

Revenue

Our mission is to secure our clients by providing exceptional intelligence-driven information security solutions. To accomplish our mission objective, we offer managed security solutions and threat intelligence solutions, which are sold on a subscription basis, and various professional services, including security and risk consulting and incident response solutions. Our managed security clients purchase solutions pursuant to subscription contracts with initial terms that typically range from one to three years and, as of January 29, 2016, averaged two years in duration. Revenue related to these contracts is recognized ratably over the terms of the contract. Professional services clients typically purchase solutions pursuant to customized contracts that are shorter in duration. In general, these contracts have terms of less than one year. Revenue related to these contracts is recognized as services are performed.

Over all of the periods presented, our pricing strategy for our various offerings was relatively consistent, and accordingly did not significantly affect our revenue growth. Because we operate in a competitive environment, however, we may adjust our pricing to support our strategic initiatives.

Gross Margin

We operate in a challenging business environment, where the complexity as well as the number of cyber attacks are constantly increasing. Accordingly, initiatives to drive the efficiency of our Counter Threat Platform and the continued training and development of our employees are critical to our long-term success. Gross margin has been and will continue to be affected by the above factors as well as others, including the mix of solutions sold, the mix between large and small clients, timing of revenue recognition and the extent to which we expand our counter threat operations centers.

Cost of revenue consists primarily of personnel expenses, including salaries, benefits and performance-based compensation for employees who maintain our Counter Threat Platform and provide solutions to our clients, as well as perform other critical functions. Other expenses include depreciation of equipment and costs associated with hardware provided to clients as part of their subscription services, amortization of technology licensing fees, fees paid to contractors who supplement or support our solutions, maintenance fees and overhead allocations. As our business grows, the cost of revenue associated with our solutions may expand or fluctuate.

We operate in a high-growth industry, and we have experienced significant revenue growth since our inception. Accordingly, we expect our revenue to increase at a higher rate than cost of revenue, which will increase our gross margin in absolute dollars. As we balance revenue growth with initiatives to drive the efficiency of our business, however, gross margin as a percentage of total revenue may fluctuate from period to period.

Operating Costs and Expenses

Our operating costs and expenses consist of selling, general and administrative expenses and research and development expenses.

•	Selling, General, and Administrative, or SG&A, Expenses. Sales and marketing expense includes wages and benefits, sales commissions and related expenses for our sales and marketing personnel, travel and entertainment, marketing programs (including lead generation), client advocacy events, and other brand-building expenses, as well as allocated overhead. General and administrative expense includes primarily the costs of human resources and recruiting, finance and accounting, legal support, management information systems and information security systems, facilities management, corporate development and other administrative functions. As we continue to grow our business, both domestically and internationally, we will invest in our sales capability, which will increase our SG&A expenses in absolute dollars. In addition, we expect to incur additional costs as we increase our general and administrative functions to support stand-alone public company requirements.

•	Research and Development, or R&D, Expenses. Research and development expenses include compensation and related expenses for the continued development of our solutions, including a portion of expenses related to our threat research team, which focuses on the identification of system vulnerabilities, data forensics and malware analysis. R&D expenses also encompass expenses related to the development of prototypes of new solutions and allocated overhead. We operate in a competitive and highly technical industry. Therefore, to maintain and extend our technology leadership, we intend to continue to invest in our research and development efforts by hiring more research and development personnel to enhance our existing security solutions and to add complementary solutions.

Interest and Other, Net

Interest and other, net consists primarily of the effect of exchange rates on our foreign currency-denominated asset and liability balances and interest income earned on our cash and cash equivalents. All translation adjustments are recorded as foreign currency gains (losses) in the statements of operations. To date, we have had minimal interest income.

Income Tax Expense (Benefit)

Our effective tax rate was 35.7%, 37.1%, and 34.9% for fiscal 2016, fiscal 2015 and fiscal 2014, respectively. The decrease in our effective tax rate from fiscal 2015 to fiscal 2016 was attributable to additional valuation allowances against state net operating loss carryforwards. The differences between our effective tax rate and the U.S. federal statutory rate of 35% resulted principally from the effect of state income taxes, which was offset in part by the geographical distribution of taxable income, as our foreign earnings generally are taxed at lower rates than in the United States. For the historical periods presented, we filed a U.S. federal return on a consolidated basis with Dell. Following the completion of this offering, we expect to continue filing a consolidated U.S. federal return with Dell until such time (if any) as we are deconsolidated for tax purposes with respect to the Dell consolidated group. According to the terms of the tax matters agreement between Denali and us which went into effect on August 1, 2015, Denali will reimburse us for any amounts by which our tax assets reduce the amount of tax liability owed by the Dell group on an unconsolidated basis. For information about the tax matters agreement, see “Certain Relationships and Related Transactions—Operating and Other Agreements Between Dell or Denali and Us — Tax Matters Agreement.” For a further discussion of income tax matters, see “Notes to Financial Statements—Note 6—Income and Other Taxes.”

Results of Operations

Fiscal 2016 Compared to Fiscal 2015

The following table summarizes our key performance indicators for fiscal 2016 and fiscal 2015.

	Fiscal Year Ended
	January 29, 2016			January 30, 2015
	Dollars	% of Revenue	% Change	Dollars	% of Revenue
	(in thousands, except percentages)
Net revenue	$339,522	100.0%	30%	$262,130	100.0%
Cost of revenue	$183,809	54.1%	27%	$144,846	55.3%
Total gross margin	$155,713	45.9%	33%	$117,284	44.7%
Operating expenses	$261,721	77.1%	47%	$178,377	68.0%
Operating loss	$(106,008)	(31.2)%	(74)%	$(61,093)	(23.3)%
Net loss	$(72,381)	(21.3)%	(88)%	$(38,490)	(14.7)%

Other Financial Information (1)
Non-GAAP revenue	$342,291	100.0%	25%	$274,871	100.0%
Non-GAAP gross margin	$177,153	51.8%	23%	$143,829	52.3%
Non-GAAP operating expenses	$237,228	69.3%	47%	$161,293	58.7%
Non-GAAP operating loss	$(60,075)	(17.6)%	(244)%	$(17,464)	(6.4)%
Non-GAAP net loss	$(43,644)	(12.8)%	(285)%	$(11,350)	(4.1)%
Adjusted EBITDA	$(47,974)	(14.0)%	(681)%	$(6,142)	(2.2)%

(1)	See “Selected Condensed Financial Data—Non-GAAP Financial Measures” and “—Reconciliation of Non-GAAP Financial Measures” for more information about these non-GAAP financial measures, including our reasons for including the measures, material limitations with respect to the usefulness of the measures, and a reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure. Non-GAAP financial measures as a percentage of revenue are calculated based on non-GAAP revenue.

Revenue

During fiscal 2016, net revenue, which we refer to as revenue, increased 30% and 25% on a GAAP and non-GAAP basis, respectively. Overall, these increases resulted primarily from an increase in revenue from subscription-based solutions, as revenue attributable to these solutions increased $64.7 million on a GAAP basis and $54.7 million on a non-GAAP basis during fiscal 2016. The number of clients subscribing to such solutions grew approximately 11%, while existing clients continued to increase their purchases of our solutions. In addition, revenue from our professional services offerings increased $12.7 million on both a GAAP and non-GAAP basis during fiscal 2016. Beginning in the third quarter of fiscal 2016, after the effective date of our commercial agreements with Dell, we began recognizing revenues for certain services provided to or on behalf of Dell in lieu of the prior cost recovery arrangement. Such services totaled approximately $7.5 million during fiscal 2016. For more information regarding the commercial agreements, see “Notes to Financial Statements—Note 11—Related Party Transactions.”

Revenue on a GAAP basis includes purchase accounting adjustments related to deferred revenue for Dell’s going-private transaction. The purchase accounting adjustments totaled $2.8 million for fiscal 2016 and $12.7 million for fiscal 2015. Prices for our information security solutions were relatively consistent during the current year, and accordingly the impact of pricing changes did not significantly affect our revenue growth in fiscal 2016.

We primarily generate revenue from sales in the United States. However, during fiscal 2016, revenue on a GAAP basis from sales to clients located outside the United States increased 30% to $41.2 million. Currently, our international clients are primarily located in Europe and Canada. We are focused on continuing to grow our international client base in future periods.

Gross Margin

During fiscal 2016, our total gross margin in dollars increased 33% to $155.7 million on a GAAP basis and increased 23% to $177.2 million on a non-GAAP basis. The increases were attributable to an increase in revenue during the period.

During fiscal 2016, gross margin percentage increased 120 basis points to 45.9% on a GAAP basis. The increase in GAAP gross margin percentage was primarily driven by lower purchase accounting adjustments in fiscal 2016 compared to fiscal 2015. During the current year, gross margin percentage on a non-GAAP basis was 51.8%, which was effectively unchanged from fiscal 2015.

Gross margin on a GAAP basis for fiscal 2016 and fiscal 2015 includes $16.6 million and $26.5 million, respectively, in amortization of intangibles and purchase accounting adjustments, primarily related to deferred revenue. In addition, gross margin for fiscal 2016 includes $4.9 million related to the settlement of a legal proceeding. For information regarding the proceeding, see “Notes to Financial Statements—Note 7—Commitments and Contingencies.” For more information regarding our non-GAAP adjustments, see “Selected Condensed Financial Data—Non-GAAP Financial Measures.”

Operating Expenses

The following table presents information regarding our operating expenses during the periods presented.

	Fiscal Year Ended
	January 29, 2016			January 30, 2015
	Dollars	% of Revenue	% Change	Dollars	% of Revenue
	(in thousands, except percentages)
Operating expenses:
Selling, general, and administrative	$211,974	62.4%	44.9%	$146,324	55.8%
Research and development	49,747	14.7%	55.2%	32,053	12.2%

Total operating expenses	$261,721	77.1%	46.7%	$178,377	68.0%

Other Financial Information
Non-GAAP operating expenses (l)	$237,228	69.3%	47.1%	$161,293	58.7%

(1)	See “Selected Condensed Financial Data—Reconciliation of Non-GAAP Financial Measures” for a reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure.

•

Selling, General, and Administrative. During fiscal 2016, SG&A expenses increased 45% on both a GAAP and non-GAAP basis. Overall, this increase was attributable to an increase in compensation-related expenses, as we continued to invest in sales and support personnel and to establish administrative functions in preparing to operate on a stand-alone basis. As a percentage of revenue, SG&A expenses on both a

GAAP and non-GAAP basis increased during fiscal 2016, as investments we make in sales and support personnel occur before we realize the expected benefit of these investments in the form of increased revenue.

For fiscal 2016 and fiscal 2015, SG&A expenses on a GAAP basis included $15.6 million and $17.1 million, respectively, in amortization of intangible assets and purchase accounting adjustments. In addition, SG&A expenses on a GAAP basis for fiscal 2016 included $8.9 million in costs incurred in connection with this offering.

•	Research and Development. During fiscal 2016, R&D expenses increased 55% on both a GAAP and non-GAAP basis, primarily due to costs incurred in augmenting our R&D staff during the periods. As a percentage of revenue, R&D expenses increased during fiscal 2016 as we continued to invest in this area.

Total operating expenses for fiscal 2016 increased 47% to $261.7 million and 47% to $237.2 million on a GAAP and a non-GAAP basis, respectively. Operating expenses on a GAAP basis include the effects of amortization of intangible assets and purchase accounting adjustments, primarily related to fair value adjustments on property and equipment, and costs incurred in connection with this offering.

Operating Loss

During fiscal 2016, we generated a GAAP operating loss of $106.0 million, representing an operating loss percentage of 31.2%. In comparison, during fiscal 2015, we generated a GAAP operating loss of $61.1 million, which represented an operating loss percentage of 23.3%. On a non-GAAP basis, during fiscal 2016, we generated an operating loss of $60.1 million, representing an operating loss percentage of 17.6%. In comparison, during fiscal 2015, we generated a non-GAAP operating loss of $17.5 million, which represented an operating loss percentage of 6.4%.

Overall, these increases in both GAAP and non-GAAP operating loss were driven by increases in operating expenses, as we continue to invest in our business by adding sales, support, and research and development personnel and to establish administrative functions in preparing to operate on a stand-alone basis. The effect of higher operating expenses was partially offset by an increase in revenue. As a percentage of total revenue, the increases in both GAAP and non-GAAP operating loss during fiscal 2016 were largely attributable to increases in operating expense percentages, as we made strategic investments in the business, the benefits of which we expect to realize over time in the form of increased revenue.

Operating loss on a GAAP basis for fiscal 2016 and fiscal 2015 includes $32.1 million and $43.6 million, respectively, in amortization of intangibles and purchase accounting adjustments. In addition, for fiscal 2016, operating loss on a GAAP basis included $4.9 million for amounts accrued related to the settlement of a legal proceeding and $8.9 million in offering-related costs. For information regarding the proceeding, see “Notes to Financial Statements—Note 7—Commitments and Contingencies.” For more information regarding our non-GAAP adjustments, see “Selected Condensed Financial Data—Non-GAAP Financial Measures.”

Interest and Other, net

During fiscal 2016, we issued convertible notes that are accounted for at fair value. Changes to fair value, which are recognized through earnings, totaled approximately $5.5 million during the fiscal year. No convertible notes were outstanding during fiscal 2015.

Net Loss

During fiscal 2016, our net loss on a GAAP basis increased 88% to $72.4 million, compared to a net loss of $38.5 million for fiscal 2015. Excluding the impact of purchase accounting adjustments and amortization of intangible assets, net loss on a non-GAAP basis during fiscal 2016 increased 285% to a net loss of $43.6 million, compared to a net loss of $11.4 million for fiscal 2015. Overall, these increases were attributable to increases in operating losses.

Fiscal 2015 Compared to Fiscal 2014

The following table compares our key performance indicators for fiscal 2015 to those for fiscal 2014. For comparative purposes, we have combined the fiscal 2014 operating results for the predecessor and successor periods.

	Fiscal Year Ended
	Successor			Combined
	January 30, 2015			January 31, 2014
	Dollars	% of Revenue	% Change	Dollars	% of Revenue
	(in thousands, except percentages)
Net revenue	$262,130	100.0%	27%	$205,830	100.0%
Cost of revenue	$144,846	55.3%	28%	$113,207	55.0%
Total gross margin	$117,284	44.7%	27%	$92,623	45.0%
Operating expenses	$178,377	68.0%	11%	$160,871	78.2%
Operating loss	$(61,093)	(23.3)%	10%	$(68,248)	(33.2)%
Net loss	$(38,490)	(14.7)%	14%	$(44,515)	(21.6)%
Other Financial Information (1)
Non-GAAP revenue	$274,871	100.0%	27%	$216,190	100.0%
Non-GAAP gross margin	$143,829	52.3%	26%	$114,113	52.8%
Non-GAAP operating expenses	$161,293	58.7%	11%	$145,162	67.1%
Non-GAAP operating loss	$(17,464)	(6.4)%	44%	$(31,049)	(14.4)%
Non-GAAP net loss	$(11,350)	(4.1)%	47%	$(21,483)	(9.9)%
Adjusted EBITDA	$(6,142)	(2.2)%	62%	$(16,141)	(7.5)%

(1)	See “Selected Condensed Financial Data—Reconciliation of Non-GAAP Financial Measures” for a reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure.

Revenue

During fiscal 2015, revenue on both a GAAP and non-GAAP basis increased 27%. Overall, the increases were primarily attributable to an increase in revenue from subscription-based solutions, as revenue attributable to these solutions increased $36.9 million and $39.3 million on a GAAP and non-GAAP basis, respectively. In addition, during fiscal 2015, revenue from our professional services offerings increased $19.4 million on both a GAAP and non-GAAP basis. Revenue on a GAAP basis for fiscal 2015 and fiscal 2014 includes $12.7 million and $10.4 million, respectively, in purchase accounting adjustments related to deferred revenue for Dell’s going-private transaction in the third quarter of fiscal 2014 as well as for the acquisition of our company by Dell in fiscal 2012. During fiscal 2015, prices for our information security solutions were relatively consistent and, accordingly, the impact of pricing changes did not significantly affect our revenue growth for the period. We experienced a higher mix of professional services revenue to subscription-based solutions revenue in fiscal 2015, as we have broadened our professional services portfolio to meet our clients’ security needs.

We generate revenue primarily from sales in the United States. However, during fiscal 2015, revenue on a GAAP basis from sales to clients located outside the United States increased 26% to $31.8 million.

Gross Margin

During fiscal 2015, our total gross margin in dollars increased 27% to $117.3 million on a GAAP basis and increased 26% to $143.8 million on a non-GAAP basis. These increases were attributable to an increase in revenue during the period. As a percentage of revenue, during fiscal 2015, gross margin percentage on a GAAP and non-GAAP basis decreased 30 basis points and 50 basis points to 44.7% and 52.3%, respectively. During fiscal 2015, gross margin percentage benefited from certain operational efficiencies, including greater automation of our Counter Threat Platform and productivity improvements in our workforce, as we enhanced training programs. Accordingly, personnel costs as a percentage of revenue declined. The benefit gained in gross margin percentage as a result of these efficiencies was offset by a shift in revenue mix to our professional services offerings, which in general have lower margins than our subscription-based solutions. Gross margin on a GAAP basis for fiscal 2015 and fiscal 2014 includes $26.5 million and $21.5 million, respectively, in amortization of intangibles and purchase accounting adjustments, primarily related to deferred revenue.

Operating Expenses

The following table presents information regarding our operating expenses during each of the last two fiscal years. For comparative purposes, we have combined the fiscal 2014 operating results for the predecessor and successor periods.

	Fiscal Year Ended
	Successor			Combined
	January 30, 2015			January 31, 2014
	Dollars	% of Revenue	% Change	Dollars	% of Revenue
	(in thousands, except percentages)
Operating expenses:
Selling, general, and administrative	$146,324	55.8%	9%	$133,878	65.1%
Research and development	32,053	12.2%	19%	26,993	13.1%

Total operating expenses	$178,377	68.0%	11%	$160,871	78.2%

Other Financial Information
Non-GAAP operating expenses (1)	$161,293	58.7%	11%	$145,162	67.1%

(1)	See “Selected Condensed Financial Data—Reconciliation of Non-GAAP Financial Measures” for a reconciliation of non-GAAP operating expenses to GAAP operating expenses.

•	Selling, General, and Administrative Expenses. During fiscal 2015, SG&A expenses increased 9% on both a GAAP and non-GAAP basis. These increases were attributable to a 22% increase in sales expense on both a GAAP and non-GAAP basis, as our sales headcount increased 25% during the period. SG&A expenses were effectively unchanged on a GAAP basis and declined 2% on a non-GAAP basis during fiscal 2015. As a percentage of revenue, SG&A expenses declined during the period, as revenue increased at a greater rate than such expenses. For fiscal 2015 and fiscal 2014, SG&A expenses on a GAAP basis include $17.1 million and $15.7 million in amortization of intangible assets and purchase accounting adjustments, respectively.

•	Research and Development Expenses. During fiscal 2015, R&D expenses increased 19%, primarily due to a 22% increase in R&D staff during the year. As a percentage of revenue, R&D expenses declined during the period, as revenue increased at a greater rate than such expenses.

Total operating expenses for fiscal 2015 increased 11% on both a GAAP and non-GAAP basis. Operating expenses on a GAAP basis totaled $178.4 million and operating expenses on a non-GAAP basis totaled $161.3 million. Operating expenses on a GAAP basis for fiscal 2015 and fiscal 2014 include the effects of amortization of intangible assets and purchase accounting adjustments related to fair value adjustments on property and equipment.

Operating Loss

During fiscal 2015, we generated a GAAP operating loss of $61.1 million, representing an operating loss percentage of 23.3%. In comparison, during fiscal 2014, we generated a GAAP operating loss of $68.2 million, representing an operating loss percentage of 33.2%. On a non-GAAP basis, during fiscal 2015, we generated an operating loss of $17.5 million, representing an operating loss percentage of 6.4%, compared to a non-GAAP operating loss of $31.0 million for fiscal 2014, representing an operating loss percentage of 14.4%. From a dollars perspective, the decreases in GAAP and non-GAAP operating loss were attributable to an increase in revenue, the effect of which was largely offset by the increase in operating expenses. From a percentage perspective, the improvement in GAAP and non-GAAP operating loss percentage during fiscal 2015 was largely driven by an improvement in operating expense percentages, as revenue increased at a greater rate than operating expenses.

Operating loss on a GAAP basis for fiscal 2015 and fiscal 2014 includes $43.6 million and $37.2 million, respectively, in amortization of intangibles and purchase accounting adjustments.

Net Loss

During fiscal 2015, our net loss on a GAAP basis decreased 14% to $38.5 million, compared to a net loss of $44.5 million for fiscal 2014. Excluding the impact of purchase accounting adjustments and amortization of intangible assets, net loss on a non-GAAP basis during fiscal 2015 decreased 47% to $11.4 million, compared to a net loss of $21.5 million for fiscal 2014. Overall, the lower net loss was attributable to a reduction in our operating loss.

Quarterly Results of Operations

The following table presents selected unaudited quarterly GAAP and non-GAAP results of operations for the eight fiscal quarters ended January 29, 2016. Information about the results of operations for each of these quarters has been prepared on the same basis as our audited financial statements included elsewhere in this prospectus.

The quarterly results of operations presented below should be read in conjunction with our audited financial statements and accompanying notes included elsewhere in this prospectus. Our quarterly results of operations may not be indicative of our future performance and do not necessarily reflect what our results of operations would have been if we had operated as a stand-alone public company during the periods presented. See “Selected Condensed Financial Data—Non-GAAP Financial Measures” for information about our use of the non-GAAP financial measures presented below, including our reasons for including the measures, and material limitations with respect to the usefulness of the measures.

	Three Months Ended
	Successor
	January 29, 2016	October 30, 2015	July 31, 2015	May 1, 2015	January 30, 2015	October 31, 2014	August 1, 2014	May 2, 2014
	(in thousands)
GAAP revenue	$94,081	$88,187	$79,855	$77,399	$71,412	$66,775	$63,305	$60,638
Impact of purchase accounting	692	692	693	692	3,185	3,185	3,186	3,185

Non-GAAP revenue	$94,773	$88,879	$80,548	$78,091	$74,597	$69,960	$66,491	$63,823

GAAP gross margin	$44,450	$42,722	$35,138	$33,403	$32,092	$30,827	$27,355	$27,010
Amortization of intangibles	3,410	3,410	3,410	3,410	3,411	3,410	3,411	3,410
Impact of purchase accounting	733	733	733	733	3,225	3,226	3,226	3,226
Other	—	—	1,868	3,000	—	—	—	—

Non-GAAP gross margin	$48,593	$46,865	$41,149	$40,546	$38,728	$37,463	$33,992	$33,646

GAAP operating expenses (1)	$66,934	$67,567	$67,487	$59,733	$46,416	$44,817	$43,516	$43,628
Amortization of intangibles	(3,524)	(3,524)	(3,570)	(4,042)	(4,042)	(4,042)	(4,042)	(4,042)
Impact of purchase accounting	(229)	(229)	(229)	(229)	(229)	(229)	(229)	(229)
Other	(535)	(1,847)	(3,446)	(3,089)	—	—	—	—

Non-GAAP operating expenses (2)	$62,646	$61,967	$60,242	$52,373	$42,145	$40,546	$39,245	$39,357

GAAP operating loss	$(22,484)	$(24,845)	$(32,349)	$(26,330)	$(14,324)	$(13,990)	$(16,161)	$(16,618)
Amortization of intangibles	6,933	6,934	6,980	7,452	7,453	7,452	7,453	7,452
Impact of purchase accounting	962	962	962	962	3,454	3,455	3,455	3,455
Other	536	1,847	5,314	6,089	—	—	—	—

Non-GAAP operating loss	$(14,053)	$(15,102)	$(19,093)	$(11,827)	$(3,417)	$(3,083)	$(5,253)	$(5,711)

GAAP net loss	$(14,899)	$(18,528)	$(21,124)	$(17,830)	$(8,966)	$(8,762)	$(10,247)	$(10,515)
Amortization of intangibles	6,933	6,934	6,980	7,452	7,453	7,452	7,453	7,452
Impact of purchase accounting	962	962	962	962	3,454	3,455	3,455	3,455
Other	536	1,847	5,314	6,089	—	—	—	—
Aggregate adjustment for income taxes	(2,854)	(3,727)	(5,069)	(5,546)	(4,122)	(4,122)	(4,227)	(4,018)

Non-GAAP net loss	$(9,322)	$(12,512)	$(12,937)	$(8,873)	$(2,181)	$(1,977)	$(3,566)	$(3,626)

GAAP net loss	$(14,899)	$(18,528)	$(21,124)	$(17,830)	$(8,966)	$(8,762)	$(10,247)	$(10,515)
Interest and other, net	330	5,724	(303)	818	(59)	(51)	141	111
Income tax benefit	(7,915)	(12,041)	(10,922)	(9,318)	(5,299)	(5,177)	(6,055)	(6,214)
Depreciation and amortization	9,934	9,982	10,145	10,577	10,536	10,306	10,208	10,375
Stock-based compensation expense	213	214	214	200	205	197	195	188
Impact of purchase accounting	692	692	693	692	3,185	3,185	3,186	3,185
Other	536	1,847	5,314	6,089	—	—	—	—

Adjusted EBITDA	$(11,109)	$(12,110)	$(15,983)	$(8,772)	$(398)	$(302)	$(2,572)	$(2,870)

(1)	Includes selling, general, and administrative expenses of $53.9 million, $55.3 million, $54.8 million, $47.9 million, $37.0 million, $36.5 million, $35.7 million and $37.1 million, respectively.
(2)	Includes selling, general, and administrative expenses of $49.6 million, $49.7 million, $47.6 million, $40.5 million, $32.8 million, $32.3 million, $31.4 million and $32.8 million, respectively.

Liquidity, Capital Commitments and Contractual Cash Obligations

Overview

Following this offering, our capital structure and sources of liquidity will change significantly from our historical capital structure as described below. Before the completion of this offering, we have operated as a wholly-owned subsidiary of Dell Inc. We believe that our cash on hand, which includes the proceeds from the sale of the convertible notes discussed below, our accounts receivable, a $10 million capital contribution by Dell in March 2016, and the estimated net proceeds from this offering will provide us with sufficient liquidity to fund our business and meet our obligations for at least 12 months. Dell made the capital contribution because of uncertainty regarding the timing of this offering and our receipt of the offering proceeds. Our future capital requirements will depend on many factors, including our rate of revenue growth, the rate of expansion of our workforce, the timing and extent of our expansion into new markets, the timing of introductions of new functionality and enhancements to our solutions, potential acquisitions of complementary businesses and technologies, and the continuing market acceptance of our solutions. We may need to raise additional capital or incur indebtedness to continue to fund our operations in the future or to fund our needs for less predictable strategic initiatives, such as acquisitions. In addition to our existing $30 million revolving credit facility from Dell, sources of financing may include arrangements with unaffiliated third parties, depending on the availability of capital, the cost of funds and lender collateral requirements.

Selected Measures of Liquidity and Capital Resources

Certain relevant measures of our liquidity and capital resources are as follows:

	January 29, 2016	January 30, 2015
	(in thousands)
Cash and cash equivalents	$ 33,422	$6,669
Accounts receivable, net	$116,357	$70,907

At January 29, 2016, our principal sources of liquidity consisted of cash and cash equivalents of $33.4 million and accounts receivable of $116.4 million. Our cash and cash equivalents balance for the fiscal years presented is impacted by cash payments and receipts from Dell.

We invoice our clients based on a variety of billing schedules. In general, we bill approximately 45% of our recurring revenue in advance and approximately 55% on either a monthly or quarterly basis. Invoiced accounts receivable are usually collected over a period of 30 to 90 days. As of January 29, 2016, our accounts receivable, net was $116.4 million, compared to $70.9 million as of January 30, 2015. The increase in accounts receivable, net was due primarily to an increase in revenue, longer payment terms as we continue to add large enterprise and international clients, and the timing of billings during the period. We regularly monitor our accounts receivable for collectability, particularly in markets where economic conditions remain uncertain. As of January 29, 2016 and January 30, 2015, the allowance for doubtful accounts was $4.5 million and $1.1 million, respectively. The increase in the allowance for doubtful accounts was attributable to growth in international revenues and the resulting impact of longer-aged international receivables. Based on our assessment, we believe we are adequately reserved for expected credit losses. We monitor the aging of our accounts receivable and continue to take actions to reduce our exposure to credit losses.

Revolving Credit Facility

On November 2, 2015, SecureWorks, Inc., our wholly-owned subsidiary, entered into a revolving credit agreement with a wholly-owned subsidiary of Dell Inc. under which we have obtained a one-year $30 million senior unsecured revolving credit facility. Under the facility, up to $30 million principal amount of borrowings may be outstanding at any time. The maximum amount of borrowings may be increased by up to an additional $30 million by mutual agreement. The proceeds from loans made under the facility will be used for general corporate purposes. The facility will first be available for borrowings on the date on which we and the underwriters for this offering enter into an underwriting agreement establishing the price of our Class A common stock to be sold in the offering. The facility is not guaranteed by us or any of our subsidiaries.

Each loan made under the revolving credit facility will accrue interest at an annual rate equal to the applicable London interbank offered rate plus 1.60%. Amounts under the facility may be borrowed, repaid and reborrowed from time to time during the term of the facility. We will be required to repay in full all of the loans outstanding, including all accrued interest, and the facility will terminate upon a change of control of us or following a transaction in which SecureWorks, Inc. ceases to be a direct or indirect wholly-owned subsidiary of our company. The credit agreement contains customary representations, warranties and events of default.

Cash Flows

Our statements of cash flows for the following periods were derived from the accounting records of Dell and us. Through the second quarter of fiscal 2016, Dell funded our operating and investing activities as needed and transferred our excess cash at its discretion. These cash transfers are reflected as a component of stockholder’s equity for the successor periods and net parent investment in the predecessor period within the statements of financial position, and, accordingly, are classified as a change in cash from financing activities in our statements of cash flows.

As of January 29, 2016 and January 30, 2015, accrued and other liabilities was $60.4 million and $24.4 million, respectively. This increase was primarily driven by the timing of cash transfers from Dell as we prepare to become a stand-alone public company. The increase also was attributable to additional compensation-related accruals as we continued to make investments in our headcount.

Because we did not manage working capital independently from Dell for the past three fiscal years, the following summary of our statements of cash flows does not purport to reflect what our cash flows would have been if we had operated as a stand-alone public company during the periods presented. In the table below, we have combined the fiscal 2014 operating results for the predecessor and successor periods for comparative purposes.

	Fiscal Year Ended
	Successor (Consolidated)	Successor (Consolidated)	Combined
	January 29, 2016	January 30, 2015	January 31, 2014
	(in thousands)
Net change in cash provided by (used in):
Operating activities	$(9,843)	$2,232	$(8,609)
Investing activities	(9,023)	(9,542)	(6,201)
Financing activities	45,619	11,553	11,171

Change in cash and cash equivalents	$26,753	$4,243	$(3,639)

•	Operating Activities. Cash used in operating activities totaled $9.8 million during fiscal 2016, compared to cash generated from operating activities of $2.2 million during fiscal 2015 and cash used in operating activities of $8.6 million during fiscal 2014. The decline in operating cash flows in fiscal 2016 from fiscal 2015 was primarily attributable to a greater net loss during fiscal 2016, adjusted for non-cash items. The improvement in operating cash flows in fiscal 2015 over fiscal 2014 was primarily attributable to an improvement in net loss and, to a lesser extent, an increase in non-cash expenses such as depreciation, amortization and overhead allocations.

•

Investing Activities. Cash used in investing activities totaled $9.0 million, $9.5 million and $6.2 million during fiscal 2016, fiscal 2015 and fiscal 2014, respectively. For the periods presented, investing activities consisted of capital expenditures for property and equipment to support data center and facility infrastructure.

•	Financing Activities. Cash flows provided by financing activities totaled $45.6 million, $11.6 million and $11.2 million during fiscal 2016, fiscal 2015 and fiscal 2014, respectively. Financing activities for fiscal 2016 included $22.5 million in cash proceeds from our sale of the convertible notes and $24.4 million in cash transfers from Dell. Financing activities in fiscal 2015 and fiscal 2014 consisted entirely of cash transfers from Dell.

Contractual Cash Obligations

The following table summarizes our contractual cash obligations at January 29, 2016:

		Payments Due by Period
	Total	Fiscal 2017	Fiscal 2018	Fiscal 2019	Fiscal 2020	Fiscal 2021 and Thereafter
	(in thousands)
Contractual cash obligations:
Operating leases	$17,161	$4,343	$4,030	$3,803	$3,284	$1,701

Contractual cash obligations	$17,161	$4,343	$4,030	$3,803	$3,284	$1,701

•	Operating Leases. We lease property and equipment and office space under non-cancellable leases. Certain of these leases obligate us to pay taxes, maintenance and repair costs. As we expand our global operations, we may enter into additional operating leases.

•	Purchase Obligations. As an indirect wholly-owned subsidiary of Dell Inc., any purchase obligations we entered into during fiscal 2016 were contractual obligations of Dell as of January 29, 2016. As a stand-alone company, we may enter into purchase commitments with vendors or contractors, subject to our operational needs.

Convertible Notes

In the third quarter of fiscal 2016, we sold convertible notes in the aggregate principal amount of $22.5 million. Each convertible note matures five business days prior to February 3, 2017, unless the maturity date is extended to August 3, 2018 by mutual consent of the holder of the convertible note and us. The convertible notes accrue interest at an annual rate of 5%, all of which is payable on the maturity date. In accordance with the terms of the convertible notes, upon the closing of this offering, the convertible notes will automatically convert into 2,008,924 shares of our Class A common stock at a conversion price per share equal to 80% of the initial public offering price of $14.00 per share. No accrued interest will convert into Class A common stock upon any such automatic conversion.

Off-Balance Sheet Arrangements

As of January 29, 2016, we were not subject to any obligations pursuant to any off-balance sheet arrangements that have or are reasonably likely to have a material effect on our financial condition, results of operations or liquidity.

Segment Information

We have one primary business activity, to provide our clients with intelligence-driven information security solutions. Our chief operating decision maker, who is our President and Chief Executive Officer, makes operating decisions, assesses performance and allocates resources on a consolidated basis. Accordingly, we operate our business as a single reportable segment.

Critical Accounting Policies

We prepare our financial statements in conformity with GAAP. The preparation of financial statements in accordance with GAAP requires certain estimates, assumptions and judgments to be made that may affect our consolidated financial statements. Accounting policies that have a significant impact on our results are described in “Notes to Financial Statements—Note 2—Significant Accounting Policies.” The accounting policies discussed in this section are those that we consider to be the most critical. We consider an accounting policy to be critical if the policy is subject to a material level of judgment and if changes in those judgments are reasonably likely to materially impact our results.

Revenue Recognition. We derive revenue primarily from two sources: (1) subscription revenue related to managed security and threat intelligence solutions; and (2) professional services, including security and risk consulting and incident response solutions.

Revenue is considered realized and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee to our client is fixed and determinable and collection of the resulting receivable is reasonably assured.

•	Multiple-Element Arrangements

Our professional services contracts are typically sold separately from our subscription-based solutions. For subscription offerings, revenue arrangements typically include subscription security solutions, hardware that is essential to the delivery of the solutions, and maintenance agreements. The nature and terms of these multiple deliverable arrangements will vary based on the customized needs of our clients. A multiple-element arrangement is separated into more than one unit of accounting if both of the following criteria are met:

•	the item has value to the client on a stand-alone basis; and

•	if the arrangement includes a general right of return relative to the delivered item and delivery or performance of the undelivered item is considered probable and substantially in our control.

If these criteria are not met, the arrangement is accounted for as a single unit of accounting, which would result in revenue being recognized ratably over the contract term or being deferred until the earlier of the date such criteria are met or the date the last undelivered element is delivered. If these criteria are met for each element, consideration is allocated to each deliverable based on its relative selling price.

•	Subscription-Based Solutions

Subscription-based solutions arrangements typically include security solutions, the associated hardware appliance, up-front installation fees and maintenance agreements, which are all typically deferred and recognized over the life of the related agreement. The hardware appliance contains software components that do not provide customers with the right to take possession of software licenses supporting the solutions. Therefore, software is considered essential to the functionality of the associated hardware, and, accordingly, is excluded from the accounting guidance that is specific to the software industry. We have determined that the hardware appliance included in the subscription-based solutions arrangements does not have stand-alone value to the client and is required to access our Counter Threat Platform. The related maintenance agreements support the associated hardware and similarly do not have stand-alone value to the client. Therefore, we recognize revenue for these arrangements as a single unit of accounting. The revenue and any related costs for these deliverables is recognized ratably over the contract term, beginning on the date the solution is made available to clients. Amounts that have been invoiced, but for which the above revenue recognition criteria have not been met, are included in deferred revenue.

We have determined that we are the primary obligor in any arrangements that include third-party hardware sold in connection with our solutions, and, accordingly, we recognize this revenue on a gross basis.

•	Professional Services

Our professional services consist primarily of fixed-fee and retainer based contracts. Revenue from these engagements is recognized under the proportional performance method of accounting. Revenue from time- and materials-based contracts is recognized as costs are incurred at amounts represented by the agreed-upon billing amounts.

Intangible Assets Including Goodwill. Identifiable intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. Finite-lived intangible assets are reviewed for impairment on a quarterly basis. Goodwill and indefinite-lived intangible assets are tested for impairment on an annual basis in the third fiscal quarter, or sooner if an indicator of impairment occurs. To determine whether goodwill and indefinite-lived intangible assets are impaired, we first assess certain qualitative factors. Based on this assessment, if it is determined more likely than not that the fair value of a reporting unit is less than its carrying amount, we perform the quantitative analysis of the goodwill impairment test. We have determined that we have a single goodwill reporting unit, and, accordingly, for the quantitative analysis, we compare the fair value of this goodwill reporting unit to its carrying values. Based on the results of the annual impairment test, the fair value of our reporting unit exceeded carrying value and no impairment of goodwill or indefinite-lived intangible assets existed at January 29, 2016.

Stock-Based Compensation. For the predecessor period presented, our compensation programs included grants under Dell’s share-based payment plans. Subsequent to Dell’s going-private transaction, substantially all option awards outstanding at the time of the transaction were cashed out with a one-time payment, and all outstanding restricted stock unit awards were converted into deferred cash awards. For the predecessor period, compensation expense related to stock-based transactions was measured and recognized in the financial statements based on fair value. In general, the fair value of each option award was estimated on the grant date using the Black-Scholes option-pricing model and a single option award approach. This model requires that at the date of grant we determine the fair value of the underlying common stock, the expected term of the award, the expected volatility of the price of Dell’s common stock, risk-free interest rates and expected dividend yield of Dell’s common stock. The stock-based compensation expense, net of forfeitures, was recognized using a straight-line basis over the requisite service periods of the awards, which was generally four years. We estimated a forfeiture rate, based on an analysis of actual historical forfeitures, to calculate stock-based compensation expense.

Loss Contingencies. We are subject to the possibility of various losses arising in the ordinary course of business. We consider the likelihood of loss or impairment of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss, in determining loss contingencies. An estimated loss contingency is accrued when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can reasonably be estimated. We regularly evaluate current information available to us to determine whether such accruals should be adjusted and whether new accruals are required. Third parties have in the past asserted, and may in the future assert, claims or initiate litigation related to exclusive patent, copyright, and other intellectual property rights to technologies and related standards that are relevant to us. If any infringement or other intellectual property claim made against us by any third party is successful, or if we fail to develop non-infringing technology or license the proprietary rights on commercially reasonable terms and conditions, our business, operating results and financial condition could be materially and adversely affected.

New Accounting Pronouncements

Revenue from Contracts with Customers. In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2014-09, “Revenue from Contracts with Customers.” The update gives entities a single comprehensive model to use in reporting information about the amount and timing of revenue resulting from contracts to provide goods or services to customers. The proposed ASU, which would apply to any entity that enters into contracts to provide goods or services, would supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. The update is effective for us beginning in the first quarter of the fiscal year ending February 1, 2019. We are evaluating the impact of this guidance on our consolidated financial statements.

Going Concern – Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. In August 2014, the FASB issued ASU 2014-15, “Presentation of Financial Statements—Going concern (Subtopic 205-40).” The update requires companies to evaluate at each reporting period whether there are conditions or events that raise substantial doubt about the company’s ability to continue as a going concern within one year after the financial statements are issued. Additional disclosures will be required if management concludes that substantial doubt exists. This guidance is effective for us beginning in the first quarter of the fiscal year ending February 2, 2018. We do not expect this new guidance to impact our consolidated financial statements.

Balance Sheet Classifications of Deferred Taxes. In November 2015, the FASB issued an amendment to its accounting guidance related to balance sheet classification of deferred income taxes in ASU 2015-17, “Income Taxes (Topic 740).” The amendment requires that deferred tax assets and liabilities be classified as non-current in the statement of financial position. We elected to early adopt this standard in the fourth quarter of fiscal 2016 on a prospective basis. Other than the reclassification of deferred tax amounts in our statement of financial position as of January 29, 2016, the amendment had no impact on our statements of financial position.

Leases. In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842),” which requires lessees to recognize most lease liabilities on their balance sheets but recognize the expenses on their income statements in a manner similar to current practice. The update states that a lessee would recognize a lease liability for the obligation to make lease payments and a right-to-use asset for the right to use the underlying asset for the lease term. The update is effective for interim and annual periods beginning after December 15, 2018, and early adoption is permitted. We are currently evaluating the impact of this guidance on our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Our results of operations and cash flows have been and will continue to be subject to fluctuations because of changes in foreign currency exchange rates, particularly changes in exchange rates between the U.S. dollar and the Euro, the British Pound, the Romanian Leu and the Canadian Dollar, the currencies of countries where we currently have our most significant international operations. Our expenses in international locations are generally denominated in the currencies of the countries in which our operations are located.

As our international operations grow, we may begin to use foreign exchange forward contracts to partially mitigate the impact of fluctuations in net monetary assets denominated in foreign currencies.

BUSINESS

Our Mission

Our mission is to secure our clients by providing exceptional intelligence-driven information security solutions.

Overview

We are a leading global provider of intelligence-driven information security solutions exclusively focused on protecting our clients from cyber attacks. We have pioneered an integrated approach that delivers a broad portfolio of information security solutions to organizations of varying size and complexity. Our solutions enable organizations to fortify their cyber defenses to prevent security breaches, detect malicious activity in real time, prioritize and respond rapidly to security breaches and predict emerging threats. The solutions leverage our proprietary technologies, processes and extensive expertise in the information security industry which we have developed over 16 years of operations. Our flexible and scalable solutions support the evolving needs of the largest, most sophisticated enterprises staffed with in-house security experts, as well as small and medium-sized businesses and government agencies with limited in-house capabilities and resources. As of January 29, 2016, we served over 4,200 clients across 59 countries. Our success in serving our clients has resulted in consistent recognition of our company as a market leader in managed security services by industry research firms such as IDC and Forrester. Separately, Gartner has recognized us as a Leader in its “Magic Quadrant for Managed Security Services” from 2007 to 2015.

Organizations of all sizes rely on information technologies to make their businesses more productive and effective. These technologies are growing in complexity and often include a combination of on-premise, cloud and hybrid environments which are connected to multiple networks and are increasingly accessed via mobile devices. As a result, protecting information from cyber threats has become progressively more challenging, IT security budgets are growing and cybersecurity has become a critical priority for senior executives and boards of directors. At the same time, cyber attacks, which are growing in frequency and sophistication, are increasingly initiated by cyber criminals, nation states and other highly skilled adversaries intent on misappropriating information or inflicting financial and reputational damage. The challenge of information security is compounded by the proliferation of new regulations and industry-specific compliance requirements mandating that organizations maintain the integrity and confidentiality of their data.

These increasing cybersecurity challenges have created a large and fragmented market for IT security products and services. We believe that many organizations that use these products and services remain vulnerable to cyber attacks because they rely on a collection of uncoordinated “point” products that address specific security issues but fall short in identifying and defending against next-generation cyber threats. In addition, many organizations lack sufficient internal cybersecurity expertise to keep pace with the rapidly evolving threat landscape. As a result, these organizations engage the support of information security services providers as part of their IT security strategy. Traditional information security services vendors, however, often fail to satisfy the IT security needs of organizations. Traditional information security services offered by telecommunications providers, security product vendors, large IT outsourcing firms and small regional providers often lack a broad perspective on the threat landscape, are unable to scale their services to match organizations’ data processing requirements, fail to provide actionable security information, focus only on a subset of organizations’ security needs or have limited deployment options.

Our intelligence-driven information security solutions offer an innovative approach to prevent, detect, respond to and predict cybersecurity breaches. Through our managed security offerings, we provide global insight and visibility into malicious activity, enabling our clients to detect and effectively remediate threats quickly. Threat intelligence, which is typically deployed as part of our managed security offerings, delivers early warnings of vulnerabilities and threats along with actionable information to help prevent financial or reputational losses, regulatory violations or other damage. Through security and risk consulting, we advise clients on a broad range of security and risk-related matters, such as how to design and build strategic security programs, assess and test security capabilities and meet regulatory compliance requirements. Incident response, which is typically deployed along with security and risk consulting, minimizes the impact and duration of security breaches through proactive client preparation, rapid containment and thorough event analysis followed by effective remediation.

Our proprietary Counter Threat Platform constitutes the core of our intelligence-driven information security solutions. This platform is purpose-built to provide us with global visibility into the threat landscape and a powerful perspective on our clients’ environments. Every day, from our clients across the globe, it aggregates as many as 160 billion events, which are events that possibly indicate anomalous activity or trends in a client’s environment. Our platform analyzes these events with sophisticated algorithms to discover malicious activity and deliver security countermeasures, dynamic intelligence and valuable context regarding the intentions and actions of cyber adversaries. The platform leverages our intelligence gained over 16 years of processing and handling events, the exclusive research on emerging threats and attack techniques conducted by our Counter Threat Unit research team and the extensive experience and deep understanding of the nature of cyber threats of our highly trained security analysts. We incorporate this intelligence into the platform on a real-time basis to provide additional context regarding “security events” or “threat events,” which represent malicious activity potentially compromising the security of a network, and to enhance the quality of the actionable security information we provide. The improved intelligence augments the value and drives broader adoption of our solutions, which in turn enables us to analyze yet more security information generated by a larger client base and increase the effectiveness of our protective and incident measures. This self-reinforcing cycle generates a powerful network effect and is instrumental in driving market leadership of our intelligence-driven solutions.

We believe that our singular focus on providing a comprehensive portfolio of information security solutions makes us a trusted advisor and an attractive partner for our clients. This focus enables us to pursue a go-to-market strategy that addresses the diverse needs of our clients around the world. Our flexible deployment model allows us to support the evolving needs of the largest, most sophisticated enterprises staffed with in-house security experts, as well as small and medium-sized businesses and government agencies with limited in-house capabilities and resources. Our vendor-neutral approach enables our clients to enhance their evolving IT security infrastructure, appliances and “best of breed” technologies with our solutions and capabilities, which provide our clients with both a comprehensive and highly effective security defense strategy.

Our growth strategy is to continue growing our business by maintaining and extending our technology leadership, expanding and diversifying our client base, deepening our existing client relationships, and attracting and retaining top talent. To build on our technological advantages, we will continue to innovate and invest in research and development. To expand and diversify our global client base, both domestically and internationally, we intend to continue investing in our direct sales force, further develop our strategic and distribution relationships and pursue opportunities across a broad range of industries. We also will continue to invest in our account management, marketing initiatives and client support to help clients realize greater value from their existing solutions and to drive incremental sales. Because highly skilled information security professionals are critical to delivering industry-leading security expertise to our clients, we intend to continue seeking to attract and retain top talent by offering our employees a client-first culture and a robust training and development program.

We have experienced significant growth since our inception. We generate revenue from our managed security solutions and threat intelligence solutions through subscription-based arrangements, which provide us with a highly visible and recurring revenue stream, as well as revenue from our security and risk consulting engagements through fixed-price and retainer-based contracts. Our total revenue was $339.5 million in fiscal 2016, $262.1 million in fiscal 2015 and $205.8 million in fiscal 2014, for annual growth of 30% and 27%, respectively. Our subscription revenue was $271.8 million in fiscal 2016, $207.2 million in fiscal 2015 and $170.2 million in fiscal 2014, for annual growth of 31% and 22%, respectively. We incurred net losses of $72.4 million in fiscal 2016, $38.5 million in fiscal 2015 and $44.5 million in fiscal 2014.

Industry Background

Organizations of all sizes are using new information technologies to make their businesses more productive and effective.

Organizations of all sizes rely on information technologies to make their businesses more productive and effective. Modern IT infrastructures are growing in complexity and often include a combination of on-premise, cloud and hybrid environments connected to multiple networks that support thousands or even millions of connected devices. In addition, the adoption of mobile computing allows organizations to use data-rich applications with file-sharing and collaboration capabilities to access critical business information from various devices and locations. The widespread adoption of these advanced IT architectures, along with the rapid growth of connected devices and new ways of delivering IT services, enables organizations to benefit from business applications that are more powerful and easier to deploy, use and maintain.

This rapidly evolving IT environment is increasingly vulnerable to frequent and sophisticated cyber attacks.

Although innovative IT services delivery models and business applications yield significant benefits, the constantly evolving landscape of applications, modes of communication and IT architectures makes it increasingly challenging for businesses to protect their critical business assets from cyber threats. New technologies heighten security risks by increasing the number of ways a threat actor can attack a target by giving users greater access to important business networks and information and by facilitating the transfer of control of underlying applications and infrastructure to third-party vendors. According to PricewaterhouseCoopers LLP, the number of detected security incidents increased by 48% from 28.9 million in 2013 to 42.8 million, or an average of over 117,000 attacks every day, in 2014.

Cyber attacks have become more sophisticated as well as more frequent. In recent years, attacks have evolved from computer viruses written by amateur hackers intent on disrupting targeted sites or attracting attention into highly complex and targeted attacks led by cyber criminals, nation states and other highly skilled adversaries intent on stealing information or causing financial and reputational damage. Both external and internal threat actors continually and rapidly update their tactics to maintain an advantage against advances in IT security defenses. These adversaries are launching an ever increasing number of attacks that are difficult to detect and remediate and that leverage next-generation techniques such as:

•	zero-day attacks, which are attacks that exploit previously unknown vulnerabilities in software;

•	polymorphic malware, which is advanced malware that changes form while retaining its malicious functionality, making it significantly harder to detect;

•	strategic web compromises, in which attackers target and compromise websites their intended victims frequently use, such as third-party vendor websites;

•	targeted phishing attacks, which deploy malicious e-mails or other communications tailored to appear legitimate to targeted categories of users;

•	sandbox, firewall and anti-malware evasion, which encompasses a variety of methods that threat actors can employ to avoid detection by standard security defenses; and

•	distributed denial-of-service attacks, which attempt to make a computer or network resource unavailable to its intended users.

The severe economic and reputational impact of attacks, coupled with growing regulatory burdens, makes cybersecurity defense increasingly a priority for senior management and boards of directors.

In the wake of numerous recent high-profile data breaches, organizations are increasingly aware of the financial and reputational risks associated with IT security vulnerabilities. IT security budgets are growing and cybersecurity has become a critical priority for senior executives and boards of directors. Even with senior-level attention, we believe that the cybersecurity programs of most organizations do not rival the persistence, tactical skill and technological prowess of today’s cyber adversaries. As a result, cyber attacks are successfully breaching organizations’ networks at alarming rates. Security breaches can be highly public and result in reputational damage and legal liability as well as large losses in productivity and revenue. Many organizations are particularly concerned about attacks that attempt to misappropriate sensitive and valuable business information, such as intellectual property, strategy documents, private communications and customer data. In addition, terrorists and nation states increasingly engage in cyber warfare and often target critical public infrastructure, such as power grids and transportation networks. The losses from attacks on business organizations and governmental institutions are growing. In a report published in 2014, the Center for Strategic and International Studies estimated that global losses from cyber crime reached over $400 billion annually.

Adding to the urgency of the IT security challenge, new regulations and industry-specific compliance requirements direct organizations to design, implement, document and demonstrate controls and processes to maintain the integrity and confidentiality of information transmitted and stored on their systems. These security mandates include requirements imposed under the Sarbanes-Oxley Act, the Health Insurance Portability and Accountability Act of 1996, or HIPAA, and Health Information Technology for Economic and Clinical Health, or HITECH, Act for the healthcare industry, the Gramm-Leach-Bliley Act for the financial services industry, the North American Electric Reliability Corporation Critical Infrastructure Protection, or NERC CIP, Cyber Security Standards, the Federal Information Security Management Act of 2002, or FISMA, and the Payment Card Industry Data Security Standard, or PCI DSS.

The traditional cybersecurity approach of using numerous “point” products often fails to detect threats and block attacks.

The information systems of many organizations are vulnerable to breach because they rely on a collection of uncoordinated security products that address security in a piecemeal fashion rather than in a proactive and coordinated manner. Many of these are “point” products, which attempt to address specific information security risks instead of providing an integrated and comprehensive solution. Today, many organizations choose from a range of specialized products and services, which include intrusion detection and prevention systems, traditional firewalls, next-generation firewalls, web application firewalls, advanced malware protection, anti-virus protection, web and application security filters, messaging security, and identity and access management, as well as security hardware and software that resides on the devices directly operated by users, such as computers, smartphones and tablets, which are referred to as the “endpoint.”

An effective cyber defense strategy requires the coordinated deployment of multiple products and services tailored to an organization’s specific security needs. As the number of point products deployed by an organization grows, however, the challenges of integrating and managing the related devices and applications also grow. Further, point products primarily address security issues in a reactive manner, employing passive auditing or basic blocking techniques, and often lack integration and intelligent monitoring capabilities and management within a common framework necessary to provide effective information security throughout an organization. Consequently, even when deployed concurrently, these security products frequently fall short in defending against the growing volume and variety of cyber threats.

Identifying and hiring qualified security professionals is a significant challenge for many organizations.

The difficulty in providing effective information security is exacerbated by the highly competitive environment for identifying, hiring and retaining qualified information security professionals. According to annual surveys of IT professionals conducted by Enterprise Strategy Group from 2012 to 2016, information security was consistently the most commonly cited area where organizations had a problematic shortage of IT skills. In a survey issued by Ponemon Institute in 2015, 45% of respondent organizations stated that they believed the inability to hire and retain qualified staff was a factor that could hinder or stall improvements in the cybersecurity posture of an organization, making this the leading factor identified by the respondents.

As a result, organizations engage information security services vendors to integrate, monitor and manage their point products to enhance their defense against cyber threats.

Because many organizations cannot adequately protect their networks from cyber threats, they are augmenting their IT security strategies to include information security services. Traditional information security services vendors include telecommunications providers that offer information security services as an adjunct to their IT infrastructure hosting services, security product vendors that provide managed security and consulting services focused primarily on their own products, large IT outsourcing firms that maintain an information security services practice within a larger organization, and local and regional specialist providers. By using information security services from these types of vendors, organizations seek to decrease their vulnerability to security breaches, increase the efficacy of their existing investments in security products and free their own IT staff to focus on other responsibilities.

Traditional information security services vendors, however, often fail to satisfy the IT security needs of organizations, many of which seek the advantages of our solutions.

Despite significant expenditures, many organizations have not been able to realize the full benefits of information security products and services. Organizations that currently engage traditional information security services vendors encounter the following challenges:

Lack of Global Visibility and Insight into Cyber Threats. Many traditional information security vendors serve smaller client bases in limited geographic areas and narrow industry sectors and, therefore, lack broad insight into the identities, intentions, techniques and strategies of cyber adversaries that operate across international boundaries and target multiple industries. In addition, many of the traditional information security services vendors have limited ability to gather and process sufficient quantities of security data. This limited view of the global threat environment reduces the vendor’s ability to identify security threats and defend against cyber attacks, particularly attacks by sophisticated threat actors.

Lack of Scalability. Many traditional information security services vendors lack the technology platform necessary to keep pace with the explosive growth in the volume of alerts, logs, messages and other security events resulting from the rapid proliferation of security appliances in organizations’ networks. Billions of daily events must be processed, analyzed and archived in an efficient and timely manner to provide effective information security. In addition, the heavy reliance of existing information security services vendors on human input and interaction to drive information security intelligence decreases the efficacy of their research and remediation capabilities and limits their ability to scale their services to meet the data processing requirements of larger organizations.

Lack of Actionable Security Information. Traditional information security services vendors often generate information that is difficult for client IT security teams to act upon. Specifically, the security information generated may:

•	be too voluminous and complex;

•	be untimely or insufficiently predictive;

•	lead to falsely positive results by identifying normal activity as anomalous or malicious; or

•	lack actionability because it fails to predict the severity of the attack, provide insight into the intentions of attackers or indicate appropriate countermeasures.

Narrowly Focused Solutions. Many traditional information security services vendors focus their offerings on specific stages of a cyber attack and often limit their services to support only their own IT security products. For example, some network firewall vendors provide services that exclusively monitor firewall log data and respond only to specific and related incidents. These vendors, however, offer limited support for third-party firewalls or other security appliances. This approach creates significant complexity and cost, and ultimately results in less effective protection. Substantial manual effort also is needed to deploy, configure, integrate, maintain and upgrade products and services.

Limited and Inflexible Service Delivery Options. Many traditional information security services vendors offer to engage with clients only in a rigid, predefined manner. For example, some vendors offer only fully outsourced security appliance management, which does not allow the client’s in-house staff to retain administrative control. In some instances, traditional security services vendors may not be capable of integrating their solutions with, or accommodating a client’s desire to use, the client’s existing IT security infrastructure. In other cases, traditional vendors may offer a limited range of security services, such as management and monitoring services, but not consulting or incident response services. As a result of these limited and inflexible service delivery models, many traditional information security services vendors fail to meet the needs of clients across a broad array of industries and sizes.

In part as a result of the failure of many traditional information security services providers to satisfy the pressing need for scalable, integrated and intelligence-driven information security solutions, organizations of all sizes are engaging us to help improve their defensive posture and manage their day-to-day exposure to cyber threats.

Our Market Opportunity

We operate in a rapidly expanding market for information security services. Gartner estimates that the size of the combined Enterprise Security Services IT Outsourcing and consulting services markets was $25.0 billion in 2013 and expects it to grow at a compound annual growth rate of 11% to $47.0 billion in 2019 based on Current Dollar-Tables which convert foreign currencies into U.S. dollars at contemporaneous exchange rates. Further, Gartner estimates the managed security services IT Outsourcing market at $10.7 billion in 2013 and expects it to grow to $24.4 billion in 2019, representing a compound annual growth rate of 15%. Gartner also estimates the security consulting services market at $14.2 billion in 2013 and expects it to grow to $22.6 billion in 2019, for a compound annual growth rate of 8% based on Current Dollar-Tables. Frost & Sullivan estimates that sales of managed security services were $6.9 billion globally and $1.8 billion in North America in 2013, and expects sales to grow to $12.8 billion globally and $3.3 billion in North America in 2018, representing a compound annual growth rate of 13% and 12%, respectively.

Our Solutions

We are a leading global provider of intelligence-driven information security solutions exclusively focused on protecting our clients from cyber attack. Our solutions enable organizations to fortify their cyber defenses to prevent security breaches, detect malicious activity in real time, respond rapidly to security breaches and predict emerging threats. Our solutions can support the evolving needs of the largest, most sophisticated enterprises staffed with in-house security experts, as well as small and medium-sized businesses and government agencies with limited in-house capabilities and resources. By deploying our solutions, organizations can fill gaps in their cyber defenses resulting from their previous reliance on various uncoordinated point products.

Our integrated suite of solutions includes:

•	Managed security, through which we provide our clients global visibility and insight into malicious activity in their network environments, enabling them to detect and remediate threats quickly and effectively through the application of our deep security expertise

•	Threat intelligence, through which we deliver early warnings of vulnerabilities and threats and provide actionable security intelligence intended to address these problems before they result in financial or reputational damage, regulatory violations, legal liability or other damage

•	Security and risk consulting, through which we advise our clients on a variety of information security and risk-related matters, such as how to design and build strategic security programs, assess and test security capabilities and meet regulatory compliance requirements

•	Incident response, through which we help our clients rapidly analyze, contain and remediate security breaches to minimize their duration and impact

Our Counter Threat Platform constitutes the core of our intelligence-driven information security solutions and provides our clients with a powerful integrated perspective regarding their network environments and security threats. Our platform aggregates as many as 160 billion daily events from our clients across the globe and analyzes these events with sophisticated algorithms to detect malicious activity and deliver security countermeasures, dynamic intelligence and valuable context regarding the intentions and actions of cyber adversaries. The timely analysis and routing of this security information enable our solutions to assess risk in real time and allows us to respond rapidly to our clients worldwide. The platform leverages our intelligence gained over 16 years of processing and handling events, the exclusive research on emerging threats and attack techniques conducted by our Counter Threat Unit research team, or CTU, and the extensive experience and deep understanding of the nature of cyber threats of our highly trained security analysts. As a result, we believe that we frequently are among the first organizations to identify new cyber attack techniques and develop countermeasures to remediate them. We apply these countermeasures to our platform as well as to other third-party technologies to enable clients to proactively prevent and detect security compromises. For example, as of January 29, 2016, our proprietary network intrusion detection and prevention appliance, the iSensor, deployed over 7,500 countermeasures and our security monitoring service received as many as 160 million security alerts daily. We also constantly monitor the efficacy and accuracy of these countermeasures to enhance their effectiveness and adaptability across all our solutions.

Our counter threat operations centers, or CTOCs, employ highly trained security analysts who leverage their extensive experience and deep understanding of cyber threats to identify, diagnose and respond quickly to security events. We incorporate the exclusive research developed by the CTU and the intelligence and security information provided by our CTOC analysts into the platform as continuous feedback to further enrich the quality of the security intelligence and deliver predictive and adaptive protection for our clients. This improved intelligence enhances the value and drives broader adoption of our solutions, which in turn enables us to analyze yet more security information generated by a larger client base, thus increasing the effectiveness of the solutions we provide.

Key Capabilities of Our Solutions

The key capabilities of our solutions include:

Global Visibility. We have global visibility into the cyber threat landscape through our more than 4,200 managed security clients across 59 countries as of January 29, 2016, including large enterprises and small and medium-sized businesses operating in diverse industries and U.S. state and local government agencies. As a result, we gain real-time insights that enable us to predict, detect and respond to threats quickly and effectively. We also identify threats originating within a particular geographic area or relating to a particular industry and proactively leverage this threat intelligence to protect other clients against these threats.

Scalable Platform with Powerful Network Effects. Our proprietary Counter Threat Platform analyzes as many as 160 billion daily events from our clients across the globe and in multiple industries. The platform features a multi-tenant, distributed architecture that enables our software to run on a single platform while providing simultaneous access to multiple users and facilitates not only efficient and cost-effective processing of these events, but also meaningful real-time risk assessment and rapid response. Key components of the platform, the Multi-Purpose Logic Engine, and Foresee, enable the platform to automate processing of an increasing percentage of events—over 99% as of January 29, 2016—without the need for human intervention. As a result, although the number of events analyzed through our solutions doubles approximately every 16 months, the number of events requiring our certified security analysts to assess a potential threat remains relatively constant. As our client base increases, our platform is able to analyze more events, and the intelligence derived from the additional events makes the platform more effective, which in turn drives broader client adoption and enhances the value of the solutions to both new and existing clients.

Contextual and Predictive Threat Intelligence. Our proprietary and purpose-built technology analyzes and correlates billions of events using advanced analytical tools and sophisticated algorithms to generate threat intelligence. This intelligence is augmented by our Counter Threat Unit research team, which conducts research into threat actors, uncovers new attack techniques, analyzes emerging threats and evaluates the risks posed to our clients. Applying this intelligence across our solutions portfolio provides clients with deeper insights and enriched context regarding tactics, techniques and procedures employed by those threat actors.

Integrated, Vendor-Neutral Approach. Our solutions are designed to monitor alerts, logs and other messages across multiple stages of the threat lifecycle by integrating a wide array of proprietary and third-party security products. Our vendor-neutral approach enables clients to use their existing IT security infrastructure and to enhance it with our solutions. This approach also allows us to aggregate events from a wide range of security and network devices, applications and endpoints to enhance our understanding of clients’ networks and increase the effectiveness of our monitoring solutions.

Flexible Solution and Delivery Options. Our intelligence-driven information security solutions were purpose-built to serve a broad array of evolving client needs, regardless of a client’s size or the complexity of its security infrastructure. Our clients may subscribe to our full suite of solutions, which provide an integrated solution, or elect to subscribe to any of our individual solutions. The Counter Threat Platform is highly flexible, allowing us to tailor our solutions to a client’s unique environment, and can be configured to identify specific security events of concern to an organization. Clients also can choose how much control they will maintain over their IT security infrastructure by selecting among our fully managed, co-managed or monitored delivery options. Our solutions are scalable to support large enterprises, but also can be packaged into turnkey solutions for small and medium-sized businesses and government agencies. Our flexible approach enables clients to tailor our solutions to reduce large and risky investments and costly implementations that are characteristic of traditional solutions, and to ensure quick and easy deployment.

Our Competitive Strengths

We are a global leader in providing intelligence-driven information security solutions that protect organizations against advanced cyber attacks. We believe that the following key competitive advantages will allow us to maintain and extend our leadership position:

A Leader in Intelligence-Driven Information Security Solutions. We are a global leader in providing intelligence-driven information security solutions. As of January 29, 2016, we protect over 4,200 managed security clients across 59 countries from increasingly advanced and harmful security threats. Given the significant potential financial and reputational damage to organizations from security vulnerabilities and breaches, we believe that we have become a mission-critical provider of information security solutions to many of the large enterprises, small and medium-sized businesses and U.S. state and local government agencies we serve. Gartner has recognized us as a Leader in its “Magic Quadrant for Managed Security Services” from 2007 to 2015. In addition, we have been recognized as a leader by “The Forrester Wave™: Managed Security Services: North America, Q4 2014” and by the “IDC MarketScape: Worldwide Managed Security Services 2014 Vendor Assessment.” We also have received accolades from SC Magazine, which has named us “Managed Security Service Provider of the Year” seven times in the United States and twice in Europe over the past ten years. Our position as a technology and market leader enhances our brand and enables us to influence organizations’ purchasing decisions as they look for a comprehensive solution from a reputable vendor.

Purpose-Built, Proprietary Technology. At the core of our solutions is the proprietary technology platform we have developed during our 16 years of operations. This platform, which we call the Counter Threat Platform, facilitates the discovery of malicious activity in our clients’ environments through data collection, aggregation and advanced analysis. It also enables the delivery of security intelligence in the form of countermeasures, dynamic intelligence and valuable context regarding the cyber threat landscape. The Counter Threat Platform features a multi-tenant, distributed architecture purpose-built for efficient and cost-effective analysis. It incorporates analysis performed by our Counter Threat Unit research team in conjunction with advanced analytics and our proprietary Threat Intelligence Management System to collect, correlate and analyze billions of daily events and data points and generates enriched security intelligence on threat actor groups and global threat indicators. Security professionals in our counter threat operations centers also use this intelligence as valuable context to help them understand our clients’ environments and quickly identify, diagnose and respond to security breaches. Elements of these technologies and processes are protected by our know-how and by our patents and pending patent applications.

Specialist Focus and Expertise. Since our founding, we have built our company, technology and culture with a singular focus on protecting our clients by delivering intelligence-driven information security solutions. We believe this continued focus reinforces our differentiation from:

•	telecommunications and network providers, which we believe lack the security focus required for domain-specific research and development;

•	IT security product companies, which we believe may not provide vendor-neutral comprehensive solutions; and

•	local and regional information security solutions providers, which we believe have a limited view of the global threat environment and cannot provide the comprehensive and integrated suite of information security solutions we offer.

Strong Team Culture. We believe that our client-first culture and mission to secure our clients by providing exceptional intelligence-driven information security solutions gives us a significant advantage over our competitors. At our company, the fight against sophisticated and malicious cybersecurity threats is a personal one, and we take great pride in helping our clients protect their critical business data and processes. We dedicate significant resources to ensure that our culture and brand reflect this exclusive focus on protecting our clients. Further, in a highly competitive hiring environment for IT security personnel, our culture enhances our ability to hire, develop and inspire talented security professionals. We believe that our culture and strong technology leadership are key drivers of our employee retention rate, which in fiscal 2016 averaged approximately 90% across all functions within our organization.

Seasoned Management Team and Extensive IT Security Expertise. We have a highly experienced and tenured management team with extensive IT security expertise and a record of developing successful new technologies and solutions to help protect our clients. Our President and Chief Executive Officer, Michael R. Cote, has presided over our company’s growth since 2002, and our global go-to-market leader, our global engineering leader and our Chief Technology Officer each have served with us for over ten years. In addition, as of January 29, 2016, our CTU research team included industry-recognized experts with an average of over ten years of IT security experience.

Our Growth Strategy

Our goal is to be the global leader of intelligence-driven information security solutions. To pursue our growth strategy, we seek to:

Maintain and extend our technology leadership: We intend to enhance our leading intelligence-driven integrated suite of solutions by adding complementary solutions that strengthen the security posture of our clients by investing in research and development and hiring personnel with extensive IT security expertise. We also will continue to invest in our global threat research capabilities, particularly in existing dynamic threat areas and emerging areas that affect mobile communication, cloud computing, data sciences, the Internet of Things and other applications to address the changing security needs of our clients. For example, we intend to build a portfolio of solutions that can be delivered and integrated into infrastructure-as-a-service environments and address regional privacy-related data storage requirements as an increasing number of our clients look to develop and host applications in cloud-based environments.

Expand and diversify our client base: The information security solutions market is large and growing. We believe our intelligence-driven solutions provide us with a significant opportunity to acquire new clients by augmenting their existing in-house security capabilities or displacing their incumbent security solutions vendors. Our client base has grown approximately 31% from approximately 3,200 managed security clients as of February 1, 2013 to over 4,200 managed security clients as of January 29, 2016. We intend to continue to expand and diversify our client base, both domestically and internationally, by investing in our direct sales force, developing our strategic and distribution relationships, pursuing opportunities across a broad range of industries and adding complementary solutions, such as those serving cloud-based environments. We also intend to continue increasing our geographic footprint to further enhance our deep insight into the global threat landscape and our ability to deliver comprehensive threat intelligence to our clients. As we grow our client base, existing clients benefit from the network effects derived from the increasing set of global and diverse security events we observe, thus driving both the value of our solutions and further client adoption.

Deepen our existing client relationships: To maintain and grow our revenue under our subscription-based model, we must achieve and maintain high levels of client renewals. In each of fiscal 2016 and fiscal 2015, we retained approximately 90% of our managed security clients. In addition, we believe the strong relationships and high client satisfaction we maintain with our base of over 4,200 managed security clients as of January 29, 2016 present a significant opportunity for us to drive incremental sales. As clients recognize benefits from one of our solutions, our platform enables easy adoption and integration of additional solutions. Moreover, as clients become familiar with our extensive expertise and the value of our solutions, we seek to convert one-time consulting engagements into longer-term recurring engagements by cross-selling our information security solutions. As of January 29, 2016, approximately 48% of our professional services clients also subscribed to our managed security solutions. We will continue to invest in our account management, marketing initiatives and client support programs in seeking to achieve high client renewal rates, help clients realize greater value from their existing solutions and encourage them to expand their use of our solutions over time.

Attract and retain top talent: Highly skilled IT security professionals are critical to delivering best-in-class security expertise to our clients. We will continue to invest in attracting and retaining top talent to support our existing information security offerings as well as develop new capabilities. Our technology leadership, brand, exclusive focus on information security, client-first culture and robust training and development program have enabled us to attract and retain highly talented professionals with a passion for building a career in the information security industry. As a result, our overall employee retention rate in fiscal 2016 averaged approximately 90% across all functions within our organization.

Our Clients

As of January 29, 2016, we had over 4,200 managed security clients across 59 countries. Our clients as of that date included 36% of the companies in the Fortune 100 for 2015 and 29% of the companies in the Fortune 1,000 for 2015. In addition, in fiscal 2016, over 1,700 organizations contracted with us for security and risk consulting. As of January 29, 2016, approximately 48% of our professional services clients also subscribed to our managed security solutions.

We serve clients in a broad range of industries, including the financial, manufacturing, technology, retail, insurance, utility and healthcare sectors. In fiscal 2016, financial services clients accounted for 39% of our revenue, and manufacturing clients accounted for 18% of our revenue. No other industry accounted for 10% or more of our fiscal 2016 revenue. Annualized revenue from our financial services clients, manufacturing clients and services clients as of January 29, 2016, as measured by client subscription-based contracts, was approximately 37%, 18% and 10%, respectively, of our total annualized revenue as of such date. Some of our solutions have been deemed to be mission-critical functions of our financial institution clients that are regulated by one or more member agencies of the Federal Financial Institutions Examination Council. We therefore are subject to examination by the member agencies of the FFIEC. The agencies conduct periodic reviews of our operations to identify existing or potential risks associated with our operations that could adversely affect our financial institution clients, evaluate our risk management systems and controls, and determine our compliance with applicable laws that affect the solutions we provide to financial institutions. A sufficiently unfavorable review could result in our financial institution clients not being allowed, or not choosing, to continue using our solutions.

We market our information security solutions to organizations of all sizes, including large enterprise clients and small and medium-sized business. For fiscal 2016, we derived approximately 64% of our revenue from our large enterprise clients, approximately 30% from our small and medium-sized business clients and approximately 6% from other clients, such as U.S. state and local government agencies. We define large enterprise clients as organizations with annual revenue exceeding $500 million or financial institution clients with assets exceeding $2 billion, and small and medium-sized business clients as organizations with annual revenue of $500 million or less or financial institution clients with assets equal to or less than $2 billion. Our largest client, Bank of America, N.A., accounted for 9% of our fiscal 2016 revenue, 12% of our fiscal 2015 revenue and 12% of our fiscal 2014 revenue. No other client accounted for 10% or more of our annual revenue in any of our last three fiscal years.

Sales to clients located outside the United States contributed approximately 12% of our total revenue in each of fiscal 2016, fiscal 2015 and fiscal 2014. For information about our non-U.S. revenues and assets, see “Notes to Financial Statements—Note 10—Supplemental Financial Information.”

We believe that we have been able to develop deep and meaningful long-term client relationships. If our clients are separated into cohorts based on the fiscal year in which they first started using our managed security solutions, those clients for cohorts before our acquisition by Dell in fiscal 2012 have provided relatively stable monthly recurring revenues in subsequent periods, and those clients for cohorts after the acquisition have provided stable or increasing monthly recurring revenues in subsequent periods. Our average annualized monthly recurring revenue per managed security client, as measured for the last month of each fiscal period, has grown from $56,000 in fiscal 2013 to $64,000 in fiscal 2014, $72,000 in fiscal 2015 and $81,000 in fiscal 2016. The ratio of (a) the lifetime value of a managed security client, which we define as average gross profit per managed security client divided by our managed security client turnover rate, to (b) our managed security client acquisition costs, which we define as sales and marketing expense divided by the number of new managed security clients for the relevant period, has remained relatively constant over the past three fiscal years and was approximately 3.8:1 in fiscal 2016. Further, as we help our clients realize increased value from their existing solutions, we have been able to deepen our client relationships and encourage our clients to broaden their use of our solutions over time. For example, our top 25, 100 and 500 managed security clients, as measured by their subscription-based contracts on an annualized basis as of January 29, 2016, now spend approximately 2.4 times, 2.2 times and 1.9 times, respectively, as much on our solutions as they did in their initial purchases.

Client Case Studies

The following case studies present examples of how some of our clients have benefited from successful deployments of our solutions. In each case below, the client deployed our solutions on a company-wide basis.

Financial Institution: Adoption of Our Threat Intelligence Solutions Displacing an Incumbent and Driving Expansion of Solutions Over Time

Challenge: A large regional bank needed to protect the financial and personal data for its customers across the United States while ensuring compliance with industry and regulatory mandates. The bank’s security staff sought assurance that the security provider’s threat intelligence and financial industry expertise would be sufficient to help protect the bank’s customers. The bank’s existing security service provider was unable to provide adequate intelligence on a consistent basis concerning the threats targeting the bank, while we succeeded in proactively providing this information even though we were not under contract at the time.

Benefits of Our Solutions: The bank switched from its existing service provider to us after our Counter Threat Unit researchers initially provided intelligence concerning distributed denial-of-service attacks targeting the bank. The client deployed our monitored firewall, managed Intrusion Detection System and security monitoring solutions and subscribed to our global threat intelligence solution. Our security consultants also conducted penetration testing and “red team” tests to evaluate the client’s security defenses, while the client brought in special operations researchers from our Counter Threat Unit for a targeted threat hunting engagement to look for signs of attacker presence in the client’s environment. Realizing that response is an integral part of any security program, the client also adopted our incident response retainer solution. As the relationship matured, the client consulted with us to create a counter threat operations center staffed by our security consultant residents, and has come to view us as a trusted advisor and our security experts, including the researchers of the Counter Threat Unit, as an extension of its own security team. The bank has been a client since December 2012.

Manufacturing/Healthcare Company: Broad Portfolio of Information Security Solutions Providing Sophisticated Protection to Client Operating on a Global and Complex Scale

Challenge: A global health products manufacturer operating on a complex scale wanted to ensure that its intellectual property was protected at all times from sophisticated threats.

Benefits of Our Solutions: The manufacturer chose to work with us in May 2014 to address multiple facets of its security program. The client’s complex network footprint and security requirements have encouraged it to draw on many features of our broad portfolio of information security solutions. The client currently uses our Firewall, Intrusion Detection System and Vulnerability Management solutions and is evaluating additional advanced protection options to minimize the time-to-detection window. In addition, the client utilizes our security residency solutions to provide expert resources to manage its Vulnerability Management program and its endpoint management program. Our security consultant residents directly engage with, and have direct access to, Counter Threat Unit researchers and counter threat operations center analysts.

We also provide threat intelligence tailored for the client that feeds the client’s processes and gives its leaders and staff analysts and our security consultant residents timely information on threats that may directly impact the client’s operations. Committed to response preparedness, the client engages our incident response professionals for advanced tabletop exercises that improve their ability to respond rapidly to any type of threat. As a result of our global visibility and deep insights into countering sophisticated threats, our security experts were able to work closely with the client to construct a multi-year roadmap for the future development of its security program and operations.

Large Financial Services Company: Our Vendor-Neutral Approach Correlating Security Information Across a Variety of Security Environments and Providing a Single, Integrated View Through Our Portal

Challenge: A financial services company with approximately $2 billion in annual revenue experienced rapid growth that exposed it to increasingly frequent and sophisticated cyber attacks. In addition to facing growing security threats, the client used a variety of security appliances with separate dashboards (or interfaces reporting data gathered by the appliances) that made it difficult for the understaffed in-house IT security team to correlate various pieces of security information in order to identify security breaches. The client had purchased a single sign-on security product, which is software enabling users to access all authorized applications with a single user name and password, to solve issues stemming from multiple passwords for various employee systems, but the IT team lacked the resources and expertise to deploy the product.

Benefits of Our Solutions: The client initially asked our security and risk consulting team for advice on how to implement the single sign-on product the client had purchased. Our team responded with an extensive research consultation and, after helping the client implement the single sign-on product, developed a trusted advisory relationship with the client. This relationship progressed as the client recognized the benefit of our extensive expertise and explored adopting some of our other solutions. The client then decided to expand its use of our solutions, deploying our threat intelligence and security and risk consulting solutions, as well as several managed security solutions, including security monitoring, Vulnerability Management, managed iSensor, managed firewall and Managed Intrusion Prevention System. By deploying these solutions, the client gained the ability to correlate security appliance information and events across different security environments, as well as the ability to view all relevant security information through our integrated portal. The company has been a client since June 2012.

Communications Provider: Threat Intelligence Consulting Leading to Incident Response and Managed Security Engagements, Including Early Adoption of Multiple Newly Launched Solutions

Challenge: A global communications provider wanted to protect its intellectual property from potential industrial espionage threats.

Benefits of Our Solutions: The provider had used us in the past to analyze and consult on a sample of malware it had detected. During this assignment, the client realized the power of our threat intelligence developed by the Counter Threat Unit research team. Our visibility into the global threat landscape and the expertise of our Counter Threat Unit researchers convinced the client to adopt an even more proactive approach to its security and to subscribe to our managed security solutions, including our managed iSensor, security monitoring, monitored firewall and Vulnerability Management solutions. The client also adopted our incident response retainer solution for the rapid analysis, containment and remediation of any future security incidents to minimize their duration and impact.

The client has been interested in evaluating our new capabilities as they have become available in order to maintain the most advanced security protection for its intellectual property. Consequently, it was an early adopter of our Advanced Endpoint Threat Detection, or AETD, solution. The rapid time-to-detection combined with detailed information on activities taking place on servers, laptops and workstations provided by the AETD solution can greatly diminish the hours and resources required for any incident response. Because the client is interested in further shortening its time-to-detection window, it has continued to participate in testing our new platforms and solutions. The provider has been a client since November 2012.

Healthcare Network Provider: Our Integrated Suite of Solutions Strengthening the Security Posture of the Client While Also Ensuring Effective Regulatory Compliance

Challenge: A healthcare network provider that was experiencing substantial growth in the number of patients served recognized that its increasingly large database of patient information made the provider a more attractive target for a cyber threat actor. HIPAA compliance mandates and the client’s provision of services to a number of government customers increased the importance of maintaining a strong security posture during this period of growth. The client’s leadership team assessed its current security posture, which was largely maintained internally, and determined that it could more rapidly achieve the required level of protection by engaging a third party.

Benefits of Our Solutions: The company selected us over a major competing vendor because our threat intelligence capabilities and ability to deliver a range of solutions across multiple layers of security enabled us to provide a more comprehensive solution to meet the client’s needs.

We initially provided the client with a broad range of managed security solutions that encompassed managed iSensor, Managed Intrusion Prevention System, managed firewall, monitored firewall, security monitoring, Vulnerability Management with “threat prioritization,” log retention and AETD. The client also subscribed to our global threat intelligence solution, incorporating feeds from the solution into its security information and event management platform. By leveraging our integrated solutions, the client has been able to quickly strengthen its security posture while also ensuring effective compliance with regulatory requirements. Since the initial engagement in February 2015, the client has doubled its use of our security monitoring and AETD solutions and continues to explore with us other potential additions to its security architecture.

Gas and Convenience Store Chain: Security and Risk Consulting Leading to Adoption of Managed Security

Challenge: A large gas and convenience store chain realized that non-compliance with the PCI Data Security Standard, or PCI DSS, resulting in an information security breach could attract heavy fines and penalties that would significantly affect its financial results. The retailer needed a thorough evaluation of its IT environment and compliance with PCI DSS by a vendor who could understand its proprietary business and operating model.

Benefits of Our Solutions: Leveraging an existing relationship with our parent company, Dell, the client engaged our security and risk consulting compliance experts. Our security consultant performed an onsite PCI DSS gap analysis to assess the state of the client’s current environment. Our consultant also reviewed the client’s PCI DSS scanning reports of externally facing IT systems, such as point-of-sale servers, to detect and remediate vulnerabilities. The client retained us for additional solutions, including log retention, Vulnerability Management and the use of our client portal, to obtain a streamlined but comprehensive view into log and scanning results. The client recognized that its deployment of our solutions freed up valuable IT resources it could then focus on core areas of its business. Our trusted relationship with the client continued to develop and resulted in the client further expanding its utilization of our solutions to include Security Awareness Training. The retailer has been a client since July 2011.

Our Technology Platform

We utilize the key components of our infrastructure described below to deliver our intelligence-driven information solutions to our clients.

Counter Threat Platform

Our proprietary Counter Threat Platform was purpose-built to be the foundation of our information security solutions. It has a multi-tenant, distributed architecture that enables our software to run on a single platform while providing simultaneous access to multiple users. The platform collects, aggregates, correlates and analyzes billions of daily events from our extensive client base, and uses sophisticated algorithms to detect malicious activity and deliver security countermeasures, dynamic intelligence and valuable context regarding the intentions and actions of cyber adversaries. The timely analysis and routing of this security information enable our solutions to assess risk in real time and allows us to report rapidly to our clients worldwide. The platform is highly flexible, permitting us to tailor our solutions to a client’s unique environment, and can be configured to identify specific security events of interest to a particular client. Our platform was designed to be vendor-neutral. As a result, it can aggregate events from a wide range of security and network devices, applications and endpoints.

The platform leverages our intelligence gained over 16 years of processing and handling events to provide insight into how attacks are initiated and spread across our clients’ networks. The platform also applies security intelligence based on millions of threat indicators continuously gathered by our Counter Threat Unit research team through in-depth analysis of the cyber threat environment. This team conducts research into emerging threat actors and new attack tactics, and develops countermeasures that we apply to the platform to enable our clients proactively to prevent and detect compromises of their security. Our ability to see more security incidents along with the applied intelligence acts as an early warning system that enables our security analysts to proactively alert clients, apply protections and respond quickly with appropriate context. The more security events we see, the more accurate our protections are and the more accurately we can respond.

The Counter Threat Platform is supported by the following proprietary technologies:

•	Counter Threat Appliance. Our Counter Threat Appliance performs several of the important functions of the Counter Threat Platform. The Counter Threat Appliance is a physical or virtual appliance deployed in a client’s data center, branch office or cloud environment, or our own data center. This technology supports a wide range of security and network devices, applications and endpoints to collect information on the client environment, perform analytics and report to our counter threat operations centers. The Counter Threat Appliance establishes secure non-intrusive communications to transmit data back to our data centers, where the Counter Threat Platform performs additional analysis to determine where to route security events.

•	Multi-Purpose Logic Engine. Our Multi-Purpose Logic Engine is an analytics engine that leverages our broad visibility into the global threat environment and applied intelligence from the Counter Threat Unit to identify security incidents of interest. The engine intelligently processes billions of events into actionable information, providing valuable context to our security analysts to help inform their analysis of the security incidents and shorten the client’s response time.

•	Foresee. Foresee, our behavioral and self-learning technology, identifies malicious events through the use of signature, reputation and a variety of other classifiers. Foresee calculates a score representing the probability and degree of confidence that a particular event or a collection of events is malicious. Foresee learns which events are malicious or non-malicious based on ongoing feedback from our certified security analysts, and applies machine-learning analysis techniques for the discovery of previously unknown threats.

•	Very Large Database. Our Very Large Database efficiently and cost-effectively processes, analyzes and stores billions of structured and unstructured data elements, which help us to identify new security threats, provide valuable context to our security analysts and clients, and enable CTU researchers to perform historical threat analysis.

•	Threat Intelligence Management System, or TIMS. We manage structured and unstructured data in TIMS. TIMS collects, correlates and analyzes billions of data points to catalogue threat actors and generate threat indicators applied across our solutions. The data points are sourced from our managed security solutions, malware, social media, honeypots (or traps set to detect or counteract attempts at unauthorized use of information systems), open source intelligence, hunting and incident response engagements, strategic relationships and priority research.

•	Catalog for Artifacts and Signal Extraction, or CASE. CASE is a repository and a set of tools for the dynamic analysis of malware to catalogue its behaviors and generate threat indicators. CASE feeds threat indicators determined from the analysis of malware into TIMS.

•	Attacker Database. Our Counter Threat Unit research team maintains a patented process for generating a proprietary Attacker Database that contains IP addresses and domain names of servers hosting exploits and malware, command and control servers, and other known malicious infrastructure. We apply this information to our Counter Threat Platform, iSensor and third-party security controls to provide client protections across our solutions.

•	Portal. Powered by integrated intelligence and analytics tools, the portal delivers real-time information to client executives, managers and security professionals and provides insights that help clients make better security decisions. It also facilitates real-time communication between clients and our security analysts, measures the effectiveness of a client’s security profile using asset-based and risk-weighted analyses, supports regulatory compliance requirements and enables a visualization of point-in-time, comparative and historical security trends across multiple security metrics. Our portal is accessible via web and mobile applications as well as via custom-built applications that leverage our application programming interfaces.

Counter Threat Operations Center Automation

We have developed several technologies integrated into the Counter Threat Platform to automate operations within our counter threat operations centers, where our security professionals identify, diagnose and respond to security information.

•	Threat Analysis Platform. We present threat information to our certified security analysts in a custom-built graphical user interface. This interface supports the delivery of high-quality security analysis of threats targeting or occurring within a client’s environment. Visualization enables our security analysts quickly to detect patterns and to determine in real time relationships of security incidents within a client environment and across our entire client base. Our security analysts have access to all data collected from client environments and intelligence from our Counter Threat Unit to provide them with the context necessary to inform their analysis and to help them determine whether they should communicate information about a security incident to a client.

•	Ticket Management. Our ticket management system is based on Information Technology Infrastructure Library principles and delivers security monitoring and device management solutions to clients. A sophisticated and configurable workflow provides incident, change and problem management in a leveraged-service delivery model to enable our counter threat operations centers to handle a higher volume of work with consistent quality.

•	Management and Monitoring Tools. In order effectively to manage and monitor our infrastructure at client sites and our data centers, we rely on a suite of purpose-built software applications to facilitate the full lifecycle management of all software and configuration deployments and updates, efficient management and troubleshooting, and monitoring of the health and availability of devices.

Other Enabling Technologies

iSensor. Many of our clients use our proprietary network intrusion detection and prevention appliance, the iSensor. iSensor eliminates malicious inbound and outbound traffic in real time by performing in-line deep packet inspection (which is an examination of packet data as the data pass through the device for signs of malware, intrusions or other threats) and applying countermeasures from the Counter Threat Unit.

RedCloak. RedCloak, our endpoint threat detection software, allows us to apply our threat intelligence to the endpoint to reduce the amount of time required to detect a compromise of security and reduce the effort required to respond. RedCloak also allows us to prevent a compromise by developing strategic countermeasures that interdict tactics used by threat actors.

Third-Party Technologies. Our intelligence-driven information security solutions are designed to monitor alerts, logs and other messages across multiple stages of the threat lifecycle. In deploying these solutions, we integrate a wide array of proprietary and third-party security products. Our technology supports firewalls from market-leading vendors, including Cisco Systems, Inc., Palo Alto Networks, Inc., Check Point Software Technologies Ltd., Juniper Networks, Inc., Fortinet, Inc. and Dell SonicWall, intrusion prevention systems from vendors such as Intel Corp. (McAfee), and web application firewalls from vendors such as Imperva, Inc., F5 Networks, Inc. and Citrix Systems, Inc.

Further, we maintain alliance partnerships with key technology providers who deliver capabilities we see as valuable in keeping our clients secure. These partnerships involve technology licensing, joint technology development, integration, research cooperation, co-marketing and sell-through arrangements. Key technology partners include Qualys, Inc., Kenna Security, Inc., Cisco Systems, Inc. (Sourcefire), Lastline, Inc., TIBCO Software Inc. (LogLogic), Bit9, Inc. (Carbon Black), Wombat Security Technologies, Inc. and Global Learning Systems, LLC. The principal technologies we license from some of these providers provide us with the following capabilities we integrate into our solutions:

•	Qualys – vulnerability management

•	Kenna Security – vulnerability management

•	Cisco (Sourcefire) – network security

•	Lastline – malware detection and protection

•	TIBCO (LogLogic) – log management

•	Bit9 (Carbon Black) – endpoint security

•	Wombat Security – security awareness training

•	Global Learning Systems – security awareness training

We license the technologies under agreements that generally have terms ranging from one to five years, subject to renewal in most cases either upon notice of renewal or upon failure by us or the provider to give notice of termination to the other party. The provider generally may terminate any license upon advance notice to us of between 90 and 270 days. The technology partner license agreements generally provide for post-termination support, transition and wind-down periods that are intended to limit any disruption to our business that could result from a license termination. We generally are required under the agreements to make licensing payments in the form of fees or royalties at a discount off the list price, although some agreements also include volume or tiered pricing.

Our Offerings

We offer an integrated suite of intelligence-driven information security solutions. Our clients may subscribe to our full suite of solutions or elect to subscribe to various combinations of our individual solutions. All of our solutions are enabled by our Counter Threat Platform and our large team of skilled security experts.

Managed Security

We offer a broad range of managed security solutions, including those highlighted below.

Security Monitoring. Security appliances, systems and servers generate extensive logs, alerts and other messages every day. This raw information must be continuously monitored, correlated and analyzed in order to identify security events of actual concern while generating a minimal number of falsely positive results. Our security monitoring solution collects, correlates and analyzes logs, alerts and other messages generated by most leading security technologies and critical information assets, on a 24/7 basis, to identify anomalies and respond to threats in real time. This solution functions either on a stand-alone basis or in concert with client-owned security information and event management platforms.

Advanced Malware Protection and Detection. Our advanced malware protection and detection solution, or AMPD, provides a layer of defense against emerging zero-day threats for enterprise and medium-sized organizations. AMPD uses next-generation sandboxing technology with full-system emulation to execute and analyze malware within a controlled environment, and draws on our vast threat intelligence data pool and our expert threat analysis teams. AMPD’s combination of deep intelligence capabilities developed by the Counter Threat Unit and advanced technology permits our clients to see, rapidly analyze and accurately diagnose zero-day vulnerabilities, and to obtain focused guidance that expedites threat remediation.

Advanced Endpoint Threat Detection. Advanced endpoint threat detection, or AETD, improves situational awareness and visibility through proprietary endpoint intelligence developed by the Counter Threat Unit. AETD is a fully managed security solution that monitors the state of endpoints, which include Windows servers, laptops and desktops, for threat indicators, investigates events to determine their severity, accuracy and context, and quickly escalates critical events to the client’s attention indicating that an endpoint may be compromised.

Firewall and Next-Generation Firewall Solutions. Firewalls provide critical information necessary to identify and evaluate security events. We provide an array of firewall solutions ranging from the collection, organization and reporting of firewall information to the full management of a client’s firewall by our security analysts, including rule-set changes and overall configuration of the device for optimal performance. Our experts hold certifications from leading vendors and have significant experience with the relevant technologies, enabling us to provide solutions to support market-leading vendors in various types of environments. Our firewall management solutions ease the adoption of next-generation firewall technology through policy-based control over applications, users and content, device provisioning and deployment, and immediate response to security events.

Managed Web Application Firewall Solutions. Web application firewalls are designed specifically to protect applications that deliver critical services via Internet web protocols. These firewalls block certain connections while permitting others based on the configuration of the firewall in order to ensure that only legitimate traffic reaches protected applications. Web application firewalls are increasingly utilized to address various compliance mandates, including the PCI DSS. Our managed web application firewall solution assists clients with the end-to-end management of these complex devices, from initial configuration and periodic policy changes to patching, updating and full-time monitoring of system health and performance.

Managed Network Intrusion Detection System, or IDS, and Intrusion Prevention System, or IPS, Solutions. IDS and IPS technologies can provide a highly effective layer of security. We provide a wide range of solutions to enable our clients to realize the benefits from these technologies, and effectively identify threats faster. Our solutions include security monitoring, performance and availability management, device upgrades and patch management, policy and signature management, integration of Counter Threat Unit intelligence and use of our proprietary iSensor device. We manage leading vendors’ IDS and IPS products as well as our iSensor.

Vulnerability Management. Our Vulnerability Management solution, which is fully managed and maintained by a dedicated vulnerability management team, encompasses the two solutions described below.

•	Managed Vulnerability Scanning. A vulnerability scan is designed to alert an organization to potential exposures and vulnerabilities in its network. As part of our solution, we perform internal and external scan audits across network devices, servers, databases and other assets in on-premise and cloud environments.

•	Managed Web Application Scanning. Applications that deliver services via the web are the lifeblood of business-to-business and business-to-consumer e-commerce. A vulnerability scan can alert an organization to potential exposures and weaknesses in these web-based applications before a threat actor exploits those weaknesses. Our managed web application scanning solution performs deep and accurate scans of web applications that are hosted on client premises or in cloud environments. These scans search for vulnerabilities specific to the web protocols that are foundational to web applications. Our solution also supports the ability to log into web applications and discover vulnerabilities that may lie behind the login page.

Log Retention Solutions. We offer comprehensive log aggregation, retention, searching and reporting solutions. Log retention enables our clients to satisfy various compliance obligations, which require full log retention from critical IT systems to ensure the integrity of confidential data, and to conduct forensic investigations. Our log retention solution provides support for a wide range of sources, allowing the capture and aggregation of millions of logs generated every day by critical information assets such as servers, routers, firewalls, databases, applications and other systems of the log retention appliance.

Managed Policy Compliance. To assist clients in improving their security and compliance with regulatory mandates, our managed policy compliance solution ensures that the configurations of clients’ critical systems are known, tracked and comply with pre-established security guidelines. Our solution consists of two key components, consisting of software that automatically retrieves the configurations of critical systems and compares them to pre-established configuration targets, and a library of more than 5,000 security and compliance-driven configuration checks across three systems. Our solution helps clients establish configuration targets, set up the scans, monitor the output and report on the results.

Delivery Options for Managed Security

Our managed security clients can choose how much control they maintain over their IT security infrastructure by selecting among our fully managed, co-managed or monitored solution delivery options. Our solutions are designed to be flexible and scalable to complement the evolving security needs of our clients. Our clients often migrate between the different delivery options in response to their changing needs as well as to the changing threat landscape.

Fully Managed. With our fully managed delivery options, we assume control of a client’s security technology so the client can focus on running its business rather than becoming a security administrator. Clients selecting fully managed delivery obtain all of the benefits of our monitored delivery option, including access to our on-demand Counter Threat Platform. In addition, our team of security analysts will monitor and manage a client’s security technology or selected devices, proactively update that security infrastructure to protect against emerging threats, identify vulnerabilities, ensure that the devices are properly configured with our latest countermeasures, and block or respond to immediate threats in accordance with the client’s escalation policies. We believe that our fully managed solutions provide clients with increased security protection based on our best practices and security expertise applied across our client base, as well as improved operational efficiency by removing the overhead costs associated with managing security technology.

Co-Managed. Clients often deploy our managed solutions on a co-managed basis as an extension of their security personnel. The co-managed delivery option enables the client to retain control over its security infrastructure to the extent that it prefers to do so, and enables its security staff to work with our experts as a team while maintaining full access and visibility into the management process. This option is particularly suitable for organizations that already possess in-house security expertise, but that seek to remove the burden of managing devices from their staff so they can focus on more strategic security initiatives.

Monitored. Clients selecting our monitored solutions obtain access to our on-demand Counter Threat Platform through our web-based portal, plus real-time monitoring and analysis by our security analysts of events collected from security and network devices and applications. Our monitored solutions enhance our clients’ security position by providing them with a holistic view of their security activity, valuable context from our team of security analysts and comprehensive reporting to demonstrate regulatory compliance. Our ability to see more security incidents across our entire client base along with our threat intelligence acts as an early warning system which benefits clients by proactively alerting them to potential threats, applying protections and helping them respond quickly. The more we see, the more accurate our protections are, and the more accurately we can respond. Through our monitored solutions, we leverage our on-demand Counter Threat Platform to correlate information from many devices and applications, providing security analysts with the context they need to significantly reduce falsely positive results and alert clients to actual threats against their organizations.

In general, our managed delivery options require our security professionals to be directly involved with our client’s security technology, and, accordingly, the cost to service these delivery options is generally higher than the cost to service monitored delivery options. Over the last three fiscal years, we have generated the majority of our managed security solutions revenue from either fully managed or co-managed delivery options. Our future success depends on our ability to manage efficiently the costs of our security offerings and to price our security solutions in an effective manner.

Threat Intelligence

Powered by our Counter Threat Unit research team, threat intelligence delivers early warnings and actionable intelligence that enables rapid protection against threats and vulnerabilities before they affect an organization. Threat intelligence is applied as part of our managed security offerings, but also may be offered separately.

Global Threat Intelligence. Our global threat intelligence solutions provide proactive, actionable intelligence tailored to an organization’s environment, including clear, concise threat and vulnerability analysis, detailed remediation information and recommendations, consultation with our threat experts, on-demand access to extensive threat and vulnerability databases, malware analysis upon request, intelligence feeds and integration with our other solutions for correlation and unified reporting.

Borderless Threat Monitoring. Our borderless threat monitoring solution delivers organizations with timely and actionable security intelligence that provides them with insight into threat activities that may exist beyond the edge of their network. This solution proactively informs organizations of network threat indicators that apply to their particular network environment and allows them to manage the threat in accordance with their escalation policies.

Malware Code Analysis. Our malware code analysis solution focuses on reverse engineering malicious or unknown code identified in security events in order to provide an organization with a better understanding of the code’s behavior and its impact on the organization’s systems and information. Using advanced computer forensic tools and techniques, our security experts thoroughly dissect the code to determine its functionality, purpose, composition and source.

Enterprise Brand Surveillance. Our enterprise brand surveillance solution offers real-time monitoring of a range of intelligence outlets to identify developing threats from exposure of sensitive data, targeting by threat actors and risks to perception of the client’s brand. This solution provides our clients with live notifications delivered upon discovery of actionable intelligence. It also provides clients with context regarding potential threats and helps them to develop informed risk mitigation strategies.

Security and Risk Consulting

Our consulting organization provides expertise and analysis to help clients improve their security posture by comprehensively assessing security capabilities, designing and building robust security programs, preparing employees against cyber attacks, facilitating regulatory compliance and helping clients identify, prioritize and resolve the vulnerabilities that pose the greatest threat. We offer both project-based and long-term contracts, including retainer contracts sold together with our managed security solutions. For example, we may enter into a managed security contract bundled together with an incident response retainer.

Our team has extensive experience, supported by our Counter Threat Platform, conducting security, compliance and risk engagements across many industries and geographic areas, and under recent regulations and industry standards that impose security mandates. The professional services offered by the team include the following:

Technical Testing and Assessments. Our testing and assessment solutions provide clients with the knowledge, expertise and efficiency needed to conduct thorough security and risk evaluations of their environments. We offer testing and assessments that address logical, physical, technical and non-technical threats in order to identify gaps that create risk, construct a stronger security posture and meet compliance mandates. Our testing and assessments solutions include application security, network security and “red team” testing, which simulates cyber attacks using real-world tactics, techniques and procedures.

Security and Governance Program Development. Our security and governance program development solutions provide our clients with security, risk and compliance expertise to help them develop strategic security and governance programs based on industry and observed best practices. These solutions include internal audit support and the development of corporate information security and computer security incident response security awareness programs.

Targeted Threat Hunting. The targeted threat hunting solution uses proprietary technology to search client networks to identify the presence of security compromises and entrenched threat actors operating in a client’s environment. The solution draws on our threat intelligence and extensive experience countering cyber adversaries.

Cloud Security. We help clients to deliver cloud-based services securely and to satisfy their compliance requirements. Our cloud security solutions include cloud security strategic consulting, cloud risk assessment, assurance testing of cloud deployments, incident response in cloud environments and cloud security architecture and design.

Security Awareness Training Solutions. Our security awareness training solutions help clients assess their current information security awareness training programs, design new programs with senior IT security advisors and provide specialized training to address areas of greatest concern. As part of our information security training solutions, we offer on-demand security training, security awareness needs assessment, security awareness program development, managed phishing and managed security awareness programs.

Security Design and Architecture Solutions. Our security design and architecture solutions help clients to clarify their information security priorities and identify their most vulnerable assets that require security monitoring, as well as to obtain a prioritized roadmap of upgrades to help with budgeting and determining resource requirements. Our solutions include security health check solutions, security architecture assessment solutions and security architecture and design consulting.

Security Residency Solutions. Our security residency solutions provide clients with security consultants who serve as extended members of their staff either on-site or remotely to extend and heighten an organization’s security expertise and capabilities. We offer several levels of resident security consultants, including executive, expert and technical consultants tailored to the security expertise and leadership our clients need. Residency solutions often are combined with managed security solutions in complex enterprise environments to enhance the value clients obtain from our solutions. Consulting residents align our solutions with the clients’ internal processes, integrate our data feeds into client applications and dashboards, and produce customized analytics and reporting. In addition, residents can assist clients with handling the security events identified by our managed security solutions.

Incident Response

Incident response typically is deployed along with security and risk consulting. The professionals who deliver incident response help clients rapidly analyze, contain and remediate security breaches to minimize their duration and impact.

Incident Management Proactive Solutions. Through our incident management proactive solutions, our security consultants work with clients to prepare them to respond quickly and effectively to a security incident. In providing these solutions, we feature both incident management risk assessment and response plan review and development solutions. Our incident management risk assessment solution evaluates a client’s ability to detect, resist and respond to a targeted or advanced threat and is designed to help our clients understand their exposure to these threats, including advanced persistent threats, or APTs, in order to reduce their risk of compromise. Our response plan review and development solution supports our clients in developing an effective computer security incident response plan, or CSIRP, based on IT security best practices, incorporating the latest threat intelligence tailored to the client’s specific needs.

Incident Response Testing and Capability Analysis. Through real-world simulations, incident response testing and capability analysis tests and evaluates the effectiveness of an organization’s CSIRP and attack response procedures. We employ tabletop exercises to subject IT teams to simulated threats, such as cyber crime and APTs. The exercises demonstrate the ways a client’s systems and network can be breached and the critical actions required during a breach to contain a threat. We also offer an incident response retainer, through which our security experts can provide emergency incident response solutions within minutes of a reported breach.

Emergency Incident Response Solutions. Through our comprehensive range of incident response and management solutions, we seek to ensure that organizations experience minimal economic loss and operational disruption when a security incident occurs. Our security consultants work to minimize the duration and impact of any breach through incident management, surveillance, digital forensic analysis, malware analysis and reverse engineering.

Operations

Counter Threat Operations Centers

Our counter threat operations centers employ a highly trained team of security analysts who draw upon their extensive experience and deep insight into the global threat landscape, which they have developed in the daily monitoring of our clients’ security activity, to quickly identify, diagnose and respond to security information. These centers work together seamlessly to provide continuous operations around the clock, every day of the year, and are equipped with state-of-the-art video conferencing and voice communication technologies to facilitate close collaboration among team members.

As of January 29, 2016, we had four counter threat operations centers located worldwide. The centers enhance our global visibility and enable us to serve regional clients while also providing us with access to qualified information security professionals in the regions. Our CTOC locations are in Atlanta, Georgia, Chicago, Illinois, Providence, Rhode Island, and Edinburgh, Scotland. Additional personnel support our operations from locations in Australia, Japan and Romania.

Data Centers

As of January 29, 2016, we relied on two primary data centers to sustain our operations, each of which is capable of sustaining our operations individually. The data centers are located in Atlanta, Georgia and Quincy, Washington. The Atlanta data center is leased from a third party which exclusively serves us, while the Quincy data center is housed in a Dell-owned facility. A wide area network connecting all of our CTOCs and data centers, supported by diversely routed entry points, ensures that connectivity is highly available. In addition, the Atlanta and Quincy facilities are connected by a dedicated point-to-point dark fiber circuit for purposes of enabling high-performance Counter Threat Platform communications. Both facilities include redundant power plants, high-capacity backup power generators and redundant cooling systems.

Security Professionals

Security Analysts. Our security team consists of highly experienced and well-trained security analysts. Members of the team hold a variety of certifications and undergo a thorough technical screening process, personality assessment, criminal background check and reference check. As a condition of their continued employment, our security analysts must obtain and maintain the SANS Institute Global Information Assurance Certification, or GIAC, intrusion analyst certification. Members of the team also hold a variety of security industry and product certifications, including certifications as a Certified Information Systems Security Professional, or CISSP, a Cisco Certified Network Associate, or CCNA, a Cisco Certified Security Professional, or CCSP, a Check Point Certified Security Expert, or CCSE, a Check Point Certified Security Administrator, or CCSA, and a Microsoft Certified Solutions Expert, or MCSE. Our security analysts are available to our clients for consultation and provide on-demand security expertise to address current and critical information security issues.

Counter Threat Unit—Threat Researchers. Our expert team of threat researchers, which we refer to as our Counter Threat Unit, identifies and analyzes emerging threats to evaluate the potential risk the threats pose to client environments and to develop countermeasures to protect clients’ critical information assets. Our threat researchers analyze activity across the Internet and in the Counter Threat Platform to uncover new attack techniques and threats. This process enables the Counter Threat Unit to identify emerging threats and develop countermeasures that protect our clients before these threats result in economic or reputational damage, regulatory risk or other adverse effects on an organization’s security posture. Applying this intelligence across our solutions portfolio provides our security analysts, security consultants and incident responders with deeper insight and enriched context regarding the tactics, techniques and procedures employed by threat actors, and facilitates faster, more precise and more effective delivery of solutions to clients. Unlike security research teams at many other providers, the Counter Threat Unit allocates considerable research attention to the detection and analysis of targeted threats rather than focusing solely on traditional generalized threats launched against a broad array of targets.

We believe our threat researchers are among the most proficient in the industry, with exceptional talent for malware analysis, reverse engineering, counter threat intelligence, forensics and cyber crime investigation. We believe that the Counter Threat Unit is frequently among the first to bring to market the identification of new exploit techniques and the analysis of emerging threats, and the expertise of team members is often sought by large enterprises, government agencies and media outlets. In 2014, our threat researchers were referred to in over 2,500 online article postings. In addition, the CTU maintains relationships with other prominent security organizations, such as the Forum of Incident Response Teams, or FIRST, the National Cyber-Forensics & Training Alliance, or NCFTA, the Microsoft Active Protections Program, the Financial Services Information Sharing and Analysis Center, and the National Health Information Sharing & Analysis Center, among others.

Our team members have diverse experience and backgrounds in the private security, military and intelligence communities. Various members formerly served with the U.S. Computer Emergency Readiness Team, the Army Global Network Operations Security Center, the U.S. Cyber Command, the Department of Defense, National Laboratories and the SANS Institute.

Sales and Marketing

Our sales and marketing organizations work together closely to drive revenue growth by enhancing market awareness of our solutions, building a strong sales pipeline and cultivating client relationships. We offer managed security and advanced threat intelligence on a subscription basis. We sell these solutions under contracts with initial terms that typically range from one to three years and, as of January 29, 2016, averaged two years in duration. We provide security and risk consulting primarily under fixed-price contracts, although we perform some engagements under variable-priced contracts on a time-and-materials basis.

As of January 29, 2016, we had 415 employees in our sales and marketing organization.

Sales

We sell our solutions to clients of all sizes primarily through our direct sales organization, supplemented by sales through our channel partners, which primarily include referral agents, regional value-added resellers and trade associations. Approximately 94% of our revenue in fiscal 2016 was generated through our direct sales force, in some cases in collaboration with members of Dell’s sales force, with the remaining portion generated through our channel partners. As of January 29, 2016, we maintained relationships with numerous channel partners. As part of our growth strategy, we seek to expand our distribution opportunities by entering into relationships with original equipment manufacturers, large systems integrators and other telecommunications providers. As we focus on further developing our distribution relationships, we expect that sales from channel partners will account for an increasing percentage of our future revenue.

Of our employees as of January 29, 2016, 333 were dedicated to direct sales and 39 were dedicated to sales support. Our direct sales organization consists of insides sales and field sales personnel and solutions architects organized by core client segments and geography. We cultivate prospects through a broad range of sales tactics. Our sales strategy varies based on the size of the company and the target point-of-entry into an organization, which is primarily through chief information security officers or other IT leaders, including security executives, security specialists, compliance officers and IT generalists. Within North America, our direct sales organization has separate teams focused on the Global 500 companies, large enterprises, small and medium-sized businesses, and U.S. state and local government agencies. We believe that additional investment in our sales staff will contribute to our long-term growth.

We believe that our sales process differentiates us in the marketplace for information security solutions. The process typically begins by emphasizing the importance of educating key IT decision makers within a client organization with respect to the organization’s information security needs. We deliver a technical evaluation performed by a team that includes both highly trained sales personnel and security experts. This allows us to tailor the solution design, including the level of service and deployment options, to the organization’s specific security needs and to become its long-term advisor and partner. A typical large enterprise sales team includes an inside sales team that is responsible for developing sales leads, a direct sales team that is responsible for obtaining new clients and some cross-sales, an enterprise account management team that is responsible for renewals and some cross-sales, and security engineers who provide technical support to our sales personnel.

Sales of our solutions usually require lengthy sales cycles, which are typically three to nine months, but can exceed 12 months for larger clients. Sales to prospective clients involve educating organizations about our technical capabilities and the use and benefits of our solutions. Large clients considering significant deployments typically undertake a significant evaluation and acceptance process before subscribing to our solutions.

Since our acquisition by Dell in February 2011, we have marketed our solutions through Dell’s channel partners as well as through our own. As described under “Certain Relationships and Related Transactions— Operating and Other Agreements Between Dell or Denali and Us,” in connection with this offering, we have entered into agreements with Dell to preserve, and potentially expand, our existing commercial arrangements with Dell.

Marketing

Our marketing efforts seek to enhance our brand, expand our market awareness and build a strong sales pipeline. Our marketing team consists primarily of solutions marketing, field marketing, channel marketing and public relations functions.

We actively manage our public relations efforts and communicate directly with IT professionals and the media in an effort to promote our information security solutions and contribute to the business community’s ongoing examination and understanding of information security. We participate in industry trade shows and conferences, drive thought leadership in our industry, host webcasts, conduct online marketing activities and use various other marketing strategies to create awareness of our brand and offerings.

Of our employees as of January 29, 2016, 43 were dedicated to marketing.

Client Service, Training and Support

Client service, training and support are key elements of our commitment to provide superior client service. We have a comprehensive client service training and support program to communicate our commitment to client service and to enhance the value that our clients derive from our solutions. We ensure that each client has contact with us, other than through our security analysts, multiple times each year. For our clients with the largest deployments and service contracts, we provide additional levels of access to senior management, including an executive sponsor who meets with the client at least two times each year and advisors who consult in their specific areas of expertise.

We provide extensive education, training and support on the functionality of our solutions, so that our clients are able to fully utilize their benefits. Our client service training and support team provides dependable and timely resolution of client security concerns and technical inquiries, and our certified security analysts are continuously available to clients for consultation by telephone or e-mail and over the Internet through our portal. We regularly conduct client surveys to help us evaluate and develop our existing solutions and other solutions that we believe could enhance our client relationships.

Competition

The market for information security services is intensely competitive, and we expect competition to increase in the future. Changes in the threat landscape and the broader IT infrastructure have led to quickly evolving client requirements for protection from security threats and adversaries.

We compete primarily against the following four types of security services and product providers, some of which operate principally in the large enterprise market and others in the market for small and medium-sized businesses:

•	global telecommunications and network services providers such as AT&T Inc., BT Group PLC, Verizon Communications Inc. and NTT Communications Corp.;

•	providers of specialized or niche IT security products and services such as FireEye, Inc., Palo Alto Networks, Inc. and Symantec Corporation;

•	diversified technology companies such as Cisco Systems, Inc., Hewlett Packard Enterprise Company, International Business Machines Corporation and Intel Corporation; and

•	regional information security services providers that compete in the small and medium-sized businesses market with some of the features present in our information security solutions.

We believe that the principal competitive factors in our market include:

•	global visibility into the threat landscape;

•	ability to generate actionable intelligence based on historical data and emerging threats;

•	scalability and overall performance of platform technologies;

•	ability to integrate with, monitor and manage a variety of third-party products;

•	ability to provide a flexible deployment option to cater to specific client needs;

•	ability to attract and retain high-quality professional staff with information security expertise;

•	brand awareness and reputation;

•	strength of sales and marketing efforts;

•	cost effectiveness;

•	client service and support; and

•	breadth and richness of threat intelligence, including history of data collection and diversity and geographic scope of clients.

We believe that we generally compete favorably with our competitors on the basis of these factors as a result of the architecture, features and performance of our Counter Threat Platform, the quality of our threat intelligence, the security expertise within our organization, and the ease of integration of our solutions and platform with other technology infrastructures. However, many of our existing and potential competitors, particularly in the large enterprise market, have advantages over us because of their longer operating histories, greater brand name recognition, larger client bases, more extensive relationships within large commercial enterprises, more mature intellectual property portfolios and greater financial and technical resources.

Research and Development

We invest significant time and resources to maintain, enhance and add new functionality to our Counter Threat Platform and purpose-built technologies that are critical enablers of our solutions. Our research and development organization is responsible for the design, development and testing of all aspects of our suite of information security solutions. The members of the organization have deep security and software expertise and work closely with our product management and client service training and support teams to gain insights into clients’ environments for use in threat research, product development and innovations. The organization focuses its research on identifying next-generation threats and adversaries and developing countermeasures, which are continuously applied to our platform and used to respond to the rapidly evolving security threat landscape.

We believe that innovation and the timely development of new solutions are essential to meeting the needs of our clients and improving our competitive position. Several of the solutions we have released in the past year are the result of our internal SecureWorks Innovation Council, which we created with the goal of giving groups within our company a chance to solve difficult security issues under a defined leadership team and use the best ideas to develop new solutions. As our clients move their applications and data into third-party cloud environments, we will extend and integrate our solutions into these environments globally. In addition, point solutions we develop for clients during security and risk consulting engagements often are integrated into our portfolio of solutions and made available to our broader client base.

The majority of our research and development team is based in our offices in Atlanta, Georgia, Providence, Rhode Island, Pittsburgh, Pennsylvania, Edinburgh, Scotland, and Hyderabad, India. As of January 29, 2016, our research and development team employed 354 full-time members. Our research and development expenses were $50 million in fiscal 2016, $32 million in fiscal 2015 and $27 million in fiscal 2014. We plan to continue to commit significant resources to research and development.

Intellectual Property

Our intellectual property is an essential element of our business. To protect our intellectual property rights, we rely on a combination of patent, trademark, copyright, trade secret and other intellectual property laws as well as confidentiality, employee non-disclosure and invention assignment agreements.

Our employees and contractors involved in technology development are required to sign agreements acknowledging that all inventions, trade secrets, works of authorship, developments, processes and other intellectual property rights conceived or reduced to practice by them on our behalf are our property, and assigning to us any ownership that they may claim in those intellectual property rights. We have stringent internal policies regarding confidentiality and disclosure. Our client and resale contracts prohibit reverse engineering, decompiling and other similar uses of our technologies and require that our technologies be returned to us upon termination of the contract. We also require our vendors and other third parties who have access to our confidential information or proprietary technology to enter into confidentiality agreements with us.

Despite our precautions, it may be possible for third parties to obtain and use without our consent intellectual property that we own or otherwise have the right to use. Unauthorized use of our intellectual property by third parties, and the expenses we incur in protecting our intellectual property rights, may adversely affect our business.

Our industry is characterized by the existence of a large number of patents, which leads to frequent claims and related litigation regarding patent and other intellectual property rights. In particular, large and established companies in the IT security industry have extensive patent portfolios and are regularly involved in both offensive and defensive litigation. From time to time, third parties, including some of these large companies as well as non-practicing entities, may assert patent, copyright, trademark and other intellectual property rights against us, our channel partners or our end-clients, which we are obligated to indemnify against such claims under our standard license and other agreements. Successful claims of infringement by a third party, if any, could prevent us from performing certain solutions, require us to expend time and money to develop non-infringing solutions, or force us to pay substantial damages (including, in the United States, treble damages if we are found to have willfully infringed patents), royalties or other fees.

Patents and Patent Applications

As of April 1, 2016, we owned 15 issued patents and 15 pending patent applications in the United States and four issued patents and two pending patent applications outside the United States. The issued patents are currently expected to expire between 2019 and 2033. Although we believe that our patents as a whole are important to our business, we are not substantially dependent on any single patent.

We do not know whether any of our patent applications will result in the issuance of a patent or whether the examination process will require us to modify or narrow our claims, as has happened in the past with respect to certain claims. Any patents that may be issued to us may not provide us with any meaningful protection or competitive advantages, or may be contested, circumvented, found unenforceable or invalid, and we may not be able to prevent third parties from infringing them. See “Risk Factors—Risks Related to Intellectual Property— Claims by others that we infringe their proprietary technology could harm our business and financial condition” for additional information.

Trademarks and Copyrights

The U.S. Patent and Trademark Office has granted us federal registrations for some of our trademarks. Federal registration of trademarks is effective for as long as we continue to use the trademarks and renew our registrations. We also have obtained protection for some of our trademarks, and have pending applications for trademark protection, in the European Community and various countries. We may, however, be unable to obtain trademark protection for our technologies and brands, and any trademarks that may be issued in the future may not distinguish our solutions from those of our competitors.

We do not generally register any of our works of authorship, including software and source code, with the U.S. Copyright Office, but instead rely on the protection afforded to such works by U.S. copyright laws, which provide protection to authors of original works whether published or unpublished and whether registered or unregistered.

We have entered into a trademark license agreement with Dell Inc. under which Dell Inc. has granted us certain non-exclusive rights to market our solutions using the “DELL” trademark, solely in the form of “SECUREWORKS—A DELL COMPANY,” after this offering. See “Certain Relationships and Related Transactions—Operating and Other Agreements Between Dell or Denali and Us—Intellectual Property Agreements—Trademark License Agreement” for additional information about this agreement.

Facilities

As of January 29, 2016, our facilities consisted of our corporate headquarters, four counter threat operations centers, two primary data centers, and various other Dell facilities housing our research and development, marketing and sales functions, and administrative and IT operations support. We either lease these facilities or have the right to use them pursuant to service agreements, either with Dell or with other third parties. As of January 29, 2016, we did not own any facilities.

Our corporate headquarters, as well as one of our counter threat operations centers and one of our data centers, is located in Atlanta, Georgia, where we lease facilities of approximately 141,228 square feet. As of January 29, 2016, we leased or licensed facilities for our other counter threat operations centers in the following locations: Chicago, Illinois; Providence, Rhode Island; and Edinburgh, Scotland. Our employees also operate out of a number of Dell facilities around the globe pursuant to arrangements with Dell. For information about our facility leases, see “Notes to Financial Statements—Note 7—Commitments and Contingencies—Lease Commitments.”

As we expand, we intend to lease or license additional sites, either from Dell or other third parties, for counter threat operations centers, sales offices and other functions. We believe that suitable additional facilities will be available on commercially reasonable terms to accommodate the foreseeable expansion of our operations.

For additional information about our facilities, see “—Operations—Counter Threat Operations Centers,” and “—Data Centers.”

Employees

As of January 29, 2016, we employed 2,047 full-time employees in the United States and 17 other countries, 434 of whom were based outside the United States. Of our employees, 612 were primarily engaged in security operations delivery, 347 in security consulting, 415 in sales and marketing, 354 in research and development and 319 in general and administrative functions.

None of our employees is represented by a labor organization or the subject of a collective-bargaining agreement.

Legal Proceedings

On April 26, 2013, SRI International filed a complaint in the United States District Court for the District of Delaware against us and Dell Inc. captioned “SRI International, Inc. v. Dell Inc. and SecureWorks, Inc., Civ. No. 13-737-SLR.” The complaint alleged that we and Dell Inc. are infringing and inducing the infringement of SRI International patent U.S. 6,711,615 covering network intrusion detection technology and SRI International patent U.S. 6,484,203 covering hierarchical event monitoring analysis. SRI International sought damages (including enhanced damages for alleged willful infringement), a recovery of costs and attorneys’ fees, and such other relief as the court deemed appropriate, and demanded a jury trial. We filed an answer to SRI International’s complaint which asserted affirmative defenses and counterclaims by us and Dell Inc., including that we do not infringe and do not induce the infringement of the asserted patents and that the asserted patents are invalid and unenforceable. In August 2015, SRI International and Dell Inc. entered into a settlement and license agreement under which SRI International granted to Dell Inc. and its affiliates (including us) a perpetual, fully paid-up, non-transferable, non-assignable or sub-licensable worldwide license under the patents subject to the litigation, Dell Inc. paid to SRI International a one-time lump sum of $7.5 million and the parties agreed to stipulate to dismissal with prejudice of all claims asserted by SRI International and dismissal without prejudice of all claims asserted by Dell Inc. or us in the litigation. Under the settlement and license agreement, if any affiliate of Dell Inc. (including us) ceases to be an affiliate of Dell Inc., that entity will retain its license under the agreement with SRI International, subject to certain terms and conditions as set out in the agreement with SRI International. The United States District Court for the District of Delaware dismissed the action in September 2015.

From time to time, we are involved in legal proceedings and subject to claims arising in the ordinary course of our business. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the resolution of these ordinary-course matters will not have a material adverse effect on our business, operating results, financial condition or cash flows. Even if any particular litigation is not resolved in a manner that is adverse to our interests, such litigation can have a negative impact on us because of defense and settlement costs, diversion of management resources from our business, and other factors.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information as of April 1, 2016 concerning our executive officers and individuals who currently serve on our board of directors or who will serve on our board of directors after the completion of this offering.

Name	Age	Position
Michael R. Cote	55	President, Chief Executive Officer and Director
Tyler T. Winkler	50	Vice President, Global Sales & Marketing
R. Wayne Jackson	58	Chief Financial Officer
Michael S. Dell	51	Chairman of the Board of Directors
Egon Durban	42	Director
Pamela Daley	63	Director Nominee
David W. Dorman	62	Director Nominee
Mark J. Hawkins	56	Director Nominee
William R. McDermott	54	Director Nominee
James M. Whitehurst	48	Director Nominee

Each executive officer serves at the discretion of the board of directors and holds office until the officer’s successor is duly elected and qualified, or until the officer’s earlier resignation or removal.

Additional information about our executive officers and directors is set forth below. In addition, we have described the experience, qualifications, attributes and skills of each director and director nominee that our board of directors considered in determining that such individual should serve on the board.

Michael R. Cote has served as our President and Chief Executive Officer and as a director since May 2015. He has served as our General Manager and as Vice President of Dell since our acquisition by Dell in February 2011. Upon or before the closing of this offering, Mr. Cote will cease to be a Vice President of Dell in order to focus exclusively on leading our company. Before our acquisition by Dell, Mr. Cote had served as our Chairman, President and Chief Executive Officer since February 2002. From January 2000 to January 2002, Mr. Cote was Chief Financial Officer of Talus Solutions, Inc., a pricing and revenue management software firm acquired in December 2000 by Manugistics Group, Inc., a public supply chain management software company. From February 1997 until September 1999, Mr. Cote served as Chief Operating Officer and Chief Financial Officer of MSI Solutions Inc., a web application development and systems integration company that was acquired in September 1999 by Eclipsys Corporation, a public healthcare software company. From April 1993 to January 1997, Mr. Cote served as the Chief Financial Officer of Medaphis Corporation, or Medaphis (subsequently acquired by Per-Se Technologies, Inc.), a provider of financial and administrative healthcare solutions, where he managed 36 acquisitions and four equity offerings. He served as the Controller of Medaphis from March 1992 until April 1993. Before March 1992, Mr. Cote held various positions at KPMG LLP, an independent registered public accounting firm. The board selected Mr. Cote to serve as a director because of his deep knowledge of our industry and 13 years of experience serving as our principal executive officer.

Tyler T. Winkler has served as our Vice President, Global Sales & Marketing since October 2014 and served as our Executive Director, Sales & Marketing from our acquisition by Dell in February 2011 until October 2014. Before our acquisition by Dell, Mr. Winkler had served as our Executive Vice President, Sales & Marketing since July 2005 and as our Senior Vice President, Sales & Marketing from May 2002 to July 2005. From October 2000 to May 2002, Mr. Winkler was Vice President of Sales for SafeNet, Inc., an information security company. Mr. Winkler began his career at ICARUS Corporation, a provider of knowledge-based engineering technologies, where he worked in positions ranging from sales representative to Vice President of Worldwide Sales & Marketing from 1992 to September 2000.

R. Wayne Jackson has served as our Chief Financial Officer since July 2015. Before joining us, Mr. Jackson was a partner at PricewaterhouseCoopers LLP, or PwC, an independent registered public accounting firm, since May 2003. At PwC, Mr. Jackson was the lead engagement partner for a number of the firm’s largest clients before his withdrawal from the firm in June 2015. In addition, he served as the global leader of the firm’s Entertainment and Media Group from June 2004 through June 2007. Mr. Jackson also served at PwC in a variety of roles between July 1979 and January 2000. From January 2000 to October 2002, Mr. Jackson was Chief Financial Officer and Senior Vice President of Concert Communications Services, a global joint venture created by AT&T Inc. and British Telecommunications plc, two global telecommunications companies. In his role as Chief Financial Officer of Concert Communication Services, Mr. Jackson was responsible for all finance, treasury, budget, planning and forecast functions for the company. Mr. Jackson is a certified public accountant.

Michael S. Dell has served as a director and non-executive Chairman of the Board since December 11, 2015. He serves as Chairman of the Board and Chief Executive Officer of Dell Inc. and, since the closing of Dell Inc.’s going-private transaction in October 2013, Denali Holding Inc. He has held the title of Chairman of the Board of Dell Inc. since he founded the company in 1984. Mr. Dell also served as Chief Executive Officer of Dell Inc. from 1984 until July 2004 and resumed that role in January 2007. In 1998, Mr. Dell formed MSD Capital, L.P. for the purpose of managing his and his family’s investments, and, in 1999, he and his wife established the Michael & Susan Dell Foundation to provide philanthropic support to a variety of global causes. He is an honorary member of the Foundation Board of the World Economic Forum and is an executive committee member of the International Business Council. He serves as a member of the Technology CEO Council and is a member of the U.S. Business Council and the Business Roundtable. He also serves on the governing board of the Indian School of Business in Hyderabad, India, and is a board member of Catalyst, Inc., a non-profit organization that promotes inclusive workplaces for women. In June 2014, Mr. Dell was named the United Nations foundation’s first Global Advocate for Entrepreneurship. See “—Settlement of SEC Proceeding with Mr. Dell” below for information about legal proceedings to which Mr. Dell has been a party. The board selected Mr. Dell to serve as a director because of his leadership experience as founder, Chairman of the Board and Chief Executive Officer of Dell and his deep technology industry experience.

Egon Durban has served as a director since December 11, 2015. He has been a member of the boards of directors of Dell Inc. and Denali Holding Inc. since the closing of Dell Inc.’s going-private transaction in October 2013. Mr. Durban is a Managing Partner and Managing Director of Silver Lake, a global private equity firm. Mr. Durban joined Silver Lake in 1999 as a founding principal and is based in the firm’s Menlo Park office. He has previously worked in the firm’s New York office, as well as the London office, which he launched and managed from 2005 to 2010. Mr. Durban serves on the board of directors of Intelsat S.A., a communications services provider and Motorola Solutions, Inc., a provider of business and mission critical communication products and services for enterprise and government customers. Mr Durban is also Chairman of the Board of Directors of William Morris Endeavor Entertainment, an entertainment and media company. Previously, he served on the board of directors of Skype Global S.à.r.l., a communications services provider, and was the Chairman of its operating committee, served on the supervisory board and operating committee of NXP B.V., a manufacturer of semiconductor chips, and served on the board of directors of MultiPlan Inc., a provider of healthcare cost management solutions. Mr. Durban currently serves on the board of directors of Tipping Point, a poverty-fighting organization that identifies and funds leading non-profit programs in the Bay Area to assist individuals and families in need. Before beginning his service with Silver Lake, Mr. Durban worked in the investment banking division of Morgan Stanley & Co. LLC, or Morgan Stanley, an investment banking firm. While at Morgan Stanley, Mr. Durban organized and led a joint initiative between the Corporate Finance Technology Group and the Mergers and Acquisitions Financial Sponsors Group to analyze and present investment opportunities in the technology industry. Previously, Mr. Durban had worked in Morgan Stanley’s Corporate Finance Technology and Equity Capital Markets groups. The board selected Mr. Durban to serve as a director because of his strong experience in technology and finance, extensive knowledge and years of experience in global strategic leadership and management of multiple companies, and his current service as a director of Dell Inc. and Denali.

As discussed below under “—Board of Directors,” we intend to appoint five director nominees to our board of directors upon or before the completion of this offering. Additional information about each director nominee is set forth below.

Pamela Daley is retired. Before her retirement in January 2014 from General Electric Company, or GE, one of the world’s largest infrastructure and financial services companies, Ms. Daley served with GE in a number of roles, including Senior Vice President and Senior Advisor to the Chairman from April 2013 to January 2014, Senior Vice President of Corporate Business Development from August 2004 to March 2013 and Vice President and Senior Counsel for Transactions from 1991 to July 2004. As Senior Vice President for Corporate Business Development, Ms. Daley was responsible for GE’s merger, acquisition and divestiture activities worldwide. Before she joined GE in 1989 as Tax Counsel, Ms. Daley was a partner at Morgan, Lewis & Bockius, an international law firm, where she specialized in domestic and cross-border tax-oriented financings and commercial transactions. Ms. Daley also serves as a director of BlackRock, Inc., a global asset management company traded on the New York Stock Exchange. She was a director of BG Group plc, an international gas and oil company traded on the London Stock Exchange, until BG Group was acquired by Royal Dutch Shell plc in February 2016. The board selected Ms. Daley to serve as a director because of her significant experience in the areas of leadership development, international operations, transactions, business development and global strategy gained through her over 35 years of transactional experience and over 20 years of service as an executive with GE.

David W. Dorman has been a Founding Partner of Centerview Capital Technology, or Centerview, a private investment firm, since July 2013. Before his association with Centerview, Mr. Dorman served as a Senior Advisor and Managing Director to Warburg Pincus LLC, a global private equity firm, from October 2006 to May 2008, and in a number of positions with AT&T Corp, or AT&T, a global telecommunications company, from 2000 to 2006. Mr. Dorman joined AT&T as President in December 2000 and was named Chairman and Chief Executive Officer in November 2002, a position he held until November 2005, and served as President and Director of AT&T from November 2005 to January 2006. Before his appointment as President of AT&T, Mr. Dorman served as Chief Executive Officer of Concert Communications Services, a global venture created by AT&T and British Telecommunications plc, from 1999 to 2000, as Chief Executive Officer of PointCast Inc., a web-based media company, from 1997 to 1999 and as Chief Executive Officer and Chairman of Pacific Bell Telephone Company from 1994 to 1997. Mr. Dorman has served as Non-Executive Chairman of the Board of CVS Health Corporation (formerly known as CVS Caremark Corporation), a pharmacy healthcare provider, since May 2011. He also serves as a director of PayPal Holdings, Inc., or PayPal, an online payments system operator, and Yum! Brands Inc, a fast food restaurant company. Mr. Dorman became a board member of Motorola Solutions, Inc., a provider of business and mission critical communication products and services for enterprise and government customers, in July 2006, served as Non-Executive Chairman of the Board from May 2008 to May 2011 and retired from his board position May 2015. He served as a director of eBay, Inc., an e-commerce company, from May 2014 until July 2015, when he joined the board of directors of PayPal upon its separation from eBay, Inc., as well as a director of Scientific Atlanta, Inc., a manufacturer of cable television, telecommunications and broadband equipment, from 1998 until that company was acquired by Cisco Systems, Inc. in 2006. Mr. Dorman currently serves as a member of the board of trustees of the Georgia Tech Foundation. The board selected Mr. Dorman to serve as a director because of his expertise in management, finance and strategic planning gained through his extensive experience as a principal and founder of Centerview and as Chief Executive Officer of AT&T, and because of his public company board and committee experience.

Mark J. Hawkins is currently the Chief Financial Officer and Executive Vice President of Salesforce.com, Inc., a provider of enterprise cloud computing solutions with a focus on customer relationship management. He has served in that role since August 2014. Mr. Hawkins previously served as Chief Financial Officer, Executive Vice President and Principal Financial Officer of Autodesk, Inc., a provider of three-dimensional design, engineering and entertainment software, from April 2009 to July 2014. From April 2006 to April 2009, Mr. Hawkins served as Chief Financial Officer and Senior Vice President of Finance & Information Technology at Logitech International S.A., a global provider of personal computer and tablets accessories. From January 2000 to March 2006, Mr. Hawkins served as Vice President of Finance for Dell’s Worldwide Procurement and Logistics organization, as well as Vice President of Finance for Dell’s U.S. Home Segment. Before joining Dell, Mr. Hawkins spent nearly 19 years at Hewlett-Packard Company, a global information technology company, where he held a variety of finance and business management roles. Mr. Hawkins serves as a director of Plex Systems, Inc., a leader in cloud-based enterprise resource planning for manufacturers. The board selected Mr. Hawkins to serve as a director because of his experience of more than 30 years with leading finance organizations at global software and technology companies, as well as his expertise in finance, information technology and global operations.

William R. McDermott has served as Chief Executive Officer of SAP SE (formerly SAP AG), or SAP, a business software company that provides collaborative business solutions to companies of all sizes, since May 2014 and as Executive Board Member of SAP since 2008. He served as Co-Chief Executive Officer of SAP from February 2010 to May 2014 and, before his service in that position, as President of Global Field Operations and Chief Executive Officer of SAP Americas & Asia Pacific Japan. Before joining SAP in 2002, Mr. McDermott served as Executive Vice President of Worldwide Sales & Operations at Siebel Systems, an e-business software company, and as President of Gartner, Inc., an information technology research and advisory firm. He spent 17 years at Xerox Corporation in various senior management positions, including President of the U.S. Major Account Organization and Senior Vice President/General Manager of Xerox Business Systems. Mr. McDermott serves as a director of Under Armour, Inc., a performance apparel company dedicated to technologically advanced products, and ANSYS, Inc., a provider of engineering and simulation software and technologies. Mr. McDermott served on the board of directors of PAETEC Holding Corp., a competitive broadband communications company, from February 2007 until its acquisition by Windstream Corporation in November 2011. The board selected Mr. McDermott to serve as a director because his experience serving in top positions with large leading global software and technology companies for more than 20 years will permit him to contribute significant leadership, finance, international and operational expertise and insight to the board.

James M. Whitehurst is currently the President and Chief Executive Officer of Red Hat, Inc., the maker of Linux and other enterprise software, a position he has held since January 2008. Mr. Whitehurst previously served as Chief Operating Officer for Delta Air Lines, or Delta, from July 2005 to August 2007, and as Chief Network and Planning Officer of Delta from May 2004 to July 2005. From 2002 to 2004, Mr. Whitehurst served as Senior Vice President, Finance, Treasury & Business Development for Delta. Before joining Delta, Mr. Whitehurst held multiple positions at the Boston Consulting Group, a global management consulting firm. Mr. Whitehurst serves as a director of Red Hat and DigitalGlobe, Inc., a builder and operator of satellites for digital imaging. The board selected Mr. Whitehurst to serve as a director because his executive management experience within diverse business environments, including as Chief Executive Officer of Red Hat and as Chief Operating Officer for Delta, and his ability to provide valuable strategic advice and offer financial, managerial and international expertise to the board.

Settlement of SEC Proceeding with Mr. Dell

On October 13, 2010, a federal district court approved settlements by Dell Inc. and Mr. Dell with the SEC resolving an SEC investigation into Dell Inc.’s disclosures and alleged omissions before fiscal year 2008 regarding certain aspects of its commercial relationship with Intel Corporation and into separate accounting and financial reporting matters. Dell Inc. and Mr. Dell entered into the settlements without admitting or denying the allegations in the SEC’s complaint, as is consistent with common SEC practice. The SEC’s allegations with respect to Mr. Dell and his settlement were limited to the alleged failure to provide adequate disclosures with respect to Dell Inc.’s commercial relationship with Intel Corporation prior to fiscal year 2008. Mr. Dell’s settlement did not involve any of the separate accounting fraud charges settled by Dell Inc. and others. Moreover, Mr. Dell’s settlement was limited to claims in which only negligence, and not fraudulent intent, is required to establish liability, as well as secondary liability claims for other non-fraud charges. Under his settlement, Mr. Dell consented to a permanent injunction against future violations of these negligence-based provisions and other non-fraud based provisions related to periodic reporting. Specifically, Mr. Dell consented to be enjoined from violating Sections 17(a)(2) and (3) of the Securities Act and Rule 13a-14 under the Exchange Act, and from aiding and abetting violations of

Section 13(a) of the Exchange Act and Rules 12b-20, 13a-1 and 13a-13 under the Exchange Act. In addition, Mr. Dell agreed to pay a civil monetary penalty of $4 million, which has been paid in full. The settlement did not include any restrictions on Mr. Dell’s continued service as an officer or director of Dell Inc.

Board of Directors

Upon or before the completion of this offering, the director nominees identified above will begin their terms of service on the board of directors.

Under our restated charter, our board of directors may consist of a maximum of 15 directors. The number of authorized directors from time to time will be determined by our board of directors. Upon the completion of this offering, our board of directors will consist of eight directors and will be divided into the following three classes that will serve staggered three-year terms:

•	Class I, whose initial term will expire at the first annual meeting of stockholders to be held after the completion of this offering;

•	Class II, whose initial term will expire at the second annual meeting of stockholders to be held after the completion of this offering; and

•	Class III, whose initial term will expire at the third annual meeting of stockholders to be held after the completion of this offering.

Mr. Cote and Mr. Dorman will serve as Class I directors, Ms. Daley, Mr. Durban and Mr. Whitehurst will serve as Class II directors and Mr. McDermott, Mr. Dell and Mr. Hawkins will serve as Class III directors. At each annual meeting of stockholders after the initial division of the board of directors into three classes, the successors to directors whose terms will expire on such date will serve from the time of their election and qualification until the third annual meeting following their election and until their successors are duly elected and qualified. The number of directors in each class may be changed only by resolution of a majority of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so as to ensure that the classes are as nearly equal in number as the then-authorized number of directors permits.

Director Independence

Subject to an exemption available to a “controlled company,” the NASDAQ marketplace rules require that a majority of a listed company’s board of directors be composed of “independent directors,” as defined in those rules, and that such independent directors exercise oversight responsibilities with respect to director nominations and executive compensation. After the completion of this offering, we will qualify as a “controlled company” and will be able to rely on the controlled company exemption from these provisions. The marketplace rules define a “controlled company” as “a company of which more than 50% of the voting power is held by an individual, a group or another company.” As described elsewhere in this prospectus, immediately after this offering, Denali will beneficially own shares of our Class B common stock representing more than 50% of the combined voting power of both classes of our outstanding common stock.

Even though we will qualify as a controlled company, we expect to have a majority of independent directors serving on our board of directors and, as described below, to have established fully independent compensation and nominating committees upon the completion of this offering. Our board of directors has determined as of the date of this prospectus that each of Ms. Daley, Mr. Dorman, Mr. Hawkins, Mr. McDermott and Mr. Whitehurst is an independent director as defined under the NASDAQ marketplace rules.

We are not required to maintain compliance with NASDAQ’s director independence requirements and may choose to change our board or committee composition or other arrangements in the future to manage our corporate governance in accordance with the controlled company exemption. If we cease to be a controlled company, we will be required to comply with NASDAQ’s corporate governance requirements applicable to listed companies generally, subject to a phase-in period during the first year after we cease to be a controlled company. Even though we will be a controlled company for purposes of the marketplace rules, we will have to comply with the requirements of those rules relating to the membership, qualifications and operations of the audit committee of the board of directors, including the requirement that, within the first year after the closing of this offering, the audit committee be composed of at least three directors who meet the independence requirements under the rules for membership on that committee.

Board Committees

Upon or before the completion of this offering, our board of directors will establish an audit committee, a compensation committee and a nominating and corporate governance committee having the composition and responsibilities described below. At least three directors will serve on each committee, which will be composed solely of independent directors, as defined under the NASDAQ marketplace rules and, in the case of the audit committee, applicable SEC rules. Our board has adopted a written charter for each of the committees, copies of which will be posted on our website after this offering.

Audit Committee

Upon the completion of this offering, our audit committee will consist of Mr. Hawkins, who will serve as chairman, Ms. Daley and Mr. Dorman. Our board of directors has determined as of the date of this prospectus that Mr. Hawkins meets the financial sophistication requirement and each proposed committee member meets the financial literacy requirement for audit committee members under the NASDAQ marketplace rules, and that each proposed member will be independent under Exchange Act Rule 10A-3 and the NASDAQ standards applicable to the independence of audit committee members.

The audit committee’s primary responsibilities will include, among other matters:

•	appointing, retaining, compensating and overseeing the work of our independent registered public accounting firm;

•	reviewing with our independent registered public accounting firm the scope and results of the firm’s annual audit of our financial statements;

•	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we will file with the SEC;

•	overseeing compliance with federal banking laws and regulations applicable to us in connection with the solutions we provide to financial institutions regulated by the member agencies of the FFIEC, including the FFIEC’s examination of our company;

•	pre-approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•	reviewing our accounting and financial reporting policies and practices and accounting controls, as well as compliance with legal and regulatory requirements;

•	reviewing with our management the scope and results of management’s evaluation of our disclosure controls and procedures and management’s assessment of our internal control over financial reporting, including the related certifications to be included in the periodic reports we will file with the SEC; and

•	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters, or other ethics or compliance issues.

Compensation Committee

Upon the completion of this offering, our compensation committee will consist of Mr. Whitehurst, who will serve as chairman, Mr. Hawkins and Mr. McDermott. Our board of directors has determined as of the date of this prospectus that each proposed committee member will be independent under the NASDAQ standards applicable to the independence of compensation committee members.

The compensation committee’s primary responsibilities will include, among other matters:

•	annually reviewing and approving our executive compensations plans, programs and policies;

•	annually reviewing and recommending all forms of compensation for our chief executive officer for approval by the board of directors;

•	annually reviewing and approving all forms of compensation for our other executive officers;

•	evaluating the need for, and provisions of, employment contracts or severance arrangements for our executive officers;

•	acting as administrator of our equity incentive plans;

•	reviewing the compensation of our non-employee directors for service on the board of directors and its committees at least once each year and recommending any changes to such compensation to the board of directors; and

•	reviewing and discussing with the board of directors at least annually our management succession plans, as well as our leadership development strategies and executive retention and diversity strategies.

Nominating and Corporate Governance Committee

Upon the completion of this offering, our nominating and corporate governance committee will consist of Mr. McDermott, who will serve as chairman, Ms. Daley and Mr. Dorman. Our board of directors has determined as of the date of this prospectus that each proposed committee member will be independent under the NASDAQ standards applicable to the independence of nominating committee members.

The nominating and corporate governance committee’s primary responsibilities will include, among other matters:

•	identifying and evaluating potential candidates to be considered for appointment or election to the board of directors;

•	making recommendations to the board of directors regarding the selection and approval by the board of director nominees to be submitted for election by a stockholder vote;

•	monitoring and reviewing any issues regarding the independence of our non-employee directors or involving potential conflicts of interest affecting any such directors;

•	reviewing the board committee structure and composition and making recommendations annually to the board of directors regarding the appointment of directors to serve as members of each committee;

•	reviewing our corporate governance principles at least annually and recommending any changes to such principles to the board of directors;

•	reviewing, overseeing, approving or disapproving any related-person transactions involving our company, including transactions between us and Dell or Denali; and

•	periodically reviewing and approving changes to our code of conduct and other policies with respect to legal compliance, conflicts of interest and ethical conduct.

Compensation Committee Interlocks and Insider Participation

Our board of directors did not have a compensation committee when the compensation of our executive officers was established for our last completed fiscal year. In fiscal 2016, Dell determined the elements and amounts of the compensation paid to our executive officers. Mr. Dell serves as Chairman of the Board and Chief Executive Officer of Dell Inc., and Messrs. Dell and Durban serve on the boards of directors and each board committee of Denali and Dell Inc. None of our executive officers has served as a member of a compensation committee of any other entity that has an executive officer serving as a member of our board of directors.

Director Compensation

None of our current directors has received compensation for service as a director. In connection with this offering, our board of directors has adopted a compensation program for our independent directors that will enable us to attract and retain qualified directors, provide them with compensation at a level that is consistent with our compensation objectives and encourage their ownership of our Class A common stock to further the alignment of their interests with the interests of our stockholders. Our compensation program for independent directors includes the following elements, among others:

•	an annual cash retainer of $35,000;

•	an additional annual cash retainer for service as a member (but not chairman) of the audit, compensation or nominating and corporate governance committee of $10,000, $6,000 or $4,000, respectively;

•	an additional annual cash retainer for service as chairman of the audit, compensation or nominating and corporate governance committee of $20,000, $12,000 or $8,000, respectively;

•	an initial equity retainer upon the director’s appointment to the board of directors, in the form of a nonqualified stock option award under our 2016 long-term incentive plan that will be exercisable for $300,000 in value of our Class A common stock (determined as of the grant date), at an exercise price equal to the initial public offering price per share in this offering or, for awards granted after this offering, at an exercise price equal to the fair market value per share, and that will vest, subject to the director’s continued service, in three equal annual installments; and

•	an annual equity retainer of $150,000 in each year of service, in the form of a restricted stock unit award under our 2016 long-term incentive plan, the first one of which will be granted upon or before the completion of this offering (pro-rated to reflect a partial year of service) and the subsequent ones of which will be granted in connection with our annual meeting of stockholders, that will vest, subject to the director’s continued service, in full on the first anniversary of the grant date.

We believe that granting to each independent director the initial equity retainer described above will, among other objectives, provide those directors with an equity interest in our company that will enhance the alignment of their interests with those of our stockholders. Based on the initial public offering price of $14.00 per share, we expect to issue to each independent director an initial equity retainer consisting of options to purchase approximately 48,143 shares of Class A common stock and an annual equity retainer (pro-rated to reflect a partial year of service) consisting of restricted stock units that will settle in 13,393 shares of Class A common stock. The initial equity retainer grants are expected to have an aggregate grant-date value of $1.5 million and the annual equity retainer grants are expected to have an aggregate grant-date value of $937,500.

Messrs. Cote, Dell and Durban will receive no compensation for their board service.

We will reimburse our directors for their reasonable expenses incurred in attending meetings of our board of directors or committees.

We also will provide our directors with liability insurance coverage for their activities as directors. Our restated charter and amended and restated bylaws provide that our directors will be entitled to indemnification from us to the fullest extent permitted by Delaware law. We will enter into indemnification agreements with our directors to afford them contractual assurances regarding the scope of their indemnification and to provide procedures for the determination of a director’s right to receive indemnification and to receive reimbursement of expenses as incurred in connection with any related legal proceedings.

EXECUTIVE COMPENSATION

The following presents information about compensation paid to our principal executive officer and our other executive officers as of January 29, 2016. We refer to those officers as our named executive officers.

Fiscal 2016 Summary Compensation Table

The following table sets forth information concerning total compensation earned during fiscal 2016 and fiscal 2015 by our named executive officers.

Name and principal position	Year	Salary ($)		Bonus ($) (1)	Non-equity incentive plan compensation ($) (2)	All other compensation ($) (3)	Total ($) (4)
Michael R. Cote	2016	472,500		1,000,000	306,159	20,982	1,799,641
President and Chief Executive Officer	2015	456,924		2,950,000	355,852	22,186	3,784,962

R. Wayne Jackson	2016	250,096	(5)	1,500,000	169,417	14,659	1,934,172
Chief Financial Officer

Tyler T. Winkler	2016	338,296		64,999	322,958	13,138	739,391
Vice President, Global Sales & Marketing	2015	333,704		1,230,832	290,992	13,537	1,869,065

(1)	Amounts reported for fiscal 2016 represent a signing bonus of $1,500,000 paid to Mr. Jackson in connection with the commencement of his employment with us on July 1, 2015, as well as discretionary bonus payments of $1,000,000 to Mr. Cote and $64,999 to Mr. Winkler. Amounts reported for fiscal 2015 represent discretionary bonuses paid to Messrs. Cote and Winkler as well as bonus payments of $1,500,000 to Mr. Cote and $1,000,000 to Mr. Winkler pursuant to the vesting of a portion of retention awards granted by Dell to each named executive officer in connection with Dell’s acquisition of our company in fiscal 2012.
(2)	Amounts reported for fiscal 2016 represent awards earned under the SecureWorks Corp. Incentive Bonus Plan described below under “—Benefit Plans—SecureWorks Corp. Incentive Bonus Plan” and, for Mr. Winkler, non-equity incentive awards earned under the Dell Inc. 2012 Long-Term Incentive Plan. Amounts reported for fiscal 2015 represent awards earned under the Dell Inc. Incentive Bonus Plan and, for Mr. Winkler, non-equity incentive awards earned under the Dell Inc. 2012 Long-Term Incentive Plan.
(3)	The table below shows the components of all other compensation paid to our named executive officers for fiscal 2016. The amounts under “Benefit plans” represent the amounts Dell paid for term life insurance coverage under health and welfare plans. The amount under “Remote work stipend” represents an allowance for home office set-up and Internet access.

Name	Dell 401(k) matching contribution ($)	Annual physical ($)	Benefit plans ($)	Remote work stipend ($)
Michael R. Cote	12,341	7,114	1,167	360
R. Wayne Jackson	13,625	—	1,039	—
Tyler T. Winkler	12,599	—	539	—

(4)	Before the closing of its going-private transaction in October 2013, Dell had granted restricted stock unit awards to Messrs. Cote and Winkler under its 2012 Long-Term Incentive Plan which, in connection with that transaction, were converted into the right to receive cash payments in accordance with the vesting schedule applicable to the restricted stock units. Mr. Cote received cash payments of $145,470 in fiscal 2016 and $1,689,838 in fiscal 2015 and Mr. Winkler received cash payments of $53,393 in fiscal 2016 and $53,393 in fiscal 2015 upon the vesting of a portion of such officer’s converted restricted stock unit awards. These amounts are not shown in the table above.
(5)	Amount reflects Mr. Jackson’s annual base salary rate of $425,000 for fiscal 2016, pro-rated from the commencement of his employment with us on July 1, 2015.

We currently are an indirect wholly-owned subsidiary of Dell Inc. and Dell’s ultimate parent company, Denali. As a result, Dell determined the elements and amounts of the compensation paid to our named executive officers for fiscal 2016 and fiscal 2015. We expect that, in connection with or following the completion of this offering, our board of directors will adopt compensation arrangements for our named executive officers, and that our named executive officers generally will cease to participate in Dell’s executive compensation programs, other than in benefit plans generally available to Dell employees.

Base Salaries

The amount reported for Mr. Cote’s fiscal 2015 salary above reflects his base salary at an annual rate of $450,000 as Vice President and General Manager of our company through October 11, 2014, on which date his base salary was increased to an annual rate of $472,500. Mr. Cote’s base salary remained at an annual rate of $472,500 for fiscal 2016. The amount reported for Mr. Jackson’s base salary reflects his base salary at an annual rate of $425,000 for fiscal 2016, pro-rated from the commencement of his employment with us on July 1, 2015. The amount reported above for Mr. Winkler’s fiscal 2015 salary reflects his base salary at an annual rate of $331,663 as Executive Director, Sales & Marketing of our company through October 11, 2014, on which date his base salary was increased to an annual rate of $338,296 in connection with his promotion to Vice President, Global Sales & Marketing. Mr. Winkler’s base salary remained at an annual rate of $338,296 for fiscal 2016. In general, following the completion of this offering, we expect that base salaries for our named executive officers, and any base salary adjustments, will be determined by evaluating the responsibilities of the executive’s position, the executive’s experience, and industry practice among our peer companies and other companies with which we will compete for executive talent.

Annual Cash Bonuses

In fiscal 2015, Mr. Cote received a bonus payment of $1,500,000 and Mr. Winkler received a bonus payment of $1,000,000 pursuant to the vesting of a portion of retention awards granted by Dell to each officer in connection with Dell’s acquisition of our company in fiscal 2012. These payments in each case represented the final payment to be made pursuant to the retention awards. Further, in fiscal 2015, Mr. Cote received a bonus payment of $450,000 and Mr. Winkler received a bonus payment of $165,831 pursuant to special retention awards granted by Dell to each executive in fiscal 2014. In addition, in fiscal 2015, Mr. Winkler received a bonus payment of $65,001 pursuant to the vesting of the first of three annual tranches of a cash award granted under the Dell Inc. 2012 Long-Term Incentive Plan. The cash award originally was granted in fiscal 2014 and is payable in three equal annual installments commencing in fiscal 2015 on the first anniversary of the grant date, conditioned upon the officer’s continued employment with our company. Mr. Cote also received a bonus payment of $1,000,000 in fiscal 2015 under the Dell Inc. Special Incentive Bonus Plan, which provides for annual discretionary bonus payments to eligible executives. Mr. Cote’s discretionary bonus was based on a holistic and subjective assessment of factors including his contributions to the performance of the business and to major strategic initiatives, response to business and market challenges and general responsibilities.

In fiscal 2016, Mr. Winkler received a bonus payment of $64,999 pursuant to the vesting of the second tranche of the cash award granted under the Dell Inc. 2012 Long-Term Incentive Plan. In fiscal 2016, Mr. Jackson received a signing bonus of $1,500,000 in connection with the commencement of his employment with us on July 1, 2015 and Mr. Cote received a discretionary bonus payment of $1,000,000 for his contributions during fiscal 2016 to the performance of the business and to the preparation for this offering. Mr. Jackson’s signing bonus is subject to a ratable clawback in the event of his departure from our company before the second anniversary of his employment with us.

Non-Equity Incentive Plan Compensation

In fiscal 2015, each of our named executive officers participated in the Dell Inc. Incentive Bonus Plan, which is an annual cash incentive plan. Awards under the plan are subject to Dell’s achievement of its corporate-level goals for the fiscal year of the award and, for eligible executives, modification based on individual performance. For fiscal 2015, Dell’s corporate-level goals for the incentive bonus plan included achievement of Dell revenue and operating income targets. For fiscal 2015, Mr. Cote’s award was calculated by multiplying his target bonus amount of $251,308 by a corporate modifier of 118% and by an individual performance modifier of 120%, resulting in a payment of $355,852. For fiscal 2015, Mr. Winkler’s award was calculated by multiplying his target bonus amount of $133,481 by a corporate modifier of 118% and by an individual performance modifier of 130%, resulting in a payment of $204,760.

In fiscal 2015, Mr. Winkler also participated in Dell’s long-term incentive program, which is a cash incentive plan established under the Dell Inc. 2012 Long-Term Incentive Plan. Amounts payable pursuant to awards granted under the long-term incentive program are determined based on Dell’s achievement of its corporate-level goals for the fiscal year of the award. Based on Dell’s achievement in fiscal 2015 of corporate-level goals related to revenue and operating income targets, the amounts payable under the fiscal 2015 awards were fixed at 130% of the target award amount, which resulted in Mr. Winkler earning $258,696 for fiscal 2015. Pursuant to the terms of the plan, the amount earned is payable to Mr. Winkler in three equal annual installments conditioned upon Mr. Winkler’s continued employment with our company. The first installment of $86,232 was paid to Mr. Winkler in early fiscal 2016 and the second installment of $86,232 will be paid in early fiscal 2017. In fiscal 2016, Mr. Winkler again participated in Dell’s long-term incentive program. Based on Dell’s achievement in fiscal 2016 of corporate-level goals relating to revenue and operating income targets, the amount payable under Mr. Winkler’s award was fixed at 50% of the target award amount, which resulted in an award amount of $101,489 payable in three equal annual installments conditioned upon his continued employment with us. The first installment of $33,830 will be paid in early fiscal 2017.

In fiscal 2016, each of our named executive officers participated in the SecureWorks Corp. Incentive Bonus Plan, an annual cash incentive plan, which is described below under “—Benefit Plans—SecureWorks Corp. Incentive Bonus Plan.” Annual awards under the plan are determined based on our achievement of corporate-level goals for the relevant fiscal year, subject to modification based on individual performance. For fiscal 2016, awards under the plan were based on our achievement of $339.5 million in revenue for the fiscal year as compared with our corporate-level revenue goal of $330 million. Mr. Cote’s award was calculated by multiplying his target bonus amount of $259,875 by a corporate modifier of 107% and by an individual performance modifier of 110%, resulting in an expected payment of $306,159. Mr. Jackson’s award was calculated by multiplying his target bonus amount of $137,553 by a corporate modifier of 107% and by an individual performance modifier of 115%, resulting in an expected payment of $169,417. Mr. Winkler’s award was calculated by multiplying his target bonus amount of $135,318 by a corporate modifier of 107% and by an individual performance modifier of 140%, resulting in an expected payment of $202,896.

Outstanding Equity Awards as of January 29, 2016

The following table sets forth information with respect to Mr. Cote’s outstanding stock option awards as of January 29, 2016, each of which is an option to purchase shares of Series C common stock of Denali. The options were awarded to Mr. Cote after the completion of Dell’s going-private transaction in October 2013, as a result of which Dell Inc. became an indirect wholly-owned subsidiary of Denali. Messrs. Jackson and Winkler held no outstanding equity awards as of January 29, 2016.

	Option awards
Name	Grant date	Number of securities underlying unexercised options (#) exercisable		Number of securities underlying unexercised options (#) unexercisable		Option exercise price ($) (1)	Option expiration date
Michael R. Cote	11/25/13	78,544	(2)	117,820	(2)	13.75	11/25/23
	11/25/13	—		254,546	(3)	13.75	11/25/23

(1)	In approving the option awards reflected in this table, Denali’s board of directors determined that the fair market value of a share of Series C common stock as of the grant date was equal to the merger consideration of $13.75 per share of Dell common stock paid to Dell’s public stockholders in the going-private transaction.

(2)	In accordance with the terms of the award agreement, the option award vests and becomes exercisable with respect to 20% of the shares subject to the option on each of the first, second, third, fourth and fifth anniversaries of the grant date. In connection with the completion of this offering, we expect that Mr. Cote will forfeit the portion of the award that remains unvested on the date of forfeiture.
(3)	In accordance with the terms of the award agreement, a portion of the option award vests and becomes exercisable upon the achievement of a specified return on the Denali equity investment measured on specified measurement dates or upon the occurrence of specified events relating to Denali.

Benefit Plans

SecureWorks Corp. Incentive Bonus Plan

Our board of directors has adopted the SecureWorks Corp. Incentive Bonus Plan, which we refer to as the incentive bonus plan. A summary of the material terms of the incentive bonus plan is set forth below.

Purpose and Components. We believe that adoption and maintenance of the incentive bonus plan will provide a means for us to reward our executive officers and other eligible employees for helping us to meet or exceed our pre-defined performance goals, for delivering strong individual performance over the course of our fiscal year and for acting in a manner consistent with our mission and values. Annual cash bonuses will be awarded to those eligible employees who are selected to participate during our fiscal year, so long as our company performance goals are achieved at a level sufficient to fund the bonus pool and the eligible employee’s individual performance goals are satisfied.

Administration. The incentive bonus plan will be administered by the compensation committee of our board of directors. Except with respect to determinations and decisions regarding our executive officers, as designated by our board of directors, the compensation committee may delegate some or all of its authority to our management employees. The compensation committee will have full power and authority to administer, to make all determinations under, and to interpret all provisions of the incentive bonus plan. For example, the compensation committee will have complete and absolute authority and discretion to reduce the calculated amount of incentive bonus payable to an eligible employee (including to zero) for any reason that the compensation committee deems appropriate, subject to applicable law. The compensation committee also may establish any additional terms, provisions and conditions for incentive bonuses that the compensation committee determines are appropriate. The amount of each eligible employee’s incentive bonus will be capped by the annual limitations under our 2016 long-term incentive plan on the amount that may be subject to an annual incentive award.

Eligibility. The compensation committee will determine which of our employees will become participants in the incentive bonus plan and the extent to which a participant’s other earnings will form the basis of an incentive bonus. For fiscal year 2016, a broad group of our company’s employees, including our named executive officers, have been designated by Dell to participate in the Dell Inc. Incentive Bonus Plan.

Amendment or Termination. The incentive bonus plan is provided in our sole discretion. Our board of directors or the compensation committee may modify or terminate the incentive bonus plan at any time, prospectively or retroactively, without notice or obligation for any reason, except as explicitly provided by applicable law.

SecureWorks Corp. 2016 Long-Term Incentive Plan

Our board of directors and sole stockholder have approved and adopted the SecureWorks Corp. 2016 Long-Term Incentive Plan, which we refer to as the 2016 plan.

Initial Grants

Before the closing of this offering, we expect to make equity grants under the 2016 plan to our independent directors, our executive officers and certain employees of SecureWorks and Dell. The equity grants to our independent directors will consist of options to purchase Class A common stock at an exercise price per share equal to the initial public offering price in this offering. The equity grants to our named executive officers will consist of a combination of restricted shares of Class A common stock and options to purchase Class A common stock at an exercise price per share equal to the initial public offering price in this offering. The equity grants to our other executive officers and our other employees will consist of a combination of restricted shares of Class A common stock, restricted stock units that will settle in shares of Class A common stock and options to purchase Class A common stock at an exercise price per share equal to the initial public offering price in this offering. The equity grants to employees of Dell will consist of restricted stock units that will settle in shares of Class A common stock. The equity grants to our independent directors will vest ratably over a three-year period, the equity grants to our Chief Executive Officer will vest ratably over a five-year period and all other equity grants will vest ratably over a four-year period, in each case commencing on the first anniversary of the grant date.

For additional information about these equity grants, see “Management—Director Compensation” and “—Equity Awards.”

Terms of 2016 Plan

A summary of the material terms of the 2016 plan is set forth below.

Adoption, Effective Date and Term. The 2016 plan became effective as of the date of its adoption by our board of directors in April 2016 and will terminate on the tenth anniversary of the effective date, unless the 2016 plan is terminated earlier by the board or in connection with a change in control of our company.

Purpose and Types of Awards. We believe that adoption and maintenance of the 2016 plan will assist us in recruiting, rewarding and retaining employees, officers, non-employee directors and other service providers. We believe that granting awards under the 2016 plan will provide recipients with an incentive to contribute to the success of our company and to operate and manage our business in a manner that will provide for our long-term growth and profitability to benefit our stockholders and other important stakeholders, including our employees and customers, and will ensure that key personnel act in our best interests during and after their service to our company as a condition of enjoying the benefits of such rewards. The 2016 plan provides for the grant of options, stock appreciation rights, restricted stock, restricted stock units, deferred stock units, unrestricted stock, dividend equivalent rights, other equity-based awards and cash bonus awards. Any of these awards may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals.

Administration. The 2016 plan will be administered by the compensation committee of our board of directors. The composition of the committee will satisfy the requirements of any stock exchange on which the Class A common stock is listed. During any period of time in which we do not have a compensation committee, the 2016 plan will be administered by the board or another committee appointed by the board. With certain exceptions and to the extent permitted by applicable law, the compensation committee may delegate some or all of its authority to our chief executive officer or any other officer.

The compensation committee will have full power and authority to take all actions and to make all determinations required or provided for under, and to interpret all provisions of, the 2016 plan and any award or award agreement thereunder. The committee also will determine who will receive awards under the 2016 plan, the type of award and its terms and conditions, and the number of shares of Class A common stock subject to the award or to which an award relates.

Eligibility. Awards may be granted under the 2016 plan to individuals who are employees, officers, or non-employee directors of our company or any of our affiliates, consultants and advisors who perform services for our company or any of our affiliates, and any other individual whose participation in the 2016 plan is determined to be in the best interests of our company by the compensation committee. As of the 2016 plan’s adoption date, approximately 2,100 individuals were eligible to participate in the plan.

Share Authorization, Usage and Limits. We have reserved 8,500,000 shares of Class A common stock for issuance pursuant to awards under the 2016 plan. If any awards terminate, expire, or are canceled, forfeited, exchanged or surrendered without having been exercised or paid or if any awards are forfeited or expire or otherwise terminate without the delivery of any shares of Class A common stock or are settled in cash in lieu of shares of Class A common stock, the shares of Class A common stock subject to such awards will again be available for purposes of the 2016 plan. The number of shares of Class A common stock available for issuance under the 2016 plan, however, will not be increased by the number of shares:

•	tendered, withheld or subject to an award surrendered in connection with the purchase of shares of Class A common stock upon exercise of an option;

•	not issued upon the net settlement or net exercise of a stock appreciation right that is settled in shares;

•	deducted or delivered from payment of an award in connection with our tax withholding obligations; or

•	purchased by us with the proceeds from option exercises.

Shares of Class A common stock that are subject to awards will be counted against the 2016 plan share limit as one share of Class A common stock for every one share of Class A common stock subject to the award. An award that, by its terms, cannot be settled in shares of Class A common stock will not count against the share limit of the 2016 plan.

The maximum number of shares of Class A common stock subject to options or stock appreciation rights that may be granted under the 2016 plan to any person in any single calendar year is 2,000,000 shares. The maximum number of shares of Class A common stock that may be granted under the 2016 plan to any person pursuant to awards, other than pursuant to options or stock appreciation rights, that are stock-denominated and are either stock-settled or cash-settled in any single calendar year is 1,500,000 shares. The maximum amount that may be paid as annual incentive awards (whether or not cash-settled) in a calendar year to any person eligible for an award is $5 million, and the maximum amount that may be paid as cash-denominated performance awards (whether or not cash-settled) for a performance period of greater than 12 months to any person eligible for an award is $10 million.

Options. The 2016 plan permits the grant of incentive stock options (under Section 422 of the Internal Revenue Code) and options that do not qualify as incentive stock options, which are referred to as nonqualified stock options. Any or all of the shares of Class A common stock reserved for issuance under the 2016 plan are available for issuance pursuant to incentive stock options, but incentive stock options may be granted only to our employees and employees of our corporate subsidiaries. The exercise price of each option will be determined by the compensation committee, except that the exercise price may not be less than 100% (or, for incentive stock options to any 10% stockholder, 110%) of the fair market value of a share of Class A common stock on the date on which the option is granted. To the extent that the aggregate fair market value of shares of Class A common stock determined on the date of grant with respect to which incentive stock options are exercisable for the first time during any calendar year exceeds $100,000, the option, or such excess portion of the option, will be treated as a nonqualified stock option.

The term of an option may not exceed ten years (or, for incentive stock options to any 10% stockholder, five years) from the date of grant. The compensation committee will determine the time or times at which each option may be exercised and the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised. Options may be made exercisable in installments, and the exercisability of options may be accelerated by the compensation committee. Awards of options are nontransferable, except for transfers by will or the laws of descent and distribution or, if authorized in the applicable award agreement, for transfers of nonqualified stock options, not for value, to family members pursuant to the terms and conditions of the 2016 plan.

Stock Appreciation Rights. The 2016 plan permits the grant of stock appreciation rights. A stock appreciation right represents the grantee’s right to receive a compensation amount, based on the value of the appreciation in our Class A common stock from the date of grant to the date of exercise, if vesting criteria or other terms and conditions established by the compensation committee are met. The exercise price of each stock appreciation right will be determined by the compensation committee, except that the exercise price may not be less than 100% of the fair market value of a share of Class A common stock on the date on which the stock appreciation right is granted, and the term of a stock appreciation right may not exceed ten years from the date of grant. A grantee who receives stock appreciation rights will have no rights of a stockholder as to the shares of Class A common stock on which the stock appreciation right is based. If the vesting criteria or other terms and conditions are met, we will settle stock appreciation rights in cash, shares of Class A common stock, or a combination of the two. Awards of stock appreciation rights are nontransferable, except for transfers by will or the laws of descent and distribution or, if authorized in the applicable award agreement, for transfers not for value to family members pursuant to the terms and conditions of the 2016 plan.

No Repricing. The compensation committee may not amend the terms of outstanding options or stock appreciation rights to reduce the applicable exercise price, cancel outstanding options or stock appreciation rights in exchange for or substitution of options or stock appreciation rights with an exercise price that is less than the exercise price of the original options or stock appreciation rights, or cancel outstanding options or stock appreciation rights with an exercise price above the current fair market value of a share of our Class A common stock in exchange for cash or other securities, in each case, unless such action is subject to and approved by our stockholders or would not be deemed to be a repricing under the rules any stock exchange on which our Class A common stock is listed.

Restricted Stock. The 2016 plan permits the grant (or sale at the purchase price determined by the compensation committee) of restricted stock awards. A restricted stock award is an award of shares of Class A common stock that may be subject to restrictions on transferability and other restrictions as the compensation committee determines in its sole discretion on the date of grant. The restrictions, if any, may lapse over a specified period of time or through the satisfaction of conditions, in installments, or otherwise, as the compensation committee may determine. Unless otherwise provided in an award agreement, a grantee who receives restricted stock will have all of the rights of a stockholder as to those shares, including, without limitation, the right to vote and the right to receive dividends or distributions on the shares of Class A common stock, except that the compensation committee may require any dividends to be withheld and accumulated contingent on vesting of the underlying shares or reinvested in shares of restricted stock. Dividends paid on shares of restricted stock which vest based on the achievement of performance goals will not vest unless the applicable performance goals are achieved. During the period, if any, in which shares of restricted stock are non-transferable or forfeitable, a grantee is prohibited from selling, transferring, assigning, pledging or otherwise encumbering or disposing of his or her shares of restricted stock.

Restricted Stock Units and Deferred Stock Units. The 2016 plan also permits the grant of restricted stock units and deferred stock units. Restricted stock units represent the grantee’s right to receive a compensation amount, based on the value of the shares of Class A common stock, if vesting criteria or other terms and conditions established by the compensation committee are met. If the vesting criteria or other terms and conditions are met, we will settle restricted stock units in cash, shares of Class A common stock or a combination of the two. Deferred stock units are restricted stock units that provide for the settlement and delivery of cash, shares of Class A common stock, or a combination of the two after the date of vesting, consistent with the terms of Section 409A of the Internal Revenue Code. A grantee who receives restricted stock units or deferred stock units will have no rights of a stockholder as to the shares of Class A common stock on which the restricted stock unit or deferred stock unit is based, though the compensation committee may provide that a grantee of restricted stock units or deferred stock units will be entitled to receive dividend equivalent rights paid on an equivalent number of shares of Class A common stock. The compensation committee may provide that any such dividend equivalent rights will be deemed withheld and accumulated contingent on vesting of the underlying award or reinvested in shares of restricted or deferred common stock or other awards. Dividend equivalent rights paid on restricted stock units or deferred stock units which vest based on the achievement of performance goals will not vest unless the applicable performance goals are achieved. During the period, if any, in which restricted stock units or deferred stock units are non-transferable or forfeitable, a grantee is prohibited from selling, transferring, assigning, pledging or otherwise encumbering or disposing of his or her restricted stock units or deferred stock units.

Unrestricted Stock and Other Equity-Based Awards. The 2016 plan permits the grant (or, for unrestricted stock, sale at the purchase price determined by the compensation committee) of unrestricted stock and other types of Class A common stock-based awards. An unrestricted stock award is an award of shares of Class A common stock free of any restrictions. Other equity-based awards are payable in cash, shares of Class A common stock or other equity, or a combination thereof, and may be restricted or unrestricted, as determined by the committee. The terms and conditions that apply to other equity-based awards are determined by the compensation committee.

Dividend Equivalent Rights. The 2016 plan permits the grant of dividend equivalent rights in connection with the grant of any equity-based award, other than options and stock appreciation rights. Dividend equivalent rights are rights to receive (or to receive credits for the future payment of) cash, shares of Class A common stock, other awards or other property equal in value to dividend payments or distributions paid or made with respect to a specified number of shares of Class A common stock. The compensation committee will determine the terms and conditions of any dividend equivalent rights, except that no dividend equivalent rights granted as a component of a performance-based award will vest unless the underlying performance goals are achieved.

Performance Awards. The 2016 plan permits the grant of performance awards and annual incentive awards in such amounts and upon such terms as the compensation committee may determine. Each grant of a performance award will have an initial actual or target cash value or an actual or target number of shares of Class A common stock that is established by the committee at the time of grant. The committee may set performance goals in its discretion which, depending on the extent to which they are met, will determine the amount of cash or value and/or number of shares of Class A common stock that will be earned by a grantee under such performance awards and annual incentive awards. The performance goals generally will be based on one or more of the performance measures described below. The compensation committee will establish the performance periods for performance awards and annual incentive awards. Performance awards and annual incentive awards may be payable in cash or shares of Class A common stock, or a combination thereof, as determined by the compensation committee.

The 2016 plan identifies some conditions that may warrant revision or alteration of performance goals after they are established by the compensation committee. Such conditions may include the following:

•	asset write-downs;

•	litigation or claims, judgments or settlements;

•	the effect of changes in tax laws, accounting principles or other laws or provisions affecting reported results;

•	any reorganization or restructuring events or programs;

•	extraordinary, unusual, non-core, non-operating or non-recurring items and items that are either of an unusual nature or of a type that indicates infrequency of occurrence as a separate component of income from continuing operations;

•	acquisitions or divestitures;

•	foreign exchange gains and losses;

•	impact of repurchase of shares of Class A common stock acquired through share repurchase programs;

•	tax valuation allowance reversals;

•	impairment expense; and

•	environmental expense.

Performance Measures. The 2016 plan permits the compensation committee to grant awards to covered executive officers that will constitute qualified performance-based compensation for purposes of Section 162(m) of the Internal Revenue Code. Section 162(m) limits publicly held companies to an annual deduction for U.S. federal income tax purposes of one million dollars for compensation paid to each of the chief executive officer and the three highest compensated executive officers (other than the chief financial officer) determined at the end of each year, referred to as covered employees. Performance-based compensation, however, is excluded from this limitation. The 2016 plan is designed to permit the compensation committee to grant awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m), but it is not required under the 2016 plan that awards qualify for this exception.

To qualify as performance-based:

•	the compensation must be paid solely on account of the attainment of one or more pre-established, objective performance goals;

•	the performance goal or goals under which compensation is paid must be established by a committee of the board, such as the compensation committee, composed solely of two or more directors who qualify as outside directors for purposes of the exception;

•	the material terms under which the compensation is to be paid must be disclosed to and subsequently approved by stockholders in a separate vote before payment is made; and

•	the committee must certify in writing before payment of the compensation that the performance goals and any other material terms were satisfied.

Under the 2016 plan, one or more of the following performance measures will be used by the compensation committee in establishing performance goals:

•	net earnings or net income;

•	operating earnings;

•	pretax earnings;

•	earnings per share;

•	share price, including growth measures and total stockholder return;

•	earnings before interest and taxes;

•	earnings before interest, taxes, depreciation and/or amortization;

•	earnings before interest, taxes, depreciation and/or amortization as adjusted to exclude any one or more of the following: stock-based compensation expense; income from discontinued operations; gain on cancellation of debt; debt extinguishment and related costs; restructuring, separation and/or integration charges and costs; reorganization and/or recapitalization charges and costs; impairment charges; merger-related events; impact of purchase accounting; gain or loss related to investments; amortization of intangible assets; sales and use tax settlements; legal proceeding settlements; gain on non-monetary transactions; and adjustments for the income tax effect of any of the preceding adjustments;

•	sales or revenue growth or targets, whether in general or by type of product, service or customer;

•	gross or operating margins;

•	return measures, including return on assets, capital, investment, equity, sales or revenue;

•	cash flow, including: operating cash flow; free cash flow, defined as operating cash flow less capital expenditures or as earnings before interest, taxes, depreciation and/or amortization (as adjusted to exclude any one or more of the items that may be excluded pursuant to the performance measure specified in the eighth bullet point above) less capital expenditures; levered free cash flow, defined as free cash flow less interest expense; cash flow return on equity; and cash flow return on investment;

•	productivity ratios;

•	costs, reductions in cost and cost control measures;

•	expense targets;

•	market or market segment share or penetration;

•	financial ratios as provided in any credit agreements of SecureWorks Corp. and its subsidiaries;

•	working capital targets;

•	completion of acquisitions of businesses, companies or assets or completion of integration activities following an acquisition of businesses, companies or assets;

•	completion of divestitures and asset sales;

•	regulatory achievements or compliance;

•	customer satisfaction measurements;

•	execution of contractual arrangements or satisfaction of contractual requirements or milestones;

•	product development achievements;

•	monthly recurring revenue;

•	revenue retention rates; and

•	any combination of the foregoing business criteria.

The compensation committee may establish performance goals on a company-wide basis or with respect to one or more business units, divisions, affiliates or operating segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices.

The compensation committee has the authority to provide for accelerated vesting of any performance award or annual incentive award based on the achievement of performance goals pursuant to the performance measures and the discretion to adjust awards that are intended to qualify as qualified performance-based compensation, either on a formula or discretionary basis, or on any combination thereof, as the committee determines in a manner consistent with the requirements of Section 162(m) for deductibility.

Change in Control. Unless otherwise provided in an applicable award agreement, if we experience a change in control in which outstanding awards will not be assumed or continued by the surviving entity:

•	except for performance awards and annual incentive awards, immediately before the change in control, all outstanding shares of restricted stock and all restricted stock units, deferred stock units and dividend equivalent rights will vest, and the shares of Class A common stock underlying, or cash payment promised under, such awards will be delivered; and

•	at the discretion of the compensation committee, either all options and stock appreciation rights will become exercisable at least 15 days before the change in control and terminate, if unexercised, upon the completion of the change in control, and/or all options, restricted stock, restricted stock units, deferred stock units and dividend equivalent rights will be canceled in exchange for cash and/or capital stock.

In the case of performance awards and annual incentive awards, if less than half of the performance period has lapsed, the awards will be treated as though target performance thereunder has been achieved, and if at least half of the performance period has lapsed, actual performance to date (if determinable) will be determined and treated as achieved. If actual performance is not determinable, the awards will be treated as though target performance thereunder has been achieved. Other equity-based awards will be governed by the terms of the applicable award agreement.

Unless otherwise provided in an applicable award agreement, if we experience a change in control in which outstanding awards will be assumed or continued by the surviving entity, the 2016 plan and awards granted thereunder will continue under their terms, with appropriate adjustments to the number of shares subject to or underlying an award and to the exercise prices of options and stock appreciation rights.

Adjustments for Certain Events. The compensation committee will make appropriate adjustments in outstanding awards and the number of shares of Class A common stock reserved and available for issuance under the 2016 plan, including the individual limitations on awards, to reflect certain changes in our stock on account of mergers, reorganizations, recapitalizations, reclassifications, stock splits, spin-offs, combinations of stock, exchanges of stock, stock dividends and other, similar events.

Amendment, Suspension or Termination. The board of directors may, at any time and from time to time, amend, suspend or terminate the 2016 plan so long as no amendment, suspension or termination adversely impairs the rights or obligations under any outstanding award without the affected grantee’s consent. The effectiveness of any amendment to the 2016 plan will be contingent on approval of such amendment by our stockholders to the extent provided by the board of directors or required by applicable laws (including, for so long as our Class A common stock is listed on a stock exchange, the rules of such stock exchange).

U.S. Federal Income Tax Consequences. The material U.S. federal income tax consequences of the 2016 plan under current U.S. federal income tax law are summarized in the following discussion, which deals with the general tax principles applicable to the 2016 plan. The following discussion is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change. Foreign, state and local tax laws, and employment, estate and gift tax considerations are not discussed because they may vary depending on individual circumstances and from jurisdiction to jurisdiction.

Nonqualified Stock Options. There are no immediate U.S. federal income tax consequences of receiving an award of nonqualified stock options under the 2016 plan. Upon exercise of the option, the difference between the exercise price and the fair market value of the shares subject to the option on the exercise date will constitute compensation income taxable to the participant. We will be entitled to a deduction equal to the amount of compensation income taxable to the participant if we comply with applicable reporting requirements and Section 162(m) of the Internal Revenue Code. Upon the participant’s disposition of shares acquired upon exercise, any gain realized in excess of the amount reported as ordinary income will be reportable by the participant as a capital gain, and any loss will be reportable as a capital loss. Capital gain or loss will be long-term if the participant held the shares for more than one year. Otherwise, the capital gain or loss will be short-term.

Incentive Stock Options. There are no immediate U.S. federal income tax consequences of receiving an award of incentive stock options under the 2016 plan. In addition, although a participant generally will not recognize taxable income upon the exercise of an incentive stock option, the participant’s alternative minimum taxable income will be increased by the amount by which the aggregate fair market value of the shares underlying the option, which is generally determined as of the exercise date, exceeds the aggregate exercise price. Further, except in the case of the participant’s death or disability, if an option is exercised more than three months after the participant’s termination of employment, the option will cease to be treated as an incentive stock option and will be subject to taxation under the rules applicable to nonqualified stock options.

If a participant sells the shares acquired upon exercise of an incentive stock option at least two years after the date on which the incentive stock option was granted and at least one year after the date on which the incentive stock option was exercised, any excess of the sale price of the option shares over the exercise price will be treated as long-term capital gain taxable to the option holder at the time of the sale. If the disposition occurs before such two-year and one-year periods, the excess of the fair market value of the option shares on the disposition date over the exercise price will be taxable income to the option holder at the time of the disposition. Of that income, the amount up to the excess of the fair market value of the shares at the time the option was exercised over the exercise price will be ordinary income for income tax purposes, and the balance, if any, will be long-term or short-term capital gain, depending upon whether or not the shares were sold more than one year after the option was exercised. We will not be entitled to a deduction with respect to an incentive stock option unless the participant engages in a disqualifying disposition, at which time we will be entitled to a deduction equal to the amount of the compensation income taxable to the participant.

Stock Appreciation Rights. There are no immediate U.S. federal income tax consequences of receiving an award of stock appreciation rights under the 2016 plan. Upon exercise of stock appreciation rights, the distribution of shares of Class A common stock or the cash payment in satisfaction of the stock appreciation rights will be taxable as ordinary income when the distribution or payment is actually or constructively received by the participant. The amount taxable as ordinary income is the aggregate fair market value of the shares of Class A common stock determined as of the date they are received or, in the case of a cash award, the amount of the cash payment. We will be entitled to a deduction equal to the amount of any compensation income taxable to the participant, subject to Section 162(m) of the Internal Revenue Code and, as to stock appreciation rights that are settled in shares of Class A common stock, if we comply with applicable reporting requirements.

Restricted Stock. Generally, a participant will not recognize any taxable income for U.S. federal income tax purposes in the year of the restricted stock award if the Class A common stock subject to the award is nontransferable and subject to a substantial risk of forfeiture. A participant, however, may elect under Section 83(b) of the Internal Revenue Code to recognize compensation income in the year of the award in an amount equal to the fair market value of the shares on the award date, determined without regard to the restrictions. If a participant does not make a Section 83(b) election, the fair market value of the shares on the date on which the restrictions lapse will be treated as compensation income to the participant and will be taxable in the year in which the restrictions lapse. Dividends and distributions paid on restricted stock for which a participant has not made a Section 83(b) election are taxed as compensation income subject to withholding taxes. After such restricted stock vests (or earlier upon a participant’s timely Section 83(b) election), dividends and distributions paid on the restricted stock will no longer be considered compensation income. We generally will be entitled to a deduction for compensation paid equal to the amount treated as compensation income to the participant in the year in which the participant is taxed on the income if we comply with applicable reporting requirements and with the restrictions of Section 162(m) of the Internal Revenue Code.

Restricted Stock Units and Deferred Stock Units. There are no immediate U.S. federal income tax consequences of receiving an award of restricted stock units or deferred stock units under the 2016 plan. A distribution of shares of Class A common stock or payment of cash in satisfaction of an award of restricted stock units or deferred stock units will be taxable as ordinary income when the distribution or payment is actually or constructively received by the participant. The amount taxable as ordinary income is the aggregate fair market value of the shares of Class A common stock determined as of the date they are received or, in the case of a cash award, the amount of the cash payment. We will be entitled to deduct the amount of such payments when such payments are taxable as compensation to the participant if we comply with applicable reporting requirements and with the restrictions of Section 162(m) of the Internal Revenue Code.

Unrestricted Stock. If a participant receives an award of unrestricted stock, the participant will be required to recognize ordinary income for U.S. federal income tax purposes in an amount equal to the fair market value of the shares on the award date, reduced by the amount, if any, paid for such shares. We will be entitled to deduct the amount of any compensation income taxable to the participant if we comply with applicable reporting requirements and with the restrictions of Section 162(m) of the Internal Revenue Code. Upon the participant’s disposition of shares of unrestricted stock, any gain realized in excess of the amount reported as ordinary income will be reportable by the participant as a capital gain, and any loss will be reportable as a capital loss. Capital gain or loss will be long-term if the participant held the shares for more than one year. Otherwise, the capital gain or loss will be short-term.

Dividend Equivalent Rights. If a participant receives an award of dividend equivalent rights, the participant will be required to recognize ordinary income for U.S. federal income tax purposes in the amount distributed to the participant pursuant to the award. If we comply with applicable reporting requirements and with the restrictions of Section 162(m) of the Internal Revenue Code, we will be entitled to a deduction in the same amount and generally at the same time as the participant recognizes ordinary income.

Performance Awards. There are no immediate U.S. federal income tax consequences of receiving a performance or an annual incentive award under the 2016 plan. A distribution of shares of Class A common stock or payment of cash in satisfaction of a performance or an annual incentive award will be taxable as ordinary income when the distribution or payment is actually or constructively received by the participant. The amount taxable as ordinary income is the aggregate fair market value of the shares of Class A common stock determined as of the date they are received or, in the case of a cash award, the amount of the cash payment. We will be entitled to deduct the amount of such payments when such payments are taxable as compensation to the participant if we comply with applicable reporting requirements and with the restrictions of Section 162(m) of the Internal Revenue Code.

Retirement Benefits

Our employees, including our named executive officers, currently may participate in Dell’s 401(k) retirement savings plan. Dell’s 401(k) plan is available to substantially all of Dell’s U.S. employees. Dell currently makes matching contributions, in which a participant vests immediately, equal to 100% of each participant’s voluntary contributions, up to 5% of the participant’s eligible compensation. Participants may invest their contributions and the matching contributions in a variety of investment choices. We currently do not intend to adopt a new 401(k) plan for our employees. After the completion of this offering, we expect that our employees, including our named executive officers, will continue to be eligible to participate in Dell’s 401(k) plan, which we expect will not include an option to invest in our Class A common stock.

Dell currently does not sponsor a nonqualified deferred compensation plan. In connection with or following the completion of this offering, we may choose to establish one or more deferred compensation plans for our executive officers and our non-employee directors.

Employment Agreements; Severance Arrangements

Employment Agreements

Each of our named executive officers entered into a standard employment agreement with Dell upon the commencement of his employment. The standard employment agreement primarily imposed obligations on the executive intended to protect Dell’s intellectual property and confidential and proprietary information and did not contain provisions regarding compensation or continued employment. In connection with this offering, each of our named executive officers has entered into a replacement employment agreement with us on substantially the same terms as his agreement with Dell. Each of our other employees has entered into, or will be required to enter into, an agreement with the same terms.

Confidentiality, Non-Solicitation and Non-Competition Agreements

Each of our named executive officers entered into a confidentiality, non-solicitation and non-competition agreement with Dell upon the commencement of his employment. Under the agreement, if the executive’s employment were terminated by Dell without cause, Dell would pay the executive an amount equal to six months’ base salary, as severance, subject to specified conditions. The agreement obligated the executive to comply with specified non-competition and non-solicitation obligations for a period of 12 months following the termination of his employment. In connection with this offering, each of our named executive officers has entered into a replacement confidentiality, non-solicitation and non-competition agreement with us on substantially the same terms as his agreement with Dell.

Severance Pay Plan for Executive Employees

As Dell employees before this offering, Messrs. Cote and Winkler were eligible for benefits under Dell’s severance pay plan for eligible executives during fiscal 2016 and fiscal 2015. Our board of directors has adopted the SecureWorks Corp. Severance Pay Plan for Executive Employees in connection with this offering with terms that are substantially the same as the terms of the Dell severance pay plan. The plan generally will provide for severance benefits equal to six months of base salary plus an additional week of salary for each whole year of service with the company, up to six months of subsidized COBRA coverage, and additional amounts equal to a portion of the value of certain outstanding short- and long-term incentive awards. Benefits under the plan will be available only in the case of a qualifying workforce reduction and will be offset by other severance payments.

Equity Awards

Mr. Cote holds unvested time-based and performance-based options to purchase shares of Denali’s Series C common stock, which were awarded to him after the completion of Dell’s going-private transaction in October 2013. Under the terms of the option award agreements, the vesting of these awards will not accelerate upon a termination of Mr. Cote’s employment or upon a change in control of our company. We expect that Mr. Cote will forfeit the unvested portion of his time-based award before the closing of this offering.

Under the 2016 plan, our board of directors will have authority to issue awards with provisions that accelerate vesting and exercisability upon a change in control and to amend existing awards to provide for acceleration. Following the completion of this offering, the board of directors may choose to include such change-in-control acceleration provisions in any awards it may make to our named executive officers.

Before the closing of this offering, we expect to make equity grants under our 2016 long-term incentive plan to our named executive officers and certain SecureWorks and Dell employees in order, among other objectives, to provide these individuals with an equity interest in our company that will enhance the alignment of their interests with those of our stockholders. The equity grants to our named executive officers will consist of a combination of restricted shares of Class A common stock and options to purchase Class A common stock at an exercise price per share equal to the initial public offering price in this offering. Based on the initial public offering price of $14.00 per share, Mr. Cote is expected to receive approximately 412,225 restricted shares of Class A common stock and options to purchase approximately 889,183 shares of Class A common stock, Mr. Jackson is expected to receive approximately 142,857 restricted shares of Class A common stock and options to purchase approximately 235,842 shares of Class A common stock, and Mr. Winkler is expected to receive approximately 107,143 restricted shares of Class A common stock and options to purchase approximately 235,842 shares of Class A common stock. Generally, the equity grants to our other employees will consist of a combination of restricted stock units that will settle in shares of Class A common stock and options to purchase Class A common stock at an exercise price per share equal to the initial public offering price in this offering. Based on the initial public offering price, we expect to issue to those employees, in the aggregate, restricted stock units for approximately 1,376,636 shares of Class A common stock and options to purchase approximately 1,308,921 shares of Class A common stock. The equity grants to employees of Dell will consist of restricted stock units that will settle in shares of Class A common stock. Based on the initial public offering price, we expect to issue to those employees, in the aggregate, restricted stock units for 1,800 shares of Class A common stock.

The equity grants to Mr. Cote will vest ratably over a five-year period beginning on the first anniversary of the grant date. All other equity grants, including those to Messrs. Jackson and Winkler, will vest ratably over a four-year period beginning on the first anniversary of the grant date.

The initial equity grants to our named executive officers and other employees of SecureWorks and Dell are expected to result in an estimated aggregate compensation charge of approximately $41.5 million to be recognized ratably over the estimated weighted-average vesting period of 4.1 years.

Potential Payments Upon Termination or Change in Control

The following table sets forth, for each of our named executive officers, amounts potentially payable upon a termination or change in control of our company, assuming that such a triggering event occurred on January 29, 2016 and that, by such date, we had adopted the SecureWorks Corp. Severance Pay Plan for Executive Employees and each such officer had entered into a standard confidentiality, non-solicitation and non-competition agreement with us (rather than with Dell). The SecureWorks form of confidentiality, non-solicitation and non-competition agreement provides for severance payments in specified circumstances, as described under “—Employment Agreements; Severance Arrangements.”

Name	Severance payment ($)	Continuation of medical welfare benefits ($)	Total benefits ($)
Michael R. Cote
Termination other than for cause (1)	236,250	—	236,250
Change in control of our company	—	—	—
Change in control of Dell	—	—	—

R. Wayne Jackson
Termination other than for cause (2)	212,500	9,295	221,795
Change in control of our company	—	—	—
Change in control of Dell	—	—	—

Tyler T. Winkler
Termination other than for cause (2)	253,721	9,204	262,925
Change in control of our company	—	—	—
Change in control of Dell	—	—	—

(1)	Reflects payments under a confidentiality, non-solicitation and non-competition agreement between Mr. Cote and us.
(2)	Reflects payments under the SecureWorks Corp. Severance Pay Plan for Executive Employees, assuming such officer’s employment is terminated without cause pursuant to a workforce reduction. If Mr. Jackson’s employment were terminated without cause other than pursuant to a workforce reduction, the amount payable to him would equal $212,500 under a confidentiality, non-solicitation and non-competition agreement between Mr. Jackson and us. If Mr. Winkler’s employment were terminated without cause other than pursuant to a workforce reduction, the amount payable to him would equal $169,148 under a confidentiality, non-solicitation and non-competition agreement between Mr. Winkler and us.

Indemnification of Directors and Officers

Our bylaws provide for the indemnification of our directors and officers to the fullest extent permitted by applicable law. The bylaws state that each person who was or is made a party to, or is threatened to be made a party to, any civil or criminal action, suit or administrative or investigative proceeding by reason of the fact that such person is or was a director or officer or, while a director or officer, is or was serving at our request as a director, officer, employee or agent of another corporation or of a partnership, limited liability company, joint venture, trust, enterprise or nonprofit or other entity, will be indemnified and held harmless by us to the fullest extent authorized by the Delaware General Corporation Law against all liability and loss suffered and all expenses (including attorneys’ fees) reasonably incurred by such person in connection with the foregoing.

We will enter into indemnification agreements with each of our directors and executive officers to afford them contractual assurances regarding the scope of their indemnification and to provide procedures for the determination of their right to receive indemnification and to receive reimbursement of expenses as incurred in connection with any related legal proceedings. In addition, we will maintain liability insurance for our directors and executive officers as required by their indemnification agreements.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Denali as Our Indirect Controlling Stockholder

On February 8, 2011, we were acquired by Dell, a global information technology company. On October 29, 2013, Dell Inc. completed a going-private transaction in which its public stockholders received cash for their shares of Dell Inc. common stock. Dell Inc. was acquired by Denali Holding Inc., a holding company formed for the purposes of the transaction, and Dell Inc. thereafter ceased to file reports with the SEC. As of April 1, 2016, the beneficial owners of Denali’s outstanding voting securities were Michael S. Dell, the Chairman, Chief Executive Officer and founder of Dell (64%), the Susan Lieberman Dell Separate Property Trust, a separate property trust for the benefit of Mr. Dell’s wife (6%), investment funds affiliated with Silver Lake, a global private equity firm (24%), MSDC Denali Investors, L.P. and MSDC Denali EIV, LLC, which are managed by MSD Partners, L.P., an investment firm that was formed by the principals of MSD Capital, L.P., the investment firm that exclusively manages the capital of Mr. Dell and his family (4%), and members of Dell’s management and other investors (2%).

Until the completion of this offering, Denali will continue to own indirectly all of our outstanding common stock through its wholly-owned subsidiaries. Immediately after this offering, Denali will own, indirectly through Dell Inc. and Dell Inc.’s subsidiaries, including Dell Marketing, no shares of our outstanding Class A common stock and all 70,000,000 outstanding shares of our Class B common stock, which will represent approximately 86.8% of our total outstanding shares of common stock and approximately 98.5% of the combined voting power of both classes of our outstanding common stock immediately after this offering (or approximately 85.5% and 98.3%, respectively, if the underwriters exercise their over-allotment option in full).

After this offering, Denali will continue to have the power, acting alone, to approve indirectly any action requiring a vote of shares representing a majority of the combined voting power of both classes of our outstanding common stock. As long as Denali continues to control more than 50% of the combined voting power of both classes of our outstanding common stock, Denali will be able to exercise control over all matters requiring approval by our stockholders, including the election of our directors and approval of significant corporate transactions. Denali’s controlling interest may discourage a change in control of our company that other holders of our common stock may favor. Denali is not subject to any contractual obligation to retain any of our common stock, except that it has agreed not to sell or otherwise dispose of any of our common stock during the period ending 180 days after the date of this prospectus without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC, on behalf of the underwriters, subject to specified exceptions, as described under “Underwriters.”

Denali has advised us that it currently intends to retain ownership of at least 80% of the value and of the combined voting power of both classes of our outstanding common stock in order for Denali to continue to include us in its consolidated group for federal income tax purposes. We expect that we will be included in Denali’s consolidated group for U.S. federal income tax purposes following this offering.

Relationship with Dell

During the period since we became a Dell subsidiary, Dell has provided various corporate services to us in the ordinary course of our business, including finance, tax, human resources, legal, insurance, IT, procurement and facilities-related services. Dell also has provided us with the services of a number of its executives and employees. For the first two quarters of fiscal 2016, the costs of such services have been allocated to us based on the allocation method most relevant to the service provided, primarily based on relative percentage of total net sales, relative percentage of headcount or specific identification. Beginning in the third quarter of fiscal 2016, the costs of services provided to us by Dell were governed by the shared services agreement between us and Dell Inc. described under “—Operating and Other Agreements Between Dell or Denali and Us—Shared Services Agreement.” The total amount of the allocations from Dell and the charges under the shared services agreement with Dell was $5.5 million and $3.0 million, respectively, for fiscal 2016. The total amount of the allocations from Dell was $7.2 million for fiscal 2015 and $5.1 million for fiscal 2014. The amount for fiscal 2016 includes $2.2 million of fees for professional services directly related to the legal proceeding discussed in “Notes to Financial Statements—Note 7—Commitments and Contingencies.”

As a subsidiary of Dell, we have participated in various commercial arrangements with Dell, under which, for example, we provide information security solutions to Dell or to third-party clients of Dell in the United States and some international jurisdictions. Through the second quarter of fiscal 2016, Dell received the revenue for, and we transferred to Dell, the costs related to these solutions. The total amount of these costs was $2.2 million for the six months ended July 31, 2015 and $4.9 million and $4.4 million for fiscal 2015 and fiscal 2014, respectively. Beginning in the third quarter of fiscal 2016, our provision of these solutions was governed by our security services customer master services agreement, or master services agreement, with a subsidiary of Dell Inc. that went into effect on August 1, 2015 and is described under “—Operating and Other Agreements Between Dell or Denali and Us—Commercial Agreements—Master Services Agreement.” Under the master services agreement, in lieu of the prior cost recovery arrangement, we charge Dell for our solutions at a rate that is intended to approximate arm’s-length pricing. Revenues generated from the sale of solutions to Dell under the master services agreement totaled approximately $7.5 million for fiscal 2016.

Through the second quarter of fiscal 2016, Dell also has funded our operating and investing activities as needed and transferred our excess cash at its discretion. Beginning in the third quarter of fiscal 2016, Dell ceased the routine funding of our operations and transferring excess cash in connection with the effectiveness of the various commercial agreements described under “—Operating and Other Agreements Between Dell or Denali and Us—Commercial Agreements” and in anticipation of our receipt of proceeds from this offering. During March 2016, because of uncertainty regarding the timing of this offering, Dell made a $10 million capital contribution to equity to provide additional working capital. The contribution was effectuated by a cash transfer and corresponding book entry in our capital account. These cash transfers are reflected as a component of “Parent company investment” in our statements of financial position, and, accordingly, are classified as a change in cash from financing activities in our statements of cash flows.

We purchase certain enterprise hardware systems from Dell Inc. and its subsidiaries in order to provide security solutions to our clients. For the first two quarters of fiscal 2016, the expenses associated with these transactions reflect Dell’s cost and are included in our cost of revenue. Beginning in the third quarter of fiscal 2016, expenses associated with these transactions are incurred at a rate that is intended to approximate arm’s-length pricing pursuant to our amended and restated master commercial customer agreement, or master commercial customer agreement, with a subsidiary of Dell Inc. that went into effect on August 1, 2015 and is described under “—Operating and Other Agreements Between Dell or Denali and Us—Commercial Agreements—Amended and Restated Master Commercial Customer Agreement.” Purchases of systems from Dell totaled $11.6 million during fiscal 2016, $7.8 million during fiscal 2015 and $6.6 million during fiscal 2014. We also purchase computer equipment for internal use from Dell. For the first two quarters of fiscal 2016, these purchases were made at Dell’s cost. Beginning in the third quarter of fiscal 2016, these purchases were made at a rate that is intended to approximate arm’s-length pricing pursuant to the master commercial customer agreement. Purchases of computer equipment from Dell totaled $3.7 million during fiscal 2016, $3.1 million during fiscal 2015 and $2.8 million during fiscal 2014.

We provide solutions to certain clients whose legal contractual relationship has historically been with Dell rather than us, although we carry credit and inventory risk in these arrangements. Effective on August 1, 2015, upon the formation of new subsidiaries to segregate some of our operations from Dell’s operations, many of such client contracts were transferred from Dell to us, forming a direct legal contractual relationship between us and the end client. For clients whose contracts have not yet been transferred, we recognized revenues of approximately $16.7 million for fiscal 2016.

Upon the completion of Dell Inc.’s going-private transaction, we guaranteed repayment of certain indebtedness incurred by Dell to finance the transaction and pledged substantially all of our assets to secure repayment of the indebtedness. In connection with this offering, our guarantees of Dell’s indebtedness and the pledge of our assets have been terminated and we have ceased to be subject to the restrictions of the agreements governing the indebtedness. Following this offering, all of our shares of common stock held by Dell Marketing L.P., an indirect wholly-owned subsidiary of Dell Inc. and Denali, or by any other subsidiary of Denali that is a party to the debt agreements will be pledged to secure repayment of the foregoing indebtedness.

In connection with this offering, we have entered into agreements with Dell Inc., wholly-owned subsidiaries of Dell Inc. and Denali relating either to this offering or for the purpose of formalizing our existing and future relationships with these companies after this offering. We have described the material terms of such agreements below. The terms of these agreements were primarily determined by Dell and Denali, and therefore may not be representative of the terms we could obtain on a stand-alone basis or in negotiations with an unaffiliated third party. We do not currently expect to enter into any additional agreements or other transactions with Dell Inc. or its subsidiaries or with Denali outside the ordinary course, other than those specified below. Approval of any future contract or transaction between us and Dell or Denali or between us and any other organization in which one or more of our directors or officers is a director or officer or has a financial interest will be subject to requirements of Delaware law, SEC rules and regulations and our corporate governance policies.

For additional information about our relationship with Dell, see “Notes to Financial Statements—Note 1—Description of the Business and Basis of Presentation.”

Operating and Other Agreements Between Dell or Denali and Us

In connection with this offering, effective as of August 1, 2015, we entered into certain agreements with Dell Inc., wholly-owned subsidiaries of Dell Inc. and Denali governing various interim or ongoing relationships between us. These agreements include:

•	a shared services agreement;

•	intellectual property agreements;

•	a tax matters agreement;

•	an employee matters agreement;

•	agreements related to real estate matters; and

•	commercial agreements.

The description of the agreements presented below is not complete and is qualified by reference to the specific terms of the agreements, each of which is filed as an exhibit to the registration statement of which this prospectus is a part. We encourage you to read the full text of the agreements.

Shared Services Agreement

We have entered into a shared services agreement with Dell Inc. under which Dell provides us with finance, tax, human resources, legal, insurance, IT, procurement and facilities-related services. Under the agreement, the nature, quality, degree of skill and standard of care applicable to the services that Dell provides to us will be consistent with the services that Dell provided to us to support our business before this agreement and similar services that Dell provides to itself or to any other Dell subsidiary. Dell may engage third parties to provide services covered by the shared services agreement, so long as any such services are provided under an agreement between Dell and the third party containing substantially the same terms and conditions as Dell would obtain for its own account. In addition, we also provide various facilities-related services to Dell employees working out of our leased facilities.

While the shared services agreement is in effect, additional services may be included in the agreement, with the costs, term and level of such additional services to be mutually agreed upon by Dell and us. If we ask Dell to provide us with any additional services that Dell either provided to us before this offering or provides to itself or to any other Dell subsidiary, the lack of which will have a material effect on the continued operation of our business taken as a whole, Dell agrees to use commercially reasonable efforts to begin providing the additional services while we and Dell negotiate the terms of the services.

For the services rendered, we will pay fees to Dell in amounts specified in the shared services agreement. The fees will vary with the type of service provided and generally will be calculated according to one of the following methodologies:

•	estimated cost to Dell per annum of providing the service;

•	amount of fees and expenses paid by Dell for services that Dell has contracted to be provided by third parties; or

•	amount to be determined at the time services are provided on a project-by-project basis.

The payments we expect to make to Dell pursuant to the shared services agreement are not necessarily indicative of, and it is not practical for us to estimate, the level of expenses we might incur in procuring these services from alternative sources.

The initial term of the shared services agreement and, unless otherwise specified for a particular service type, the performance period for each service will expire on August 1, 2017, which is two years from the effective date. Thereafter, the term of the agreement, including the performance period for each service, will be extended automatically for additional one-year terms unless either party provides notice of non-renewal to the other party at least 180 days before the end of the initial term or applicable renewal term. Either party may terminate the shared services agreement in the event of a material breach of the agreement by the other party if the breach remains uncured for a period of 30 days after written notice of the breach is delivered to the breaching party. The shared services agreement will terminate automatically in the event of a change in control of our company. In addition, during the initial term of the shared services agreement, we will have the right to terminate any particular service provided by Dell under the agreement for convenience at any time upon 90 days’ prior written notice of termination to Dell plus payment by us of any non-recoverable costs and expenses incurred by Dell in connection with providing the service. After the initial term, we will have the right to terminate any particular service provided by Dell under the agreement for convenience at any time upon 60 days’ prior written notice of termination to Dell.

The services provided under the shared services agreement will be provided without representation or warranty of any kind. Dell and its directors, officers, employees and agents will have no liability, whether direct or indirect, under the agreement except for damages resulting from Dell’s breach of the agreement, willful misconduct or gross negligence in connection with the services provided to us. Dell will not be liable for any special, incidental or consequential damages relating to the agreement. Further, Dell’s liability for any claim relating to the agreement will be limited to the amount we paid to Dell for the service giving rise to the claim in the year before the claim arose. Dell agrees to indemnify, defend and hold us harmless from any third-party claims, actions, damages and expenses, including attorneys’ fees, arising out of the willful misconduct or gross negligence of Dell in the performance of the agreement and from and against any liability for unpaid taxes, including any interest or penalties, with respect to sales of taxable services completed before the effective date of the agreement that were incorrectly categorized as non-taxable when they occurred. We also agree to indemnify, defend and hold Dell harmless from any third-party claims, actions, damages and expenses, including attorneys’ fees, arising out of our willful misconduct or gross negligence in the performance of the agreement.

Intellectual Property Agreements

Intellectual Property Contribution Agreement. We have entered into an intellectual property contribution agreement with Dell Inc. and its subsidiaries in which Dell, as of August 1, 2015, assigned us all right, title and interest in certain patents, trademarks, copyrights and domain names that we use in our business that were owned by Dell entities. The patents assigned to us are licensed back to Dell under the patent license agreement described below.

Patent License Agreement. We have entered into a patent license agreement with Dell Inc. to formalize the relationship between us and Dell with respect to each party’s ongoing rights to use certain patents owned by the other party. Under the terms of the patent license agreement, (1) we have granted to Dell a non-exclusive, worldwide, fully paid-up and sub-licensable license in all patents owned by us as of the effective date of the agreement, as well as future patents filed by us after such date, together with subsequent improvements on all such patents, and (2) Dell has granted to us a non-exclusive, worldwide and fully paid-up license in all patents owned by Dell that are used or contemplated for future use by us in our business as of the effective date of the agreement, together with subsequent improvements on such patents. Dell’s license to us, and our right to sublicense such license, are limited to use for purposes of our business.

The prosecution and maintenance of all patents licensed under the patent license agreement generally will be at the discretion of the party that owns the applicable patent. If we decide not to prosecute or maintain patent protection for any patent licensed by us to Dell, however, we must notify Dell reasonably in advance of the applicable prosecution or maintenance deadline, and Dell will have the right to seek patent protection for the patent, in Dell’s name and at Dell’s expense. The party that owns any patent licensed under the patent license agreement will have the sole right, but not the obligation, to enforce its patent rights against infringement or misappropriation by third parties.

With respect to each party, the patent license agreement will expire upon the expiration of the last to expire of the patent rights licensed under the agreement to such party. Either party may terminate the patent license agreement with respect to the patents licensed by that party from the other party, in whole or in part, upon written notice at any time. In addition, either party may terminate the patent license agreement in the event of a material breach of the agreement by the other party, if the breach remains uncured for a period of 30 days after written notice of the breach is delivered to the breaching party. In the event of any such termination for breach, the licenses granted to the non-breaching party will automatically convert to perpetual, irrevocable licenses that will survive the termination.

The patents licensed under the agreement will be licensed “as is,” without representation or warranty of any kind. Neither party, nor its directors, officers, employees or agents, will be liable for any consequential, punitive, special or exemplary damages arising out of the agreement, except for damages arising out of a party’s willful misconduct or fraud.

Trademark License Agreement. We have entered into a trademark license agreement with Dell Inc. under which Dell Inc. has granted us a non-exclusive, royalty-free worldwide license to use the trademark “DELL,” solely in the form of “SECUREWORKS—A DELL COMPANY,” in connection with our business and products, services and advertising and marketing materials related to our business, after this offering. Under the agreement, our use of the Dell trademark in connection with any product, service or otherwise is subject to Dell Inc.’s prior review and written approval, which may be revoked at any time. We must immediately cease use of the licensed trademark generally or in connection with any product, services or materials upon Dell Inc.’s written request. The agreement is terminable at will by either party, and we must cease all use of the Dell trademark upon any such termination.

Tax Matters Agreement

We have entered into a tax matters agreement with Denali. The tax matters agreement will govern the respective rights, responsibilities and obligations of Denali and us after this offering with respect to tax liabilities and benefits, tax attributes, tax contests, and other matters regarding income taxes, non-income taxes and related tax returns.

In general, under the tax matters agreement:

•

Denali generally will be responsible for any U.S. federal income taxes of the Dell affiliated group for U.S. federal income tax purposes of which Denali is the common parent. For tax periods, or portions thereof, beginning after the date of the tax matters agreement in which we or one of our subsidiaries are included in such a group, we will be responsible for our portion of such income tax liability (with certain technical adjustments) as if we and our subsidiaries had filed a separate tax return that included only us and our subsidiaries for that period.

•	Denali generally will be responsible for any U.S. state or local income taxes reportable on a consolidated, combined or unitary return that includes Denali entities other than us or our subsidiaries, on the one hand, and us or one of our subsidiaries, on the other hand. For tax periods, or portions thereof, beginning after the date of the tax matters agreement in which we or one of our subsidiaries are included in such a group, we will be responsible for our portion of such income tax liability (with certain technical adjustments) as if we and our subsidiaries had filed a separate tax return that included only us and our subsidiaries for that period.

•	Denali will be responsible for any U.S. state or local income taxes reportable on returns that include only Denali entities other than us or our subsidiaries, and we will be responsible for any U.S. state or local income taxes filed on returns that include only us and our subsidiaries.

•	Denali will be responsible for any non-U.S. income taxes of Denali entities other than us, and we will be responsible for any non-U.S. income taxes of us and our subsidiaries.

•	We and Denali each will be responsible for any non-income taxes attributable to our respective businesses for all periods.

Denali will be primarily responsible for preparing and filing any tax return with respect to the Dell affiliated group for U.S. federal income tax purposes and with respect to any consolidated, combined or unitary group for U.S. state or local income tax purposes that includes Denali or any of its subsidiaries (and us or one of our subsidiaries). Under the tax matters agreement, we generally will be responsible for preparing and filing any tax returns that include only us and our subsidiaries.

Denali generally will have exclusive authority to control tax contests related to any tax returns of the Dell affiliated group for U.S. federal income tax purposes and with respect to any consolidated, combined or unitary group for U.S. state or local income tax purposes that includes Denali or any of its subsidiaries (and us or one of our subsidiaries). We generally will have exclusive authority to control tax contests with respect to tax returns that include only us and our subsidiaries.

So long as we are a member of Denali’s consolidated group for income tax purposes, Denali will pay us the amount of any tax benefit it receives as a result of our tax assets, such as net operating losses. To the extent that there is an adjustment to any federal, state or local taxes for any tax period in which we or one of our subsidiaries is included in a consolidated, combined or unitary group with Denali, Denali will pay us (or we will pay Denali) an amount such that, after the payment is made, we will have been responsible only for our portion of taxes for that period as if we and our subsidiaries had filed a separate tax return that included only us and our subsidiaries (with certain technical adjustments).

Although each member of a consolidated group generally is severally liable for the U.S. federal income tax liability of each other member of the consolidated group for any year in which it is a member of the group at any time during that year, Denali has agreed to indemnify us for any liability not discharged by any other member of the Dell consolidated group for any taxable years during which we were, or one of our subsidiaries was, a member of the consolidated group.

Without the prior written consent of Denali, we may not issue any capital stock, issue any instrument that is convertible, exercisable or exchangeable into any of our capital stock or which may be deemed to be equity for tax purposes, or take any other action that would be reasonably expected to cause Denali to beneficially own capital stock in us that, on a fully diluted basis, does not constitute “control” within the meaning of Section 368(c) of the Internal Revenue Code or cause a deconsolidation of us with respect to the Dell consolidated group.

We will indemnify Denali for any breach by us of the tax matters agreement (including any breach of our obligation not to cause Denali to lose “control” within the meaning of Section 368(c) of the Internal Revenue Code or cause a deconsolidation). Denali will indemnify us for any breach by Denali of the tax matters agreement.

Employee Matters Agreement

We have entered into an employee matters agreement with Denali and Dell Inc. The employee matters agreement addresses the allocation of rights, responsibilities and obligations between us and Dell with respect to the employment and compensation of, and benefits provided to, our respective employees. The agreement also addresses the treatment of outstanding Denali equity awards held by employees of our company. For purposes of the agreement, references to our employment of employees or establishment of employee benefit plans include those employees who are employed by or become employed by our affiliates and those plans established by our affiliates, respectively.

The employee matters agreement will terminate on the latest to occur of:

•	the last day of the calendar year containing the second anniversary of the completion of this offering, except that this date will be automatically extended for successive three-month periods unless we or Dell provide written notice of termination to the other;

•	the date on which we have established all of the employee benefit plans that we are required to establish under the agreement; and

•	the earlier of (1) the date on which Denali ceases to own beneficially at least 50% of the combined voting power of our outstanding common stock as a result of a subsequent offering of our common stock or (2) the 90th day after Denali ceases to own beneficially at least 50% of the combined voting power of our outstanding common stock as a result of any other transaction.

We intend to continue to employ those individuals who are employees of our company on the effective date of the employee matters agreement, with limited exceptions. In addition, before the completion of this offering, we intend to offer employment to some employees of Dell who are providing services to our business. Other employees of Dell will continue to provide services to our business under the shared services agreement, but will not become our employees. The employee matters agreement permits us and Dell to agree to the further transfer of employees between us, from time to time, following this offering. We expect to enter into an employment agreement with each employee who is employed with us upon the completion of this offering, as well as each employee who subsequently becomes employed by us prior to the termination of the employee matters agreement. We also expect to enter into a restrictive covenant agreement with certain employees who are employed with us upon the completion of this offering, as well as some employees who subsequently become employed with us prior to the termination of the employee matters agreement.

We currently participate in Dell’s benefit plans, with the obligation to reimburse Dell for our share of compensation and benefit liabilities. We will continue to be responsible for the compensation and benefit liabilities of those individuals who are employees of our company on the effective date of the employee matters agreement, and we generally will become responsible for the prospective compensation and benefit liabilities of those employees who become employed with us in connection with this offering. Dell generally will remain liable for the compensation and benefit liabilities incurred by employees while they were employed with Dell and before they become employed by us, except that we agree to assume all unused vacation, holiday and sick days accrued by these employees with Dell. Dell will become responsible for the prospective compensation and benefit liabilities of those of our employees who become employed with Dell in connection with this offering, except that Dell has agreed to assume all unused vacation, holiday and sick days accrued by these employees with us. If there is a delay in transferring any employees to our employment, we will reimburse Dell for such employees’ compensation and benefits costs and liabilities, including related employment taxes. We will have a similar reimbursement obligation if we assign certain of our employees to temporary employment positions with

Dell in a jurisdiction in which we do not have a legal entity, or if we arrange for Dell to operate as a reseller of our solutions and Dell employees are assigned to perform to such services.

The employee matters agreement provides that the transfer of employees between us and Dell is not deemed to be a severance of employment, separation from service or change of control for purposes of any benefit plan or with respect to Section 409A of the Internal Revenue Code. The employee matters agreement also contains certain provisions relating to service recognition under the employee benefit plans that we will put into effect, recognition of co-pays, deductibles and out-of-pocket maximums under our welfare benefit plans, and other material terms and conditions of our employee benefit plans.

We will remain a participating employer in the Dell retirement and welfare benefit plans immediately following this offering. We may put our own welfare benefit plans into effect at any time that we determine to do so, unless either we are required by law or otherwise agree with Dell to put any plans into place sooner, or Dell would incur any liabilities that it has not agreed to incur as a result of our not establishing any plan outside the United States. Our employees will cease to be eligible to participate in the Dell welfare plans on the earliest to occur of:

•	the date of any subsequent offering of our common stock after which Denali no longer beneficially owns a majority of the combined voting power of our outstanding common stock;

•	the 90th day after any other transaction after which Denali no longer beneficially owns a majority of the combined voting power of our outstanding common stock;

•	the date that we cease receiving human resources services under the shared services agreement (unless we agree otherwise with Dell);

•	the last day of the calendar year containing the second anniversary of the completion of this offering, which will be further extended for successive three-month periods unless this participation period is otherwise terminated by either Dell or us on at least 60 days’ notice to the other party; and

•	with respect to any particular welfare plan, the date that we establish a similar welfare plan.

To the extent required by law, we will provide welfare plans that are substantially similar to the Dell welfare plans in effect in an applicable local jurisdiction for similarly situated employees of Dell.

We may establish our own 401(k) plan during the period that Denali beneficially owns at least 80% of the combined voting power of our outstanding common stock, subject to Dell’s consent (which will not be unreasonably withheld) and a mutual agreement between us and Dell regarding any related human resources services that Dell would provide, and so long as the establishment does not cause Dell’s 401(k) plan to violate qualified plan rules. At the time that we establish a 401(k) plan, unless a transfer is required by law, Dell has discretion to determine whether to transfer from the Dell 401(k) plan to our 401(k) plan those assets and liabilities allocable to employees employed with us on or after the effective date of the employee matters agreement. However, if such a transfer is requested by us in writing, Dell may not unreasonably withhold its consent. If we continue to participate in the Dell 401(k) plan at the time that Denali ceases to beneficially own at least 80% of the combined voting power of our outstanding common stock, we must provide Dell with 90 days’ written notice of any discontinuance. If we are still using Dell’s human resources services pursuant to the shared services agreement, our establishment of a 401(k) plan after that discontinuance will require Dell’s consent (which will not be unreasonably withheld). Dell has discretion to terminate our participation in its 401(k) plan at any time so long as Dell provides us with 90 days’ advance written notice. Termination of our use of Dell’s human resources services, pursuant to the shared services agreement, or termination of the employee matters agreement will also end our participation in the Dell 401(k) plan.

We have established an annual cash bonus plan for our 2016 fiscal year for the benefit of our eligible U.S. employees. See “Executive Compensation—Benefit Plans—SecureWorks Corp. Incentive Bonus Plan” for a description of the material terms of the annual cash bonus plan. Our employees in non-U.S. jurisdictions will continue to be eligible to participate in Dell’s incentive plans in those jurisdictions in which such plans have been established for similarly situated Dell employees, unless we agree otherwise with Dell. The employee matters agreement requires us to cooperate with Dell and comply with law in determining whether we will establish any incentive plans in non-U.S. jurisdictions for our employees.

The employee matters agreement also describes the general treatment of outstanding equity incentive awards of Denali held by our employees. In general, any such outstanding equity awards held by persons who are or will be our employees on the date that the employee matters agreement becomes effective will remain in the Denali Holding Inc. 2013 Stock Incentive Plan, except as otherwise agreed in writing by Dell and the employee. We have established a new stock incentive plan under which we will make awards upon and after the completion of this offering. See “Executive Compensation—Benefit Plans—SecureWorks Corp. 2016 Long-Term Incentive Plan” for a description of the material terms of our 2016 stock incentive plan.

If any of our employees has outstanding cash awards under Dell’s 2012 Long-Term Incentive Plan on the effective date of the employee matters agreement, those awards generally will continue under that plan, except as otherwise agreed in writing by Dell and the employee.

We have agreed to indemnify, defend and hold Denali and Dell harmless from third parties’ actions and any and all liabilities arising from our gross negligence or willful misconduct in the performance of the employee matters agreement or any breach of any statutory or other duty that we owe to any employee benefit plan of our company or Dell. Dell and Denali have separately agreed to indemnify, defend and hold us harmless from third parties’ actions and any and all liabilities arising from their own gross negligence or willful misconduct in their separate performance of the employee matters agreement or any breach of any statutory or other duty that either Dell or Denali, as applicable, owes to any such employee benefit plan.

Agreements Related to Real Estate Matters

To comply with regulatory requirements in Romania and India, we have entered into separate leases or subleases with Dell that govern the terms under which we may use the spaces we share, and will continue to share, with Dell at properties in those jurisdictions. We may enter into leases or sub-leases with Dell in other non-U.S. jurisdictions after this offering.

Commercial Agreements

We have entered into the following agreements with respect to existing, ongoing and future commercial arrangements either with Dell Inc. or its subsidiaries or with clients with whom we have contracted to provide solutions through Dell:

Master Services Agreement. Since our acquisition by Dell in 2011, we have provided information security solutions from time to time either directly to Dell Inc. or to a Dell Inc. subsidiary, or on Dell’s behalf to third-party clients with which Dell has entered into commercial agreements. We have entered into a master services agreement with a subsidiary of Dell Inc. that formalizes the process and terms pursuant to which Dell purchases information security solutions from us, together with related hardware. The master services agreement governs our provision of these solutions directly to Dell Inc. and Dell Inc.’s subsidiaries as a client, as well as any new engagements in which we provide complex, bundled services and related hardware to third parties on Dell’s behalf. The type of managed security solutions to be provided to Dell will be specified in the applicable service order executed or submitted by Dell under the master services agreement from time to time, and will be priced at a discount to list price. The amount and pricing for any consulting solutions to be provided under the agreement will be set forth in the applicable statement of work.

The term of the master services agreement will continue until all service orders or statements of work have expired or been terminated. Either party may terminate the master services agreement or any service order or statement of work in the event of a material breach by the other party that is not cured within 30 days’ written notice thereof.

Revenue generated from solutions provided to Dell under the master services agreement represented approximately 2% of our annual revenue for fiscal 2016.

Amended and Restated Master Commercial Customer Agreement. We procure certain hardware, software and services from Dell from time to time. We have entered into an amended and restated master commercial customer agreement with a subsidiary of Dell Inc. that formalizes the process and terms on which we will continue to purchase hardware, software and services in the future. The type and amount of any hardware, software or services that we purchase will be specified in the applicable service schedule or purchase order executed or submitted by us under the master commercial customer agreement from time to time, and will be priced either at a discount to list price or at a margin above Dell’s cost as specified in the agreement. The pricing terms are generally consistent with the pricing terms Dell offers to select corporate customers.

The initial term of the master commercial customer agreement is one year beginning on the effective date of August 1, 2015. The term of the agreement will be renewed automatically for additional, successive, one-year terms unless either party provides written notice of non-renewal to the other party at least 30 days before the end of the then-current term. Either party may terminate the agreement for convenience on 60 days’ prior written notice or for a material breach that is not cured within 30 days of receipt of written notice thereof.

On a pro forma basis, the aggregate cost to us for purchases of hardware and software from Dell, reflecting the pricing terms specified in the master commercial customer agreement, was approximately $15.7 million for fiscal 2015. If the master commercial customer agreement were terminated or not renewed, we might be unable to enter into an arrangement with an unrelated third party to procure comparable hardware, software and services on terms, including pricing terms, that are as favorable as the terms reflected in the master commercial customer agreement, which could adversely affect our results of operations. We do not believe, however, that any such adverse effect would be material to those results.

Amended and Restated Reseller Agreement. We presently distribute our solutions through a network of Dell legal entities in each of the non-U.S. markets in which we compete. We have established our own wholly-owned subsidiaries in some of our key non-U.S. markets, and will continue to do so. With respect to all other non-U.S. markets, however, we have entered into an amended and restated reseller agreement with Dell Inc. under which the Dell legal entities located in the applicable jurisdictions will continue to distribute our solutions. In connection with our sale of solutions and hardware to Dell for Dell’s resale to its end-user clients, we will invoice Dell an amount equal to Dell’s reseller-related revenues less a discount. We will act as the primary point of contact for clients obtained through the reseller agreement with respect to questions regarding any installation services performed by us, as well as with respect to ongoing maintenance and support for the solutions.

The initial term of the reseller agreement will be three years from the effective date of the agreement. The agreement will be automatically renewed for additional, successive, one-year terms unless either party provides written notice of non-renewal to the other party at least 180 days before the end of the then-current term. Either party may terminate the agreement for a material breach that is not cured within 30 days of receipt of written notice thereof.

Letter Agreement to Master Services Agreement and Reseller Agreement. We also have entered into a letter agreement with Dell Inc. that will apply to existing agreements between us and Dell under which either we provide information security solutions and related hardware to a third-party client on Dell’s behalf or Dell acts as a reseller of our solutions. The letter agreement provides that we will continue to provide our solutions and related hardware, and Dell will continue to act as reseller, in accordance with the terms and conditions of our existing agreements with Dell. The pricing terms of existing information security solutions agreements will be revised to reflect the discount to list price specified in the master services agreement.

Revolving Credit Facility. On November 2, 2015, SecureWorks, Inc., our wholly-owned subsidiary, entered into a revolving credit agreement with a subsidiary of Dell Inc. under which we have obtained a one-year $30 million senior unsecured revolving credit facility. Under the facility, up to $30 million principal amount of borrowings may be outstanding at any time. The maximum amount of borrowings may be increased by up to an additional $30 million by mutual agreement. The proceeds from loans made under the facility will be used for general corporate purposes. The facility will first be available for borrowings on the date on which we and the underwriters for this offering enter into an underwriting agreement establishing the price of our Class A common stock to be sold in this offering. The facility is not guaranteed by us or any of our subsidiaries.

Each loan made under the revolving credit facility will accrue interest at an annual rate equal to the applicable London interbank offered rate plus 1.60%. Amounts under the facility may be borrowed, repaid and reborrowed from time to time during the term of the facility. We will be required to repay in full all of the loans outstanding, including all accrued interest, and the facility will terminate upon a change of control of us or following a transaction in which SecureWorks, Inc. ceases to be a direct or indirect wholly-owned subsidiary of our company. The credit agreement contains customary representations, warranties and events of default.

Guaranty of Atlanta Headquarters Lease

Dell Inc. has entered into a guaranty in favor of the landlord under the office lease for our headquarters in Atlanta, Georgia, in which it has agreed to guarantee unconditionally the full and prompt payment and performance of our obligations to the landlord under the lease and any related documents or instruments.

Note Purchase Agreement

On June 30, 2015, we entered into a note purchase agreement with investors to sell up to $25.0 million in aggregate principal amount of our convertible notes to such investors. We completed the sale of $22.0 million in aggregate principal amount of such convertible notes on August 3, 2015. The investors included investment funds associated with Centerview Capital Technology, a private investment firm, which purchased $19.5 million of the convertible notes. David Dorman, who will be appointed to our board of directors upon or before the completion of this offering, is a founding partner of Centerview Capital Technology. The other investors were Pamela Daley, William R. McDermott and James M. Whitehurst, who invested $1.0 million, $1.0 million and $0.5 million, respectively, in the convertible notes. On September 14, 2015, we sold an additional convertible note in the principal amount of $0.5 million to Mark J. Hawkins. The terms of the note sold to Mr. Hawkins are identical to those of the notes purchased by the initial investors. Ms. Daley and Messrs. Hawkins, McDermott and Whitehurst will be appointed to our board of directors upon or before the completion of this offering.

Each convertible note matures five business days prior to February 3, 2017, unless the maturity date is extended to August 3, 2018 by mutual consent of the holder of the convertible note and us. The convertible notes accrue interest at an annual rate of 5%, all of which is payable on the maturity date. In accordance with the terms of the convertible notes, upon the closing of this offering, the convertible notes will automatically convert into 2,008,924 shares of our Class A common stock at a conversion price per share equal to 80% of the initial public offering price of $14.00 per share. No accrued interest will convert into Class A common stock upon any such automatic conversion. Each holder of convertible notes has agreed in the note purchase agreement that the holder will not sell, transfer or dispose of any shares of Class A common stock issuable upon conversion of such convertible notes, or engage in other specified transactions in such shares, other than to or with the holder’s controlled affiliates, during the period ending one year after the date of this prospectus.

We expect to use the proceeds from the convertible notes offering for working capital and general corporate purposes.

Registration Rights Agreements

Before the completion of this offering, we will enter into a registration rights agreement with Dell Marketing, Michael S. Dell, the Susan Lieberman Dell Separate Property Trust, MSDC Denali Investors, L.P., MSDC Denali EIV, LLC and the Silver Lake investment funds that own Denali common stock in which we will grant them and their respective permitted transferees demand and piggyback registration rights with respect to the shares of our Class A common stock and Class B common stock held by them from time to time. Registration of those shares under the Securities Act would permit the stockholders to sell their shares into the public market. We will be required to pay the registration expenses in connection with the registrations, other than any underwriting discounts and commissions and specified fees and expenses of the selling stockholders’ counsel.

We also have entered into a registration rights agreement with the investors in our convertible notes offering in which we have granted to such investors and their permitted transferees shelf and piggyback registration rights with respect to the shares of our Class A common stock that will be issued upon the conversion of the convertible notes, as described under “—Note Purchase Agreement.” Registration of those shares under the Securities Act would permit the stockholders to sell their shares into the public market. We will be required to pay the registration expenses in connection with the registrations, other than any underwriting discounts and commissions and specified fees and expenses of the selling stockholders’ counsel.

For more information about these registration rights, see “Shares Eligible for Future Sale—Registration Rights.”

Other Transactions with Related Persons

We recognized revenue related to solutions provided by us to Michael S. Dell, the Susan Lieberman Dell Separate Property Trust (a separate property trust for the benefit of Mr. Dell’s wife) and MSD Capital, L.P. (a firm founded for the purposes of managing investments of Mr. Dell and his family). The revenues recognized by us from such solutions totaled $253,000 for fiscal 2016, $279,000 for fiscal 2015 and $168,000 for fiscal 2014. During each of such fiscal periods at the time of the transactions, Mr. Dell and the Susan Lieberman Dell Separate Property Trust beneficially owned more than 5% of our outstanding common stock.

Indemnification Agreements

We will enter into indemnification agreements with each of our directors and executive officers, as described in “Executive Compensation—Indemnification of Directors and Officers.”

Policies and Procedures with Respect to Transactions with Related Persons

Before our initial public offering, we had not adopted any policies or procedures for the review, approval or ratification of transactions with related persons. After our initial public offering, our board of directors intends to adopt a written policy setting forth the policies and procedures for the review and approval or ratification of such transactions. The policy will cover, with various exceptions set forth in Item 404 of Regulation S-K of the SEC, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a direct or indirect material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. This policy will not apply to agreements entered into with Denali or its subsidiaries or affiliates that are in existence at the time of the completion of this offering, including the agreements described in this section. Our nominating and corporate governance committee will be responsible for reviewing and approving transactions with related persons.

PRINCIPAL STOCKHOLDERS

The following table presents information as of April 1, 2016, except as indicated below, regarding the beneficial ownership of our common stock before and immediately following the completion of this offering by:

•	each of our directors;

•	each of our director nominees;

•	each of our named executive officers;

•	all of our executive officers, directors and director nominees as a group; and

•	each person known by us to own beneficially more than 5% of our outstanding shares of common stock.

Before this offering, we have a single outstanding class of common stock, which is our Class B common stock. All of the outstanding shares of that class are held of record by Dell Marketing L.P., an indirect wholly-owned subsidiary of Denali, and beneficially owned by Denali and other subsidiaries directly or indirectly wholly owned by Denali, consisting of Denali Intermediate Inc., Dell Inc., Dell International L.L.C. and Dell Marketing Corp. As of April 1, 2016, the beneficial owners of Denali’s outstanding voting securities were Michael S. Dell, the Chairman, Chief Executive Officer and founder of Dell (64%), the Susan Lieberman Dell Separate Property Trust, a separate property trust for the benefit of Mr. Dell’s wife (6%), investment funds affiliated with Silver Lake, a global private equity firm (24%), MSDC Denali Investors, L.P. and MSDC Denali EIV, LLC, which are managed by MSD Partners, L.P., an investment firm that was formed by the principals of MSD Capital, L.P., the investment firm that exclusively manages the capital of Mr. Dell and his family (4%), and members of Dell’s management and other investors (2%).

The columns in the following table entitled “Percentage of Shares of Class A Beneficially Owned—Before Offering” and “Percentage of Shares of Class B Beneficially Owned—Before Offering” are based on no shares of our Class A common stock and 70,000,000 shares of our Class B common stock outstanding as of April 1, 2016, and give pro forma effect to our capitalization as it will be in effect immediately before the closing of this offering. The columns entitled “Percentage of Shares of Class A Beneficially Owned—After Offering” and “Percentage of Shares of Class B Beneficially Owned—After Offering” are based on 10,671,149 shares of our Class A common stock and 70,000,000 shares of our Class B common stock to be outstanding immediately following this offering after giving effect to:

•	the issuance of the shares of Class A common stock we are selling in this offering, assuming no exercise of the underwriters’ over-allotment option;

•	the restricted shares of Class A common stock to be granted to the executive officers under our 2016 long-term incentive plan before the closing of this offering, based on the initial public offering price of $14.00 per share; and

•	the shares of Class A common stock to be issued upon the conversion of our outstanding convertible notes at the closing of this offering, based on the initial public offering price.

The following information has been presented in accordance with the SEC’s rules and is not necessarily indicative of beneficial ownership for any other purpose. Under the SEC’s rules, beneficial ownership of a class of capital stock as of any date includes any shares of that class as to which a person, directly or indirectly, has or shares voting power or investment power as of that date and also any shares as to which a person has the right to acquire sole or shared voting or investment power as of or within 60 days after that date through the exercise of any stock option, warrant or other right (including any conversion right), without regard to whether the right expires before the end of the 60-day period or continues thereafter. Because each share of Class B common stock is convertible into one share of Class A common stock at any time at the holder’s option, the beneficial owners of outstanding shares of our Class B common stock are deemed to be the beneficial owners of the same number of shares of our Class A common stock. If two or more persons share voting power or investment power with respect to specific securities, all of those persons may be deemed to be the beneficial owners of the securities. Information with respect to persons other than the holders listed in the table below that share beneficial ownership with respect to the securities shown is set forth in the footnotes to the table.

Beneficial Owner	Number of Shares of Class A Beneficially Owned (1)				Percentage of Shares of Class A Beneficially Owned (1)				Number of Shares of Class B Beneficially Owned (1)		Percentage of Shares of Class B Beneficially Owned (1)		Percentage of Total Voting Power (1)
	Before Offering		After Offering		Before Offering		After Offering		Before Offering	After Offering	Before Offering	After Offering	Before Offering	After Offering
Principal Stockholders:
Michael S. Dell (2)	70,000,000		70,000,000		100%		86.8%		70,000,000	70,000,000	100%	100%	100%	98.5%
SLP investment funds (3)	70,000,000		70,000,000		100%		86.8%		70,000,000	70,000,000	100%	100%	100%	98.5%
Denali Holding Inc. (4)	70,000,000		70,000,000		100%		86.8%		70,000,000	70,000,000	100%	100%	100%	98.5%
Dell Marketing L.P. (4)(5)	70,000,000		70,000,000		100%		86.8%		70,000,000	70,000,000	100%	100%	100%	98.5%
Named Executive Officers, Directors and Director Nominees:
Michael R. Cote	—	(6)	412,225	(7)	—	(6)	3.9	% (7)	—	—	—	—	—	*
R. Wayne Jackson	—	(6)	142,857	(7)	—	(6)	1.3	% (7)	—	—	—	—	—	*
Tyler T. Winkler	—	(6)	107,143	(7)	—	(6)	1.0	% (7)	—	—	—	—	—	*
Michael S. Dell (2)	70,000,000		70,000,000		100%		86.8%		70,000,000	70,000,000	100%	100%	100%	98.5%
Egon Durban (3)	—		—		—		—		—	—	—	—	—	—
Pamela Daley	—		89,285	(8)	—		*	(8)	—	—	—	—	—	*
David W. Dorman	—		1,741,070	(9)	—		16.3	% (9)	—	—	—	—	—	*
Mark J. Hawkins	—		44,642	(8)	—		*	(8)	—	—	—	—	—	*
William R. McDermott	—		89,285	(8)	—		*	(8)	—	—	—	—	—	*
James M. Whitehurst	—		44,642	(8)	—		*	(8)	—	—	—	—	—	*
All executive officers, directors and director nominees as a group (10 persons)	70,000,000	(10)	72,671,149	(11)	100	% (10)	90.1	% (11)	70,000,000	70,000,000	100%	100%	100%	98.9%

*	Less than 1%.

(1)	The percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by the person, which includes the number of shares as to which the person has the right to acquire voting or investment power as of or within 60 days after such date, by the sum of the number of shares outstanding as of such date plus the number of shares as to which the person has the right to acquire voting or investment power as of or within 60 days after such date. Consequently, the denominator for calculating beneficial ownership percentages may be different for each beneficial owner.

(2)	As described in this prospectus, Mr. Dell is the Chairman of the Board and Chief Executive Officer of Denali Holding Inc. and was the beneficial owner of 64% of Denali’s voting securities outstanding as of April 1, 2016. Mr. Dell also may be deemed to beneficially own the shares of Denali common stock owned by the Susan Lieberman Dell Separate Property Trust, a separate property trust for the benefit of Mr. Dell’s wife, which was the beneficial owner of 6% of Denali’s voting securities outstanding as of April 1, 2016. As a result of the foregoing, Mr. Dell may be deemed to be the beneficial owner of all of the shares of our common stock beneficially owned by Denali. Shares of Class A common stock shown as beneficially owned by Mr. Dell are issuable upon conversion of the same number of shares of Class B common stock deemed to be beneficially owned by Mr. Dell. Mr. Dell’s address is c/o Dell Inc., One Dell Way, Round Rock, Texas 78682.

(3)

The SLP investment funds consist of Silver Lake Partners III, L.P., Silver Lake Technology Investors III, L.P., Silver Lake Partners IV, L.P., Silver Lake Technology Investors IV, L.P. and SLP Denali Co-Invest, L.P. The Silver Lake investment funds are the record holders and beneficial owners of 24% of Denali’s voting securities outstanding as of April 1, 2016. The Silver Lake investment funds have the right, under an agreement with Denali and other Denali stockholders, to approve the sale by Denali or specified subsidiaries of Denali of any shares of our common stock held by them. As a result, the Silver Lake investment funds may be deemed to share beneficial ownership of all of the shares of our common stock beneficially owned by Denali. The general partner of each of Silver Lake Partners III, L.P. and Silver Lake Technology Investors III, L.P. is Silver Lake Technology Associates III, L.P., and the general partner of Silver Lake Technology Associates III, L.P. is SLTA III (GP), L.L.C., referred to as SLTA III. The general partner of SLP Denali Co-Invest, L.P. is SLP Denali Co-Invest GP, L.L.C., and the managing member of SLP Denali Co-Invest GP, L.L.C. is Silver Lake Technology Associates III, L.P. The Investment Committee of SLTA III has sole voting and dispositive control over such securities. Michael Bingle, James Davidson, Egon Durban, Kenneth Hao, Christian Lucas, Gregory Mondre and Joseph Osnoss are the members of the Investment Committee of SLTA III. The general partner of each of Silver Lake Partners IV, L.P. and Silver Lake Technology Investors IV, L.P. is Silver Lake Technology Associates IV, L.P., and the general partner of Silver Lake Technology Associates IV, L.P. is SLTA IV (GP), L.L.C., referred to as SLTA IV. The Investment Committee of SLTA IV has sole voting and dispositive control over such securities. Michael Bingle, James Davidson, Egon Durban, Kenneth Hao, Gregory Mondre and Joseph Osnoss are the members of the Investment Committee of SLTA IV. The managing member of SLTA III and SLTA IV is Silver Lake Group, L.L.C. As such, Silver Lake Group, L.L.C. may be deemed to have beneficial ownership of the securities beneficially owned by the SLP investment funds. The address for each of the SLP investment funds and other entities named above is 2775 Sand Hill Road, Suite 100, Menlo Park, California 94025. Shares of Class A common stock shown as beneficially owned by the SLP investment funds are issuable upon conversion of the same number of shares of Class B common stock held of record by Dell Marketing L.P.

(4)	Dell Marketing L.P. is the direct owner and holder of record of all of our common stock before this offering and will be the direct owner and holder of record of the shares of Class B common stock shown in the table immediately after the completion of this offering. Dell Marketing is indirectly wholly owned by Denali Holding Inc. through directly and indirectly held wholly-owned subsidiaries of Denali, consisting of Denali Intermediate Inc., Dell Inc., Dell International L.L.C. and Dell Marketing Corp. Dell Marketing Corp. directly owns all of the outstanding membership interests of each of Dell Marketing GP L.L.C. and Dell Marketing LP L.L.C. Dell Marketing GP L.L.C. is the sole general partner of, and owns a 1% general partnership interest in, Dell Marketing. Dell Marketing LP L.L.C. is the sole limited partner of, and owns a 99% limited partnership interest in, Dell Marketing. The shares of our common stock beneficially owned by Denali and directly owned and held of record by Dell Marketing may be deemed to be beneficially owned by each other indirect or indirect wholly-owned subsidiary of Denali in addition to Dell Marketing. Shares of Class A common stock shown as beneficially owned by Denali and Dell Marketing are issuable upon conversion of the same number of shares of Class B common stock beneficially owned by such stockholders. The address of each of the foregoing entities is c/o Dell Inc., One Dell Way, Round Rock, Texas 78682.

(5)	Dell Marketing L.P. has pledged all of our outstanding common stock held by it before and after the completion of this offering to financial institutions that are lenders to Dell or holders of Dell’s debt securities to secure indebtedness incurred to finance Dell’s going-private transaction that was completed in October 2013. Based on the ownership of our Class B common stock by Dell Marketing immediately after this offering, an event of default under any of the foregoing indebtedness, and foreclosure of the pledge of our outstanding common stock, could give rise to a change in control of our company.

(6)	Excludes the restricted shares of Class A common stock to be granted to such named executive officer under our 2016 long-term incentive plan before the closing of this offering.

(7)	Shows the restricted shares of Class A common stock to be granted to such named executive officer under our 2016 long-term incentive plan before the closing of this offering, based on the initial public offering price of $14.00 per share. The shares granted to Mr. Cote will vest ratably over a five-year period beginning on the first anniversary of the grant date. The shares granted to Messrs. Jackson and Winkler will vest ratably over a four-year period beginning on the first anniversary of the grant date. See “Executive Compensation—Equity Awards” for more information about these awards.

(8)	Shows the shares of Class A common stock to be issued to such director nominee upon the conversion of our outstanding convertible notes at the closing of this offering, based on the initial public offering price of $14.00 per share. See “Certain Relationships and Related Transactions—Note Purchase Agreement” for a description of the terms of the convertible notes.

(9)	Shows the shares of Class A common stock to be issued in the aggregate to Centerview Capital Technology Fund (Delaware), L.P., Centerview Capital Technology Fund-A (Delaware), L.P. and Centerview Capital Technology Employee Fund, L.P., or the Centerview Entities, upon the conversion of our outstanding convertible notes at the closing of this offering, as described under “Certain Relationships and Related Transactions—Note Purchase Agreement,” based on the initial public offering price of $14.00 per share. The Centerview Entities are investment funds associated with Centerview Capital Technology, a private investment firm of which Mr. Dorman serves as a founding partner. Centerview Capital Technology Fund (Delaware), L.P., Centerview Capital Technology Fund-A (Delaware), L.P. and Centerview Capital Technology Employee Fund, L.P. hold $13,624,591, $4,900,409 and $975,000, respectively, in aggregate principal amount of the outstanding convertible notes. Mr. Dorman does not directly hold any of our convertible notes.

(10)	Excludes the restricted shares of Class A common stock to be granted to the executive officers under our 2016 long-term incentive plan before the closing of this offering.

(11)	Includes 662,225 restricted shares of Class A common stock to be granted in the aggregate to the executive officers under our 2016 long-term incentive plan before the closing of this offering, based on the initial public offering price of $14.00 per share, as described under “Executive Compensation—Equity Awards,” 2,008,924 shares of Class A common stock to be issued in the aggregate to Ms. Daley, Messrs. Hawkins, McDermott and Whitehurst and the Centerview Entities upon the conversion of our outstanding convertible notes at the closing of this offering, and all of the shares of our outstanding common stock beneficially owned by Mr. Dell. Excluding the shares of our common stock beneficially owned by Mr. Dell, the percentage of shares of Class A common stock beneficially owned by all executive officers, directors and director nominees as a group after this offering would be 25.0%, and the percentage of total voting power represented by the shares of Class A common stock beneficially owned by all executive officers, directors and director nominees as a group after this offering would be less than 1%.

DESCRIPTION OF OUR CAPITAL STOCK

The following description summarizes important terms of our restated certificate of incorporation, or our charter, and our amended and restated bylaws, or our bylaws, in each case as they will be in effect immediately before the closing of this offering, that affect the rights of holders of our capital stock. This description is intended as a summary and may not contain all the information that is important to you. For complete information, you should refer to the forms of our charter and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant portions of the Delaware General Corporation Law.

Authorized and Outstanding Capital Stock

Upon the closing of this offering, our authorized capital stock will consist of 2,500,000,000 shares of Class A common stock, par value $0.01 per share, 500,000,000 shares of Class B common stock, par value $0.01 per share, and 200,000,000 shares of preferred stock, par value $0.01 per share.

Immediately before the closing of this offering, we will have outstanding 662,225 shares of our Class A common stock and 70,000,000 shares of our Class B common stock. All of our outstanding Class B common stock is beneficially owned by Denali before this offering and will be beneficially owned by Denali immediately after the offering. Upon the closing of this offering, there will be 10,671,149 outstanding shares of Class A common stock (11,871,149 shares if the underwriters exercise their over-allotment option in full), 70,000,000 outstanding shares of Class B common stock and no outstanding shares of preferred stock.

The shares of Class A common stock referred to above as outstanding immediately before the closing of this offering consist of the 662,225 restricted shares of our Class A common stock to be granted to our executive officers under our 2016 long-term incentive plan before the closing of this offering, based on the initial public offering price of $14.00 per share. For information about the grants, see “Executive Compensation—Equity Awards.”

Common Stock

The rights of the holders of the Class A common stock and Class B common stock under our charter will be identical, except with respect to voting and conversion, as described below.

Voting Rights

Votes Per Share. Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes upon any matter submitted to a vote of our stockholders. Holders of the Class A common stock and the Class B common stock will vote together as a single class and their votes will be counted and totaled together, subject to any voting rights that may be granted to the holders of preferred stock, on all matters submitted to a stockholder vote.

Certain Charter Amendments. So long as any shares of Class A common stock are outstanding, without the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock entitled to vote on the matter, voting as a separate class, we may not amend, alter or repeal (whether by merger, consolidation or otherwise) any provision of our charter to alter or change the powers, preferences or special rights of the Class A common stock so as to affect them adversely. Similarly, so long as any shares of Class B common stock are outstanding, without the affirmative vote of the holders of a majority of the outstanding shares of Class B common stock entitled to vote on the matter, voting as a separate class, we may not amend, alter or repeal (whether by merger, consolidation or otherwise) any provision of our charter to alter or change the powers, preferences or special rights of the Class B common stock so as to affect them adversely.

Our charter states that, notwithstanding any provisions of the Delaware General Corporation Law, the number of authorized shares of the Class A common stock, the Class B common stock or the preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock representing a majority in voting power of our outstanding capital stock entitled to vote on such an increase or decrease, and no vote of the holders of any of the Class A common stock, the Class B common stock or the preferred stock voting separately as a class will be required to approve the increase or decrease.

The holders of our common stock will not be entitled to vote on any amendment to our charter that relates solely to the terms of one or more outstanding series of preferred stock if the holders of the affected series are entitled by our charter or the Delaware General Corporation Law to vote on such amendment either separately or together with the holders of one or more other outstanding series of preferred stock.

Quorum for Stockholder Meeting; Required Vote. Unless otherwise required by law or provided for in our charter or bylaws, at any stockholder meeting, the holders of shares representing a majority in voting power of the shares of stock outstanding and entitled to vote at the meeting, present in person or represented by proxy, will constitute a quorum. Except in the election of directors (as described below), when a quorum is present at any stockholder meeting, the affirmative vote of the holders of shares representing a majority in voting power of the shares of stock present in person or represented by proxy at the meeting and entitled to vote on such matter will decide such matter unless the matter is one upon which a different vote is required by express provision of our charter or bylaws or law, in which case such express provision will govern.

Subject to the rights of holders of any outstanding series of preferred stock, directors will be elected by a plurality of the votes cast by the holders of the shares of stock present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Conversion Rights

Outstanding shares of our Class B common stock may be voluntarily converted, and will be automatically converted, into shares of our Class A common stock on a share-for-share basis in the circumstances specified in our charter. Shares of our Class A common stock have no conversion rights.

Voluntary Conversion. Each holder of record of shares of Class B common stock may convert such shares into an equal number of shares of Class A common stock at any time, and from time to time, at such holder’s option.

Automatic Conversion. Each outstanding share of Class B common stock will be automatically converted into one share of Class A common stock in the following circumstances:

•	upon a transfer of such share of Class B common stock if, after such transfer, such share is not beneficially owned by a Denali Entity, as defined in our charter; and

•	on the date (if any) on which the aggregate number of outstanding shares of Class B common stock beneficially owned by the Denali Entities represents less than 10% of the aggregate number of shares of our common stock outstanding on such date, so long as a distribution, as discussed below under “Termination of Voluntary and Automatic Conversion Rights,” has not occurred.

Solely for purposes of the provisions of our charter governing the conversion rights of our Class B common stock, a Denali Entity includes one or more of the following (excluding, in each case, us and (a) any legal entity of which we are the beneficial owner of voting interests representing 20% or more in voting power of the outstanding voting interests or (b) any other legal entity that, directly or indirectly, is controlled by us):

(1)	Denali Holding Inc., any of its successors by way of merger, consolidation or share exchange, any acquiror of all or substantially all of its assets, and any person of which Denali Holding Inc. becomes a subsidiary; and

(2)	any subsidiary of any of the entities referred to in clause (1).

Under our charter:

•	a subsidiary of any person is a corporation, partnership, limited liability company, joint venture, association or other legal entity (a) in which such person beneficially owns voting interests representing 50% or more in voting power of the outstanding voting interests or (b) if no governing body exists at such legal entity, in which such person beneficially owns capital stock, partnership interests, limited liability company interests or other ownership interests representing 50% or more in voting power of such ownership interests, with such person being deemed to have beneficial ownership of 50% or more in voting power of such voting interests or ownership interests of a partnership or limited liability company if such person or a subsidiary of such person (or a combination thereof) shall be, or shall control (directly or indirectly), the sole general partner or the managing general partner of such partnership or the managing member of such limited liability company;

•	voting interests of any legal entity are the capital stock, partnership interests, limited liability company interests or other ownership interests entitled generally to vote on the election of directors, managers or other voting members of the governing body of such legal entity; and

•	control means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a legal entity, whether through the ownership of voting interests, by contract or otherwise.

For purposes of the other provisions of our charter (excluding the provisions of our charter governing the conversion rights of our Class B common stock), a Denali Entity includes each of the following (excluding, in each case, us and (a) any legal entity of which we are the beneficial owner of voting interests representing 20% or more in voting power of the outstanding voting interests or (b) any other legal entity that, directly or indirectly, is controlled by us):

(1)	Denali Holding Inc., any of its successors by way of merger, consolidation or share exchange, any acquiror of all or substantially all of its assets, and any person of which Denali Holding Inc. becomes a subsidiary;

(2)	any legal entity of which any of the entities referred to in clause (1) is the beneficial owner of voting interests representing 20% or more in voting power of the outstanding voting interests;

(3)	any other legal entity that, directly or indirectly, is controlled by, controls or is under common control with any of the entities referred to in clause (1); and

(4)	(a) Michael S. Dell, (b) any legal entity of which Mr. Dell is the beneficial owner of voting interests representing 20% or more in voting power of the outstanding voting interests, (c) any other legal entity that, directly or indirectly, is controlled by Mr. Dell, (d) the Susan Lieberman Dell Separate Property Trust, referred to as the Dell Trust, (e) MSDC Denali Investors, L.P. and MSDC Denali EIV, LLC, referred to as the MSD Funds, and (f) specified permitted transferees of Mr. Dell, the Dell Trust and the MSD Funds, as described below.

The permitted transferees of Mr. Dell and the Dell Trust include the following persons and entities:

•	Mr. Dell, the Dell Trust or any immediate family member, as defined in our charter, of Mr. Dell;

•	the Michael & Susan Dell Foundation and any other private foundation or supporting organization (as defined in Section 509(a) of the Internal Revenue Code) established and principally funded directly or indirectly by Mr. Dell and/or his spouse;

•	one or more trusts whose current beneficiaries are, and will remain for so long as such trust holds our securities, any of (or any combination of) Mr. Dell, one or more of his immediate family members or any charitable entities referred to in the preceding bullet point;

•	any corporation, limited liability company, partnership or other legal entity wholly owned by any one or more persons or legal entities described in any one of the three preceding bullet points; and

•	from and after Mr. Dell’s death, any recipient under his will, any revocable trust established by him that becomes irrevocable upon his death, or by the laws of descent and distribution.

The permitted transferees of an MSD Fund include the following entities:

•	any of its controlled affiliates (other than portfolio companies); and

•	an affiliated private equity fund of such MSD Fund that remains such an affiliate or affiliated private equity fund of such MSD Fund.

Termination of Voluntary and Automatic Conversion Rights. Except as described below, the foregoing conversion rights of the Class B common stock will cease, and shares of the Class B common stock will no longer be convertible into shares of Class A common stock, if Denali Entities transfer all or any portion of the Class B common stock to Denali stockholders or other security holders in connection with a transaction intended to qualify for non-recognition of gain and loss under Section 355 of the Internal Revenue Code, referred to as a distribution. Following such a distribution, and upon approval of our board of directors and subject to conditions specified in our charter (including a requirement to obtain the prior consent of Denali, which consent may be withheld by Denali in its sole discretion), we may submit to a vote of our stockholders a proposal to convert all outstanding shares of Class B common stock into shares of Class A common stock. Each outstanding share of Class B common stock that is not transferred to Denali stockholders or other security holders in connection with such a distribution will automatically be converted into one share of Class A common stock.

Liquidation, Dissolution and Winding Up

Shares of Class A common stock and Class B common stock will rank pari passu with each other as to any distribution of assets in the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary.

Dividends

Subject to the provisions of any outstanding series of preferred stock, our board of directors, in its discretion, may declare and pay dividends on our Class A common stock and Class B common stock out of funds legally available for the payment of dividends.

No dividend or distribution may be declared or paid on any share of Class A common stock unless a dividend or distribution, payable in the same consideration and manner, is simultaneously declared or paid on each share of Class B common stock, without preference or priority of any kind, except as described in the following paragraph. Similarly, no dividend or distribution may be declared or paid on any share of Class B common stock unless a dividend or distribution, payable in the same consideration and manner, is simultaneously declared or paid on each share of Class A common stock, without preference or priority of any kind, except as described in the following paragraph.

If dividends are declared that are payable in shares of Class A common stock or in shares of Class B common stock, or in rights, options, warrants or other securities convertible into or exercisable or exchangeable for shares of Class A common stock or shares of Class B common stock, such dividends will be declared at the same rate on both classes of common stock. In such an event, the dividends payable in shares of Class A common stock or in rights, options, warrants or other securities convertible into or exercisable or exchangeable for shares of Class A common stock will be payable to holders of Class A common stock and the dividends payable in shares of Class B common stock or in rights, options, warrants or other securities convertible into or exercisable or exchangeable for shares of Class B common stock will be payable to holders of Class B common stock.

Rights in Connection with Certain Transactions

Subject to the rights of holders of any series of preferred stock, in the event of any reorganization, consolidation, share exchange or merger of our company with or into any other person or persons in which shares of Class A common stock or Class B common stock are converted into (or entitled to receive with respect thereto) shares of capital stock or other securities or property (including cash), each holder of a share of Class A common stock and each holder of a share of Class B common stock will be entitled to receive with respect to each such share the same kind and amount of shares of capital stock and other securities and property (including cash), other than a difference in kind or amount of capital stock and other securities received that is limited to preserving the relative voting power of the holders of Class A common stock and Class B common stock in effect before any such transaction, unless the different treatment of the shares of each such class of common stock is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock entitled to vote thereon and a majority of the outstanding shares of Class B common stock entitled to vote thereon, each voting separately as a class. If the holders of shares of Class A common stock or shares of Class B common stock are granted rights to elect to receive one of two or more alternative forms of consideration in respect of any such transaction, the foregoing provision of our charter will be deemed satisfied if holders of shares of Class A common stock and holders of shares of Class B common stock are granted substantially identical election rights.

Other Rights

Holders of our Class A common stock or Class B common stock will not have any preemptive, cumulative voting, subscription, redemption or sinking fund rights.

Assessability

All shares of Class A common stock and Class B common stock to be outstanding upon the completion of this offering will be fully paid and nonassessable.

Preferred Stock

Following this offering, our board of directors will have broad discretion with respect to the creation and issuance of preferred stock without stockholder approval, subject to any applicable rights of holders of shares of any series of preferred stock outstanding from time to time. Our charter authorizes the board of directors from time to time and without further stockholder action to adopt a resolution or resolutions providing for the issuance of authorized but unissued shares of preferred stock in one or more series and in such amounts as may be determined by the board of directors. The powers, designation, preferences and relative, participating, optional and other special rights of each series of preferred stock, and the qualifications, limitations and restrictions of shares of the series, if any, will be as set forth in such resolution or resolutions. The authority of the board of directors to fix the terms of any such series of preferred stock will include, without limitation, the power to determine the following:

•	the designation of the series;

•	the number of shares of the series;

•	the amounts or rates at which dividends, if any, will be payable on, and the preferences, if any, of, shares of the series in respect of dividends, and whether such dividends will be cumulative or noncumulative;

•	the dates on which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amount of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on, and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs;

•	whether the shares of the series will be convertible into or exchangeable for shares of any other class or series, or any other security, of our company or any other corporation or other person, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates at which such shares will be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made;

•	restrictions on the issuance of shares of the same series or any other class or series;

•	the voting rights, if any, of the holders of shares of the series generally or upon specified events; and

•	any other powers, preferences and relative, participating, optional or other special rights of shares of the series, and any qualifications, limitations or restrictions of shares of the series, all as may be determined from time to time by the board of directors and stated in the resolution or resolutions providing for the issuance of the series.

The holders of our common stock may be adversely affected by the rights, privileges and preferences of holders of shares of any series of preferred stock which the board of directors may designate and we may issue from time to time. Among other actions, by authorizing the issuance of shares of preferred stock with particular voting, conversion or other rights, the board of directors could adversely affect the voting power of the holders of the common stock and otherwise could discourage any attempt to effectuate a change in control of our company, even if such a transaction would be beneficial to the interests of our stockholders.

Corporate Opportunity Charter Provisions

To address potential conflicts of interest between us and the Denali Entities or Silver Lake and its affiliates, referred to as the Silver Lake Entities, with respect to corporate opportunities that otherwise are permitted to be undertaken by us, our charter contains provisions regulating and defining the conduct of our affairs as they may involve the Denali Entities and the Silver Lake Entities and their respective officers and directors, and our powers, rights, duties and liabilities and those of our officers, directors and stockholders in connection with our relationship with the Denali Entities and the Silver Lake Entities. These provisions relate not only to corporate opportunities affecting our company, but also affecting any legal entity of which our company is the beneficial owner of voting interests representing 20% or more in voting power of the outstanding voting interests or any other legal entity that, directly or indirectly, is controlled by our company, all of which are referred to as “we,” “us” and “our company” for purposes of this description. In general, our charter provisions recognize that we, the Denali Entities and the Silver Lake Entities may engage in the same, similar or related activities or lines of business or other business activities that overlap or compete with those of the other, may have an interest in the same areas of corporate opportunities and will continue to have contractual, corporate and business relations with each other, including as a result of service by officers and directors of Dell Inc. and Denali on our board of directors and in transactions conducted pursuant to the agreements described under “Certain Relationships and Related Transactions—Operating and Other Agreements Between Dell or Denali and Us.”

Under our charter, a “corporate opportunity” generally is a potential transaction or business opportunity that we are financially able, contractually permitted or legally able to undertake, that is, from its nature, in our line of business, or is of practical advantage to us, or is one in which we, but for the corporate opportunity provisions of our charter, would have an interest or a reasonable expectancy.

Our charter states that, except as otherwise agreed in writing between us and Denali, the Denali Entities will have no duty to refrain from:

•	engaging in the same or similar activities or lines of business as those in which we are engaged;

•	doing business with any of our clients, customers or vendors; or

•	employing, or otherwise engaging or soliciting for such purpose, any of our officers, directors or employees.

In addition, under our charter, the Silver Lake Entities will have no duty to refrain from any of the foregoing activities except as otherwise agreed in writing between us and a Silver Lake Entity.

Our charter provides that if any Denali Entity or Silver Lake Entity is offered, or acquires knowledge of, a potential transaction or business opportunity that is or may be a corporate opportunity for us, we will, to the fullest extent permitted by law, renounce any interest or expectancy in any such potential transaction or business opportunity or being offered an opportunity to participate in it, and waive any claim that such a potential transaction or corporate opportunity constituted a corporate opportunity that should have been presented to us. In any such case, each Denali Entity and each Silver Lake Entity will, to the fullest extent permitted by law, not be liable to us or our stockholders for breach of any fiduciary duty as our direct or indirect stockholder by reason of the fact that any one or more of the Denali Entities or the Silver Lake Entities pursues or acquires such potential transaction or business opportunity for itself, directs such potential transaction or business opportunity to another person, or otherwise does not communicate information regarding such potential transaction or business opportunity to us.

If one of our directors or officers who is also a director or officer of a Denali Entity or a director, officer, principal, member, partner, employee or representative of a Silver Lake Entity is offered, or acquires knowledge of, a potential transaction or business opportunity that is or may be a corporate opportunity for us, our charter provides that:

•	we, to the fullest extent permitted by law, renounce any interest or expectancy in such potential transaction or business opportunity or being offered an opportunity to participate in it, and waive any claim that such a potential transaction or business opportunity constituted a corporate opportunity that should have been presented to us; and

•	such an officer or director will have no duty to communicate or present such a potential transaction or business opportunity to us and will, to the fullest extent permitted by law, not be liable to us or our stockholders for breach of any fiduciary duty as our officer or director, including, without limitation, by reason of the fact that any one or more of the Denali Entities or the Silver Lake Entities pursues or acquires such potential transaction or business opportunity for itself, directs such potential transaction or business opportunity to another person, or otherwise does not communicate information regarding such potential transaction or business opportunity to us.

Notwithstanding the foregoing provisions, our charter provides that we will not renounce any interest or expectancy we may have in any corporate opportunity that is expressly offered to any of our officers or directors in writing solely in such individual’s capacity as an officer or director of our company.

The corporate opportunity provisions in our charter will continue in effect until the Denali Entities collectively cease to own beneficially capital stock representing at least 10% in voting power of the capital stock entitled generally to vote on the election of the directors, and no director or officer of a Denali Entity or officer, director, principal, member, partner, employee or representative of a Silver Lake Entity is serving as a director or officer of our company.

By becoming a stockholder in our company, you will be deemed to have notice of and to have consented to the provisions of our charter related to corporate opportunities that are described above.

Exclusive Forum Charter Provision

Our charter provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any of our directors, officers or other employees, or stockholders to us or our stockholders;

•	any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware; and

•	any action asserting a claim governed by the internal affairs doctrine.

Our charter further provides that any person purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to the provisions described above.

Anti-Takeover Effects of Provisions of Our Charter and Bylaws

Our charter and bylaws contain provisions that could have the effect of delaying or deferring a change in control of our company. The charter and bylaw provisions, among other matters:

•	provide that our Class B common stock is entitled to ten votes per share, while our Class A common stock is entitled to one vote per share, enabling Denali, as the beneficial owner of all outstanding shares of our Class B common stock upon the completion of this offering, to control the outcome of all matters submitted to a vote of our stockholders, including the election of directors;

•	provide for the classification of the board of directors into three classes, with approximately one-third of the directors to be elected each year;

•	limit the number of directors constituting the entire board of directors to a maximum of 15 directors, subject to the rights of the holders of any outstanding series of preferred stock, and provide that the authorized number of directors at any time will be fixed exclusively by a resolution adopted by the affirmative vote of the authorized number of directors (without regard to vacancies);

•	provide that, at such time (if any) as the Denali Entities beneficially own capital stock representing less than 40% in voting power of the capital stock entitled to vote generally on the election of directors, any newly-created directorship and any vacancy on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors then in office;

•	provide that, at such time (if any) as the Denali Entities beneficially own capital stock representing less than 50% in voting power of the capital stock entitled to vote generally on the election of directors, directors may be removed only for cause and only by the affirmative vote of the holders of at least a majority in voting power of all outstanding shares of capital stock, voting together as a single class;

•	provide that a special meeting of stockholders may be called only by our chairman of the board, a majority of the directors then in office or, so long as Denali Entities beneficially own capital stock representing at least 40% in voting power of the capital stock entitled to vote generally on the election of directors, Denali;

•	provide that, at such time (if any) as the Denali Entities beneficially own capital stock representing less than 50% in voting power of the capital stock entitled to vote generally on the election of directors, any action required or permitted to be taken by our stockholders at any annual or special meeting may not be effected by a written consent in lieu of a meeting unless such action and the taking of such action by written consent have been approved in advance by our board of directors;

•	establish advance notice procedures for stockholders to make nominations of candidates for election as directors or to present any other business for consideration at any annual or special stockholder meeting; and

•	as described above, provide authority for the board of directors without stockholder approval to provide for the issuance of up to 200,000,000 shares of preferred stock, in one or more series, with terms and conditions, and having rights, privileges and preferences, to be determined by the board of directors.

Section 203 of the Delaware General Corporation Law

Under our charter, we will become subject to Section 203 of the Delaware General Corporation Law at such time (if any) as the Denali Entities cease to own beneficially capital stock representing at least 10% in voting power of the capital stock entitled to vote generally on the election of directors. Until such date, we have elected in our charter not to be governed by Section 203.

Section 203, with specified exceptions, prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years following the time that the stockholder became an interested stockholder unless:

•	before that time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or after that time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following transactions, subject to specified exceptions:

•	any merger or consolidation of the corporation or any majority-owned subsidiary of the corporation with the interested stockholder or, in specified circumstances, any other entity if the merger or consolidation is caused by the interested stockholder;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition involving the interested stockholder of assets of the corporation or of any majority-owned subsidiary of the corporation which have an aggregate market value equal to 10% or more of either (1) the aggregate market value of the consolidated assets of the corporation or (2) the aggregate market value of all outstanding stock of the corporation;

•	subject to certain limited exceptions, any transaction that results in the issuance or transfer by the corporation or any majority-owned subsidiary of the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation or any majority-owned subsidiary of the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation or any such subsidiary owned by the interested stockholder; or

•	any receipt by the interested stockholder of any direct or indirect benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or any majority-owned subsidiary of the corporation.

In general, Section 203 defines an “interested stockholder” as any entity or person who beneficially owns, or within three years prior to the determination of interested stockholder status beneficially owned, 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by that entity or person, subject to specified exceptions.

The application of Section 203 may make it difficult and expensive for a third party to pursue a takeover attempt with respect to our company that our board of directors does not approve even if some of our stockholders would support such a takeover attempt.

Awards Under 2016 Long-Term Incentive Plan

Our 2016 long-term incentive plan authorizes a total of 8,500,000 shares of Class A common stock for issuance under the plan and permits the grant of awards convertible into, exercisable for or otherwise representing the right to acquire such shares, including, among others, options, stock appreciation rights, restricted stock, restricted stock units, deferred stock units and performance shares.

For information about the equity grants that we expect to make before the closing of this offering to our independent directors, executive officers and certain employees of SecureWorks and Dell, see “Executive Compensation—Benefit Plans—SecureWorks Corp. 2016 Long-Term Incentive Plan—Initial Grants.”

Limitation of Liability and Indemnification

Our charter provides that, to the fullest extent permitted by the Delaware General Corporation Law, our directors will not be personally liable to us or our stockholders for monetary damages resulting from a breach of their fiduciary duties as directors, except for liability (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the Delaware General Corporation Law or (4) for any transaction from which the director derived an improper benefit.

For information about indemnification provisions of our bylaws, see “Executive Compensation—Indemnification of Directors and Officers.”

Transfer Agent and Registrar

We have appointed American Stock Transfer & Trust Company, LLC to act as the transfer agent and registrar for our Class A common stock.

Listing of Common Stock

Our Class A common stock has been approved for listing on the NASDAQ Global Select Market under the trading symbol “SCWX.”

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there was no public market for our Class A common stock and no shares of our Class A common stock were outstanding. We cannot predict the effect, if any, that sales of our Class A common stock or the availability of shares of our Class A common stock for sale will have on the market price of our Class A common stock prevailing from time to time. Future sales of substantial amounts of shares of our Class A common stock in the public market after this offering, or the perception that these sales may occur, could adversely affect the market price of the Class A common stock at such time, which could make it more difficult for you to sell your shares of Class A common stock at a time and price that you consider appropriate, and could impair our ability to raise equity capital or use our Class A common stock as consideration for acquisitions of other businesses, investments or other corporate purposes.

Immediately after this offering, we will have outstanding 10,671,149 shares of our Class A common stock and 70,000,000 shares of our Class B common stock (or 11,871,149 shares of our Class A common stock assuming full exercise of the underwriters’ over-allotment option). Of these shares, the 8,000,000 shares of Class A common stock to be sold in this offering (or 9,200,000 shares if the underwriters exercise their over-allotment option in full) will be freely tradable without restriction or further registration under the Securities Act, unless these shares are held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Our affiliates may sell their shares of Class A common stock in the public market in compliance with the restrictions of Rule 144 described below. All 70,000,000 outstanding shares of our Class B common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. The restricted securities and the shares of Class A common stock into which such securities are convertible will be eligible for public sale only if they are registered under the Securities Act for sale in accordance with the registration rights referred to below or otherwise, or if they qualify for an exemption from registration, including the exemption afforded by Rule 144.

Lock-Up Agreements

We, our directors, our executive officers and the current holders of all of our common stock and other equity securities, including Denali, have agreed that, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC, on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any other securities convertible into or exercisable or exchangeable for shares of common stock, or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such other person have agreed that, during the 180-day lock-up period, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co., LLC, on behalf of the underwriters, (1) we will not file any registration statement with the SEC relating to the offering of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock and (2) such other person will not make any demand for, or exercise any right with respect to, the registration of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock. Any of our employees who acquire shares of our common stock or other equity securities, including awards issued under our 2016 long-term incentive plan, during the lock-up period will be subject to the same lock-up restrictions. The lock-up agreements and restrictions are subject to specified exceptions as described under “Underwriters.”

In addition to entering into the foregoing lock-up agreements, the holders of the shares of Class A common stock issuable pursuant to our convertible notes have agreed in the note purchase agreement described under

“Certain Relationships and Related Transactions—Note Purchase Agreement” to comply with transfer restrictions substantially similar to those specified in such lock-up agreements during the period ending one year after the date of this prospectus.

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, once we have been subject to public company reporting requirements for at least 90 days, a person who has beneficially owned shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, and is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale, will be entitled to sell, upon expiration of the lock-up agreements described above, such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. Such a person who has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than an affiliate, will be entitled to sell these shares without limitation.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates will be entitled to sell upon expiration of the 180-day lock-up period described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of Class A common stock then outstanding, which 1% will equal approximately 106,711 shares immediately after this offering (or approximately 118,711 shares if the underwriters exercise their over-allotment option in full); or

•	the average weekly trading volume of our Class A common stock on the NASDAQ Global Select Market during the four calendar weeks before a notice of the sale is filed on Form 144 with respect to that sale.

Subject to the foregoing volume limitations, the shares of our Class A common stock eligible for resale by our affiliates under Rule 144 upon expiration of the lock-up agreements described above will consist of the 70,000,000 shares of Class A common stock issuable upon conversion of the same number of shares of our Class B common stock that will be outstanding immediately after this offering.

Sales by our affiliates or persons selling shares on behalf of our affiliates under Rule 144 also are subject to manner of sale and notice provisions and to the availability of public information about us.

Stock Plan Awards

Upon the registration of our Class A common stock under the Exchange Act, we intend to file a registration statement with the SEC covering the offer and sale of shares of our Class A common stock issuable under our 2016 long-term incentive plan. We have reserved 8,500,000 shares of Class A common stock for issuance pursuant to awards under the plan. Once we register those shares, shares issued under the plan will be freely tradable, subject to any vesting or other restrictions imposed by the terms of awards, the manner of sale, volume limitation and notice provisions and other requirements of Rule 144 that will apply to our officers, directors and other affiliates, and the lock-up agreements described above.

In connection with the determination of the initial public offering price per share of our Class A common stock, we expect to make equity grants under the 2016 long-term incentive plan to our independent directors, executive officers and certain employees of SecureWorks and Dell before the closing of this offering. For additional information about these equity grants, see “Executive Compensation—Benefit Plans—SecureWorks Corp. 2016 Long-Term Incentive Plan—Initial Grants.”

Registration Rights

Before the completion of this offering, we will enter into a registration rights agreement with Dell Marketing, Michael S. Dell, the Susan Lieberman Dell Separate Property Trust, MSDC Denali Investors, L.P., MSDC Denali EIV, LLC and the Silver Lake investment funds that own Denali common stock in which we will grant them and their respective permitted transferees specified demand and piggyback registration rights with respect to the shares of our Class A common stock (including shares issuable upon any conversion of Class B common stock) and shares of our Class B common stock held by them from time to time. Immediately after the completion of this offering, no outstanding shares of Class A common stock and all 70,000,000 outstanding shares of Class B common stock will be entitled to such registration rights, which will constitute approximately 86.8% of our outstanding shares (or approximately 85.5% of our outstanding shares, if the underwriters exercise their over-allotment option in full). After the completion of this offering, subject to the lock-up agreements described above, the eligible stockholders will have the right to require us from time to time to use our reasonable best efforts to effect up to a total of five registrations of the shares of our Class A common stock and Class B common stock held by them at any time when we are not eligible to file registration statements with the SEC on Form S-3 and to effect an unlimited number of such registrations at any time when we are eligible to file registration statements with the SEC on Form S-3. In addition, if we propose to register any of our equity securities for public sale, except in specified circumstances, we will be required to give the eligible stockholders the right to include shares of our Class A common stock and Class B common stock in the registration. The registration rights will be subject to customary notice requirements, timing restrictions and volume limitations that may be imposed by the underwriters of an offering.

We have entered into a registration rights agreement with the investors in our convertible notes offering in which we have granted to such investors and their permitted transferees shelf and piggyback registration rights with respect to the shares of our Class A common stock that will be issued upon the conversion of the convertible notes, as described under “Certain Relationships and Related Transactions—Note Purchase Agreement.” Immediately after the completion of this offering, based on the initial public offering price of $14.00 per share, 2,008,924 outstanding shares of Class A common stock will be entitled to such registration rights, which will constitute approximately 2.5% of our outstanding shares (including if the underwriters exercise their over-allotment option in full). After the completion of this offering, subject to the lock-up agreements described above and the restrictions on transfer under the note purchase agreement, the eligible stockholders will have the right to require us to use our commercially reasonable efforts to file with the SEC and maintain effective for three years a shelf registration statement for the sale from time to time by them of their shares of our Class A common stock. In addition, if we propose to register any of our equity securities for public sale, except in specified circumstances, we will be required to give the eligible stockholders the right to include shares of our Class A common stock in the registration. The registration rights will be subject to customary notice requirements, timing restrictions and volume limitations that may be imposed by the underwriters of an offering.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

TO NON-U.S. HOLDERS OF CLASS A COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of shares of our Class A common stock purchased pursuant to this offering by a beneficial owner that is a “non-U.S. holder.” As used in this summary, a non-U.S. holder means a beneficial owner of our Class A common stock that is not a partnership (or other entity treated as a partnership for U.S. federal income tax purposes regardless of its place of organization or formation), an entity that is treated as a disregarded entity for U.S. federal income tax purposes (regardless of its place of organization or formation) or any of the following:

•	a citizen or individual resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (1) which is subject to primary supervision by a court situated within the United States and as to which one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary is based on current provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, final, temporary, and proposed Treasury regulations promulgated under the Code, judicial opinions, and administrative pronouncements and published rulings of the U.S. Internal Revenue Service, or IRS, all as in effect as of the date of this prospectus. Changes to any of these authorities after the date of this prospectus may affect the tax consequences described in this summary, or the IRS might interpret the existing authorities differently. In either case, the tax considerations of acquiring, owning or disposing of our Class A common stock could differ from those described below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and we cannot assure you that the IRS will agree with those statements and conclusions. This discussion assumes that the non-U.S. holder holds our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).

This summary does not address all aspects of U.S. federal income taxation and does not address any estate or gift tax issues or any tax consequences arising under any tax law other than U.S. federal income tax law or under the laws of any state, local or foreign jurisdiction. Special rules different from those described below may be relevant to non-U.S. holders in light of their particular circumstances, such as non-U.S. holders subject to special tax treatment under U.S. federal tax laws (including pass-through entities, “controlled foreign corporations,” “passive foreign investment companies,” financial institutions and insurance companies, tax-exempt organizations, dealers in securities, holders of securities held as part of a “straddle,” “hedge,” “conversion transaction” or other risk-reduction transaction, and former citizens or residents of the United States). Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal and other tax consequences that may be relevant to them. If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is a holder of our Class A common stock, the tax treatment of a partner in the partnership generally will depend on the status of the partner and the partnership’s activities. A holder that is a partnership, and partners in such a partnership, should consult their own tax advisors regarding the tax consequences of the acquisition, ownership and disposition of shares of our Class A common stock.

THE FOLLOWING DISCUSSION IS INTENDED AS A GENERAL SUMMARY ONLY AND IS NOT TAX ADVICE. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP OR DISPOSITION OF OUR CLASS A COMMON STOCK, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES IN LIGHT OF YOUR OWN PARTICULAR TAX SITUATION AND ANY APPLICABLE TAX TREATY.

Distributions

As discussed under “Dividend Policy” in this prospectus, we do not currently expect to pay dividends on our Class A common stock. If we do make distributions on our Class A common stock, such distributions paid to a non-U.S. holder generally will constitute dividends for U.S. federal income tax purposes to the extent such distributions are paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment to the extent of the non-U.S. holder’s adjusted tax basis in our Class A common stock, and any remaining excess will be treated as capital gain from the disposition of our Class A common stock. See “—Gain on Disposition of Class A Common Stock” below for additional information.

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. holder of Class A common stock who wishes to claim the benefit of an applicable treaty rate for dividends generally will be required to submit a completed IRS Form W-8BEN or W-8BEN-E (or other applicable form) to us or our paying agent and certify, under penalty of perjury, that the holder is not a U.S. person and is eligible for the benefits with respect to dividends allowed by the treaty. If the holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. In the case of a non-U.S. holder that is an entity, Treasury regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a non-U.S. holder is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, the non-U.S. holder should contact its tax advisor regarding the possibility of obtaining a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

The withholding tax generally does not apply to dividends paid to a non-U.S. holder who provides a Form W-8ECI to us (or if stock is held through a financial institution or other agent, to such agent), certifying that dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates as if the non-U.S. person were a U.S. resident. A corporate non-U.S. holder also may be subject to an additional “branch profits tax,” which is imposed at a rate of 30% (or a lower rate as may be specified by an applicable income tax treaty) on that portion of the holder’s earnings and profits that is effectively connected with its U.S. trade or business. Non-U.S. holders should consult their tax advisors regarding whether an applicable income tax treaty provides for a different result with respect to effectively connected dividends.

Gain on Disposition of Class A Common Stock

Subject to the discussions below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on the gain realized on a sale or other disposition of Class A common stock unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, and, where a tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. holder;

•	the non-U.S. holder is a non-resident alien individual who is present in the United States for 183 or more days during the taxable year of disposition and meets certain other requirements; or

•	we are or have been a “U.S. real property holding corporation” within the meaning of Section 897(c)(2) of the Code, also referred to as a USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for the Class A common stock.

Gain recognized on the sale or other disposition of Class A common stock and effectively connected with a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment of the non-U.S. holder), is subject to graduated U.S. federal income tax on a net income basis generally in the same manner as if the non-U.S. holder were a U.S. person, as defined under the Code. Under certain circumstances, any such effectively connected gain from the sale or disposition of Class A common stock received by a corporate non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or a lower rate as may be specified by an applicable income tax treaty.

An individual non-U.S. holder who is present in the United States for 183 or more days during the taxable year of disposition generally will be subject to a flat 30% tax imposed on the gain derived from the sale or other disposition of our Class A common stock, which may be offset by certain U.S. source capital losses realized in the same taxable year.

In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide (domestic and foreign) real property interests and its other assets used or held for use in a trade or business. For this purpose, real property interests include land, improvements and associated personal property. We believe that we currently are not a USRPHC. In addition, based on the financial statements included in this prospectus and current expectations regarding the value and nature of our assets and other relevant data, we do not anticipate becoming a USRPHC.

If we become a USRPHC, a non-U.S. holder nevertheless will not be subject to U.S. federal income tax if our Class A common stock is regularly traded on an established securities market, within the meaning of applicable Treasury regulations, and the non-U.S. holder holds no more than 5% of our outstanding Class A common stock, directly, indirectly or constructively, at all times within the shorter of the five-year period preceding the disposition or the holder’s holding period. Our Class A common stock has been approved for listing on the NASDAQ Global Select Market and we expect that our Class A common stock may be regularly traded on an established securities market in the United States as long as it is so listed.

Information Reporting and Backup Withholding

We (or the applicable withholding agent) must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting dividends and withholding also may be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

The United States imposes a backup withholding tax on dividends and some other types of payments to U.S. persons (currently at a rate of 28%). Dividends paid to a non-U.S. holder generally will not be subject to backup withholding if proper certification of foreign status (usually on an IRS Form W-8BEN or W-8BEN-E) is provided and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person, or if the holder is a corporation or one of several types of entities and organizations that qualify for an exemption.

Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our Class A common stock effected by or through a U.S. office of any U.S. or foreign broker, except that information reporting and such requirements may be avoided if the holder provides a properly executed IRS Form W-8BEN or W-8BEN-E or otherwise meets documentary evidence requirements for establishing non-U.S. holder status, or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements, however, may apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations generally will be treated in a manner similar to U.S. brokers.

Backup withholding is not an additional tax. A holder subject to backup withholding should contact the holder’s tax advisor regarding the possibility of obtaining a refund or a tax credit and any associated requirements to provide information to the IRS or other relevant tax authority.

Legislation Affecting Taxation of Our Common Stock Held by or Through Foreign Entities

Legislation commonly known as the Foreign Account Tax Compliance Act, or FATCA, imposes a 30% withholding tax on certain types of payments made to “foreign financial institutions” and other specified non-U.S. entities unless due diligence, reporting, withholding and certification requirements are satisfied.

The Treasury Department and the IRS have issued final regulations under FATCA. As a general matter, FATCA imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, our Class A common stock if paid to a foreign entity unless:

•	the foreign entity is a “foreign financial institution” that undertakes specified due diligence, reporting, withholding and certification obligations or, in the case of a foreign financial institution that is a resident in a jurisdiction that has entered into an intergovernmental agreement to implement FATCA, the entity complies with the diligence and reporting requirements of such an agreement;

•	the foreign entity is not a “foreign financial institution” and identifies certain of its U.S. investors; or

•	the foreign entity otherwise is exempted under FATCA.

An intergovernmental agreement between the United States and an applicable non-U.S. government may modify these rules. Withholding is required with respect to dividends on our Class A common stock and for dispositions that occur on or after January 1, 2019, with respect to gross proceeds from a sale or other disposition of our Class A common stock.

If withholding is imposed under FATCA on a payment related to our Class A common stock, a beneficial owner that is not a foreign financial institution and that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) generally may obtain a refund from the IRS by filing a U.S. federal income tax return (which may entail significant administrative burden). Prospective investors should consult their tax advisors regarding the effect of FATCA in their particular circumstances.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC, Goldman, Sachs & Co. and J.P. Morgan Securities LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of our Class A common stock indicated below:

Name	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,240,000
Morgan Stanley & Co. LLC	1,240,000
Goldman, Sachs & Co.	1,160,000
J.P. Morgan Securities LLC	1,160,000
Barclays Capital Inc.	480,000
Citigroup Global Markets Inc.	480,000
Credit Suisse Securities (USA) LLC	480,000
RBC Capital Markets, LLC	480,000
UBS Securities LLC	480,000
Pacific Crest Securities, a division of KeyBanc Capital Markets Inc.	160,000
Stifel, Nicolaus & Company, Incorporated	160,000
SunTrust Robinson Humphrey, Inc.	160,000
William Blair & Company, L.L.C.	160,000
Academy Securities, Inc.	40,000
Samuel A. Ramirez & Company, Inc.	40,000
Siebert Brandford Shank & Co., L.L.C.	40,000
The Williams Capital Group, L.P.	40,000

Total	8,000,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $0.588 per share under the public offering price. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives. Sales of Class A common stock made outside of the United States may be made by affiliates of the underwriters.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,200,000 additional shares of Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase up to 1,200,000 additional shares of our Class A common stock.

		Total
	Per Share	No Exercise	Full Exercise
Public offering price	$14.00	$112,000,000	$128,800,000
Underwriting discounts and commissions to be paid by us	0.98	7,840,000	9,016,000

Proceeds, before expenses, to us	$13.02	$104,160,000	$119,784,000

The estimated offering expenses payable by us, exclusive of underwriting discounts and commissions, are approximately $7.1 million. We have agreed to reimburse the underwriters for up to $50,000 of expenses relating to clearance of this offering with the Financial Industry Regulatory Authority, Inc.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of our Class A common stock offered by them.

Our Class A common stock has been approved for listing on the NASDAQ Global Select Market under the trading symbol “SCWX.”

We, our directors, our executive officers and the current holders of all of our common stock and other equity securities, including Denali, have agreed that without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC, on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus, referred to as the restricted period:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person have agreed that, during the restricted period, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC, on behalf of the underwriters, (1) we will not file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock and (2) such other person will not make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock. We also have agreed to include in each employee benefit plan (including our 2016 long-term incentive plan) and in the related award agreements provisions restricting the transfer by any employee or other holder of shares of our common stock and any other securities convertible into or exercisable or exchangeable for shares of our common stock granted or issued under any such employee benefit plan, to the same extent as if the holder were a party to a lock-up agreement with such representatives. We have agreed to enforce these transfer restrictions, including through the issuance of stop transfer instructions to our transfer agent, and not to amend or waive the transfer restrictions with respect to any such holder without the prior written consent of such representatives.

Notwithstanding the above, the representatives have agreed in the underwriting agreement that the lock-up agreement applicable to us does not apply to:

•	the shares of our common stock to be sold by us in this offering;

•	the issuance by us of shares of Class A common stock upon the exercise of a stock option or the vesting of a restricted stock unit or other award granted pursuant to any employee benefit plan described in this prospectus so long as, before any such issuance, we cause each such recipient of such shares of Class A common stock to execute and deliver a lock-up agreement to the representatives;

•	the grant of stock options, restricted stock units, shares of Class A common stock or other awards pursuant to any employee benefit plan described in this prospectus;

•	the reclassification of our outstanding common stock into, and issuance of, our Class B common stock on or before the closing of this offering;

•	the issuance by us of any shares of common stock or other securities sold or issued, or the entry into an agreement to sell or issue shares of common stock or other securities, in connection with an acquisition by us or any of our subsidiaries of the securities, business, property, products, technologies or other assets of another person or entity (including pursuant to any employee benefit plan we or any of our subsidiaries assume in connection with any such acquisition) or in connection with any joint venture, commercial relationship or other strategic transaction, so long as the aggregate number of shares of common stock or securities convertible into or exercisable for common stock (on an as-converted or as-exercised basis, as the case may be) that we may sell or issue or agree to sell or issue pursuant to such an agreement does not exceed 5% of the total number of shares of our common stock issued and outstanding immediately following the completion of this offering, and so long as, before any such issuance, we cause each such recipient of such securities to execute and deliver a lock-up agreement to the representatives;

•	the issuance by us of shares of Class A common stock upon the conversion of any security or other right outstanding on the date of the underwriting agreement and described in this prospectus or of which the underwriters have been advised in writing so long as, before any such issuance, we cause each such recipient of such shares of Class A common stock to execute and deliver a lock-up agreement to the representatives; or

•	the filing by us of registration statements on Form S-8 in respect of our employee benefit plans described in this prospectus.

In addition, notwithstanding the lock-up agreements applicable to our directors, executive officers and the current holders of all of our common stock and other equity securities, including Denali, each referred to as a lock-up party, the applicable representatives have agreed that such lock-up agreements do not apply to:

•	transactions relating to securities acquired in open market transactions after the completion of this offering so long as no filing under Section 16(a) of the Exchange Act will be required or will be voluntarily made during the restricted period in connection with subsequent sales of common stock or other securities acquired in such open market transactions;

•	transfers of the lock-up party’s securities (1) as a bona fide gift, (2) to any beneficiary of the lock-up party pursuant to a will or other testamentary document or applicable laws of descent, (3) if the lock-up party is a corporation, partnership or other business entity, (x) to another corporation, partnership or other business entity that controls, is controlled by or is under common control with the lock-up party or (y) as part of a disposition, transfer or distribution by the lock-up party to its equity holders, limited partners or members, or any investment fund or other entity controlled or managed by the lock-up party, or (4) to an immediate family member of the lock-up party, which includes a spouse, domestic partner, parent, child or grandchild of the lock-up party, or to any trust, partnership or limited liability company for the direct or indirect benefit of the lock-up party or one or more immediate family members in a transaction not involving a disposition for value, so long as, in each case, (A) each donee, distributee or transferee signs and delivers a lock-up agreement and (B) no filing by any party (including any donee, donor, distributor, distributee, transferor or transferee) under the Exchange Act or other public announcement will be required or will be voluntarily made in connection with such transfer during the restricted period;

•	the conversion of any of our convertible securities or other rights described in this prospectus or otherwise disclosed to the underwriters in writing into shares of Class A common stock or other securities, so long as such shares of Class A common stock or other securities continue to be subject to the restrictions on transfer set forth in the lock-up agreement;

•	the exercise for cash of stock options granted under any stock-based employee benefit plan described in this prospectus (excluding all manners of exercise that would involve a sale in the open market of any securities relating to such stock options, whether to cover the applicable aggregate exercise price, withholding tax obligations or otherwise), so long as the underlying shares of common stock continue to be subject to the restrictions on transfer set forth in the lock-up agreement;

•	the receipt by the lock-up party from us of shares of common stock and the disposition by the lock-up party of securities to us upon the exercise of stock options on a “cashless” or “net exercise” basis (excluding all manners of exercise that would involve a sale in the open market of any securities relating to such stock options, whether to cover the applicable aggregate exercise price, withholding tax obligations or otherwise), so long as (1) the underlying shares of common stock continue to be subject to the restrictions on transfer set forth in the lock-up agreement and (2) no filing under Section 16(a) of the Exchange Act is required or voluntarily made in connection with such a transfer;

•	the disposition of the lock-up party’s securities to us solely to cover tax withholding obligations of the lock-up party in connection with (1) the vesting of restricted stock units or other awards granted under a benefit plan or (2) the exercise of stock options, so long as (a) the underlying shares of common stock continue to be subject to the restrictions set forth in the lock-up agreement and (b) if the lock-up party is required to file a report under Section 16(a) of the Exchange Act during the restricted period reporting a reduction in beneficial ownership of shares of common stock or other securities related to such disposition of the lock-up party’s securities to us by the lock-up party solely to satisfy tax withholding obligations, the lock-up party will include a statement in such report to the effect that the filing relates to the satisfaction of tax withholding obligations of the lock-up party in connection with such vesting or exercise;

•	transfers of the lock-up party’s securities that occur by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement, so long as (1) with respect to any transfer in connection with a divorce settlement, each transferee executes and delivers to the applicable representatives a lock-up agreement substantially in the form of the lock-up agreement and (2) if the lock-up party is required to file a report under Section 16(a) of the Exchange Act during the restricted period reporting a reduction in beneficial ownership of shares of common stock or other securities, the lock-up party includes a statement in such report to the effect that such transfer occurred pursuant to such a domestic order or in connection with a divorce settlement;

•	transfers of the lock-up party’s securities pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of the common stock that is expected to result in a change of control (as defined in the lock-up agreement) of our company (including, without limitation, entering into any lock-up, voting or similar agreement pursuant to which the lock-up party may agree to transfer, sell, tender or otherwise dispose of common stock or other securities in connection with any such transaction, or vote any securities in favor of any such transaction) that has been approved by our board of directors, so long as, if such third-party tender offer, merger, consolidation or other such transaction is not completed, the common stock owned by the lock-up party remains subject to the restrictions contained in the lock-up agreement;

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, so long as (1) such plan does not provide for the transfer of common stock during the restricted period and (2) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the lock-up party or us regarding the establishment of such a plan, such announcement or filing includes a statement to the effect that no transfer of common stock may be made under such plan during the restricted period;

•	required filings by the lock-up party on a Schedule 13D or Schedule 13G under the Exchange Act, so long as any such filings are not made in connection with transfers of securities; or

•	solely with respect to Denali and Dell Marketing, any sale, transfer or other disposition, directly or indirectly, of any shares of our common stock upon foreclosure or other enforcement of their pledges of shares of our common stock to secure Dell’s indebtedness to financial institutions that are lenders to Dell or holders of Dell’s debt securities, so long as Denali, Dell Marketing or we provide the applicable representatives prior written notice of such foreclosure or other enforcement and any public filing, report or announcement made by or on behalf of Denali, Dell Marketing or us with respect thereto.

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters also may sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing of this offering that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or slow a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the several underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Pricing of the Offering

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price was determined by negotiations among us and the representatives of the underwriters. Among the factors considered in determining the initial public offering price were our prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to our own.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for Denali, Dell and its affiliates, including us, and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for Denali, Dell, us and such affiliates in the ordinary course of their business, for which they received and may continue to receive customary fees and expenses. For example, Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, affiliates of Goldman, Sachs & Co., J.P. Morgan Securities LLC and RBC Capital Markets, LLC have agreed to provide Denali and Dell with certain debt financing in connection with Denali’s pending acquisition of EMC Corporation. Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, affiliates of Goldman, Sachs & Co., J.P. Morgan Securities LLC, RBC Capital Markets, LLC and UBS Securities LLC also have provided advisory services to Denali, Dell and/or Silver Lake Partners in connection with Denali’s pending acquisition of EMC Corporation. In addition, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., J.P. Morgan Securities LLC, Barclays Capital Inc., Credit Suisse Securities (USA) LLC, RBC Capital Markets, LLC and UBS Securities LLC or their respective affiliates provided advisory services and/or are lenders under various of Dell’s credit facilities entered into in connection with Dell’s going-private transaction.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments or securities and instruments of Denali or Dell (directly, as collateral securing other obligations or otherwise). The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

In the ordinary course of business, we have sold, and may in the future sell, products or services to one or more of the underwriters or their respective affiliates in arm’s-length transactions on market competitive terms. In fiscal 2016, we derived 9% of our revenue from Bank of America, N.A., which is our largest client.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), no offer of any shares of our Class A common stock may be made to the public in that Relevant Member State other than:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall require us or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly, any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do we or they authorize, the making of any offer of shares in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares of our Class A common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (a) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (Order) and/or (b) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order, all such persons together being referred to as “relevant persons.” This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Switzerland

The shares of our Class A common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or this offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to this offering, us or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of the shares will not be supervised by, the Swiss Financial Market Supervisory

Authority FINMA (FINMA), and the offer of the shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the shares.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (DFSA). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares of Class A common stock to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (ASIC) in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (Corporations Act), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of our shares of Class A common stock may only be made to persons (Exempt Investors) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under this offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Hong Kong

The shares of our Class A common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance, or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

The shares of our Class A common stock have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Non-CIS Securities may not be circulated or distributed, nor may the Non-CIS Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (a) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (SFA), (b) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Non-CIS Securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor;

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Non-CIS Securities pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the shares of Class A common stock offered by this prospectus will be passed upon for us by our counsel, Hogan Lovells US LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, Menlo Park, California.

EXPERTS

The combined statements of operations and comprehensive loss, of parent company equity and of cash flows for the period from February 2, 2013 through October 28, 2013 (Predecessor), and the consolidated statements of financial position as of January 29, 2016 and January 30, 2015 and the related consolidated statements of operations, of comprehensive loss, of stockholder’s equity and of cash flows for the fiscal years ended January 29, 2016 and January 30, 2015 and the period from October 29, 2013 through January 31, 2014 (Successor) included in this prospectus and the accompanying financial statement schedule have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the Class A common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and, in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You also may read and copy any document we file with the SEC at its public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

Upon the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act and will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and Internet website of the SEC referred to above. We also maintain a website at www.secureworks.com, at which you will be able to access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or electronically furnished to, the SEC. Information appearing on, or that can be accessed through, our website is not a part of this prospectus.

INDEX TO FINANCIAL STATEMENTS

Page
Audited Financial Statements of SecureWorks Corp.
Report of Independent Registered Public Accounting Firm (Successor)	F-2
Report of Independent Registered Public Accounting Firm (Predecessor)	F-3
Statements of Financial Position as of January 29, 2016 and January 30, 2015	F-4

Statements of Operations for the fiscal year ended January  29, 2016, the fiscal year ended January 30, 2015, the successor period from October 29, 2013 through January 31, 2014 and the predecessor period from February 2, 2013 through October 28, 2013

F-5

Statements of Comprehensive Loss for the fiscal year ended January  29, 2016, the fiscal year ended January 30, 2015, the successor period from October 29, 2013 through January 31, 2014 and the predecessor period from February 2, 2013 through October 28, 2013

F-6

Statements of Cash Flows for the fiscal year ended January  29, 2016, the fiscal year ended January 30, 2015, the successor period from October 29, 2013 through January 31, 2014 and the predecessor period from February 2, 2013 through October 28, 2013

F-7

Statements of Parent Company Equity/Stockholder’s Equity for the fiscal year ended January 29, 2016, the fiscal year ended January 30, 2015, the successor period from October 29, 2013 through January 31, 2014 and the predecessor period from February 2, 2013 through October 28, 2013

F-8
Notes to Financial Statements	F-9

Schedule II – Valuation and Qualifying Accounts	S-1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and

Stockholder of SecureWorks Corp.

In our opinion, the accompanying consolidated statements of financial position as of January 29, 2016 and January 30, 2015 and the related consolidated statements of operations, of comprehensive loss, of stockholder’s equity and of cash flows for the fiscal years ended January 29, 2016 and January 30, 2015 and the period from October 29, 2013 through January 31, 2014 present fairly, in all material respects, the financial position of SecureWorks Corp. (Successor) at January 29, 2016 and January 30, 2015, and the results of operations and cash flows for the fiscal years ended January 29, 2016 and January 30, 2015 and the period from October 29, 2013 through January 31, 2014 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the accompanying financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it classifies deferred tax assets and liabilities on the consolidated balance sheet as of January 29, 2016.

/s/ PricewaterhouseCoopers LLP

Atlanta, Georgia

March 22, 2016, except for the effects of the stock split described in Note 4 as to which the date is April 8, 2016

Report of Independent Registered Public Accounting Firm

To the Board of Directors and

Stockholder of SecureWorks Corp.

In our opinion, the accompanying combined statements of operations, of comprehensive loss, of parent company equity and of cash flows for the period from February 2, 2013 through October 28, 2013 present fairly, in all material respects, the results of operations and cash flows of SecureWorks Corp. (Predecessor) for the period from February 2, 2013 through October 28, 2013 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the accompanying financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related combined financial statements. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Atlanta, Georgia

June 9, 2015, except for the effects of the stock split described in Note 4 as to which the date is April 8, 2016

SECUREWORKS CORP.

STATEMENTS OF FINANCIAL POSITION

(in thousands)

	Consolidated
	January 29, 2016	January 30, 2015
ASSETS
Current assets:
Cash and cash equivalents	$33,422	$6,669
Accounts receivable, net	116,357	70,907
Inventories, net	3,549	2,370
Other current assets	26,211	18,302

Total current assets	179,539	98,248
Property and equipment, net	22,766	26,247
Goodwill	416,487	416,487
Purchased intangible assets, net	289,657	317,958
Other non-current assets	9,336	3,797

Total assets	$917,785	$862,737

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Accounts payable	$22,126	$19,815
Accrued and other	60,407	24,364
Short-term deferred revenue	109,467	82,188
Short-term debt	27,993	—

Total current liabilities	219,993	126,367
Long-term deferred revenue	18,352	11,040
Other non-current liabilities	90,984	118,404

Total liabilities	329,329	255,811

Commitments and Contingencies (Note 7)
Stockholder’s equity:
Common stock — Class A of $.01 par value: 2,500,000 shares authorized; zero shares issued and outstanding	—	—
Common stock — Class B of $.01 par value: 500,000 shares authorized; 70,000 shares issued and outstanding	700	700
Additional paid in capital	711,923	656,516
Accumulated deficit	(122,646)	(50,265)
Accumulated other comprehensive loss	(1,521)	(25)

Total stockholder’s equity	588,456	606,926

Total liabilities and stockholder’s equity	$917,785	$862,737

The accompanying notes are an integral part of these financial statements.

SECUREWORKS CORP.

STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Consolidated			Combined
	Successor			Predecessor
	Fiscal Year Ended January 29, 2016	Fiscal Year Ended January 30, 2015	October 29, 2013 through January 31, 2014	February 2, 2013 through October 28, 2013
Net revenue	$339,522	$262,130	$54,350	$151,480
Cost of revenue	183,809	144,846	30,799	82,408

Gross margin	155,713	117,284	23,551	69,072

Selling, general, and administrative	211,974	146,324	34,480	99,398
Research and development	49,747	32,053	6,787	20,206

Total operating expenses	261,721	178,377	41,267	119,604

Operating loss	(106,008)	(61,093)	(17,716)	(50,532)
Interest and other, net	(6,569)	(142)	(85)	(90)

Loss before income taxes	(112,577)	(61,235)	(17,801)	(50,622)
Income tax benefit	(40,196)	(22,745)	(6,026)	(17,882)

Net loss	$(72,381)	$(38,490)	$(11,775)	$(32,740)

Net loss per common share (basic and diluted)	$(1.03)	$(0.55)	$(0.17)	$—

Weighted-average common shares outstanding (basic and diluted)	70,000	70,000	70,000	—

Pro forma net loss per share attributable to common stockholders - basic and diluted	$(0.97)

Pro forma weighted average shares outstanding - basic and diluted	70,983

The accompanying notes are an integral part of these financial statements.

SECUREWORKS CORP.

STATEMENTS OF COMPREHENSIVE LOSS

(in thousands)

	Consolidated			Combined
	Successor			Predecessor
	Fiscal Year Ended January 29, 2016	Fiscal Year Ended January 30, 2015	October 29, 2013 through January 31, 2014	February 2, 2013 through October 28, 2013
Net loss	$(72,381)	$(38,490)	$(11,775)	$(32,740)
Foreign currency translation adjustments, net of zero tax	(1,496)	124	(149)	(109)

Comprehensive loss	$(73,877)	$(38,366)	$(11,924)	$(32,849)

The accompanying notes are an integral part of these financial statements.

SECUREWORKS CORP.

STATEMENTS OF CASH FLOWS

(in thousands)

	Consolidated			Combined
	Successor			Predecessor
	Fiscal Year Ended January 29, 2016	Fiscal Year Ended January 30, 2015	October 29, 2013 through January 31, 2014	February 2, 2013 through October 28, 2013
Cash flows from operating activities:
Net loss	$(72,381)	$(38,490)	$(11,775)	$(32,740)

Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	40,638	41,425	10,157	26,870
Loss on disposal of assets	166	—	—	—
Change in fair value of convertible notes	5,493	—	—	—
Stock-based compensation expense	841	785	805	3,526
Effects of exchange rate changes on monetary assets and liabilities denominated in foreign currencies	836	137	75	209
Income tax benefit	(40,196)	(22,745)	(6,026)	(17,882)
Other non-cash impacts	4,626	7,202	1,873	3,245
Provision for doubtful accounts	4,661	768	593	248

Changes in assets and liabilities, net of effects from acquisitions:
Accounts receivable	(52,443)	(24,527)	(10,145)	404
Net transaction with parent	21,691	—	—	—
Inventories	(1,179)	(1,389)	526	1,253
Other assets	(10,065)	(3,856)	(1,410)	(1,189)
Accounts payable	2,311	5,570	4,185	(8,375)
Deferred revenue	34,591	34,275	14,265	6,947
Accrued and other liabilities	50,567	3,077	(1,644)	7,396

Net cash (used in) provided by operating activities	(9,843)	2,232	1,479	(10,088)

Cash flows from investing activities:
Capital expenditures	(9,023)	(9,542)	(2,957)	(3,244)

Net cash used in investing activities	(9,023)	(9,542)	(2,957)	(3,244)

Cash flows from financing activities:
Net transfers from parent	24,383	11,553	3,018	8,153
Payment of deferred offering costs	(1,264)	—	—	—
Issuance of convertible notes	22,500	—	—	—

Net cash provided by financing activities	45,619	11,553	3,018	8,153

Net increase (decrease) in cash and cash equivalents	26,753	4,243	1,540	(5,179)
Cash and cash equivalents at beginning of the period	6,669	2,426	886	6,065

Cash and cash equivalents at end of the period	$33,422	$6,669	$2,426	$886

The accompanying notes are an integral part of these financial statements.

SECUREWORKS CORP.

STATEMENTS OF PARENT COMPANY EQUITY/STOCKHOLDER’S EQUITY

(in thousands, except share data)

		Common Stock — Class A		Common Stock — Class B
	Net Parent Investment	Outstanding Shares	Amount	Outstanding Shares	Amount	Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive lncome/(Loss)	Total Stockholder’s Equity
Predecessor — Combined
Balances at February 1, 2013	$551,343	—	$—	—	$—	$—	$—	$94	$551,437

Net loss	(32,740)	—	—	—	—	—	—	—	(32,740)
Other comprehensive loss	—	—	—	—	—	—	—	(109)	(109)
Net transfers from Parent	(2,653)	—	—	—	—	—	—	—	(2,653)
Stock-based compensation	3,526	—	—	—	—	—	—	—	3,526

Balances at October 28, 2013	$519,476	—	$—	—	$—	$—	$—	$(15)	$519,461

Successor — Consolidated
Balances at October 29, 2013	$—	—	$—	—	$—	$—	$—	$—	$—
Capitalization under new basis	—	—	—	70,000	700	641,157	—	—	641,857
Net loss	—	—	—	—	—	—	(11,775)	—	(11,775)
Other comprehensive loss	—	—	—	—	—	—	—	(149)	(149)
Net transfers from Parent	—	—	—	—	—	(188)	—	—	(188)
Stock-based compensation	—	—	—	—	—	583	—	—	583

Balances at January 31, 2014	$—	—	$—	70,000	$700	$641,552	$(11,775)	$(149)	$630,328

Net loss	—	—	—	—	—	—	(38,490)	—	(38,490)
Other comprehensive income	—	—	—	—	—	—	—	124	124
Net transfers from Parent	—	—	—	—	—	14,179	—	. —	14,179
Stock-based compensation	—	—	—	—	—	785	—	—	785

Balances at January 30, 2015	$—	—	$—	70,000	$700	$656,516	$(50,265)	$(25)	$606,926

Net loss	—	—	—	—	—	—	(72,381)	—	(72,381)
Other comprehensive loss	—	—	—	—	—	—	—	(1,496)	(1,496)
Net transfers from Parent	—	—	—	—	—	54,566	—	—	54,566
Stock-based compensation	—	—	—	—	—	841	—	—	841

Balances at January 29, 2016	$—	—	$—	70,000	$700	$711,923	$(122,646)	$(1,521)	$588,456

The accompanying notes are an integral part of these financial statements.

SECUREWORKS CORP.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF THE BUSINESS AND BASIS OF PRESENTATION

Description of the Business

SecureWorks Corp. (individually and collectively with its consolidated subsidiaries, “SecureWorks” or the “Company”) is a leading global provider of intelligence-driven information security solutions exclusively focused on protecting its clients from cyber attacks. The Company’s solutions enable organizations of varying sizes and complexities to fortify their cyber defenses to prevent security breaches, detect malicious activity in real time, prioritize and respond rapidly to security breaches and predict emerging threats.

The Company has one primary business activity, to provide clients with intelligence-driven information security solutions. The Company’s chief operating decision maker, who is the President and Chief Executive Officer, makes operating decisions, assesses performance, and allocates resources on a consolidated basis. Accordingly, SecureWorks operates its business as a single reportable segment.

On February 8, 2011, the Company was acquired by Dell Inc. (individually and collectively with its consolidated subsidiaries, “Dell” or “Parent”). On October 29, 2013, Dell was acquired by Denali Holding Inc. (“Denali”), a parent holding corporation, in a merger transaction which is referred to as the going-private transaction. As a result, the Company is currently an indirect wholly-owned subsidiary of Dell and Dell’s ultimate parent company, Denali. For the purposes of the accompanying financial statements, the Company elected to utilize pushdown accounting for this transaction. Accordingly, the period prior to October 29, 2013 reflects the financial position, results of operations and changes in financial position of SecureWorks prior to the going-private transaction, referred to as the predecessor period (with the entity during such period referred to as the predecessor entity), and the periods beginning on October 29, 2013 reflect the financial position, results of operations and changes in the financial position of SecureWorks subsequent to the going-private transaction, referred to as the successor periods (with the entity during such periods referred to as the successor entity). As a result of the going-private transaction and application of pushdown accounting, the predecessor and successor financial statements are not comparable.

As of January 29, 2016, the beneficial owners of Denali’s outstanding voting securities were Michael S. Dell, the Chairman, Chief Executive Officer and founder of Dell, the Susan Lieberman Dell Separate Property Trust, a separate property trust for the benefit of Mr. Dell’s wife, investment funds affiliated with Silver Lake Partners, a global private equity firm, MSDC Denali Investors, L.P. and MSDC Denali EIV, LLC, which are managed by MSD Partners, L.P., an investment firm that was formed by the principals of MSD Capital, L.P., the investment firm that exclusively manages the capital of Mr. Dell and his family, and members of Dell’s management and other investors.

The predecessor company of SecureWorks was originally formed as a limited liability company in Georgia in March 1999, and SecureWorks was incorporated in Georgia in May 2009. On November 24, 2015, the Company reincorporated from Georgia to Delaware and, in connection with the reincorporation, changed its name from SecureWorks Holding Corporation to SecureWorks Corp. and its authorized capital from 1,000 shares of common stock, par value $0.01 per share, to 1,000 shares of Class A common stock and 1,000 shares of Class B common stock, each with a par value of $0.01 per share. There are no differences in dividend and liquidation rights between the Class A common stock and the Class B common stock. Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Upon the reincorporation, the 1,000 issued and outstanding shares of common stock of the Georgia corporation were reclassified into and became 1,000 issued and outstanding shares of Class B common stock of SecureWorks Corp., the Delaware corporation.

SECUREWORKS CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

In connection with the Company’s proposed initial public offering of its common stock, during the six-month period ended January 29, 2016, the Company created certain new foreign legal entities that became consolidated subsidiaries of SecureWorks Corp. After their formation, the new subsidiaries of SecureWorks Corp. received transfers of net assets from other Dell legal entities of businesses that have been included in the historical combined financial statements of the Company. The net assets were transferred by Dell for no consideration, at their carrying values, which represented Dell’s historical costs and which constitute the basis reflected in these historical combined financial statements. Because these businesses already have been included in the historical combined financial statements for all periods, the sole impact of the transfers was the completion of the legal reorganization of entities under common control and the presentation of the resulting change in the reporting entity under Accounting Standards Codification (“ASC”) 805 – Business Combinations. Because SecureWorks Corp. legally owns all of the businesses reflected in the previously presented combined financial statements as of January 29, 2016, the presentation as of such date is of a consolidated business, with the only effect being the reclassification of the previously reported balances in net parent investment as common stock, additional paid in capital and accumulated deficit of SecureWorks Corp.

Basis of Presentation

The Company’s historical financial statements have been prepared on a stand-alone basis in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and are derived from the accounting records of Dell and the Company, whereby certain transactions are outside SecureWorks Corp. These financial statements include transactions with Dell, as well as direct costs and allocations for indirect costs attributable to the operations of SecureWorks through the second quarter of fiscal 2016. Beginning in the third quarter of fiscal 2016, the costs of these services were charged in accordance with a shared services agreement that went into effect on August 1, 2015. The Company’s results of operations are not necessarily indicative of its future performance and do not reflect what the Company’s financial performance would have been had it been a stand-alone public company during the periods presented. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the Company’s financial statements.

Assets and liabilities that are specifically identifiable or otherwise attributable to the Company, such as intangible assets, are included in the Statements of Financial Position, presented above. Debt, and related interest expense, held by Dell, has not been allocated to SecureWorks for any of the periods presented as these borrowings were not directly attributable to the Company’s operations. Cash transfers between the Company and Dell have been included in these audited financial statements as a component of permanent equity, as such amounts do not require repayment. The total net effect of these transfers is reflected in the Statements of Financial Position and the Statements of Parent Company Equity/Stockholder’s Equity as transfers from Parent and in the Statements of Cash Flows as a financing activity.

For the periods presented, Dell has provided various corporate services to the Company in the ordinary course of business, including finance, tax, human resources, legal, insurance, IT, procurement and facilities-related services. Dell also has provided the Company with the services of a number of its executives and employees. Through the first two quarters of fiscal 2016, the costs of such services have been allocated to the Company based on the most relevant allocation method to the service provided, primarily based on relative percentage of total net sales, relative percentage of headcount, or specific identification. Management believes the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by the Company during the periods presented. As discussed above, beginning in the third quarter of fiscal 2016, the costs of these services were charged in accordance with a shared services agreement that went into effect on August 1, 2015. For more information on the allocated costs and related party transactions, see “Note 11—Related Party Transactions.”

SECUREWORKS CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

During the periods presented in the financial statements, SecureWorks did not file separate federal tax returns, as the Company was generally included in the tax grouping of other Dell entities within the respective entity’s tax jurisdiction. The income tax benefit has been calculated using the separate return method, modified to apply the benefits for loss approach. Under the benefits for loss approach, net operating losses or other tax attributes are characterized as realized or as realizable by SecureWorks when those attributes are utilized or expect to be utilized by other members of the Dell consolidated group. See “Note 6—Income and Other Taxes” for more information, including unaudited pro forma information on a separate return basis.

Fiscal Year

The Company’s fiscal year is the 52- or 53- week period ending on the Friday closest to January 31. The Company refers to the fiscal years ended January 29, 2016, January 30, 2015 and January 31, 2014 as fiscal 2016, fiscal 2015 and fiscal 2014, respectively. Each of these fiscal years included 52 weeks.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Estimates are revised as additional information becomes available. In the Statements of Operations, estimates are used when accounting for revenue arrangements, determining cost of revenue, allocating cost in the form of depreciation and amortization and estimating the impact of contingencies. In the Statements of Financial Position, estimates are used in determining the valuation and recoverability of assets, such as accounts receivables, inventories, fixed assets, goodwill and other identifiable intangible assets, and estimates are used in determining the reported amounts of liabilities, such as taxes payable and the impact of contingencies, all of which also impact the Statements of Operations. Actual results could differ from these estimates.

Out-of-Period Adjustments and Revision of Previously Issued Financial Statements

The financial statements presented for the fiscal year ended January 29, 2016 include adjustments to correct errors related to the period ended January 30, 2015. For the fiscal year ended January 29, 2016, the out-of-period adjustments increased loss before taxes and net loss by approximately $3.7 million and $2.4 million, respectively. The out-of-period adjustments primarily relate to the timing of services revenue recognition, cost of sales of hardware equipment sold but not expensed, and compensation expense from the previous year not recorded. Because these errors, both individually and in the aggregate, were not material to any of the prior periods’ financial statements, and because the impact of correcting these errors in the current period is not material to the financial statements presented, the Company recorded the correction of these errors in its fiscal 2016 financial statements. Management has concluded that the impact of the misstatement was not material to the previously issued financial statements.

During the fourth quarter of fiscal 2016, the Company revised its balance sheet as of January 30, 2015 and its statements of stockholder’s equity as of and for the periods ended January 30, 2015, January 31, 2014 and October 29, 2013 as a result of the correction of an error related to deferred taxes caused by basis differences for deferred revenue, and to other balance sheet carve-out errors related to accrued and other liabilities. These errors resulted from the use of incorrect tax bases or the elimination of certain balances in consolidation, both of which impacted goodwill or net parent investment and had no impact on the Statements of Operations or the Statements of Cash Flows for any prior period. See “Note 6—Income and Other Taxes” for additional discussion regarding the effect of the deferred tax error on the Company’s tax disclosures. Management has concluded that the impact of the misstatement was not material to the previously issued financial statements. The following table summarizes the impact of the errors.

SECUREWORKS CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

	As of January 30, 2015	Adjustments		As of January 30, 2015
	(as reported)			(as revised)
Statements of Financial Position	(in thousands)
Other current assets	$43,940	$(25,638)		$18,302

Total current assets	$123,886	$(25,638)		$98,248

Goodwill	$406,543	$9,944		$416,487

Total assets	$878,431	$(15,694)		$862,737

Accrued and other	$16,064	$8,300		$24,364

Total current liabilities	$118,067	$8,300		$126,367
Other non-current liabilities	$127,284	$(8,880)		$118,404

Total non-current liabilities	$138,324	$(8,880)		$129,444
Total liabilities	256,391	(580)		255,811
Stockholder’s equity	$622,040	$(15,114)		$606,926

Total liabilities and stockholder’s equity	$878,431	$(15,694)		$862,737

Statements of Parent Company Equity/Stockholder’s Equity	As Reported	Adjustments		As Revised
	(in thousands)
Parent company equity at October 28, 2013	$527,483	$(8,022	)(1)	$519,461

Stockholder’s equity at January 31, 2014	$634,748	$(4,420	)(1)	$630,328

Stockholder’s equity at January 30, 2015	$622,040	$(15,114	)(1)	$606,926

(1)	Solely relates to change in net parent investment.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents — As of January 29, 2016 and January 30, 2015, cash and cash equivalents is comprised of cash held in bank accounts.

Accounts Receivable — Trade accounts receivable are recorded at the invoiced amount, net of allowances for doubtful accounts. Accounts receivable are charged against the allowance for doubtful accounts when deemed uncollectable. Management regularly reviews the adequacy of the allowance for doubtful accounts by considering the age of each outstanding invoice, each customer’s expected ability to pay, and the collection history with each customer, when applicable, to determine whether a specific allowance is appropriate. As of January 29, 2016 and January 30, 2015, the allowance for doubtful accounts was $4.5 million and $1.1 million, respectively.

Unbilled accounts receivable, included in accounts receivable, totaling $10.5 million and $7.2 million as of January 29, 2016 and January 30, 2015, respectively, relate to work that has been performed, though invoicing has not yet occurred. All of the unbilled receivables are expected to be billed and collected within the upcoming year.

SECUREWORKS CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

Fair Value Measurements — The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, approximate their respective fair values due to their short-term nature.

Inventories — Inventories consist of finished goods, which include hardware devices such as servers, log retention devices, and appliances that are sold in connection with the Company’s multiple-element solutions offerings. Inventories are stated at lower of cost or market with cost being determined on a first-in, first-out (FIFO) basis.

Prepaid Maintenance and Support Agreements — Prepaid maintenance and support agreements represent amounts paid to third-party service providers for maintenance, support and software license agreements in connection with the Company’s obligations to provide maintenance and support services. The prepaid maintenance and support agreement balance is amortized on a straight-line basis over the contract term and is primarily recognized as a component of cost of revenue. Amounts that are expected to be amortized within one year are recorded in other current assets and the remaining balance is recorded in other non-current assets.

Property and Equipment — Property and equipment are carried at depreciated cost. Depreciation is calculated using the straight-line method over the estimated economic lives of the assets, which range from two to five years. Leasehold improvements are amortized over the shorter of five years or the lease term. For the successor periods ended January 29, 2016, January 30, 2015 and January 31, 2014, depreciation expense was $12.3 million, $11.6 million and $2.7 million, respectively, and for the predecessor period ended October 28, 2013 depreciation expense was $8.1 million. Gains or losses related to retirements or disposition of fixed assets are recognized in the period incurred.

Intangible Assets Including Goodwill — Identifiable intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. Finite-lived intangible assets are reviewed for triggering events on a quarterly basis. Goodwill and indefinite-lived intangible assets are tested for impairment on an annual basis in the third fiscal quarter, or sooner if an indicator of impairment occurs. To determine whether goodwill and indefinite-lived intangible assets are impaired, the Company first assesses certain qualitative factors. Based on this assessment, if it is determined more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company performs the quantitative analysis of the goodwill impairment test. The Company has determined that it has a single goodwill reporting unit, and, accordingly, for the quantitative analysis, it compares the fair value of this goodwill reporting unit to its carrying values.

Foreign Currency Translation — During the periods presented, SecureWorks primarily operated in the United States. For the majority of the Company’s international businesses, the Company has determined that the functional currency of those subsidiaries is the local currency. Accordingly, assets and liabilities for these entities are translated at current rates of exchange in effect at the balance sheet date. Revenue and expenses from these international subsidiaries are translated using the monthly average exchange rates in effect for the period in which the items occur. Foreign currency translation adjustments are included as a component of accumulated other comprehensive loss, while foreign currency transaction gains and losses are recognized in the Statements of Operations within interest and other, net. These transaction gains totaled $836 thousand, $137 thousand and $75 thousand in the successor periods ended January 29, 2016, January 30, 2015 and January 31, 2014, respectively, and $209 thousand in the predecessor period ended October 28, 2013.

Deferred Offering Costs — Deferred offering costs consisted primarily of direct incremental costs related to the Company’s proposed initial public offering of its common stock. Approximately $4.3 million of deferred offering costs are included in other non-current assets in the Statements of Financial Position as of January 29, 2016, of which approximately $2.0 million were incurred prior to August 1, 2015 and were paid by Dell. Upon

SECUREWORKS CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

the completion of the initial public offering, these amounts will be offset against the proceeds of the offering. If the offering is terminated, the deferred offering costs will be expensed.

Net Parent Investment — Net parent investment, as described in Note 1, represents Dell’s historical investment in the Company, the Company’s accumulated net losses after taxes and the net effect of the transactions with and allocations from Dell through October 28, 2013. On October 29, 2013, the net parent investment balance was reclassified into common stock, additional paid in capital and accumulated deficit.

Revenue Recognition — SecureWorks derives revenue primarily from two sources: (1) subscription revenue related to managed security and threat intelligence solutions; and (2) professional services, including security and risk consulting and incident response solutions.

Revenue is considered realized and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee to its customer is fixed and determinable and collection of the resulting receivable is reasonably assured.

Multiple-Element Arrangements

Professional services contracts are typically sold separately from subscription-based solutions. For subscription offerings, revenue arrangements typically include subscription security solutions, hardware that is essential to the delivery of the service, and maintenance agreements. The nature and terms of these multiple deliverable arrangements will vary based on the customized needs of clients. A multiple-element arrangement is separated into more than one unit of accounting if both of the following criteria are met:

•	the item has value to the client on a stand-alone basis; and

•	if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in the Company’s control.

If these criteria are not met, the arrangement is accounted for as a single unit of accounting, which would result in revenue being recognized ratably over the contract term or being deferred until the earlier of when such criteria are met or when the last undelivered element is delivered. If these criteria are met for each element, consideration is allocated to the deliverables based on its relative selling price.

Subscription-Based Solutions

Subscription-based arrangements typically include security solutions, the associated hardware appliance, up-front installation fees and maintenance agreements, which are all typically deferred and recognized over the life of the related agreement. The hardware appliance contains software components that do not provide customers with the right to take possession of software licenses supporting the solutions. Therefore, software is considered essential to the functionality of the associated hardware, and, accordingly, is excluded from the accounting guidance that is specific to the software industry. The Company has determined that the hardware appliance included in the subscription-based solutions arrangements does not have stand-alone value to the customer and is required to access the Company’s Counter Threat Platform. The related maintenance agreements support the associated hardware and similarly do not have stand-alone value to the customer. The related installations fees are non-refundable and also do not have stand-alone value to the customer. Therefore, SecureWorks recognizes revenue for these arrangements as a single unit of accounting. The revenue and any related costs for these deliverables are recognized ratably over the contract term, beginning on the date service is made available to clients. Amounts that have been invoiced, but for which the above revenue recognition criteria have not been met, are included in deferred revenue.

SECUREWORKS CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

The Company has determined that it is the primary obligor in any arrangements that include third-party hardware sold in connection with its solutions, and, accordingly, the Company recognizes this revenue on a gross basis.

Professional Services

Professional services consist primarily of fixed-fee and retainer based contracts. Revenue from these engagements is recognized under the proportional performance method of accounting. Revenue from time and materials-based contracts is recognized as costs are incurred at amounts represented by the agreed-upon billing amounts.

The Company reports revenue net of any revenue-based taxes assessed by governmental authorities that are imposed on and concurrently with specific revenue-producing transactions.

Deferred Revenue — Deferred revenue represents amounts billed to customers or payments received from customers for which revenue has not yet been recognized. Deferred revenue that is expected to be recognized as revenue within one year is recorded as short-term deferred revenue and the remaining portion is recorded as long-term deferred revenue.

Cost of Revenue — Cost of revenue consists primarily of personnel expenses, including salaries, benefits and performance-based compensation for employees who maintain the Counter Threat Platform and provide support services to clients, as well as perform other critical functions. Other expenses include depreciation of equipment and costs associated with maintenance agreements for hardware provided to clients as part of their subscription-based solutions. In addition, cost of revenue includes amortization of technology licensing fees, fees paid to contractors who supplement or support solutions offerings, maintenance fees and overhead allocations.

Selling, General, and Administrative — Sales and marketing expense includes wages and benefits, sales commissions and related expenses for sales and marketing personnel, travel and entertainment, marketing programs, including lead generation, client advocacy events, other brand-building expenses, and allocated overhead. Advertising costs are expensed as incurred in selling, general and administrative expenses in the Statements of Operations. For the successor periods ended January 29, 2016, January 30, 2015 and January 31, 2014, advertising expenses were $13.0 million, $9.7 million and $1.7 million, respectively, and for the predecessor period ended October 28, 2013, advertising expenses were $6.3 million. General and administrative expense primarily includes the costs of human resources and recruiting, finance and accounting, legal support, management information systems and information security systems, facilities management and other administrative functions.

Research and Development Costs — Research and development costs are expensed as incurred. Research and development expenses include compensation and related expenses for the continued development of solutions offerings, including a portion of expenses related to the threat research team, which focuses on the identification of system vulnerabilities, data forensics and malware analysis. In addition, expenses related to the development and prototype of new solutions offerings also are included in research and development costs, as well as allocated overhead.

The Company’s solutions offerings have generally been developed internally. For the successor periods ended January 29, 2016, January 30, 2015 and January 31, 2014, total expenditures for research and development were $49.7 million, $32.1 million and $6.8 million, respectively. For the predecessor period ended October 28, 2013, total expenditures for research and development were $20.2 million.

SECUREWORKS CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

Software Development Costs — Qualifying software costs developed for internal use are capitalized when application development begins, it is probable that the project will be completed, and the software will be used as intended. In order to expedite delivery of the Company’s security solutions, the application stage typically commences before the preliminary development stage is completed. Accordingly, no significant software development costs have been capitalized as of January 29, 2016 and January 30, 2015.

Income Taxes — Current income tax expense is the amount of income taxes expected to be payable for the current year. Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Statements of Operations in the period that includes the enactment date. The Company calculates a provision for income taxes using the asset and liability method, under which deferred tax assets and liabilities are recognized by identifying the temporary differences arising from the different treatment of items for tax and accounting purposes. The Company provides valuation allowances for deferred tax assets, where appropriate. In assessing the need for a valuation allowance, SecureWorks considers all available evidence for each jurisdiction, including past operating results, estimates of future taxable income, and the feasibility of ongoing tax planning strategies. In the event SecureWorks determines all or part of the net deferred tax assets are not realizable in the future, it will make an adjustment to the valuation allowance that would be charged to earnings in the period such determination is made.

The accounting guidance for uncertainties in income tax prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. The Company recognizes a tax benefit from an uncertain tax position in the financial statements only when it is more likely than not that the position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits and a consideration of the relevant taxing authority’s administrative practices and precedents.

Commissions — The Company defers certain commission costs that are incremental and directly related to the acquisition of a service contract. When clients pay for one or more years of service in advance, sales commissions are paid 50% in the month subsequent to the execution of the service contract and the remaining 50% over the following 12 months. The Company recognizes the sales commission expense related to the entire contract ratably over the first year of the service contract. During the successor periods ended January 29, 2016, January 30, 2015 and January 31, 2014, the Company recognized $29.5 million, $20.9 million and $4.0 million, respectively, in commission expense. SecureWorks recognized $11.8 million in commission expense during the predecessor period ended October 28, 2013. All sales commission amounts are recoverable by the Company throughout the first year of a service contract. Therefore, the portion of any sales commissions paid upon the signing of a contract, for which the related sales commission expense has not yet been recognized, is recorded as a prepaid asset and amortized to expense during the first 12 months of the contract. As of January 29, 2016, January 30, 2015 and January 31, 2014, the Company had a prepaid commission balance, included in other current assets, of $1.9 million, $1.6 million and $1.0 million, respectively.

Stock-Based Compensation — For the predecessor period presented, the Company’s compensation programs included grants under Dell’s share-based payment plans. Compensation expense related to these stock-based transactions was measured and recognized in the financial statements based on fair value. In general, the fair value of each option award was estimated on the grant date using the Black-Scholes option-pricing model and a single option award approach. This model requires that at the date of grant the Company determine the fair value of the underlying common stock, the expected term of the award, the expected volatility of the stock price, risk-free interest rates, and the expected dividend yield. Stock-based compensation expense, net of forfeitures,

SECUREWORKS CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

was recognized on a straight-line basis over the requisite service periods of the awards, which was generally four years. The Company estimated a forfeiture rate to calculate the stock-based compensation awards, based on an analysis of Dell’s actual historical forfeitures for the predecessor periods. Subsequent to Dell’s going-private transaction, substantially all option awards outstanding at the time of the transaction were settled for a one-time cash payment, and all outstanding restricted stock unit awards were converted into deferred cash awards.

In connection with Dell’s going-private transaction, the board of directors of Denali approved the Denali Holding Inc. 2013 Stock Incentive Plan. Stock-based compensation expense recognized in connection with awards granted pursuant to this plan was not material during any of the periods presented.

Loss Contingencies — SecureWorks is subject to the possibility of various losses arising in the ordinary course of business. An estimated loss contingency is accrued when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. The Company regularly evaluates current information available to determine whether such accruals should be adjusted and whether new accruals are required. See “Note 7—Commitments and Contingencies” for more information about these loss contingencies.

Recently Issued Accounting Pronouncements

Leases — In February 2016, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, “Leases (Topic 842),” which requires lessees to recognize most lease liabilities on their balance sheets but recognize the expenses on their income statements in a manner similar to current practice. The update states that a lessee would recognize a lease liability for the obligation to make lease payments and a right-to-use asset for the right to use the underlying asset for the lease term. The update is effective for interim and annual periods beginning after December 15, 2018, and early adoption is permitted. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

Balance Sheet Classifications of Deferred Taxes — In November 2015, the FASB issued an amendment to its accounting guidance related to balance sheet classification of deferred taxes in ASU 2015-17, “Income Taxes (Topic 740).” The amendment requires that deferred tax assets and liabilities be classified as noncurrent in the statement of financial position. The Company elected to early adopt this standard in the fourth quarter of fiscal 2016 on a prospective basis. Other than the reclassification of deferred tax amounts in the statement of financial position as of January 29, 2016, the amendment had no impact on the Company’s statements of financial position.

Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern — In August 2014, the FASB issued ASU 2014-15, “Presentation of Financial Statements — Going concern (Suptopic 205-40).” The update requires companies to evaluate at each reporting period whether there are conditions or events that raise substantial doubt about the company’s ability to continue as a going concern within one year after the financial statements are issued. Additional disclosures will be required if management concludes that substantial doubt exists. This guidance is effective for the Company beginning in the first quarter of the fiscal year ending February 2, 2018. The Company does not expect this new guidance to impact its consolidated financial statements.

Revenue from Contracts with Customers — In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers.” The update gives entities a single comprehensive model to use in reporting information about the amount and timing of revenue resulting from contracts to provide goods or services to customers. The proposed ASU, which would apply to any entity that enters into contracts to provide goods or

SECUREWORKS CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

services, would supersede the revenue recognition requirements in Topic 605, “Revenue Recognition,” and most industry-specific guidance. The update is effective for the Company beginning in the first quarter of the fiscal year ending February 1, 2019. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

NOTE 3 — BUSINESS COMBINATIONS

Dell’s Going-Private Transaction

Dell’s going-private transaction described in Note 1 above was recorded using the acquisition method of accounting in accordance with the accounting guidance for business combinations. This guidance prescribes that the purchase price be allocated to assets acquired and liabilities assumed based on the estimated fair value of such assets and liabilities on the date of the transaction. As the Company elected to utilize pushdown accounting in the preparation of these financial statements, all of SecureWorks’ assets and liabilities were accounted for and recognized at fair value as of the transaction date. The relative fair value allocated to SecureWorks for the Dell going-private transaction totaled $641.9 million. The following table summarizes the resulting adjustment to the fair value of the Company’s assets and liabilities as a result of this transaction.

	Estimated Fair Value	Weighted- Average Useful Life
	(in thousands)	(in years)
Intangible Assets:
Amortizable intangible assets:
Customer relationships	$189,518	13.0
Technology	135,584	9.9

Total amortizable intangible assets	325,102	11.7
Trade name	30,118

Total intangible assets	355,220
Accounts receivable	37,832
Property and equipment	28,067
Goodwill	416,487
Deferred revenue	(44,689)
Deferred tax liability, net	(152,337)
Other assets, net of other liabilities assumed	1,277

Total	$641,857

The Company recorded $416.5 million in goodwill related to this transaction. This amount represents the excess of the purchase price for Dell’s going-private transaction allocated to SecureWorks over the fair value of the assets acquired and liabilities assumed. Goodwill is an asset representing future economic benefits arising from other assets acquired that are not individually identified and separately recognized. This goodwill is not deductible for tax purposes. In connection with Dell’s going-private transaction, the SecureWorks trade name was recorded at fair value as an indefinite-lived intangible asset.

Dell did not allocate any equity proceeds, debt or transaction-related expenses to SecureWorks in connection with this transaction, as these items were not attributable to the Company.

SECUREWORKS CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

The following table provides unaudited pro forma results of operations for the fiscal year ended January 31, 2014 as if Dell’s going-private transaction had occurred at the beginning of the fiscal year ended February 1, 2013. The pro forma results are adjusted for amortization of intangible assets, fair value adjustments for deferred revenue, and the related tax effects for these items.

Fiscal Year Ended January 31, 2014
(in thousands)
Pro forma revenue	$210,059
Pro forma net loss	$(43,755)

NOTE 4 — NET LOSS PER COMMON SHARE AND UNAUDITED PRO FORMA NET LOSS PER COMMON SHARE

On November 24, 2015, the Company reincorporated from Georgia to Delaware and, in connection with the reincorporation, changed its name from SecureWorks Holding Corporation to SecureWorks Corp. and its authorized capital from 1,000 shares of common stock, par value $0.01 per share, to 1,000 shares of Class A common stock and 1,000 shares of Class B common stock, each with a par value of $0.01 per share. There is no difference in dividend and liquidation rights between the Class A common stock and the Class B common stock. Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Upon the reincorporation, the 1,000 issued and outstanding shares of common stock of the Georgia corporation were reclassified into and became 1,000 issued and outstanding shares of Class B common stock of SecureWorks Corp., the Delaware corporation.

In January 2016, the Company’s board of directors and stockholder approved a 70,000-for-1 stock split of the Company’s Class B common stock. The Company filed an amendment to its certificate of incorporation effecting the stock split on April 8, 2016. The amendment to the certificate of incorporation also increased the number of shares of Class A common stock authorized for issuance from 1,000 to 2,500,000,000 shares and increased the number of shares of Class B common stock authorized for issuance from 1,000 to 500,000,000 shares. All share and per share amounts presented in these financial statements have been retroactively adjusted to reflect the impact of the stock split.

Net loss per share is calculated by dividing net loss as of the Successor years ended January 29, 2016 and January 30, 2015 and the Successor period ended January 31, 2014 by the respective weighted-average number of common shares outstanding, and excludes any dilutive effects of share-based awards and convertible notes, as they would be anti-dilutive. Diluted net loss per common share is computed by giving effect to all potential dilutive common shares, including common stock issuable upon exercise of stock options, conversion of the convertible notes described in “Note 5—Debt” and unvested restricted common stock and restricted stock units. The Company applies the two-class method to calculate earnings per share. Because both classes share the same rights in dividends and earnings, earnings per share (basic and diluted) are the same for both classes. Since losses were incurred in all periods presented, all potential common shares were determined to be anti-dilutive. Other than the shares issuable upon conversion of the convertible notes, there were no potentially dilutive common shares outstanding during periods prior to the fiscal year ended January 29, 2016.

SECUREWORKS CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

The following table sets forth the computation of net loss per common share (in thousands, except per share amounts):

	Consolidated			Combined
	Successor			Predecessor
	Fiscal Year Ended January 29, 2016	Fiscal Year Ended January 30, 2015	October 29, 2013 through January 31, 2014	February 2, 2013 through October 28, 2013
Numerator:
Net loss	$(72,381)	$(38,490)	$(11,775)	$(32,740)

Denominator:
Weighted-average number of shares outstanding:

Basic and Diluted	70,000	70,000	70,000	—

Loss per common share:
Basic and Diluted	$(1.03)	$(0.55)	$(0.17)	—

Unaudited Pro Forma Net Loss Per Common Share

The Company has presented unaudited pro forma basic and diluted net loss per common share, which has been computed to give effect to the automatic conversion of the outstanding principal and fair value accretion on the convertible notes into shares of Class A common stock as if such conversion occurred as of the date of issuance of the convertible notes. Upon the closing of the Company’s initial public offering, all of the notes will be automatically converted into shares of the Class A common stock. The following table sets forth the computation of the Company’s pro forma basic and diluted net loss per common share (in thousands, except per share amounts):

Consolidated
Successor
Fiscal Year Ended January 29, 2016
(unaudited)
Net loss	$(72,381)

Adjustment to reverse the fair value accretion of the convertible notes, net of tax	3,532

Net loss used in computing pro forma net loss per share attributable to common stockholders, basic and diluted	(68,849)

Weighted-average shares outstanding, basic and diluted	70,000

Pro forma adjustment to reflect assumed conversion of convertible notes	983
Weighted-average pro forma shares, outstanding, basic and diluted	70,983
Pro forma net loss per share attributable to common stockholders, basic and diluted	$(0.97)

SECUREWORKS CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 5 — DEBT

Convertible Debt

On June 30, 2015, the Company entered into an agreement with investors, which include the Company’s director nominees, to sell up to $25.0 million in aggregate principal amount of its convertible notes. The initial sale of convertible notes was completed on August 3, 2015 in the aggregate principal amount of $22.0 million. On September 14, 2015, the Company sold an additional convertible note in the principal amount of $0.5 million. The aggregate principal amount of convertible notes outstanding as of January 29, 2016 was $22.5 million. Each convertible note matures five business days prior to February 3, 2017, unless the maturity date is extended to August 3, 2018 by mutual consent of the holder of the convertible note and the Company. The convertible notes accrue interest at an annual rate of 5%, all of which is payable on the maturity date.

Automatic Conversion in Connection with an Initial Public Offering – Under the convertible note terms, if the Company completes an initial public offering before the note maturity date, the convertible notes will automatically convert into the number of shares of common stock of the class sold in the initial public offering that is equal to the $22.5 million face value of the convertible notes divided by the conversion price per share. The conversion price per share is equal to 80% of the initial public offering price per share.

Assuming a hypothetical initial public offering price of $16.50 per share of Class A common stock ($0.01 par value), the Company would be obligated to issue 1,704,541 shares of Class A common stock upon automatic conversion of the convertible notes at the closing of the initial public offering. Because the settlement value of the convertible notes is fixed at $28.1 million, the Company would be obligated to issue a greater number of shares if the initial public offering price per share were less than $16.50 and a lesser number of shares if the initial public offering price per share were greater than $16.50. There are no other contracts that limit the number of shares of Class A common stock issuable upon automatic conversion of the convertible notes. Fractional shares would be settled in cash. No accrued interest would convert into Class A common stock upon any such automatic conversion.

Optional Conversion into Denali Common Stock – Twenty days prior to the note maturity date, if the convertible notes have not already been repaid in full under the automatic conversion provision described above, the note holders may deliver a written notice to the Company electing to convert the entire outstanding principal amount of the convertible notes into shares of Series A common stock of Denali (“Denali common stock”). The conversion price per share for conversion into Denali common stock is the price equal to 80% of the fair market value of one share of Denali common stock on the date of the Company’s receipt of the optional conversion notice.

The Company believes that there is a remote likelihood that the optional conversion of the convertible notes into Denali common stock will occur. However, if the optional conversion were to occur, assuming a Denali common stock per share price of $25 ($0.01 par value), the Company would be obligated to issue 1,125,000 shares of Denali common stock to satisfy the Company’s obligations under the convertible notes. Because the settlement value of the convertible notes is fixed at $28.1 million, the Company would be obligated to issue a greater number of Denali shares if the per share price were less than $25 and a lesser number of Denali shares if the per share price were greater than $25. There are no other contracts that limit the number of Denali shares of common stock issuable upon an optional conversion. Fractional shares would be settled in cash. No accrued interest would convert into Denali common stock upon any such optional conversion.

Redemption at Maturity – If no conversion of the convertible notes occurs prior to the note maturity date, the Company will be obligated to settle the convertible notes at maturity with a cash payment of $24.2 million, inclusive of interest accrued since the issue date at an annual rate of 5%.

SECUREWORKS CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

In determining the appropriate accounting for the convertible notes, the Company evaluated the convertible notes in accordance with FASB ASC 480 - Distinguishing Liabilities From Equity. Upon conversion, the holders of the convertible notes are entitled to a fixed monetary amount that is known upon inception. Based on the characteristics of the convertible note instruments as legal form debt, the Company determined that the convertible notes should be classified as a liability. The Company evaluated the characteristics of the convertible notes under ASC 470 - Debt and determined that the convertible notes are considered stock-settled debt. The Company also evaluated the embedded features pursuant to ASC 815 - Derivatives and Hedging and determined that there are no embedded features that require bifurcation. Based on this evaluation, the Company determined that it is appropriate to elect the fair value option to account for the convertible notes under ASC 825 - Financial Instruments. Accordingly, the convertible notes are permitted to be recorded at fair value with changes in fair value recognized in earnings. Further, the Company believes that recording the convertible notes at fair value most accurately reflects the underlying economics of the instruments.

The Company determined the fair value using a discounted cash flow model which included significant unobservable inputs and assumptions. As a result, the convertible notes are classified as a Level 3 liability. The unobservable inputs used include projected cash outflows over varying possible maturity dates, weighted by the probability of those possible outcomes, along with assumed discount rates. Possible maturity dates range from three months to 18 months. Possible weighted outcomes include a conversion upon an initial public offering and an optional Denali conversion, as these are considered the most probable potential outcomes under the convertible note terms. The outcome scenarios incorporate discount rates varying from 1.5% to 2.7%. Varying these inputs could alter the fair value recognized for these instruments, but no material changes in fair value are expected given the maximum settlement amount of approximately $28.1 million under each of the two conversion outcomes. As of January 29, 2016, the fair value of the convertible notes is $28.0 million, with a $5.5 million change in fair value recorded during the fiscal year ended January 29, 2016. This change in fair value is included in interest and other, net in the Statements of Operations.

NOTE 6 — INCOME AND OTHER TAXES

During the periods presented in the financial statements, SecureWorks did not file separate federal tax returns, as the Company generally was included in the tax grouping of other Dell entities within the respective entity’s tax jurisdiction. The income tax benefit has been calculated using the separate return method modified to apply the benefits-for-loss approach. Under the benefits-for-loss approach, net operating losses or other tax attributes are characterized as realized by SecureWorks when those attributes are utilized by other members of the Dell consolidated group.

SECUREWORKS CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

The benefit for income taxes consists of the following:

	Successor			Predecessor
	Fiscal Year Ended January 29, 2016	Fiscal Year Ended January 30, 2015(a)	October 29, 2013 through January 31, 2014(a)	February 2, 2013 through October 28, 2013(a)
	(in thousands)
Current:
Federal	$(12,519)	$(7,552)	$(2,355)	$(9,323)
State/Local	(1,517)	(585)	(280)	(1,019)
Foreign	(1,366)	(383)	(406)	(502)

Current	(15,402)	(8,520)	(3,041)	(10,844)

Deferred:
Federal	(24,472)	(12,970)	(2,748)	(6,784)
State/Local	330	(1,172)	(104)	(208)
Foreign	(652)	(83)	(133)	(46)

Deferred	(24,794)	(14,225)	(2,985)	(7,038)

Income tax benefit	$(40,196)	$(22,745)	$(6,026)	$(17,882)

(a)       Amounts reported in the table above for the successor periods ended January 30, 2015 and January 31, 2014 and the predecessor period ended October 28, 2013 have been revised to correct an immaterial error related to deferred taxes caused by basis differences for deferred revenue, as described in “Note 1—Description of the Business and Basis of Presentation,” that resulted in a misclassification between current and deferred income tax expenses (benefit).

Loss before provision for income taxes consists of the following:

	Successor			Predecessor
	Fiscal Year Ended January 29, 2016	Fiscal Year Ended January 30, 2015	October 29, 2013 through January 31, 2014	February 2, 2013 through October 28, 2013
	(in thousands)
Domestic	$(103,061)	$(58,641)	$(15,337)	$(47,945)
Foreign	(9,516)	(2,594)	(2,464)	(2,677)

Loss before income taxes	$(112,577)	$(61,235)	$(17,801)	$(50,622)

SECUREWORKS CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

The components of the Company’s net deferred tax balances are as follows:

	January 29, 2016	January 30, 2015(a)
	(in thousands)
Deferred tax assets:
Deferred revenue	$5,231	$4,469
Provisions for doubtful accounts	874	612
Credit carryforwards	480	—
Loss carryforwards	18,509	1,471
Stock-based and deferred compensation	6,443	7,033

Deferred tax assets	31,537	13,585

Valuation allowance	(2,438)	(1,471)

Deferred tax assets, net of valuation allowance	$29,099	$12,114

Deferred tax liabilities:
Property and equipment	$(192)	$(2,089)
Purchased intangible assets	(107,901)	(116,104)
Operating and compensation related accruals	(7,855)	(6,288)
Other	(732)	—

Deferred tax liabilities	(116,680)	(124,481)

Net deferred tax liabilities	(87,581)	(112,367)

(a)	Amounts reported in the table above as of January 30, 2015 have been revised as a result of corrections related to an immaterial error related to deferred taxes caused by basis differences for deferred revenue, as described in “Note 1—Description of the Business and Basis of Presentation.”

As described in “Note 1—Description of the Business and Basis of Presentation,” the financial statements as of and for the fiscal year ended January 30, 2015 have been revised as a result of corrections related to an immaterial error related to deferred taxes caused by basis differences for deferred revenue that resulted in a misclassification between current and deferred income tax expenses (benefit) and deferred income tax assets, goodwill, deferred tax liabilities and net parent investment. As the balance sheet error affected year-end balances for fiscal 2015, fiscal 2014 and fiscal 2013, the misclassification in current and deferred income tax expense (benefit) also affected those fiscal years. There was no impact on total tax benefit, net loss or cash flows from these revisions. The effect of the error on the benefit for income taxes and the components of the Company’s net deferred tax balances are as follows:

	Fiscal Year Ended January 30, 2015	Adjustments	Fiscal Year Ended January 30, 2015
	(as reported)	(in thousands)	(as revised)
Current	(2,133)	(6,387)	(8,520)
Deferred	(20,612)	6,387	(14,225)

Total income tax benefit	(22,745)	—	(22,745)

SECUREWORKS CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

	Successor		Successor
	October 29, 2013 through January 31, 2014	Adjustments	October 29, 2013 through January 31, 2014
	(as reported)		(as revised)
Current	(691)	(2,350)	(3,041)
Deferred	(5,335)	2,350	(2,985)

Total income tax benefit	(6,026)	—	(6,026)

	Predecessor		Predecessor
	February 2, 2013 through October 28, 2013	Adjustments	February 2, 2013 through October 28, 2013
	(as reported)		(as revised)
Current	(9,656)	(1,188)	(10,844)
Deferred	(8,226)	1,188	(7,038)

Total income tax benefit	(17,882)	—	(17,882)

	As of January 30, 2015	Adjustments	As of January 30, 2015
	(as reported)		(as revised)
Deferred tax assets:
Deferred revenue	21,227	(16,758)	4,469
Provisions for doubtful accounts	612	—	612
Loss carryforwards	1,471	—	1,471
Stock-based and deferred compensation	7,033	—	7,033

Deferred tax assets	30,343	(16,758)	13,585
Valuation allowance	(1,471)	—	(1,471)

Deferred tax assets, net of valuation allowance	28,872	(16,758)	12,114

Deferred tax liabilities:
Property and equipment	(2,089)	—	(2,089)
Purchased intangible assets	(116,104)	—	(116,104)
Operating and compensation related accruals	(6,288)	—	(6,288)

Deferred tax liabilities	(124,481)	—	(124,481)

Net deferred tax liabilities	(95,609)	(16,758)	(112,367)

Net deferred tax balances are included in other non-current assets and other non-current liabilities in the Statements of Financial Position as of January 29, 2016.

As of January 29, 2016 and January 30, 2015, SecureWorks had $2.4 million and $1.5 million of deferred tax assets, respectively, related to net operating loss carryforwards for state tax returns that are not included with those of other Dell entities. These net operating loss carryforwards begin expiring in fiscal 2017. Due to the

SECUREWORKS CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

uncertainty surrounding the realization of these net operating loss carryforwards, the Company has provided valuation allowances for the full amount as of January 29, 2016 and January 30, 2015. Because the Company is included in the tax filings of certain other Dell entities, management has determined that it will be able to realize the remainder of its deferred tax assets. If the Company’s tax provision had been prepared using the separate return method, the unaudited pro forma pre-tax loss, tax benefit and net loss for the fiscal year ended January 29, 2016 would have been $112.6 million, $18.1 million and $94.5 million, respectively, as a result of the recognition of a valuation allowance that would be recorded on certain deferred tax assets.

The cumulative undistributed earnings in the Company’s non-U.S jurisdictions are currently negative. The Company, therefore, has no unrecognized deferred tax liability on these earnings.

A reconciliation of the Company’s income tax provision to the statutory U.S. federal tax rate is as follows:

	Successor			Predecessor
	Fiscal Year Ended January 29, 2016	Fiscal Year Ended January 30, 2015	October 29, 2013 through January 31, 2014	February 2, 2013 through October 28, 2013
U.S. federal statutory rate	35.0%	35.0%	35.0%	35.0%
Foreign income taxed at different rates	(0.9)	(0.7)	(1.8)	(0.8)
State income taxes, net of federal tax benefit	1.9	2.8	2.2	2.4
Nondeductible/nontaxable items	(0.3)	—	(1.5)	(1.3)

Total	35.7%	37.1%	33.9%	35.3%

The Company has no unrecognized tax benefits as of January 29, 2016 and January 30, 2015. The Company is no longer subject to tax examinations for years prior to fiscal 2012.

NOTE 7 — COMMITMENTS AND CONTINGENCIES

Lease Commitments — The Company leases land, office building and equipment under various operating lease agreements that expire through 2034. The Company is obligated, as lessee, under non-cancellable operating leases for office space in Edinburgh, Scotland, Chicago, Illinois, Atlanta, Georgia, Providence, Rhode Island and Myrtle Beach, South Carolina. At January 29, 2016, future minimum lease payments under these non-cancelable leases were as follows: $4.3 million in fiscal 2017; $4.0 million in fiscal 2018; $3.8 million in fiscal 2019; $3.3 million in fiscal 2020; and $1.7 million in fiscal 2021 and thereafter.

Rent expense under all leases totaled $3.0 million, $2.7 million and $0.7 million during the successor periods ended January 29, 2016, January 30, 2015 and January 31, 2014, respectively. During the predecessor period ended October 28, 2013, rent expensed totaled $2.2 million.

Legal Contingencies — From time to time, the Company is involved in claims and legal proceedings that arise in the ordinary course of business. SecureWorks accrues a liability when it believes that it is both probable that a liability has been incurred and that it can reasonably estimate the amount of the loss. The Company reviews the status of legal cases at least quarterly and adjusts it to reflect ongoing negotiations, settlements, rulings, advice of legal counsel, and other relevant information. Whether the outcome of any claim, suit, assessment, investigation or legal proceeding, individually or collectively, could have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows will depend on a number of factors, including the nature, timing and amount of any associated expenses, amounts paid in settlement,

SECUREWORKS CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

damages or other remedies or consequences. To the extent new information is obtained and the Company’s views on the probable outcomes of claims, suits, assessments, investigations, or legal proceedings change, changes in accrued liabilities would be recorded in the period in which such determination is made. For some matters, the amount of liability is not probable or the amount cannot be reasonably estimated and therefore accruals are not made. The following is a discussion of the Company’s sole significant legal matter during the fiscal year ended January 29, 2016:

SRI International v. Dell Inc. and SecureWorks, Inc. — On April 26, 2013, SRI International filed a complaint in the United States District Court for the District of Delaware against the Company and Dell Inc. captioned “SRI International, Inc. v. Dell Inc. and SecureWorks, Inc., Civ. No. 13-737-SLR.” The complaint alleged that the Company and Dell Inc. were infringing and inducing the infringement of SRI International patent U.S. 6,711,615 covering network intrusion detection technology and SRI International patent U.S. 6,484,203 covering hierarchical event monitoring analysis. SRI International sought damages (including enhanced damages for alleged willful infringement), a recovery of costs and attorneys’ fees, and other relief as the court deemed appropriate, and demanded a jury trial. The Company filed an answer to SRI International’s complaint which asserted affirmative defenses and counterclaims, including that the Company does not infringe or induce the infringement of the asserted patents and that the asserted patents are invalid and unenforceable.

In July 2015, the Company undertook settlement discussions with SRI International. In August 2015, SRI International and Dell Inc. entered into a settlement and license agreement under which SRI International granted to Dell Inc. and its affiliates a perpetual, fully paid-up, non-transferable, non-assignable or sub-licensable worldwide license under the patents subject to the litigation. Dell Inc. paid to SRI International a one-time lump sum of $7.5 million and the parties agreed to stipulate to dismissal with prejudice of all claims asserted by SRI International and dismissal without prejudice of all claims asserted by Dell Inc. or the Company in the litigation. Under the settlement and license agreement, if any affiliate of Dell Inc. (including the Company) ceases to be an affiliate of Dell Inc., that entity will retain its license under the agreement with SRI International, subject to certain terms and conditions as set out in the agreement with SRI International. The United States District Court for the District of Delaware dismissed the action in September 2015. As a result of those developments, the Company recognized a $7.5 million liability related to this matter during the fiscal year ended January 29, 2016. The Company expensed $5.9 million for the fiscal year ended January 29, 2016 and had a remaining prepaid patent license of $1.6 million at January 29, 2016.

Indemnifications — In the ordinary course of business, SecureWorks enters into contractual arrangements under which the Company agrees to indemnify its clients from certain losses incurred by the client as to third-party claims relating to the services performed on behalf of SecureWorks or for certain losses incurred by the client as to third-party claims arising from certain events as defined within the particular contract. Such indemnification obligations may not be subject to maximum loss clauses. Historically, payments related to these indemnifications have been immaterial.

Concentrations — Financial instruments that subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. As of January 29, 2016, all of the Company’s cash and cash equivalents are held at one financial institution that management believes to be of high credit quality. The Company’s cash and cash equivalent accounts may exceed federally insured limits at times. The Company has not experienced any losses on cash and cash equivalents to date.

The Company sells solutions to clients of all sizes primarily through direct sales organization, supplemented by sales through channel partners. The Company had a single client that represented approximately 9%, 12% and 12% of its revenue for the fiscal years ended January 29, 2016, January 30, 2015 and January 31, 2014, respectively.

SECUREWORKS CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 8 — GOODWILL AND INTANGIBLE ASSETS

Subsequent to Dell’s going-private transaction, goodwill represents the excess of the purchase price attributable to SecureWorks over the fair value of the assets acquired and liabilities assumed. There were no additions, adjustments or impairments to goodwill during the periods presented. Accordingly, goodwill totaled $416.5 million as of January 29, 2016 and January 30, 2015.

Goodwill and indefinite-lived intangible assets, if any, are tested for impairment on an annual basis during the third fiscal quarter, or sooner if an indicator of impairment occurs. Based on the results of the annual impairment test, the fair value of the SecureWorks reporting unit exceeded its carrying value and no impairment of goodwill or indefinite-lived intangible assets existed at January 29, 2016.

Intangible Assets

The Company’s intangible assets at January 29, 2016 and January 30, 2015 were as follows:

	January 29, 2016			January 30, 2015
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
	(in thousands)
Customer relationships	$189,518	$(34,869)	$154,649	$189,518	$(20,210)	$169,308
Technology	135,584	(30,694)	104,890	135,584	(17,052)	118,532

Finite-lived intangible assets	325,102	(65,563)	259,539	325,102	(37,262)	287,840
Trade name	30,118	—	30,118	30,118	—	30,118

Total intangible assets	$355,220	$(65,563)	$289,657	$355,220	$(37,262)	$317,958

Amortization expense related to finite-lived intangible assets was approximately $28.3 million, $29.8 million and $7.5 million during the successor periods ended January 29, 2016, January 30, 2015 and January 31, 2014, respectively, and $18.7 million during the predecessor period ended October 28, 2013. There were no impairment charges related to intangible assets during the fiscal years ended January 29, 2016 and January 30, 2015.

Estimated future annual pre-tax amortization expense of finite-lived intangible assets as of January 29, 2016 over the next five fiscal years and thereafter is as follows:

Fiscal Years	(in thousands)
2017	$27,736
2018	27,736
2019	27,736
2020	27,736
2021	27,736
Thereafter	120,859

Total	$259,539

SECUREWORKS CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 9 — STOCK-BASED COMPENSATION AND EMPLOYEE BENEFIT PLAN

Stock-Based Compensation

Stock Option Activity

The following table summarizes stock option activity during the respective period:

	Number of Options	Weighted- Average Exercise Price
	(in thousands)	(per share)
Predecessor
Options outstanding — February 1, 2013	$710	9.08
Transfers in	11	16.68
Transfers out	(26)	10.15
Granted	—	—
Exercised	(177)	3.28
Forfeited	—	—
Canceled/expired	(500)	11.26
Converted	(18)	5.12

Options outstanding — October 28, 2013	$—

For the predecessor period ended October 28, 2013, the intrinsic value of options exercised was $1.9 million. The total intrinsic value of options exercised represents the total pre-tax intrinsic value (the difference between the stock price at exercise and the exercise price multiplied by the number of options exercised) that was received by the option holders who exercised their options during the applicable fiscal period. For the predecessor period ended October 28, 2013, the total fair value of options vested was $1.7 million.

Restricted Stock Awards

Non-vested restricted stock awards and activities for the respective periods were as follows:

	Number of Shares	Weighted- Average Grant Date Fair Value
	(in thousands)	(per share)
Predecessor
Non-vested restricted stock balance as of February 1, 2013	$440	16.02
Transfers in	7	16.08
Transfers out	(36)	17.94
Granted	—	—
Vested (a)	(149)	16.01
Forfeited	—	—
Converted (b)	(262)	16.09

Non-vested restricted stock balance as of October 28, 2013	$—

(a)	Upon vesting of restricted stock units, shares generally were sold to cover the required withholding taxes.
(b)	A total of 262 thousand unvested restricted stock units converted to deferred cash awards that continued to have a service period requirement after the closing of Dell’s going-private transaction.

SECUREWORKS CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

For the predecessor period ended October 28, 2013, the total estimated vesting date fair value of restricted stock unit awards was $2.2 million.

Stock-based Compensation Expense

Stock-based compensation expense was allocated as follows for the respective periods:

	Successor			Predecessor
	Fiscal Year Ended January 29, 2016	Fiscal Year Ended January 30, 2015	October 29, 2013 January 31, 2014	February 2, 2013 October 28, 2013
	(in thousands)
Stock-based compensation expense:
Cost of net revenue	$36	$63	$234	$782
Operating expenses	805	722	571	2,744

Stock-based compensation expense before taxes	841	785	805	3,526
Income tax benefit	(321)	(298)	(77)	(778)

Stock-based compensation expense, net of income taxes	$520	$487	$728	$2,748

Employee Benefit Plan

Substantially all employees are eligible to participate in a defined contribution plan that complies with Section 401(k) of the Internal Revenue Code (“401(k) Plan”). Effective January 1, 2008, the Company matched 100% of each participant’s voluntary contributions, subject to a maximum contribution of 5% of the participant’s compensation, and participants vest immediately in all contributions to the 401(k) Plan. For the successor periods ended January 29, 2016, January 30, 2015 and January 31, 2014, total expense for employee retirement benefit plans was $6.7 million, $5.3 million and $1.5 million, respectively. For the predecessor period ended October 28, 2013, total expense allocated to the Company for employee retirement benefit plans was $3.0 million.

SECUREWORKS CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 10 — SUPPLEMENTAL FINANCIAL INFORMATION

Supplemental Statements of Financial Position Information

The following table provides information on amounts included in accounts receivable, net, property and equipment, net, other current assets, accrued and other liabilities, and other non-current liabilities, as well as prepaid expenses as of January 29, 2016 and January 30, 2015.

	Consolidated
	January 29, 2016	January 30, 2015
	(in thousands)
Accounts receivable, net:
Gross accounts receivable	$120,841	$71,966
Allowance for doubtful accounts	(4,484)	(1,059)

Total	$116,357	$70,907

Other current assets:
Deferred tax	$—	$3,675
Prepaid maintenance and support agreements	17,736	9,435
Prepaid other	8,475	5,192

Total other current assets	$26,211	$18,302

Property and equipment, net:
Computer equipment	$29,001	$25,202
Leasehold improvements	15,470	12,844
Other equipment	966	979

Total property and equipment	45,437	39,025
Accumulated depreciation	(22,671)	(12,778)

Total	$22,766	$26,247

Accrued and other current liabilities:
Compensation	$29,439	$15,796
Other	30,968	8,568

Total	$60,407	$24,364

Other non-current liabilities:
Deferred tax liabilities	$88,290	$116,114
Other	2,694	2,290

Total	$90,984	$118,404

SECUREWORKS CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

The allocation between domestic and foreign net revenue is based on the location of the Company’s clients. Net revenue and long-lived assets from any single foreign country did not constitute more than 10% of the Company’s net revenue or long-lived assets during any of the periods presented. The following tables present net revenue and property, plant and equipment allocated between the United States and foreign countries:

	Consolidated			Combined
	Successor			Predecessor
	Fiscal Year Ended January 29, 2016	Fiscal Year Ended January 30, 2015	October 29, 2013 through January 31, 2014	February 2, 2013 through October 28, 2013
	(in thousands)
Net revenue:
United States	$298,984	$230,309	$46,396	$134,146
Foreign Countries	40,538	31,821	7,954	17,334

Total	$339,522	$262,130	$54,350	$151,480

	Consolidated
	January 29, 2016	January 30, 2015
	(in thousands)
Property and equipment, net:
United States	$20,453	$24,595
Foreign Countries	2,313	1,652

Total	$22,766	$26,247

NOTE 11 — RELATED PARTY TRANSACTIONS

Allocated Expenses

For the periods presented, Dell has provided various corporate services to SecureWorks in the ordinary course of business, including finance, tax, human resources, legal, insurance, IT, procurement and facilities-related services. Dell also has provided SecureWorks with the services of a number of its executives and employees. For the first two quarters of fiscal 2016, the costs of such services have been allocated to the Company based on the allocation method most relevant to the service provided, primarily based on relative percentage of total net sales, relative percentage of headcount or specific identification. Beginning in the third quarter of fiscal 2016, the costs of services provided to SecureWorks by Dell were governed by a shared services agreement between SecureWorks and Dell Inc. or its wholly-owned subsidiaries. The total amount of the allocations from Dell and charges under the shared services agreement with Dell was $5.5 million and $3.0 million, respectively, in the fiscal year ended January 29, 2016. The total amount of allocations from Dell was $7.2 million in the fiscal year ended January 30, 2015 and $5.1 million in the fiscal year ended January 31, 2014. The amount for the fiscal year ended January 29, 2016 includes $2.2 million of fees for professional services directly related to the legal proceeding discussed in “Note 7—Commitments and Contingencies.” These cost allocations are reflected primarily within general and administrative expenses in the Statements of Operations. Management believes the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by the Company during the periods presented.

SECUREWORKS CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

The Company’s historical financial statements do not purport to reflect what the Company’s results of operations, financial position, equity, or cash flows would have been if the Company had operated as a stand-alone public company during the periods presented.

Related Party Arrangements

For the periods presented, related party transactions and activities involving Dell and its wholly-owned subsidiaries were not always consummated on terms equivalent to those that would prevail in an arm’s-length transaction where conditions of competitive, free-market dealing may exist.

The Company purchases certain enterprise hardware systems from Dell and Dell’s wholly-owned subsidiaries in order to provide security solutions to the Company’s clients. For the first two quarters of fiscal 2016, the expenses associated with these transactions reflect Dell’s costs and are included in cost of revenue in the Statements of Operations. Beginning in the third quarter of fiscal 2016, expenses associated with these transactions are intended to approximate arm’s-length pricing pursuant to the Company’s amended and restated master commercial customer agreement with a subsidiary of Dell Inc. that went into effect on August 1, 2015. Purchases of systems from Dell totaled $11.6 million, $7.8 million and $1.6 million for the successor periods ended January 29, 2016, January 30, 2015 and January 31, 2014, respectively, and $5.0 million for the predecessor period ended October 28, 2013.

The Company also purchases computer equipment for internal use from Dell that was capitalized within property and equipment in the Statements of Financial Position. For the first two quarters of fiscal 2016, these purchases were made at Dell’s cost. Beginning in the third quarter of fiscal 2016, these purchases were made at pricing that is intended to approximate arm’s-length pricing. Purchases of computer equipment from Dell totaled $3.7 million, $3.1 million and $1.5 million for the successor periods ended January 29, 2016, January 30, 2015 and January 31, 2014, respectively, and $1.3 million for the predecessor period ended October 28, 2013.

The Company recognized revenue related to solutions provided to Michael S. Dell, Chairman and Chief Executive Officer of Dell Inc., the Susan Lieberman Dell Separate Property Trust (a separate property trust for the benefit of Mr. Dell’s wife) and MSD Capital, L.P. (a firm founded for the purposes of managing investments of Mr. Dell and his family). The revenues recognized by the Company from solutions provided to Mr. Dell, the Susan Lieberman Dell Separate Property Trust and MSD Capital totaled $253 thousand, $279 thousand and $168 thousand for the fiscal years ended January 29, 2016, January 30, 2015 and January 31, 2014, respectively.

The Company provides solutions to certain clients whose legal contractual relationship has historically been with Dell rather than SecureWorks, although the Company is the primary obligor and carries credit and inventory risk in these arrangements. Effective on August 1, 2015, upon the creation of new subsidiaries to segregate some of the Company’s operations from Dell’s operations, as described in “Note 1—Description of the Business and Basis of Presentation,” many of such client contracts were transferred from Dell to the Company, forming a direct legal contractual relationship between the Company and the end client. For clients whose contracts have not yet been transferred, the Company recognized revenues of approximately $16.7 million for the six months ended January 29, 2016.

As the Company’s client and on behalf of certain of its own clients, Dell also purchases solutions from the Company. Beginning in the third quarter of fiscal 2016, in connection with the effective date of the Company’s commercial agreements with Dell, the Company began charging Dell for these services at pricing that is intended to approximate arm’s-length pricing, in lieu of the prior cost recovery arrangement. Such revenues totaled approximately $7.5 million for the year ended January 29, 2016.

SECUREWORKS CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

As a result of the foregoing related party arrangements, the Company recorded the following related party balances in the Statement of Financial Position as of January 29, 2016.

(in thousands)
Intercompany receivable	$19,496
Intercompany payable	$(41,187)

Net intercompany payable (in accrued and other)	$(21,691)

Accounts receivable from clients under reseller agreement with Dell (in accounts receivable, net)	$15,552

Cash Management

Dell utilizes a centralized approach to cash management and financing of its operations. For the periods presented through the six months ended July 31, 2015, Dell funded the Company’s operating and investing activities as needed and transferred the Company’s excess cash at its discretion. This arrangement is not reflective of the manner in which the Company would have been able to finance the Company’s operations had the Company been a stand-alone business separate from Dell during the periods presented. Cash transfers to and from Dell’s cash management accounts are reflected within additional paid in capital in the Statements of Financial Position and the Statements of Cash Flows as a financing activity.

Guarantees

Upon the completion of Dell’s going-private transaction, the Company guaranteed repayment of certain indebtedness incurred by Dell to finance the transaction and pledged substantially all of the Company’s assets to secure repayment of the indebtedness. Effective on August 1, 2015, the Company’s guarantees of Dell’s indebtedness and the pledge of the Company’s assets were terminated and the Company ceased to be subject to the restrictions of the agreements governing the indebtedness. Following the Company’s initial public offering, all of the Company’s shares of common stock held by Dell Marketing L.P., an indirect wholly-owned subsidiary of Dell Inc. and Denali, or by any other subsidiary of Denali that is a party to the debt agreements will be pledged to secure repayment of the foregoing indebtedness.

SECUREWORKS CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 12 — UNAUDITED QUARTERLY RESULTS

The following tables present selected unaudited Statements of Operations for each quarter of fiscal 2016 and fiscal 2015:

	Fiscal Year 2016
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(in thousands, except share and per share data)
Net revenue	$77,399	$79,855	$88,187	$94,081	$339,522

Gross margin	$33,403	$35,138	$42,722	$44,450	$155,713

Net loss	$(17,830)	$(21,124)	$(18,528)	$(14,899)	$(72,381)

Loss per common share (1):
Basic	$(17,830)	$(21,124)	$(18,528)	$(14,899)	$(72,381)
Diluted	$(17,830)	$(21,124)	$(18,528)	$(14,899)	$(72,381)
Weighted-average shares outstanding:
Basic	1,000	1,000	1,000	1,000	1,000
Diluted	1,000	1,000	1,000	1,000	1,000

	Fiscal Year 2015
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(in thousands, except share and per share data)
Net revenue	$60,638	$63,305	$66,775	$71,412	$262,130

Gross margin	$27,010	$27,355	$30,827	$32,092	$117,284

Net loss	$(10,515)	$(10,247)	$(8,762)	$(8,966)	$(38,490)

Loss per common share (1):
Basic	$(10,515)	$(10,247)	$(8,762)	$(8,966)	$(38,490)
Diluted	$(10,515)	$(10,247)	$(8,762)	$(8,966)	$(38,490)
Weighted-average shares outstanding:
Basic	1,000	1,000	1,000	1,000	1,000
Diluted	1,000	1,000	1,000	1,000	1,000

(1)	Basic and diluted loss per common share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly basic and diluted loss per common share amounts may not equal annual basic and diluted loss per common share amounts

NOTE 13 — SUBSEQUENT EVENTS

On March 15, 2016, the Company received a capital contribution from Parent of $10 million. The contribution was effectuated by a cash transfer and corresponding book entry in the Company’s capital account. Parent was the Company’s sole stockholder as of the date of this capital contribution and therefore received no additional shares of capital stock in consideration for its capital contribution.

There were no other known events occurring after the balance sheet date and up to the date of issuance of these financial statements that would materially affect the information presented herein. The Company evaluated subsequent events through March 22, 2016, the date of the issuance of these financial statements.

SECUREWORKS CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

On April 8, 2016, the Company filed an amendment to its certificate of incorporation effecting a stock split of the Company’s Class B common stock and an increase in the number of shares of Class A common stock and Class B common stock authorized for issuance. For more information, see “Note 4—Net Loss per Common Share and Unaudited Pro Forma Net Loss per Common Share.”

The Company evaluated subsequent events through April 8, 2016, the date of the reissuance of these financial statements.

SECUREWORKS CORP.

SCHEDULE II - VALUATION AND

QUALIFYING ACCOUNTS

Valuation and Qualifying Accounts

Fiscal Year	Description	Balance at Beginning of Period	Charged to Income Statement	Charged to Allowance	Balance at End of Period
		(in thousands)
Trade Receivables:
2016 - Successor	Allowance for doubtful accounts	$1,059	$4,661	$(1,236)	$4,484
2015 - Successor	Allowance for doubtful accounts	$539	$768	$(248)	$1,059
2014 - Successor	Allowance for doubtful accounts	$—	$593	$(54)	$539
2014 - Predecessor	Allowance for doubtful accounts	$1,723	$248	$2	$1,973

S-1

Clients include
36% of the
FORTUNE 100
companies

Over **99%** of
events automatically
processed without
human intervention

As many as
160 BILLION
events analyzed daily

As many as
160 MILLION
security alerts daily

Key benefits of our solution
Integrated, vendor-neutral approach
Scalable platform with powerful network effects
Contextual threat intelligence
Global visibility
Flexible service and delivery options

A LEADER
in Gartner MSSP
Magic Quadrant
2007–2015

See page 41 for information about
Gartner, Inc.

A LEADER
in 2014 IDC MarketScape
for Worldwide Managed
Security Services

7 TIMES
SC Magazine MSSP
of the Year in the United
States

As many as Clients include 160 BILLION 36%of the 99% events analyzed daily Over of F OR T UN E events automatically processed without human intervention 100 As many as companies 160 MILLION security alerts daily y benefits Scalable Ke platform of our Integrated, solution vendor-neutral powerful with approach network e?ects Flexible Contextual Global service and threat visibility delivery intelligence options All data on this page as of January 29, 2016 A LEADER A LEADER 7 TIMES in Gartner MSSP in 2014 IDC MarketScape SC Magazine MSSP Magic Quadrant for Worldwide Managed of the Year in the United 2007–2015 Security Services States See page 41 for information about Gartner, Inc.

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